Form 40-F
period 2002-12-31
FORDING CANADIAN COAL TRUST
filed 2003-05-21
CIK 1158113

As filed with the Securities and Exchange Commission on May 20, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

FORM 40-F

(Check One)
☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002

Commission file number 1-15230

FORDING CANADIAN COAL TRUST

(Exact Name of Registrant as Specified in its Charter)

ALBERTA	1221	98-0393766
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

Suite 1000, 205 — 9th Avenue SE, Calgary, Alberta T2G 0R4, (403) 260-9800
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Brad R. Johnston, General Manager, NYCO Minerals, Inc.
124 Mountain View Drive, Willsboro, New York 12996-0368, (518) 963-4262
(Name, Address and Telephone Number of Agent for Service in the United States)

____________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Units, no par value Unit Purchase Rights(1) (Title of Each Class)	The New York Stock Exchange (Name of Each Exchange on which Registered)
     (1)  The Unit Purchase Rights initially are attached to and trade with the Units.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual report, indicate by check mark the information filed with this form:

     ☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2002 there were 50,657,279 common shares outstanding of Fording Inc., the predecessor of the Registrant

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

     Yes ☐82 – _________                           No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☒                      No ☐

Signatures
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER
Exhibit Index
Annual Information Form
2002 Annual Information Form
Consent of Auditors
Section 906 Certifications of President and CFO

Information to be Filed on This Form.

Exhibit	Description

A	2002 Annual Information Form.

B	Management Discussion and Analysis for the year ended December 31, 2002 and Audited Consolidated Financial Statements as at and for the years ended December 31, 2002, 2001 and 2000.

C	Consent of Independent Accountants.

D	Section 906 certification of James G. Gardiner of Registrant, and Allen R. Hagerman of Registrant.

Undertaking.

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relating to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Controls and Procedures.

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the “Exchange Act”)is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our President and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

     Subsequent to such evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

Consent to Service of Process.

     The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Signatures

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 20, 2003	FORDING CANADIAN COAL TRUST

	By:	/s/ James Frederick Jones James Frederick Jones Trust Secretary

CERTIFICATION OF PRESIDENT

I, James G. Gardiner, certify that:

1.	I have reviewed this annual report on Form 40-F of Fording Canadian Coal Trust;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function);

	(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
/s/ James G. Gardiner President

CERTIFICATION OF CHIEF FINANCIAL OFFICER

     I, Allen R. Hagerman, certify that:

1.	I have reviewed this annual report on Form 40-F of Fording Canadian Coal Trust;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function);

	(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
/s/ Allen R. Hagerman Chief Financial Officer

Exhibit Index

Exhibit	Description

A	2002 Annual Information Form.

B	Management Discussion and Analysis for the year ended December 31, 2002 and Audited Consolidated Financial Statements as at and for the years ended December 31, 2002, 2001 and 2000.

C	Consent of Auditors.

D	Section 906 certification of James M. Gardiner of Registrant, and Allen R. Hagerman of Registrant.