Form 40-F
FORDING CANADIAN COAL TRUST
filed 2004-03-22
CIK 1158113

As filed with the Securities and Exchange Commission on March 19, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————

FORM 40-F

(Check One)

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
■	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

Commission file number 1-15230

FORDING CANADIAN COAL TRUST

(Exact Name of Registrant as Specified in its Charter)

ALBERTA	1221	98-0393766
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

Suite 1000, 205 - 9th Avenue SE, Calgary, Alberta T2G 0R4, (403) 260-9800

(Address and Telephone Number of Registrant's Principal Executive Offices)

Brad R. Johnston, General Manager, NYCO Minerals, Inc.
124 Mountain View Drive, Willsboro, New York  12996-0368, (518) 963-4262

(Name, Address and Telephone Number of Agent for Service in the United States)

———————————————

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Units, no par value Unit Purchase Rights(1) (Title of Each Class)	The New York Stock Exchange (Name of Each Exchange on which Registered)

(1)

The Unit Purchase Rights initially are attached to and trade with the Units.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual report, indicate by check mark the information filed with this form:

■

Annual Information Form

■

Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003 there were 46,945,455 Units of the issuer's capital stock outstanding

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If  "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes   ☐

82 - _______

No   ■

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

Yes   ■

No   ☐

Information to be Filed on This Form.

Exhibit	Description
A	2003 Annual Information Form.
B

Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2003 and 2002 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2003 (including a reconciliation to US GAAP at Note 21).

C	2003 Management Discussion and Analysis.
D	Consent of Independent Accountants.
E	Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
F	Section 906 certification of James L. Popowich, the President, and Ronald A. Millos, the Chief Financial Officer.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  The management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust and this involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively.  As of December 31, 2003, an evaluation was carried out under the supervision of and with the participation of the Trust's management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust's disclosure controls and procedures.  Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective and that there are no material weaknesses in the Trust's internal control over financial reporting as of December 31, 2003.

Changes in Internal Control Over Financial Reporting

Subsequent to such evaluation, there were no significant changes in internal control over financial reporting or that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Trust and Fording Inc. have adopted a Joint Code of Business Conduct that applies to all employees, including the Trust's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  This code is available

2

on the Trust's web site at www.fording.ca and in print to any unit holder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Trust's web site and provided in print to any unit holder who requests them.  There were no waivers of the Joint Code of Business Conduct in 2003.

Audit and Pension Committee

Identification of Audit Committee

The Trust has a separately-designated standing audit committee established in accordance with Exchange Act regulations.  The following trustees constitute such Audit Committee: Harry G. Schaefer, F.C.A., committee chairman; Michael S. Parrett, C.A.; and Peter Valentine, F.C.A.  Each of these trustees has been determined by the board to be independent and financially literate as those terms are defined by the New York Stock Exchange for audit committee members.

Audit Committee Financial Expert

The Trust's board of trustees has determined that more than one member of the Audit Committee meets the legal requirements of an audit committee financial expert.  Of that group, Harry G. Schaefer, F.C.A. is an audit committee financial expert.

Principal Accounting Fees and Services

Following is a summary of professional services provided by the Company's principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2002 and 2003, and the related fees:

	2002	2003
Audit fees	$196,000	$258,000
Audit related fees	145,882	236,300
Tax fees	-	57,510
All other fees	7,500	1,625
Total	$349,382	$553,435

Audit fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, review of the Annual Information Form and Management'' Discussion and Analysis and completion of limited reviews of quarterly financial information.

Audit related fees

Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas: assistance with the preparation of information required as a result of the Plan of Arrangement completed on February 28, 2003 that resulted in the Trust succeeding to the business of its predecessor, Fording Inc.; accounting consultations; review of documents required for debt refinancing; and audits related to pension plans and compliance with terms of various contractual agreements.

3

Tax fees

Tax fees include assistance rendered to the Trust in connection with various tax compliance issues in Canada and the United States.

All other fees

Other fees include advice to the Trust with respect to the requirements of the Sarbanes-Oxley Act of 2002 and to purchase a license to access a financial reporting and assurance information database developed by PricewaterhouseCoopers LLP.

Pre-approval Policies and Procedures

All fees to be paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed.  The Audit Committee has considered the compatibility of the non-audit services provided by the Company's principal auditors with auditor independence.

Off-Balance Sheet Arrangements

Reference is made to the section titled "Off-Balance Sheet Arrangements" in the 2003 Management Discussion and Analysis attached as an exhibit hereto.

Contractual Obligations

Reference is made to the contractual obligations table included in the section titled "Liquidity" in the 2003 Management Discussion and Analysis attached as an exhibit hereto.

New York Stock Exchange Corporate Governance Disclosures

New York Stock Exchange ("NYSE") corporate governance rules require foreign listed private issuers to disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.  The corporate governance practices of the Trust in 2003 did not meet the NYSE listing standard that requires a majority of independent directors.  In 2003, the Trust had four independent trustees and four non-independent trustees.  As the Declaration of Trust requires that a majority of trustees be independent, a provision was included in the Declaration of Trust that deemed Mr. Grandin to be independent until the first annual meeting of the Trust in 2004.  However, under the TSX guidelines and NYSE corporate governance rules, Mr. Grandin, as Chief Executive Officer, would be considered "related" or "non-independent".  A majority of the trustees will be independent after the Trust's annual meeting in 2004 in the event that all of the candidates nominated by the Trust's Governance Committee are elected.  A majority of the directors of Fording Inc. are independent.

Undertaking.

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

4

Consent to Service of Process.

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

5

Signatures

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2004	FORDING CANADIAN COAL TRUST By: /s/ James Frederick Jones James Frederick Jones Trust Secretary

6

Exhibit A
FORDING CANADIAN COAL TRUST

ANNUAL INFORMATION FORM

March 19, 2004

FORWARD-LOOKING INFORMATION ADVISORY

This annual information form contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to the expectations, intentions, plans and beliefs of the Fording Canadian Coal Trust (the "Trust"). Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be inaccurate. These factors include, but are not limited to: changes in commodity prices; changes in steel making methods and other technological changes; the strength of various economies; difficulties inherent with operating and selling in foreign countries; changes in the regulation of metallurgical coal and wollastonite products; the Trust's distribution entitlement in the Partnership; the effectiveness of the managing partner of the Partnership in managing its affairs; the effects of competition and pricing pressures; the oversupply of, or lack of demand for, metallurgical coal and wollastonite products; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of products, including labour stoppages and severe weather conditions; and management's ability to anticipate and manage the foregoing factors and risks.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Trust cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission, including its most recent annual report on Form 40-F as supplemented by its filings on Form 6-K.  Copies of the Trust's Canadian and U.S. public filings are available at www.sedar.com and www.sec.gov, respectively. The Trust further cautions that information contained on, or accessible through, it's website is current only as of the date of such information and may be superseded by subsequent events. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result

i

of new information, future events or other such factors which affect this information.

Conversion Table and References to Currency

To Convert To	From	Multiply By
Cubic Yards	Cubic metres	1.308
Feet	Metres	3.281
Miles	Kilometres	0.621
Acres	Hectares	2.471
Pounds	Kilograms	2.205
Short Tons	Tonnes	1.102
Long tons	Tonnes	0.984
BTU/lb	kJ/kg	0.430

Unless otherwise noted, all references in this document to monetary amounts are expressed in Canadian dollars and "$" means Canadian dollars.

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS

GENERAL GLOSSARY

2

CORPORATE STRUCTURE

6

GENERAL DEVELOPMENT OF THE BUSINESS

6

DESCRIPTION OF THE BUSINESS                                                                                                                                              8

RESERVES AND RESOURCES

18

OTHER INFORMATION REGARDING THE TRUST

27

RISKS AND OTHER TRENDS

29

DISTRIBUTION POLICIES

30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS

31

MARKETS FOR SECURITIES

31

GOVERNANCE

32

TRANSFER AGENT AND REGISTRAR

38

LEGAL PROCEEDINGS

39

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

39

ADDITIONAL INFORMATION

39

APPENDIX A - DEFINITIONS FOR RESERVES AND RESOURCES

41

ii

GLOSSARY OF TECHNICAL TERMS

"BCM" means bank cubic metre, which represents one cubic metre of material measured prior to disturbance.

 "BTU" means a measure of energy required to raise the temperature of one pound of water one degree Fahrenheit.

"BTU/lb" means BTUs per pound, an imperial unit of measure used to describe the amount of heat released on combustion of one pound of material, such as coal, under specific conditions.

"calorific value" represents the heat energy released on combustion of a unit quantity of fuel under specific conditions.

"coal year" means the twelve month period commencing on April 1st and ending on March 31st  of the following year.

"coke" means the substance formed when coking coal is heated in a coking oven to a very high temperature in the absence of air.

"dragline" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used in the open pit mining process.

"fee simple" means the most absolute and unqualified interest that can be held in land and indicates that the owner is free to hold the land in perpetuity and transfer it without hindrance.

"freehold lease" means an interest in land granted by an entity which owns the land in fee simple.

"ISO" means the International Organization for Standardization, a worldwide federation of national standards bodies.

"kJ/kg" means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of one kilogram of combustible material, such as coal, under specific conditions.

"metallurgical coal" means the various grades of coal suitable for making steel, such as coking coal, which is used to make coke, and PCI coal, which is used in the steelmaking process for its calorific value.

 "overburden" means materials that overlie a mineral deposit.

"PCI" means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

"pit" means an open excavation from which the raw mineral being mined is extracted.

"preparation plant" means a facility for crushing, sizing and washing coal to prepare it for sale.

"raw coal" means coal that has been removed or exposed for removal from a mine, but that has not been processed in a preparation plant.

"seaborne metallurgical coal" means metallurgical coal that is exported by ocean going ships from the producing country to the consuming country and "seaborne hard-coking coal" means a type of metallurgical coal used primarily for making coke in integrated steel mills.

"shovel" means a large electric or diesel powered machine used in the open pit mining process to remove and load overburden or coal.

"strip ratio" means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced.  A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal.

"thermal coal" means coal that is used primarily for its heating value.  Thermal coal tends not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.

"tonne" means a metric tonne, which is approximately 2,205 pounds, as compared to a "short" ton or "net" ton, which is 2,000 pounds, or a "long" ton or "British" ton, which is 2,240 pounds.  Unless expressly stated otherwise, the metric tonne is the unit of measure used in this document.

"tonnes of coal" means, unless expressly stated otherwise tonnes of clean coal (coal that has been processed in a preparation plant)..

"tripoli" is a naturally occurring microcrystalline form of silica used in a variety of industrial applications.

"truck and shovel mining" is an open pit mining method that utilizes shovels and large trucks to remove overburden from above the coal seam.  The coal is then loaded with shovels or loaders and hauled out of the pit in large trucks.

"wollastonite" is a naturally occurring calcium silicate used in a variety of industrial applications.

GENERAL GLOSSARY

"Arrangement" means the transaction involving Old Fording, Teck, Westshore, Sherritt, OTPP and CONSOL, and certain of their affiliates, that was completed on February 28, 2003 and that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, the business of Old Fording was reorganized under an income trust (being the Trust) and the Partnership was formed.

"CBCA" means the Canada Business Corporations Act.

"CONSOL" means CONSOL of Canada Inc. and/or CONSOL Energy Canada Ltd., as the context requires.

"Declaration of Trust" means the declaration of trust dated February 26, 2003 by which the Trust was created.  See Appendix B of the Trust's 2003 Annual

Information Form for a general description of certain of the terms of the Declaration of Trust.

"Distribution Entitlement" means a Partner's proportional entitlement, expressed as a percentage, to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership.

"Effective Date" means February 28, 2003, the date on which the Arrangement became effective.

"EVCC" means the Elk Valley Coal Corporation, formerly called the Elk Valley Operating Corporation, a wholly-owned subsidiary of the Partnership.

"Fording Common Shares" means the common shares in the capital of Fording Inc.

"Fording Inc." means the successor, by winding up, to Old FCL and Old Fording.  Fording Inc. was originally named 4123212 Canada Ltd. following its continuance under the CBCA but changed its name as part of the Arrangement.

"Fording Preferred Shares" means the preferred shares in the capital of Fording Inc.

"Fording Subordinated Notes" means the unsecured, subordinated notes of Fording Inc.

"Fording Royalty" means a right retained by Fording Inc. in connection with the sale of the Prairie Operations, in respect of the lands forming part of the Prairie Operations pursuant to which Fording Inc. is entitled to receive a royalty in respect of new coal or mineral production after February 28, 2003 excluding coal from the Genesee mine permit area (as at February 28, 2003) utilized in the planned 2005 expansion of the Genesee generating facility.  The Fording Royalty in respect of any property is not to exceed 5% of gross revenues from such property.

"Independent Director" means a director of Fording Inc. who:

(a)

is not an insider (as such term is defined under applicable securities laws) of any of the Principal Unitholders or their respective affiliates and, with respect to a director nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)

would qualify as an "unrelated director" (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the director was a director or trustee of each of the Principal Unitholders; and

(c)

would qualify as an "unrelated director" (as defined in the TSX Guidelines) of Fording Inc.

"Independent Trustee" means a Trustee who:

(d)

is not an insider (as such term is defined under applicable securities laws) of any of the Principal Unitholders or their respective affiliates and, with respect to a Trustee nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(e)

would qualify as an "unrelated director" (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the Trustee was a director or trustee of each of the Principal Unitholders; and

(f)

would qualify as an "unrelated director" (as defined in the TSX Guidelines) of the Trust.

"Industrial Minerals Operations" means, collectively, those subsidiaries of Fording Inc. engaged in the production of industrial minerals such as wollastonite and tripoli, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri.

"Luscar" means Luscar Ltd., a corporation existing under the laws of Alberta and a wholly-owned subsidiary of the Luscar Partnership.

"Luscar/CONSOL Joint Ventures" means the joint ventures in which Luscar and CONSOL are equal participants formed for the purpose of mining and preparing coal from the Luscar mine, the undeveloped Cheviot project and the Line Creek mine.

"Luscar Partnership" means the Luscar Energy Partnership, a general partnership owned indirectly by Sherritt and OTPP as to 50% each.

"Luscar Royalty" means a royalty interest retained by Luscar and CONSOL (each as to 50%) of 5% of specified net revenues in respect of any coal mined and produced at any time after February 28, 2003 from the Cheviot project, Folding Mountain, Cadomin East and Luscar North properties, as well as any other reserves at the Luscar mine that are not part of the A-6 pit at the Luscar mine.

"National Instrument" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"Neptune" means Neptune Bulk Terminals (Canada) Ltd., a corporation existing under the laws of British Columbia.

"Neptune Terminals" means the terminal operated by Neptune located in Port of Vancouver's inner harbour.

"NYSE" means the New York Stock Exchange Inc.

"Old FCL" means Fording Coal Limited, a corporation existing under the laws of Canada. Old FCL was the principal operating subsidiary of Old Fording prior to the Effective Date.  Pursuant to the Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd. which then changed its name to "Fording Inc."

"Old Fording" means Fording Inc. as it was constituted prior to the Effective Date.  Pursuant to the Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd., which then changed its name to "Fording Inc."  Prior to the completion of the Arrangement, Old Fording was a public company in Canada and the United States and its securities were listed on the TSX and the NYSE.  The Trust is the successor issuer to Old Fording.

"OTPP" means Ontario Teachers' Pension Plan Board, a non-share capital corporation existing under the laws of Ontario.

"Partners" means the partners of the Partnership following completion of the Arrangement, being Fording Inc., Teck and Teck's affiliates, QCP and TBCI, and "Partner" means any one of the Partners.

"Partnership" means the Elk Valley Coal Partnership, previously known as the Fording Coal Partnership, a general partnership existing under the laws of Alberta formed in contemplation of the Arrangement.

"Partnership Agreement" means the partnership agreement between the Partners made as of February 26, 2003.

"Partnership Distributable Cash" in respect of any period means without duplication:

(g)

all cash received by the Partnership in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of Partners; plus

(h)

cash balances on hand at the beginning of the period; less

(i)

all cash payments of any kind made in the period by the Partnership including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt; less

(j)

allocations to a reserve for reasonably anticipated cash requirements that are authorized by a resolution passed by Partners holding, in aggregate, not less than 95% of the outstanding Distribution Entitlements, either at a duly constituted meeting or in writing;

provided that reasonable use will be made of the Partnership's operating lines for working capital purposes.

"Partnership Sustaining Capital Expenditures" means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Partnership's business operations.

"Prairie Operations" means the thermal coal business of Old Fording.  These operations were substantially comprised of Old Fording's joint venture interest at Genesee, its contract mining operations at the Whitewood and Highvale mines in Alberta, and its holdings of mineral properties and rights in Alberta, Manitoba and Saskatchewan.  Pursuant to the Arrangement, the Prairie Operations were sold to an affiliate of OTPP and Sherritt.

"Principal Unitholders" means Teck, Westshore, Sherritt and OTPP (and their respective affiliates that own Units).

"QCP" means The Quintette Coal Partnership, a general partnership existing under the laws of British Columbia and an affiliate of Teck.

"SEC Guide 7" means United States Securities and Exchange Commission Guide 7 - Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

"Sherritt" means Sherritt International Corporation, a corporation existing under the laws of New Brunswick.

"Sherritt Coal Partnership II" means the general partnership formed under the laws of Ontario, the two partners of which are wholly-owned subsidiaries of each of OTPP and Sherritt.

"TBCI" means Teck-Bullmoose Coal Inc., a corporation existing under laws of British Columbia and a wholly-owned subsidiary of Teck.

"Teck" means Teck Cominco Limited, a corporation existing under the laws of Canada.  Teck is the managing partner of the Partnership.

"Third Supplement" means the third supplement, dated January 27, 2003, to Old Fording's Notice of Special Meeting, Notice of Petition and Information Circular dated November 20, 2002.  The Third Supplement describes the terms of the Arrangement.

"Trust" means Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of Alberta.  The Trust was created in contemplation of the Arrangement and is the successor issuer to Old Fording.  The Trust is governed by the terms of the Declaration of Trust.

"Trust Distributable Cash" means in respect of each calendar year,

(k)

the cash received by the Trust from Fording Inc.; plus

(l)

any other net cash investment income from any other sources, including from the disposition of Trust assets; plus

(m)

any net cash remaining from a prior period that has not previously been distributed, less,

(i)

costs, expenses and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and

(ii)

any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust.

"Trustees" mean the trustees of the Trust from time to time.

"TSX" means the Toronto Stock Exchange.

"TSX Guidelines" means the corporate governance guidelines of the TSX, as amended from time to time.

"Unit" means a trust unit of the Trust.

"Unitholder" means a holder of one or more Units.

"Unitholder Rights Plan" means the unitholder rights plan implemented by the Trust on completion of the Arrangement.

"Westshore" means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

CORPORATE STRUCTURE

Name and Formation

The Fording Canadian Coal Trust is an open-ended mutual fund trust formed under the laws of Alberta.  The Trust was established by the Declaration of Trust.  The Trust's head office is located at Suite 1000, 205-9th Avenue SE, Calgary, Alberta T2G 0R4.

Intercorporate Relationships

The following chart sets forth all material subsidiaries of the Trust as at December 31, 2003 and indicates their respective jurisdictions of incorporation or organization and the ownership percentage of each such entity beneficially owned, or over which control or direction is exercised by the Trust.

Notes:

 (1)

Fording Inc. currently has a 65% interest in the Partnership, with Teck and Teck's affiliates, QCP and TBCI, together holding the remaining 35% interest.  As managing partner of the Partnership, Teck has the right to earn up to an additional 5% interest over a four-year period, bringing its interest to 40%, if the Partnership realizes certain synergies and improves the operating results of the Elkview mine.  See "The Partnership - Metallurgical Coal Operations - Overview".

(2)

Fording Inc. holds a single voting share in Minera NYCO S.A. de C.V. in compliance with Mexican corporate law which requires that corporations have at least two shareholders.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-year History

The nature and development of the business of the Trust during the three most recently completed financial years is described in "The Partnership - Metallurgical Coal Operations - The Last Three Years" and "Industrial Minerals Operations - The Last Three Years".

Reorganization

On February 28, 2003 Old Fording, Teck, Westshore, Sherritt Coal Partnership II and CONSOL completed the Arrangement.

Pursuant to the Arrangement, the business of Old Fording was reorganized under the Trust and its subsidiary, Fording Inc., and the Partnership was formed.  The Partnership is a general partnership, the Partners of which are Fording Inc. (as to 65%), and Teck and its affiliates (as to 35%).  As part of the Arrangement, Luscar Energy Partnership (the partners of which are affiliates of each of Sherritt and OTPP) and CONSOL contributed indirectly to the Partnership their respective interests in the Line Creek mine, the Luscar mine and the undeveloped Cheviot project as well as their collective 46.4% interest in Neptune, the corporation that owns Neptune Terminals in Vancouver, British Columbia. Old Fording contributed to the Partnership its metallurgical coal business comprised substantially of the Fording River mine, the Coal Mountain mine and its interest in the Greenhills mine, and Teck contributed to the Partnership its North American metallurgical coal business comprised substantially of the Elkview mine. These assets are referred to as the "Metallurgical Coal Operations".

In addition, and as part of the Arrangement, and subject to the Fording Royalty, Old Fording sold its Prairie Operations to Sherritt Coal Partnership I and each of Teck, Westshore, Sherritt and OTPP subscribed for Units of the Trust.

The Arrangement is described in detail in the Trust's 2003 annual information form.

Significant Acquisitions and Dispositions

The Trust did not complete any significant acquisitions or dispositions during the 2003 financial year other than those completed as part of the Arrangement.  The effect of Arrangement is described in the Trust's 2003 Annual Information Form.

Trends

The primary product of the Partnership is seaborne hard-coking coal. Demand for seaborne hard-coking coal was strong in 2003 and is expected to remain strong throughout 2004 and into 2005. Integrated steel mills and coke producers around the world are finding it difficult to secure sufficient quantities of hard-coking coal. Traded coke supplies are not sufficient to meet high demand. In addition, reports from China indicate steel production in China is forecast to increase significantly in the next few years which would then result in increased demand for hard-coking coal in the future.

Management expects improved operating results in 2004. Coal prices for the 2004 coal year have increased approximately 20 percent from the average US dollar price realized during the 2003 coal year. Sales and production for the 2004 coal year are expected to be at or near capacity and production costs are expected to decline due to declining strip ratios and cost efficiencies resulting from the combination of the mines in the Partnership.

In view of the strength of the market conditions for hard-coking coal, the Partnership announced on March 16, 2004 that it is proceeding with the development of the Cheviot Creek pit using the infrastructure of the Cardinal River mine.  The initial production rate will be 1.4 million tonnes of clean coal per year. The first coal production is anticipated by the end of the fourth quarter of this year. If market demand remains strong, production may be expanded to 2.8 million tonnes per year in 2005. The capital cost to develop the Cheviot Creek pit to an annual production rate of 1.4 million tonnes is estimated at $50 million and is expected to largely be incurred during the second half of 2004. Additional capital cost to expand production to 2.8 million tonnes per year is anticipated to be another $70 million. The Trust's 65% share of the anticipated capital expenditures will be financed with existing bank credit facilities until permanent financing is arranged. It is anticipated that financing of this project will not impact cash available for distribution in 2004.

The Industrial Minerals Operations are also expected to show some improvement in earnings in 2004. However, the amount of improvement will depend to a large degree on the success of sales efforts targeted at new applications for wollastonite products.

DESCRIPTION OF THE BUSINESS

The Trust is one of the largest income trusts in Canada, and its Units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). The Trust has been organized as an income trust and as such its policy is to pay out to Unitholders its Trust Distributable Cash in each fiscal quarter. Distributions to Unitholders are facilitated by the Trust's investment in Fording Inc. which is held through a nominal amount of Fording Common Shares, $167 million of Fording Preferred Shares and $1.3 billion of Fording Subordinated Notes maturing February 28, 2008. The Fording Subordinated Notes may be extended for five successive periods of five years each at the option of Fording Inc.

Fording's Inc.'s principal asset is its initial 65% interest in the Partnership. Fording Inc. also owns 100% of the Industrial Minerals Operations.  The Partnership accounted for 96% of Fording Inc.'s revenues for the fiscal year ended December 31, 2003. The Industrial Minerals Operations accounted for the balance of the revenues.

The Partnership - Metallurgical Coal Operations (Trust interest = 65%)

Overview

The Partnership is a general partnership formed under the laws of the Province of Alberta. The Partners of the Partnership are Fording Inc. and Teck and Teck's affiliates, QCP and TBCI. The Partnership is operated pursuant to the terms of the Partnership Agreement.  The following is a summary of certain material terms of the Partnership Agreement.

Teck is the managing partner of the Partnership. As managing partner, Teck supervises management of the Partnership, provides strategic direction and assists in the realization of synergies.  However, certain significant matters regarding the Partnership must be approved by Partners holding not less than 95% of the outstanding Distribution Entitlements (a "Special Resolution of the Partners"). The annual operation of the Partnership, including budgeting and capital spending, must be set out in a capital and operating plan and budget for each calendar year.  The operating plan and budget must be presented to the Partners by no later than November 15 of each year for the following calendar year and must be approved by a Special Resolution of the Partners.  In addition to the approval of the operating plan and budget or any material amendment thereto, a Special Resolution of the Partners is required in a variety of other circumstances such as any change in the distribution policy of the Partnership, any proposed merger, arrangement or reorganization of the Partnership, the admission of new Partners (other than wholly-owned subsidiaries or affiliates of existing Partners) or the decision to institute bankruptcy or insolvency proceedings.

Each Partner is entitled to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership in proportion to its Distribution Entitlement. As at December 31, 2003, the Distribution Entitlements of the Partners were as follows:

Partner	Distribution Entitlement
Fording Inc.	65.000%
Teck	34.833%
QCP	0.164%
TBCI	0.003%

Total	100.000%

Teck's Distribution Entitlement can increase by a maximum of 5% (and Fording Inc.'s Distribution Entitlement will proportionally decrease) to the extent that the Partnership realizes certain synergies and improves the operating results of the Elkview mine, without duplication, referred to as "Incremental Returns", through the combination of metallurgical coal assets in the Partnership resulting from the Arrangement. The amount of Incremental Returns will be determined at the end of each of the four coal years commencing April 1, 2003 and ending March 31, 2007.  If Incremental Returns exceeding the initial sum of $25 million are achieved, then, for every $1 million of additional Incremental Returns that are achieved during the four coal year period, Teck's Distribution Entitlement will irrevocably increase at the rate of 0.1%.  Any increase in Teck's Distribution Entitlement will be effective as at the end of the coal year in which the Incremental Returns are achieved. In accordance with the terms of the Partnership Agreement, an independent mining engineering firm has been retained as an expert to develop a program to assess, measure and document the attainment of Incremental Returns in order to determine whether Teck's Distribution Entitlement in the Partnership is to be increased. The final report of the expert in respect of the 2003 coal year is expected in June of 2004.  Should either party dispute the conclusions of the expert, the dispute will be determined through binding arbitration.

Management of the Partnership

Teck is the managing partner of the Partnership and has extensive management experience in the metallurgical coal business.  Management responsible for conducting the day-to-day operations of the Partnership is comprised substantially of the management team of Old Fording.

Assets of the Partnership

The Partnership has six operating mines. It owns Fording River, Coal Mountain, Elkview, Line Creek and Cardinal River and has an 80% interest in a joint venture which operates the Greenhills mine. The remaining 20% interest in the joint venture is owned by Pohang Steel Canada Limited. Five of the six mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. The sixth mine, Cardinal River, is located in west central Alberta and is scheduled to transition into coal mined from the Cheviot Creek pit in 2004. The Partnership also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette mine, other coal resources in northeast British Columbia and a 46% interest in Neptune which owns Neptune Terminals in Vancouver, British Columbia.

All of the Partnership's mines are open pit mining operations and are designed to operate year-round, 24 hours per day, seven days per week. However, the operating schedules can be varied depending on market conditions.  All of the mines are serviced by two-lane all weather roads. The Partnership's reserves, facilities and waste dumps are all proximate to its mine locations.

The following map shows the location of the Partnership's six mines:

Mine Locations
Ca
Source: Fording Data.

Principal Product and Markets

The primary product of the Partnership is seaborne hard-coking coal.  Seaborne hard-coking coal is a type of metallurgical coal that is used primarily for making coke in integrated steel mills. When making steel, two of the key raw ingredients are iron ore and coke. Coke is used to convert the iron ore into molten iron. Coke is made by heating coking coal to about 2000oF (1100oC) in the absence of oxygen in a coke oven. The lack of oxygen prevents the coal from burning. The coking process drives off various liquids, gases and volatile matter. The remaining solid matter forms coke, a solid mass of nearly pure carbon. Approximately 1.5 tonnes of coal are needed to produce 1 tonne of coke. Only certain types of bituminous coal have the necessary characteristics required to make coke. These characteristics include caking properties (the ability to soften and swell when heated and then to re-solidify) and low impurity levels.

Metallurgical coal is a term used to describe coal products suitable for making steel in the integrated steel mill process. There are three main categories of metallurgical coal. Hard-coking coal forms high-strength coke, semi soft-coking coal produces coke of lesser quality, and PCI coal is used for its heat value and is not typically a coking coal. Semi soft and PCI coals have lower sales values compared to hard-coking coal due to the relative oversupply of these products. Integrated steel mills will optimize the use of semi-soft and PCI coals in order to reduce overall costs. However, there are limits to the ability of integrated steel mills to substitute semi-soft and PCI coals for hard-coking coal. Higher use of PCI coals reduce overall coking coal requirements but the coking coal used has to be of higher quality. Hard-coking coal improves coke oven production yields and during periods of high coke demand the use of semi-soft coking-coals is generally reduced.

The following schematic outlines how steel is produced in an integrated steel mill.

The seaborne hard-coking coal market, the principal market for the Partnership's products, is defined by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the relative low cost of seaborne transportation. Total worldwide production of higher quality seaborne hard-coking coal was estimated to be approximately 115 million tonnes in 2003. Australia is the largest source of seaborne hard-coking coal while Canada is firmly entrenched as the second largest source, with the Partnership remaining as the only significant Canadian producer after 2003. Australia, Canada and the United States account for approximately 80% of global production.

Trade in the seaborne hard-coking coal market is influenced by crude steel production that, in turn, is largely dependent on the overall state of regional and global economic conditions. The global trade of steel products is very large and fluctuations in supply and demand in various regions throughout the world are common. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been relatively stable. In turn, the volume of hard-coking coal used in this process has not experienced the same variability as total steel production. In 2003, Canada's share of the seaborne hard-coking coal market was approximately 21% or about 24 million tonnes. Canadian hard-coking coal is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base to create competition and security of supply. The Partnership's principal markets are Asia and Europe. See The Partnership - Metallurgical Coal Operations - Coal Sales By Geographical Area - Last Three Years.

Principal Competition

The Partnership competes primarily with coal producers from Australia and the United States.  The supply of coal in the global markets and the demand for coal among world steel producers has historically provided for a competitive seaborne market.  Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. For example, a decline in the U.S. dollar value of the Australian dollar compared to that of the Canadian dollar has in the past and may in the future allow Australian producers a price advantage over the Partnership. In addition, a number of steel producers deal with multiple coal suppliers in order to ensure a security of supply and promote further competitiveness in this market, although this dynamic has been off-set somewhat by consolidation of producers. The competitive position of the Partnership continues to be determined primarily by its production and transportation costs compared to those of other producers throughout the world.  Costs are influenced largely by the location and nature of coal deposits, currency exchange rates, operating and management skill, and government taxation and policy.

Geological Setting and Mineralization

The coal and rock strata found in the Partnership's Elk Valley operations slope downward from opposite directions to meet at a common point called a syncline. This syncline structure is folded and faulted. The coal deposits of this region occur in the Upper Jurassic to Lower Cretaceous periods. The deposits consist of medium to high volatile bituminous coal that is primarily of metallurgical quality, with minor amounts of thermal quality coal along the seam outcrops. Coal seams vary in thicknesses up to 12 meters and are interbedded with sandstones, shales, and siltstones.

The coal fields in the Elk Valley region of British Columbia have supported coal mining for decades.  The Metallurgical Coal Operations have extensive proven reserves capable of supporting continued operation for in excess of 30 years - see "Reserves and Resources".

Mining and Processing

The Metallurgical Coal Operations employ conventional open pit mining techniques using truck and shovel methods, although a dragline may be used at the Fording River and Cardinal River mines in some circumstances. Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit. Once the overburden is removed, the coal is loaded onto trucks for transport to the coal preparation plant. Coal preparation plants employ rotary breakers to break the coal to a predetermined size and remove rock. The coal is then washed using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.

Coal Transportation

Processed coal is conveyed to clean coal silos or other storage facilities for storage and loadout to railcars. The loadout facilities are set up to load and weigh unit trains (each train carrying up to 13,000 tonnes). A spray system coats the top of each railcar with a dust inhibitor to minimize the escape of coal dust during transportation.

Rail service to the five mines located in the Elk Valley is provided by the Canadian Pacific Railway. Service to the Fording River, Greenhills and Coal Mountain mines is provided pursuant to an evergreen agreement that requires three years advance notice by either party to terminate. Prices are adjusted periodically under certain conditions tied to competitive rail rates and coal prices. Service to the Elkview and Line Creek mines is provided pursuant to agreements expiring in March of 2004. Canadian National Railway Inc. provides rail service to the Cardinal River mine.

Westshore Terminals Ltd. provides ship-loading services at Robert's Bank for approximately 72% of the Partnership's metallurgical coal pursuant to long-term contracts. Neptune Terminals, in which the Partnership has an indirect 46% ownership interest, provides ship-loading services for approximately 17% of the Partnership's metallurgical coal. The remaining 11% of the Partnership's metallurgical coal products are shipped from the sites to eastern North American customers either directly by rail or by rail and barge via Thunder Bay Terminals in Thunder Bay, Ontario. A small amount of product is shipped by truck to customers in western Canada.

Changes to Contracts

Through the negotiations for the 2004 coal year, the Partnership has negotiated several multi-year evergreen supply agreements. These agreements provide for coal prices to be set annually but provide more certainty on sales volumes. The Partnership also simplified its pricing structure to achieve more uniform pricing of products and eliminated option provisions that had previously allowed customers to purchase up to 10% more of 10% less than the coal volumes agreed to under sales contracts.  See Coal Prices in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003.

Production and Quality Control

All exposed coal seams are sampled and analyzed under the supervision of professional geologists and categorized by quality and coke making potential.  This data is then used to determine stockpiling and blending strategies.  As a result, the Partnership has available to it an inventory of coal sources of varying qualities, which can be combined to form a blended high quality product after processing.  In addition to sampling at source, coal is sampled at all stages of coal preparation, at the rail loadout and at the port, to control quality.  By blending coals of different qualities, the Partnership is able to create a consistent, high quality product.

The Last Three Years

Between 1997 and 2000, the price of seaborne hard-coking coal dropped by more than 30% due to over supply and a general economic downturn in a number of Asian counties. In 2000, supply and demand returned to balance and supply remained tight through 2001. Price increases were achieved in most of the Partnership's markets for the 2001and 2002 coal years. Average pricing for the 2003 coal year decreased by approximately 3% from the previous year; however, strong demand for hard-coking coal, particularly in the last half of 2003 resulted in sales volumes for the fiscal year ended December 31, 2003 that were 24% higher than sales volumes for the fiscal year ended December 31, 2002.

On February 28, 2003, pursuant to the Arrangement, the business of Old Fording was reorganized under the Trust and its subsidiary, Fording Inc., and the Partnership was formed. As part of the Arrangement, Old Fording contributed to the Partnership its metallurgical coal business comprised substantially of the Fording River mine, the Coal Mountain mine and its interest in the Greenhills mine, and Teck contributed to the Partnership its North American metallurgical coal business comprised substantially of the Elkview mine. The Partnership also acquired the Line Creek mine and the Cardinal River mine and its undeveloped Cheviot project from the Luscar Energy Partnership as well as its 46.4% interest in Neptune. The Partnership is the second-largest producer of seaborne hard-coking coal and the only significant Canadian producer after 2003.  The Arrangement is described in detail in the Trust's 2003 annual information form.

Capital expenditures, including Partnership Sustaining Capital Expenditures, of $9 million during 2003 were at levels lower than would be considered normal over a multi-year period. The combination of the mines in the Partnership allowed for a significant amount of capital expenditures to be cancelled or deferred. In 2004, Partnership Sustaining Capital Expenditures are anticipated to be approximately $42 million. Additional capital spending is anticipated to occur in 2004 related to increasing capacity for coal production and developing the Cardinal River mine's Cheviot Creek pit.

Coal Sales By Geographical Area - Last Three Years

Coal Sales By Area (millions of tonnes) (1)
	2003		2002		2001
	% of sales	Tonnes	% of sales	Tonnes	% of sales	Tonnes
Europe	31%	6,923	34%	4,151	37%	5,494
Japan	27%	6,079	28%	3,443	27%	4,069
Korea	13%	2,984	20%	2,453	15%	2,192
China	2%	349	-	-	-	-
Taiwan	4%	1,050	4%	537	5%	795
South America	9%	1,985	5%	679	9%	1,317
North America	14%	3,214	9%	1,067	7%	1,100
Total	100%	22,584	100%	12,330	100%	14,967

(1)

2003 sales include sales by Old Fording prior to February 28, 2003 and sales by the Partnership after February 28, 2003; 2002 and 2001 sales are by Old Fording.

Fording River

The Fording River mine is located 29 kilometres northeast of Elkford, British Columbia.  The mine is comprised of 20,304 hectares of coal lands of which 3,592 hectares has been or are being mined or are scheduled for mining. Old FCL commenced construction of the Fording River mine in 1969 as a 3 million tonne per year operation.  It has been operated continuously since that time. The Fording River mine was acquired by the Partnership pursuant to the Arrangement.

Coal mined at the Fording River mine is primarily metallurgical coal, although a very small amount of thermal coal is also produced.  The current annual production capacity of the mine and preparation plant is 10 and 9.5 million tonnes, respectively. In 2003, the Fording River mine produced 8.9 million tonnes.

The majority of current production is derived from the Eagle Mountain pit.  Known reserves at the Fording River mine are projected to support mining at 2003 production rates for in excess of 25 years.

The Fording River mine's quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard, all as verified by the Quality Management Institute.

Elkview

The Elkview mine is located just outside Sparwood, British Columbia. The mine is comprised of 23,000 hectares of coal lands and fee simple lands that include coal rights. The mine has been operating on a nearly continuous basis for over 30 years. The Elkview mine constructed in 1969 by Kaiser Resources Ltd.  It was operated by Kaiser Resources Ltd. until 1980 when it was sold to BC Coal Limited, a predecessor of Westar Mining Limited ("Westar"). The mine was purchased by Teck from the trustee in the bankruptcy of Westar in 1992 and has operated continuously since 1993. The Elkview mine was acquired by the Partnership pursuant to the Arrangement.

The metallurgical coal produced at the Elkview mine is a high quality mid-volatile hard coking coal.  Lesser quantities of lower grade hard coking coal are also produced and make up roughly 15% of the total production.    The current annual production capacity of the mine and preparation plant is 6.0 and 7.0 million tonnes, respectively. In 2003, the Elkview mine produced 5.4 million tonnes of coal.

The majority of current production is derived from seams in the area of Baldy and Natal Ridge pit.  Known reserves at the Elkview mine are projected to support mining at 2003 production rates for in excess of 40 years.

The Elkview mine's quality management system is in compliance with the ISO 9001 quality standard, as verified by the Quality Management Institute.

Greenhills

The Greenhills mine is located eight kilometres northeast of Elkford, British Columbia.  The mine is comprised of 10,092 hectares of coal lands of which approximately 2,669 hectares has been or being mined or are scheduled for mining.  The Greenhills mine holds a forest licence and manages a 7,610 hectare forest located outside the active mining area.

The Greenhills mine was constructed in the early 1980's by BC Coal Limited, a predecessor of Westar. Old FCL purchased Westar's 80% interest in the Greenhills mine from the trustee in the bankruptcy of Westar in December 1992 and the mine has operated continuously since 1993.

Since 1993, the Greenhills mine has been operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among Old FCL, Pohang Steel Canada Limited ("Poscan") and Poscan's parent, Pohang Iron and Steel Company Limited ("Posco").  Pursuant to the agreement, Old FCL had an 80% interest in the joint venture while Poscan had a 20% interest.  As part of the Arrangement, and pursuant to an amending and assignment agreement made in connection with the Arrangement (the "Amending Agreement"), the 80% interest held by Old FCL was assigned to the Partnership.

In 2003, following the Arrangement, EVCC became the operator of the Greenhills joint venture.  The mine equipment and coal preparation plant are owned by the Partnership and Posco in proportion to their respective joint venture interests.  The Partnership and Posco bear all costs and expenses incurred in operating the Greenhills mine in proportion to their respective joint venture interests.  Poscan, pursuant to a property rights grant, has a right to 20% of all of the coal mined at the Greenhills mine from certain defined lands until termination of the Greenhills Joint Venture Agreement, as amended by the Amending Agreement.

Pursuant to the terms of the Greenhills Joint Venture Agreement, as amended by the Amending Agreement, the Greenhills joint venture will be terminated on the earlier of the date the reserves on the defined lands have been depleted or March 31, 2012.

Coal mined at the Greenhills mine is primarily metallurgical coal, although a small amount of thermal coal is also produced.  The current annual production capacity of the mine and preparation plant is 4.5 and 5.5 million tonnes, respectively.  In 2003, the Greenhills mine produced 4.1million tonnes.

Production is derived from the Cougar reserve which is divided into two distinct pits, Cougar North and Cougar South.  Cougar North has been fully developed and currently produces the majority of the coal for the mine.  Development and pre-stripping of Cougar South are underway and are expected to provide a long-term source of coal.  Known reserves at the Greenhills mine are projected to support mining at 2003 production rates for in excess of 25 years.

The Greenhills mine's quality management system is in compliance with the ISO 9001 quality standard, as verified by the Quality Management Institute.

Coal Mountain

The Coal Mountain mine is located 30 kilometres southeast of Sparwood, British Columbia.  The mine is comprised of 2,521 hectares of coal lands of which approximately 650 hectares has been or are being mined or are scheduled for mining.

Old FCL purchased the mine in 1994 from Corbin Creek Resources Ltd. and it has been operated continuously since that time.  Corbin Creek Resources Ltd. acquired the mine in the early 1990's from Esso Resources Canada Ltd. The Coal Mountain mine was acquired by the Partnership pursuant to the Arrangement.

The Coal Mountain mine produces both metallurgical and thermal coal.  The current annual production capacity of the mine and preparation plant is 2.5 and 3.2 million tonnes, respectively. In 2003, the Coal Mountain mine produced 1.7 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal.

Known reserves at the Coal Mountain mine are projected to support mining at 2003 production rates for in excess of 13 years.

The Coal Mountain mine's quality management system is in compliance with the ISO 9001 quality standard, as verified by the Quality Management Institute.

Line Creek

The Line Creek mine is located 22 kilometres north of Sparwood, British Columbia. The mine is comprised of 4020 hectares of coal lands of which approximately 1097 hectares has been or are being mined or are scheduled for mining.   The mine has operated continuously since its start up by Crowsnest Resources Limited in 1981. It was subsequently owned by Manalta Coal Ltd. before being acquired by the Luscar/CONSOL Joint Ventures in 1998.  The Line Creek mine was acquired by the Partnership pursuant to the Arrangement.

The Line Creek mine produces both metallurgical and thermal coal.  The current annual production capacity of the mine and preparation plant is 2.0 and 3.5 million tonnes, respectively. In 2003, the Line Creek mine produced 1.4 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal.

Known reserves at the Line Creek mine are projected to support mining at 2003 production rates for in excess of  6 years.

After acquiring the Line Creek mine as part of the Arrangement, the Partnership implemented changes to the mining plan to reduce production costs.  These changes resulted in a reduction in the annual production from the mine to approximately 2 million tonnes and, as a consequence, the workforce was reduced by approximately 40 percent to 290 employees.

Cardinal River

The Cardinal River mine is located 42 kilometres south of Hinton, Alberta and is comprised of the Luscar mine and the Cheviot project. The Luscar mine is comprised of 4,880 hectares of coal lands of which approximately 2,027 hectares have been or are being mined. The Cheviot project is comprised of 7,212 hectares of which 291 hectares are scheduled for mining commencing in 2004.

The Luscar mine commenced operations in 1970. It has been owned continuously since its start up by the Luscar/CONSOL Joint Ventures and its predecessors.   The Luscar mine and Cheviot project were acquired by the Partnership pursuant to the Arrangement.

In 2003, the Cardinal River mine produced 0.9 million tonnes of metallurgical coal. The Cardinal River mine is scheduled to transition into coal mined from the Cheviot Creek pit area of the Cheviot project in the fourth quarter of 2004 due to the depletion of coal reserves at the original Luscar mine site.

In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year. This approval contemplated the construction of a processing plant, maintenance and administration facilities, a public access road, railway access and other infrastructure requirements. In April 2001, the Government of Canada announced its acceptance of the recommendation by the joint federal and provincial review panel in favour of the development of Cheviot project, which allows the federal government to issue the regulatory authorizations required for the project to proceed.

In 2002, a revised mining plan was developed that involved mining coal at the Cheviot project and transporting the coal back to the existing processing facilities at the Cardinal River mine.  An application was submitted to the provincial and federal regulators for approval to construct a private haul road to connect the Cheviot project with the existing Cardinal River mine.  In 2003, the Government of Alberta approved the haul road. In December 2003, an application was submitted to provincial regulators to obtain the mine licence to operate the Cheviot Creek pit as the first mining area at the Cheviot project.  The mine licence and associated environmental approvals are expected to be received by the end of the second quarter of 2004.

The Cheviot Creek pit is being developed using the existing infrastructure of the Cardinal River mine including its coal preparation plant and its rail and loadout facilities.  The mine will employ the same conventional open pit truck and shovel mining techniques as were used in the other mining areas of the Cardinal River mine. Beginning in the fourth quarter of 2004, the plan is to initially produce 1.4 million tonnes of metallurgical coal annually with the ability to expand production to 2.8 million tonnes annually.  The estimated life of the pit is 6 years.  Taxes will be similar to those presently paid by the Cardinal River mine.

The capital cost to develop the Cheviot Creek pit to an annual production rate of 1.4 million tonnes is estimated at $50 million and is expected to largely be incurred during the second half of 2004. It is anticipated the production from Cheviot Creek pit will be sold to customers on the basis of multi-year volume contracts with annual price adjustment formulas. Production from the Cheviot Creek pit is subject to the Luscar Royalty.  Development capital for the pit is expected to have a three year payback.

Pursuant to the Arrangement, employee severance costs, and reclamation obligations for mining activities at the Cardinal River mine prior to March 1, 2003, are the responsibility of the Luscar/CONSOL Joint Ventures.

Neptune Terminals

The Partnership holds a 46.4% interest in Neptune, the corporation that owns Neptune Terminals. Neptune Terminals is a multi-product bulk handling port facility located at North Vancouver, British Columbia, which is owned by its users.  Neptune Terminals has a long-term lease with the Vancouver Port Authority which expires in 2020.  Shippers can access the Neptune Terminals facilities from the Canadian National rail system and, through interconnection, with the Canadian Pacific rail system.  By agreement among the shareholders of Neptune, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product.

Neptune's shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune. At December 31, 2003, the Partnership's proportionate interest in this guarantee was approximately $19.3 million and the Trust's proportionate interest in this guarantee was approximately $12.5 million.

Fording Inc. - Industrial Minerals Operations (Trust interest = 100%)

Overview

Fording Inc.'s Industrial Minerals Operations consist of NYCO Minerals, Inc. ("NYCO") with operations at Willsboro, New York, Minera NYCO S.A. de C.V. operation near Hermosillo in the northwestern state of Sonora, Mexico ("Minera") and American Tripoli, Inc. with operations near Seneca, Missouri ("American Tripoli").

NYCO - Willsboro

NYCO and its predecessors have owned the Willsboro operation since its purchase from Interpace Corporation in 1979. Willsboro's processing plant is located in Willsboro, New York, and the mine is located 22 kilometers west of the plant. The processing facilities include dry processing equipment and a surface treatment plant, warehouse space and truck and rail loadout facilities. The mining operation consists of the active Lewis Pit and the Oak Hill deposit located about 1.6 kilometers from the Lewis Pit. The mine sites are comprised of 289 hectares of wollastonite lands that are held through direct ownership or controlled through mineral leases. Approximately 43 hectares of these lands are currently being mined or are scheduled for mining.

Willsboro's primary product is wollastonite. It is extracted using open pit mining techniques and trucked to the Willsboro processing plant. In 2003, the Willsboro operation produced 43,900 tonnes of wollastonite (49,500 tonnes in 2002 and 58,500 tonnes in 2001). The current annual production capacity of the processing plant is 130,000 tonnes of wollastonite and the current annual production capacity of the mine is 300,000 tonnes of wollastonite ore. The current mine plan for the Willsboro operation contemplates the production of wollastonite from this property for in excess of 20 years at 2003 production rates. Willsboro products are marketed through a network of distributors, agents and direct sales personnel.

Willsboro's quality management system is in compliance with the ISO 9002 quality standard, as verified by the Quality Management Institute.

Minera

Minera's processing facilities, truck loadout and mine are located approximately 50 kilometers northwest of Hermosillo, Sonora, Mexico. The processing facilities include wet and dry processing plants, a surface treatment plant, warehouse space and truck and railroad loadout facilities. A warehouse and rail loadout facility are located in Hermosillo. The mine site is comprised of 1,855 hectares of surface lands and mining concessions of which approximately 100 hectares are currently being mined or are scheduled for mining.

Minera has been an indirect subsidiary of Fording Inc. and its predecessors since its incorporation in 1994. Construction of Minera began in 1996 and commercial production began in 1998. Minera's primary product is wollastonite. It is extracted using open pit mining techniques for processing at the on-site processing facilities. In 2003, the Minera operation produced 31,200 tonnes of wollastonite (29,200 tonnes in 2002 and 26,500 tonnes in 2001). The current annual production capacity of the processing facilities is 150,000 tonnes of wollastonite and the current annual production capacity of the mine is 240,000 tonnes of wollastonite ore. The operation's annual production could be increased to 240,000 tonnes through wet plant equipment expansion to respond to an increase in market demand for wollastonite. Reserves at Minera are sufficient to support annual production of 240,000 tonnes for in excess of 50 years. Minera's products are marketed through a network of distributors, agents and direct sales personnel. Minera contracts with an affiliate, Nycomex S.A. de C.V. for the supply of labor.

Minera's quality management system is in compliance with the ISO 9001 quality standard and the ISO 14001 environmental standard, as verified by the Quality Management Institute.

American Tripoli

American Tripoli's processing facilities are located in Seneca, Missouri. The processing facilities include a processing plant and drying shed. The mine site is located approximately 12 kilometers northwest of Seneca in Ottawa County, Oklahoma. The mine site is comprised of 1,168 hectares of fee simple lands of which approximately 14 hectares are currently being mined or are scheduled for mining.

American Tripoli is a wholly owned subsidiary of NYCO. It was acquired by NYCO from Interpace Corporation in 1979. American Tripoli's primary product is tripoli. It is extracted using open pit mining techniques and trucked to the Seneca processing facilities. In 2003, American Tripoli produced 11,800 tonnes of tripoli (12,700 tonnes in 2002 and 11,700 tonnes in 2001). The current annual production capacity of the mine and processing facility is 22,500 tonnes and 31,500 tonnes, respectively. The current mine plan for American Tripoli contemplates the production of tripoli from this property for at least the next 30 years at 2002 production rates. American Tripoli directly markets a variety of abrasive products to the construction and manufacturing industries for use in buffing and polishing applications.

The Last Three Years

The principal factor that has affected the Industrial Minerals Operations over the last three years is the oversupply of its principal product, wollastonite. The commencement of the Minera operation in 1996, coincident with additional production from new entrants and established producers, had the effect of reducing the price of wollastonite, particularly with respect to low-value wollastonite products. This trend continued in 2001, when sales of wollastonite decreased 21% from the previous year. In 2002, sales of industrial minerals across the Industrial Minerals Operations' product categories declined primarily as a result of exiting lower-priced markets. Lower sales volumes were partially offset by higher average sales prices. Sales of low-value wollastonite products in 2003 continued to face intense competition, but sales of high-value wollastonite products for the automotive and industrial coatings industries increased as manufacturers continued to convert traditional metal components to plastic. In 2003, wollastonite sales volumes were 74,700 tonnes, a decrease of 11% from the previous year, while sales volumes of tripoli and other minerals declined approximately 8% to 14,000 tonnes.

Willsboro and Minera compete primarily with producers in India, China and Europe, as well as with producers of substitute industrial minerals.  Since 1996, aggressive competition from other producers, particularly in China, has resulted in significant weakening of commodity prices, especially in low value products.

In 2002, analyses of some of the wollastonite product produced and shipped from the Willsboro facility indicated the presence of small quantities of asbestiform tremolite at levels giving rise to certain labelling requirements in Canada and other jurisdictions, not including the United States. The source of asbestiform tremolite was traced to one of several ore sources supplying the operation and this ore source was segregated from Willsboro's mining operations. Product testing conducted by the Willsboro operation since segregation of the ore source indicates only trace levels of asbestiform tremolite in some product shipped. Fording Inc. is not aware of any labelling or disclosure requirements relating to these trace levels. Independent analyses of on-going airborne particle sampling at the Willsboro operation indicate that the air quality meets the applicable standards mandated by the

U.S. Mine Safety and Health Administration and the U.S. Occupational Safety and Health Administration. Product testing at Minera indicates no detectable levels of asbestiform mineral.

Due to a history of operating losses and uncertainty around future improvement, Old Fording updated its assessment of the recoverability of its investment in assets related to the Minera operation following completion of the 2002 fiscal year. Projections of undiscounted future net cash flows generated by these assets were less than their carrying values and as a result, Old Fording wrote down these assets by $140 million in 2002 to their estimated fair market value.

RESERVES AND RESOURCES

Reserves and resources of the Partnership and Fording Inc.'s Industrial Minerals Operations as at December 31, 2003, have been estimated internally by the Partnership's engineers and geologists in accordance with the National Instrument 43-101 under the supervision of C. J. McKenny, a professional geologist and the Partnership's Manager, Energy Resource Planning.  Mr. McKenny is a "qualified person" for the purposes of the National Instrument.  Estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.

The Trust is subject to the provisions of the National Instrument with respect to the manner in which it reports its reserves and resources, and it is also subject to United States securities laws.  Accordingly, in this section, reserves and resources have been presented in tabular form in accordance with the National Instrument and a paragraph has been included after each reserve table reporting such information in accordance with SEC Guide 7.

Terminology

With respect to coal, Part One of Appendix A to this document contains the definitions ascribed by the Geological Survey of Canada Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System for Canada" (the "GSC Standards") to the terms "Reserve", "Resource", "Proven", "Probable", "Measured", "Indicated" and "Inferred", which are applicable to reporting coal deposits in accordance with the National Instrument.

With respect to minerals other than coal, Part Two of Appendix A to this document contains the definitions ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted August 20, 2000 (the "CIM Standards"), to the terms "Reserve", "Resource", "Proven", "Probable", "Measured", "Indicated" and "Inferred", which are applicable to reporting mineral deposits (other than coal) in accordance with the National Instrument.

Part Three of Appendix A to this document contains the definitions ascribed by SEC Guide 7 to the terms "Reserve", "Proven Reserves" and "Probable Reserves", which are applicable to the reporting of the Trust's mineral reserves, including coal, when being reported on in accordance with SEC Guide 7.  Unlike the National Instrument, SEC Guide 7 does not recognize the reporting of mineral deposits which do not meet the definition of "Reserve" contained in such guide.

Assumptions

Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared. Coal reserves are coal quantities that are anticipated to be mineable, based on feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediments to mining. The coking coal sales assumed in Reserve determination is approximately US$39 per tonne FOB (free on board) at Westshore Terminals Limited Roberts Bank export terminal. Coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations).

The Partnership - Reserves and Resources

All coal Reserves and Resources in the following tables are mineable using conventional open pit mining methods.

Proven and Probable Coal Reserves

The following table sets forth the Partnership's Proven and Probable coal Reserves at December 31, 2003:

COAL RESERVES As At December 31, 2003 (millions of tonnes)(1,3,6)
Rank	Proven(4)	Probable(4)	Total(4)	Type of Coal	Ownership (%)(2)	Calorific Value kJ/kg(4)	Sulphur Percent (by wt.)(4)
Bituminous Coal
Fording River	153	112	265	Metallurgical	L 100	32,600	0.62%
Greenhills	95	8	103	Metallurgical	FS 100	32,600	0.62%
Coal Mountain	29	1	30	Metallurgical	L 100	29,900	0.35%
Elkview	194	65	259	Metallurgical	FS 100	32,200	0.38%
Line Creek	12	-	12	Metallurgical	L 100	32,200	0.46%
Cardinal River(5)	36	26	62	Metallurgical	FS/L 5/95	32,700	0.38%
Total Metallurgical	520	211	731

Bituminous Coal
Line Creek	1	-	1	Thermal	L 100	26,500	0.35%
Total Thermal	1		1

Notes:

(1)

Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of Poscan's interest.  For a description of Poscan's interest, see "Description of the Business - The Partnership - Metallurgical Coal Operations - Greenhills".

(2)

Ownership of the coal Reserves is described as "FS" for fee simple or "L" for leasehold.  If the Reserves are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)

Fording River, Greenhills and Coal Mountain were formerly owned by Old Fording. Elkview was formerly owned by Teck. Line Creek and Cardinal River were formerly owned by Luscar/CONSOL Joint Ventures.

(4)

Numbers have been rounded.

(5)

Cardinal River includes the Cheviot permit area

(6)

See definitions in Appendix A.

Had these Proven and Probable coal Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument as presented in the above table.

In 2003, the Partnership had thel necessary permits and licenses required to mine the majority of the Reserves attributed to the above-noted mines other than the Cheviot Creek pit at the Cardinal River mine where the Partnership has a mine permit and has applied for a mine license. For information as to how the Partnership holds its interest in the lands in which the above-noted Reserves are situate, see The Partnership - Reserves and Resources - Real Property.

Measured and Indicated Coal Resources

The following table sets forth the Partnership's coal Resources (consisting of "Measured" and "Indicated" coal Resources) as at December 31, 2003:

COAL RESOURCES As At December 31, 2003 (millions of tonnes)(1,4,7)
Rank	Measured (5)	Indicated(5)	Total(5)	Type of Coal	Ownership (2)	Calorific Value kJ/kg(5)	Sulphur Percent (by wt.)(5)
Bituminous Coal
Fording River	463	194	657	Metallurgical	L	30,200	0.62%
Greenhills	5	325	330	Metallurgical	FS	30,200	0.62%
Coal Mountain	66	41	107	Metallurgical	L	28,600	0.35%
Elkview	1,318	308	1,626	Metallurgical	FS	30,200	0.38%
Line Creek	59	153	212	Metallurgical	L	30,200	0.46%
Cardinal River(6)	2	7	9	Metallurgical	FS/L 5/95	30,200	0.38%
Elco(3)	167	116	283	Metallurgical	L	30,200	0.60%
Mt. Duke(3)	-	157	157	Metallurgical	L	30,200	0.45%
Gregg River(3)	5	1	6	Metallurgical	L	30,200	0.30%
Quintette(3)	41		41	Metallurgical	L	30,200	0.45%
Total Metallurgical	2,126	1,302	3,428

Bituminous Coal
Line Creek	5	24	29	Thermal	L	25,000	0.35%
Total Thermal	5	24	29

Notes:

(1)

Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.  Coal Resources are reported exclusive of interests of third parties.  Reserves are not included in Resources. Resources do not have demonstrated economic viability.

(2)

Ownership of the coal Resources is described as "FS" for fee simple holdings or "L" for leasehold holdings.  If the Resourses are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)

Elco, Mt. Duke, Gregg River and Quintette are not currently being developed.

(4)

Fording River, Greenhills, Coal Mountain, Elco and Mt. Duke were formerly owned by Old Fording. Elkview and Quintette were formerly owned by Teck. Line Creek, Cardinal River and Gregg River were formerly owned by Luscar/CONSOL Joint Ventures.

(5)

Numbers have been rounded.

(6)

Cardinal River includes the Cheviot permit area.

(7)

See definitions in Appendix A.

Although the terms "Measured Resources" and "Indicated Resources" are recognized by the National Instrument, they are not recognized by the United States Securities and Exchange Commission.  Investors should not assume that all or any part of the mineral deposits identified as "Measured" or "Indicated" will ever be classified as Reserves. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of "Reserves".  However, the National Instrument permits the quantification of Resources in disclosure documents and the Trust has elected to include such information in this document.  In previous disclosure documents filed in the United States, Old Fording has referred to Resources as "non-reserves".

Inferred Coal Resources

The following table sets forth the Partnership's Inferred Resources for coal as at December 31, 2003:

INFERRED COAL RESOURCES As At December 31, 2003 (millions of tonnes)(1,3,5)
Rank	Inferred Resources(4)
Bituminous Coal - Metallurgical
Fording River	2,721
Greenhills	650
Coal Mountain	24
Elkview	181
Line Creek	110
Mt Duke(2)	450
Muskiki(2)	21
Gregg River(2)	2
Total Metallurgical	4,159

Bituminous Coal - Thermal
Line Creek	10
Total Thermal	10

Notes:

(1)

Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.  Coal Resources are reported exclusive of interests of third parties.  Reserves are not included in Resources. Resources do not have demonstrated economic viability.

(2)

Mt Duke, Muskiki and Gregg River are currently not being developed.

(3)

Fording River, Greenhills, Coal Mountain and Mt. Duke were formerly owned by Old Fording. Elkview was formerly owned by Teck. Line Creek, Cardinal River, Muskiki and Gregg River were formerly owned by Luscar/CONSOL Joint Ventures.

(4)

Numbers have been rounded.

(5)   See definitions in Appendix A.

Although the term "Inferred Resource" is recognized by the National Instrument, it is not recognized by the United States Securities and Exchange Commission.  "Inferred Resources" have a great amount of uncertainty as to their existence and economic and legal feasibility.  Investors should not assume that all or any part of an "Inferred Resource" exists or will ever be upgraded to a higher category or be economically or legally mineable.  SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of "Reserves".  However, the National Instrument permits the quantification of Inferred Resources in disclosure documents and the Trust has elected to include such information in this document.  In previous documents filed in the United States, Old Fording has referred to Inferred Resources as "non-reserves".

Changes in Reserves and Resources

The following tables set forth the changes in the Partnership's Reserves and Resources during 2003.  The changes are categorized as "production", "additions" or "deletions" to Reserves and Resources as at December 31, 2003:

Notes:

(1)

Numbers have been rounded.

(2)   Coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including  coal used in plant operations).    Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of Poscan's interest.  For a description of Poscan's interest, see "Description of the Business - The Partnership - Metallurgical Coal Operations - Greenhills".

(3)   Coal Resources are reported in millions of metric tonnes in situ.  Resources are reported exclusive of interests of third parties.

(4)

Significant Changes to Reserves include:

Proven: negative adjustment of 23 million tonnes metallurgical and 2 million tonnes thermal from Line Creek mine due to a reduction of  the overall strip ratio; Probable:  transfer of 33 million tonnes of Resources to Proven Reserves at the Elkview mine.

Significant Changes to Resources include:

Measured: negative adjustment of 4 million tonnes at the Coal Mountain mine; Indicated: transfer of 82.3 million tonnes to Measured Resources at the Fording River mine; negative adjustment of 0.7 million tonnes at the Line Creek mine; Inferred: transfer of 1,125 million tonnes to Measured and Indicated Resources at the Elkview mine; transfer of 18 million tonnes to Measured Resources and a negative adjustment of 18 million tonnes at the Fording River.

(5)

Tonnages below 500,000 tonnes is shown as (0) million tonnes.

(6)

See definitions in Appendix"A.

Exploration and Development Activities

In 2003, the Partnership spent approximately $0.9 million on the exploration of areas outside of its active mining areas.  These activities were directed at refining mine plans to best exploit reserves scheduled for future development.  In addition, a substantial amount of routine drilling was undertaken in active mining areas as part of normal operations and was expensed as such.  No material exploration was conducted on any of the Partnership's undeveloped properties in 2003.

Drilling activity for exploration, development and production planning purposes in 2003 totalled 24,900 metres.  All drilling, logging and sampling activities were conducted under a combination of ISO quality standards, the material testing standards established by the American Society for Testing Materials and the Partnership's internal standards.

Of the total metres drilled, 19,000 metres w as drilling conducted at all mine sites within current pit boundaries for short to medium range planning purposes. The remaining 5,900 metres was drilled in programs conducted by the Coal Mountain and Line Creek mines on coal lands adjacent to those operations that were contributed to the Partnership by Teck and Old Fording .. The drilling provided additional information about the quantity and quality of coal R esources that may be available to extend the life of the Coal Mountain and Line Creek mines. Further drilling programs will be conducted in 2004.

Real Property

The following chart lists significant coal rights held by the Partnership as at December 31, 2003:

Mineral Holdings (thousand hectares)	Fee Simple	Crown Lease and License	Total
Coal British Columbia Alberta	38.9 1.3	63.9 65.8	102.8 67.1
All Mines and Minerals except Petroleum & Natural Gas British Columbia	10.2	-	10.2
Total (1)	50.4	129.7	180.1

Notes:

(1)

Numbers have been rounded.

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. EVCC currently pays license fees ranging from $7 to $30 per hectare.  Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare.  In Alberta, crown leases are granted by the provincial government and are generally issued for 15 years.  Annual lease rentals are $3.50 per hectare.  In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Taxes are levied on the mining industry by the British Columbia provincial government under the Mineral Tax Act in two stages.  In the initial stages of production and in situations where the producer has not recovered its initial investment and return based on long term interest rates, the operating cash flow from production is taxed at a 2% rate.  If and when the producer recovers its capital investment and the applicable return, the tax increases to 13% of the annual operating cash flow after deducting capital expenditures. A discussion of mineral taxes is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003 which forms part of the Trust's 2003 Annual Report.

Fording Inc. Industrial Minerals Operations - Reserves and Resources

Proven and Probable Industrial Mineral Reserves

The following table sets forth Fording Inc.'s Proven and Probable Reserves of wollastonite and tripoli as at December 31, 2003:

-	INDUSTRIAL MINERAL RESERVES As At December 31, 2003 (millions of tonnes)(1,4)
Minerals				Grade(2)
	Proven(3)	Probable(3)	Total(3)

Wollastonite
NYCO	5	1	6	54.5%
Minera	20	85	105	54.8%
Total Wollastonite	25	86	111

Tripoli	2	-	2	94-98%

Notes:

(1)

Wollastonite and tripoli Reserves are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors.  Reserves are reported exclusive of interests of third parties.

(2)

All grades are reported as a percentage (by weight) of material.  For wollastonite, it is percentage of CaSi03 (wollastonite).  For tripoli, it is reported as a percentage SiO2 (silicon dioxide).

(3)

Numbers have been rounded.

(4)

See definitions in Appendix A.

Had the above industrial mineral Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument.

In 2003, Fording Inc. had all necessary permits which are required to mine the tonnes attributed to the above-noted mines.

Measured and Indicated Industrial Mineral Resources

The following table sets forth Fording Inc.'s industrial mineral Resources (consisting of "Measured Resources" and "Indicated Resources" of wollastonite and tripoli) as at December 31, 2003:

-	INDUSTRIAL MINERAL RESOURCES As At December 31, 2003 (millions of tonnes)(1,4)
Minerals	Measured(3)	Indicated(3)	Total(3)	Grade(2)

Wollastonite
NYCO	1	2	3	54.5%
Minera	-	-	-	-
Total Wollastonite	1	2	3

Tripoli	-	-	-	-

Notes:

(1)

Wollastonite and tripoli Resources are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors.  Resources are reported exclusive of interests of third parties. Reserves are not included in Resources. Resources do not have demonstrated economic viability.

(2)

All grades are reported as a percentage (by weight) of material.  For wollastonite, it is percentage of CaSi03 (wollastonite).  For tripoli, it is percentage SiO2 (silicon dioxide).

(3)

Numbers have been rounded.

(4)

See definitions in Appendix A

Although the terms "Measured Resources" and "Indicated Resources" are recognized by the National Instrument, they are not recognized by the United States Securities and Exchange Commission.  Investors should not assume that all or any part of the mineral deposits identified as "Measured" or "Indicated" will ever be classified as Reserves. SEC Guide 7 only permits the quantification of mineral deposits in public reports that meet the definition of "Reserves".  However, the National Instrument permits the quantification of Resources in disclosure documents and the Trust has elected to include such information in this document.  In previous disclosure documents filed in the United States, Old Fording has referred to Resources as "non-reserves".

Changes in Reserves and Resources

The following tables set forth the changes in Fording Inc.'s Reserves and Resources during 2003.  The changes are categorized as "production", "additions" or "deletions" to Reserves and Resources as at December 31, 2003:

Notes:

(1)

Numbers have been rounded.

(2)

Wollastonite and tripoli Reserves are reported in millions of metric tonnes in the ground before mining without application of recovery factors.  Reserves are reported exclusive of interests of third parties.  Reserves are not included in Resources.

(3)

Production below 500,000 tonnes is shown as (0) million tonnes.

(4)

See definitions in Appendix A.

Exploration and Development Activities

In 2003, Fording Inc. did not conduct any exploration of areas outside of its active mining areas.

Exploration and Development Activities

In 2003, Fording Inc. did not conduct any exploration of areas outside of its active mining areas.

Real Property

The following chart lists significant mineral rights held by Fording Inc.'s Industrial Minerals Operations as at December 31, 2003:

Mineral Holdings (thousand hectares)	Fee Simple	Crown Lease and License	Total
All Mines and Minerals New York Oklahoma Mexico	1.7 1.2 -	- - 9.4	1.7 1.2 9.4
Total (1)	2.9	9.4	12.3

Notes:

(1)

Numbers have been rounded.

Properties in the U.S. are fee simple lands or freehold leases under which royalties are paid to third parties.  Mineral rights in Mexico are granted by the government through the issuance of exploration and exploitation permits.  Exploration permits have annual fees of approximately $2.00 per hectare and are issued for six years.  At the end of six years, they must be converted into exploitation permits or else they revert to the government. Exploitation permits are issued for 50 years.  Annual fees for exploitation permits escalate based upon the number of years that the exploitation permit has been granted and the amounts are adjusted annually by the Mexican government.  These fees for the Minera operation currently range from US4.50 - $16.00 per hectare at current exchange rates.  The Minera operations do not have any exploration permits and are conducted entirely on exploitation permits.

OTHER INFORMATION REGARDING THE TRUST

Environmental Protection

In 2003, to the knowledge of the Trust, neither the Partnership nor Fording Inc. incurred any material remediation expenses or any material fines relating to non-compliance with applicable environmental laws.  Further, to the knowledge of the Trust, neither the Partnership nor Fording Inc., or any of their respective subsidiaries, is presently a party to any governmental or regulatory investigations or proceedings where it is alleged that it is in material violation of any environmental laws.  In the past, a small number of minor accidental discharges, releases, leaks and other environmental incidents have occurred in the course of operations.  Such occurrences have been reported to the relevant government agencies and remediated as required, but such occurrences have not had a material adverse effect on the Trust.

Reclamation Activities

The Partnership has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs which will be liabilities of the partners. In addition, Fording Inc. has liabilities relating to mine reclamation and end-of-mine closure in respect of its Industrial Minerals Operations.

As mining activities release the reserves included in the long-range mine plans, liabilities are recorded for the estimated costs to reclaim disturbed sites to meet existing regulatory standards. Reclamation liabilities are not funded. The liability is determined on a mine-by-mine basis and various assumptions are used in the engineering studies. Spending incurred under the reclamation programs is charged against the associated liability.

Reclamation costs are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards.  These costs are then accrued on an undiscounted unit of production basis as mining activities release the reserves included in the long-range mine plan.  The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure, and are based on the existing cost structure for these activities at each of the operations.  Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas and those areas become available for reclamation.  Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan.  Accrued reclamation costs are periodically reviewed and revised for changes in future estimated costs and regulatory requirements.

The amount accrued for reclamation costs was $2.8 million in 2003, $2.2 million in 2002 and $2.5 million in 2001.  The actual amount spent on reclamation activities in 2003 was $0.9 million in 2003 and 2002 and $1 million in 2001.  At December 31, 2003, the estimated undiscounted future costs related to disruption to date was $128 million, of which $46 million has been accrued.

Due to the uncertainties concerning environmental remediation, the ultimate cost of future reclamation activities could differ materially from the estimated amounts provided.  The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Partnership's and Fording Inc.'s operations becomes available.  Future changes, if any, to the estimated total liability may be material and would be recognized on a prospective basis as a change in an accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all jurisdictions in which operations are conducted.  The Trust is not able to determine the impact, if any, of environmental laws and regulation that may be enacted in the future on its financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Various regulatory agencies require security to be posted for reclamation obligations based on the forecasted costs to reclaim mined sites.  These security requirements are satisfied by posting letters of credit issued by Canadian chartered banks.

Health & Safety

The Trust, the Partnership and Fording Inc. are committed to working with all employees to maintain a safe and productive work environment.  All Partnership and Fording Inc. operations have comprehensive safety and loss control programs that incorporate the prevention of accidents, injuries and illnesses into normal work activities.  Effective use of personal protective equipment and employee training on safe work practices and procedures are also part of these programs.

Community Relations

The Trust, the Partnership and Fording Inc. are committed to the long term future and success of the communities in which their employees work and live.  The Trust, the Partnership and Fording Inc. participate in initiatives which enhance the quality of life and the delivery of services in those communities, encourage employee volunteerism and foster good relationships with stakeholders.

Human Resources

Employment Arrangements

The Trust and Fording Inc. do not employ any employees directly. Agreements made at the time of the Arrangement require the Partnership to make available members of its executive personnel to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording Inc.  The employment costs of these executives are paid by the Partnership.  However, if any of the executives spend a significant amount of his or her time in a year on the business of the Trust and/or Fording Inc., then the employment costs for that executive will be allocated between the Trust, Fording Inc. and the Partnership based on the time spent on the business and affairs of the Trust and Fording Inc. during the year. In addition, the agreements provide that employees who provide services to Fording Inc.'s Industrial Minerals Operations (other than employees employed by NYCO, Minera, American Tripoli and other subsidiaries of Fording Inc.) to be employees of the Partnership and made available to Fording Inc. on a full time basis to provide services to the Industrial Minerals Operations on a cost recovery basis.

As an interim step in effecting the Arrangement, as of February 28, 2003 all of the employees previously employed by Old FCL, the Line Creek mine and the Cardinal River mine became employees of Fording Inc. and, other than 12 employees (the "Excluded Employees"), were seconded to the Partnership.  Although not seconded to the Partnership, the Excluded Employees provided services to the Partnership. Subject to the cost recovery arrangements in respect of employees providing services to the Industrial Minerals Operations, Fording Inc. was reimbursed by the Partnership for all of the employment costs of the seconded employees and the employment costs of the Excluded Employees. As of January 1, 2004, all of the seconded employees and the Excluded Employees became employees of EVCC.

In connection with the Arrangement, the Partnership also acquired from Teck all of the issued and outstanding shares of Elkview Coal Corporation which employs the Elkview mine employees. As of January 1, 2004, Elkview Coal Corporation was amalgamated with EVCC.

Compensation Covenant

The Arrangement provides that Old Fording employees, while employed by Fording Inc. or the Partnership, will be provided with compensation arrangements until the third anniversary of the Effective Date which are, in the opinion of the Trustees and directors of Fording Inc. who were directors of Old Fording, no less favourable, in the aggregate, than the compensation policies and arrangements that were in place prior to the Arrangement.

Change in Control Agreements

Old Fording entered into Change in Control Agreements with certain members of its senior management in connection with becoming a public company in 2001. Seven of the Change in Control Agreements were assumed by the Partnership (the "C/C Agreements") under the Arrangement. The Arrangement also constituted a change in control for the purposes the C/C Agreements. If an executive who is a party to a C/C Agreement resigns or is terminated without cause prior to March 1, 2006, such executive will be entitled to the severance benefits provided for by the C/C Agreement. The severance benefits generally provide for two years salary, benefits and bonuses except that the former President and Chief Executive Officer of Old Fording, is entitled to three years salary, benefits and bonuses.

As of December 31, 2003, three of the C/C Agreements had been exercised.  No provision has been accrued for the contingent liability related to C/C Agreements that were outstanding on December 31, 2003. The liability is charged to earnings in the period in which the resignation, retirement or termination occurs. The Trust's 65 percent share of the contingent liability, which is dependent on the achievement of certain future financial results, ranges between $7 million and $14 million. The announced retirement of the of the former President and Chief Executive Officer of Old Fording in the first quarter of 2004 will reduce this contingent liability by $4 million to $7 million.

Other Information

All of the Partnership's mines are unionized except for the Greenhills mine.  The expiry dates for the current collective agreements at the unionized mines are as follows:

  Fording River:            April 30, 2006

  Elkview                        October 31, 2005

  Coal Mountain:          December 31, 2004

  Line Creek                   May 31, 2005

  Cardinal River            June 30, 2007

As at December 31, 2003, the Partnership's workforce was approximately 2,600 employees, all of which reside in Canada. In addition, Fording Inc., through its subsidiaries, employs approximately 100_employees at operations in the United States and 75 employees at its operation in Mexico.  The Willsboro and American Tripoli mines are unionized and the current collective agreements expire June 30, 2006 and June 30, 2008, respectively.  The Minera mine is not unionized.

RISKS AND OTHER TRENDS

An investment in the Units involves a number of risks. The financial performance of the Trust will be entirely dependent upon the operations and assets of Fording Inc. and, in particular, Fording Inc.'s interest in the Partnership. Accordingly, an investment in the Units will expose the holder to all of the risks to which the Trust is exposed, as well as to the risks to which Fording Inc. and the Partnership are exposed. The discussion of certain relevant risk factors is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003 which forms part of the Trust's 2003 Annual Report.

DISTRIBUTION POLICIES

The Trust

It is the policy of the Trust to distribute its Trust Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month. To the extent that distributions do not exceed the taxable income of the Trust, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to Unitholders of record on December 31st of each year. In the event that the Trustees determine that the Trust does not have sufficient available cash to make the full amount of any distribution, the payment of such distribution may be made in Units.

Fording Inc.

Fording Inc. distributes its available cash to the Trust, plus an amount equal to the expenses payable by the Trust, on a quarterly basis, subject to compliance with legal and contractual obligations. Fording Inc. distributes its available cash to the Trust by way of interest on the Fording Subordinated Notes, redemptions of Fording Preferred Shares, dividends or other distributions on the Fording Common shares and principal repayments on the Fording Subordinated Notes. The amount of such distributions will be determined primarily on Fording Inc.'s anticipated results for that quarter, and subject to other considerations such as expected future performance. Distributions of available cash also take into account any amounts paid in prior periods that were greater or less than the actual available cash for those prior periods. Available cash is determined after provision for cash reserves which includes the proportionate share of cash reserves at the Partnership level.

The Partnership

The Partnership makes monthly distributions of Partnership Distributable Cash to the Partners in proportion to their respective Distribution Entitlements.  The Partnership's distribution policy cannot be changed unless approved by Special Resolution of the Partners.

Distribution/Dividend History

The following quarterly distributions were paid by the Trust on a per unit basis for 2003 inclusive of the two special distributions totalling $1.50 per unit paid on April 15 and July 15:

April 15, 2003	$1.00
July 15, 2003	$1.49
October 15, 2003	$1.00
January 15, 2004	$1.00

The following dividends were paid by Old Fording on a per share basis in 2001 and 2002:

December 17, 2001	$0.125
March 15, 2002	$0.125
June 17, 2002	$0.125
September 16, 2002	$0.150
December 16, 2002	$0.150

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended

December 31, 2003 is included in the Trust's 2003 Annual Report and is incorporated by reference into this Annual Information Form.

MARKETS FOR SECURITIES

Exchange Listings

The Units are listed and posted for trading on the TSX under the symbol "FDG.UN" and on the NYSE under the symbol "FDG".

Trading Price and Volume

	TSX			NYSE
Date	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
February*	$ 31.44	$ 30.25	226,296	$ 0.00	$ 0.00	-
March	$ 30.90	$ 28.05	465,375	$ 20.35	$ 18.90	20,769
April	$ 29.24	$ 25.06	125,343	$ 19.54	$ 17.37	17,048
May	$ 25.49	$ 23.16	218,030	$ 18.40	$ 16.55	29,933
June	$ 25.90	$ 23.61	100,414	$ 19.25	$ 17.25	42,919
July	$ 27.17	$ 24.40	126,148	$ 19.60	$ 17.85	27,886
August	$ 28.00	$ 26.70	96,712	$ 20.50	$ 19.01	14,000
September	$ 31.00	$ 27.80	216,165	$ 23.00	$ 20.00	32,157
October	$ 34.25	$ 28.51	156,947	$ 26.03	$ 21.30	68,300
November	$ 37.50	$ 32.50	194,434	$ 28.25	$ 24.98	120,489
December	$ 49.93	$ 34.40	367,408	$ 38.80	$ 26.54	140,973
*Data represents February 28, 2003 only being the first day that the units began trading; NYSE data not available from February 28 to March 9, 2003.

Constraints on Ownership

Pursuant to the Declaration of Trust, at no time may more than 49% of the Units then outstanding be held by or for the benefit of a person who is a not a resident or deemed not to be a resident of Canada for the purposes of the Income Tax Act (Canada). If the Trustees determine that more that 49% of the units are held by non-residents, the Trustees may sell the Units on behalf of non-resident holders in inverse order of acquisition or registration.

Unitholder Rights Plan

As part of the Arrangement, the Trust adopted the Unitholder Rights Plan.  The purpose of the Unitholder Rights Plan is to provide Unitholders with sufficient time to assess a take-over bid for the Trust, if such bid were to be made, and to provide the Trustees with the opportunity to explore and develop alternatives that are in the best interest of the Trust and the Unitholders.

The Unitholder Rights Plan is intended to encourage a potential acquiror to proceed either by way of a "Permitted Bid" (defined below) or with the concurrence of the Trustees.

A "Permitted Bid" is a bid which: (i) has been made by way of a take-over bid circular; (ii) has been made to all Unitholders; (iii) is outstanding for a minimum of 50 days; (iv) provides that no Units deposited to such bid will be taken up and paid for (1) prior to the day which is 50 days following the date of the take-over bid, and (2) unless on that date, more than 50% of the outstanding Units held by "Independent Unitholders" (generally, Unitholders who are unrelated to the bidder) have been deposited and not withdrawn; and (v) provides that if more than 50% of the Units held by Independent Unitholders are tendered to the bid and not withdrawn within the 50-day period, the bidder must make a public announcement to that effect and allow for the tendering of outstanding Units for an additional ten-day period.

Under the Unitholder Rights Plan, on the Effective Date, one right was issued in respect of each Unit issued under the Arrangement (a "Right").  The Rights will separate from the Units after a person has acquired, or commenced a take-over bid to acquire, beneficial ownership of 20% or more of the Units (a "Flip-in Event").  Ten trading days after the occurrence of a Flip-in Event, each Right, other than a Right held by the person that initiated the Flip-in Event or any other person acting jointly or in concert with such person, will permit the holders of Rights to purchase Units at a 50% discount to their market price.  The Rights are not exercisable if an acquisition of Units is made pursuant to a Permitted Bid.  The Rights are also not exercisable if such acquisition is made pursuant to a prospectus offering, a private placement or a securities exchange take-over bid involving the issuance of Units that have not been previously distributed.

The Trustees may, prior to a Flip-in Event, waive the application of the Unitholder Rights Plan if the take-over bid is made by way of a take-over bid circular to all holders of Units. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the Units, provided that they are not making a take-over bid.

OTPP, as well as any other person who, for purposes of the Unitholder Rights Plan, was deemed to beneficially own 20% or more of the Units outstanding as at the first moment in time after the Arrangement became effective, has been grandfathered under the Unitholder Rights Plan so long as it does not subsequently increase its beneficial ownership of Units by more than 1% of the number of Units outstanding at such time, other than by way of certain permitted transactions specified in the Unitholder Rights Plan.

The Unitholder Rights Plan must be reconfirmed at every third annual meeting of Unitholders following the Arrangement.  In any event, the Unitholder Rights Plan will expire on the tenth anniversary of the Arrangement unless it terminates prior to that time due to its failure to be reconfirmed by Unitholders.

GOVERNANCE

Governance Arrangements

As part of the Arrangement, each of the Principal Unitholders subscribed for Units and entered into a governance agreement with the Trust and Fording Inc.  The governance agreements provide each of Teck, Westshore and  OTPP and Sherritt (acting together) with the right to nominate one Trustee and one director of Fording Inc. as part of the slate of Trustees and directors to be put forward by each of the Trust and Fording Inc. for election by Unitholders.  The right of a Principal Unitholder to put forward a nominee to the Trust and Fording Inc. terminates unless the Principal Unitholder retains a certain minimum ownership interest in the Trust and Westshore's right has terminated for this reason.  The nominee of OTPP and Sherritt must be an Independent Director or an Independent Trustee, as the case may be.  The balance of the Trustees will be nominated for election by the Governance Committee of the Trustees or the Governance Committee of the board of directors of Fording Inc., as applicable.

Each governance agreement contains the agreement of the Trust to nominate the nominees of the Principal Unitholders and the agreement of the Principal Unitholders to vote for the Trustees and directors nominated by the Trust and Fording Inc.  The right of any Principal Unitholder to nominate a person as a Trustee or director is lost if the Principal Unitholder fails to vote for the slate so nominated.

Mr. Michael Grandin has been appointed as the Chairman and Chief Executive Officer of the Trust.  Thereafter, the Chairman and Chief Executive Officer will be selected by the Trustees from among the Independent Trustees. Any proposed officer of the Trust who is also a director, officer or employee of Teck or any of its affiliates, or the Partnership, must be approved by the Independent Trustees.

The powers of the Trustees are subject to specific limitations contained in the Declaration of Trust (including restrictions on investments by the Trust in order to comply with applicable income tax rules, the ability to vote the Fording Common Shares held by the Trust and the ability to terminate the Trust), and otherwise the Trustees have full, absolute and exclusive, power, control and authority over the assets and affairs of the Trust.

Biographies of Trustees and Directors

The following is a brief biography of each of the Trustees and the directors of Fording Inc., including their municipality of residence and a description of their principal occupation during the last five years.  As a group, the individuals listed below owned directly or indirectly, or exercised control or direction over 50,724 Units as at March 18, 2004 representing less than 1% of the outstanding Units. Additional information about the Trustees and directors is contained in Information Regarding Nominees for Election As Trustees and Information Regarding Nominees for Election As Directors in the Trust's 2004 Management Information Circular incorporated by reference into this Annual Information Form.

Trustees

Dr. Lloyd I. Barber, C.C., S.O.M.

Residence:  Regina Beach, Saskatchewan

Age:  72

Trustee:  Fording Canadian Coal Trust

Became a Trustee:  2003

Dr. Barber is President Emeritus of the University of Regina, a position he has held since 1990.  Dr. Barber was President of the University of Regina.  Dr. Barber serves as a director of Teck Cominco Limited, CanWest Global Communications Corp., Molson Inc. and Greystone Capital Management.  Dr. Barber is a Companion of the Order of Canada.

______________________________________________________________________________________

Michael A. Grandin

Residence:  Calgary, Alberta

Age:  59

Trustee - Fording Canadian Coal Trust

Director - Fording Inc.

Became a Trustee and Director:  2003

Michael Grandin is currently Chairman and Chief Executive Officer of Fording Canadian Coal Trust, a position he has held since February 2003. Mr. Grandin was director of the predecessor corporation to the Fording Canadian Coal Trust from 2001 to 2003.  In February, 2004 Mr. Grandin was appointed Dean of the Haskayne School of Business.  Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002.   From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, a diversified operating company active in transportation, energy and hotels.  He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998.  He is also a director of Pengrowth Corporation, Enerflex Systems Ltd.,  IPSCO Inc., BNS Split Corp., the Investment Dealers Association of Canada and EnCana Corporation.

Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A liquidation plan for that company received court confirmation later that year.

______________________________________________________________________________________

Michael S. Parrett

Residence:  Aurora, Ontario

Age:  52

Trustee - Fording Canadian Coal Trust

Director - Fording Inc.

Became a Trustee and Director:  2003

Mr. Parrett is an independent consultant with over 20 years experience in the mining industry.  Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001.  From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited.  From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited.  Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer.  He also serves as a director at Gabriel Resources Ltd.  Mr. Parrett is a chartered accountant.

______________________________________________________________________________________

Harry G. Schaefer, F.C.A.

Residence:  Calgary, Alberta

Age:  67

Trustee - Fording Canadian Coal Trust

Director - Fording Inc.

Became a Trustee and Director:  2003

Mr. Schaefer was director of the predecessor corporation to the Fording Canadian Coal Trust from 2001 to 2003. He is the President of Schaefer and Associates, a business advisory firm and he is also a Corporate Director. Mr. Schaefer was Chairman of TransAlta Corporation from 1991 to 1996 and Chief Financial Officer from 1975 to 1993. He is the Vice Chairman and a director of TransCanada Corporation and TransCanada PipeLines Limited, and the Chairman of the Mount Royal College Foundation. Mr. Schaefer has held these positions since 2003, 1998 and 1993, respectively. He is also a director of Agrium Inc., a former director of Gulf Canada Resources Limited and was Chairman of Crestar Energy from 1996 to 2000.  Mr. Schaefer is a member of the Workers' Compensation Board of Alberta, Investment Advisory Group. Mr. Schaefer is also chair of the Alberta Chapter of the Institute of Corporate Directors.

______________________________________________________________________________________

William W. Stinson

Residence:  Toronto, Ontario

Age:  70

Trustee - Fording Canadian Coal Trust

Director - Fording Inc.

Became a Trustee and Director:  2003

Mr. Stinson is Chairman of Westshore Terminals Income Fund, the Chairman of Sun Life Financial, Lead Director of CHC Helicopter Corporation and a director of Grant Forest Products Ltd. From 1981 to 1985, Mr. Stinson was President of Canadian Pacific Limited; from 1985 to 1991, he was the President and Chief Executive Officer of Canadian Pacific Limited; and from 1991 to 1996, he was Chairman and Chief Executive Officer of Canadian Pacific Limited.  From 1997 to 2001, Mr. Stinson was the Chairman of the Executive Committee of United Dominion Industries Inc.

______________________________________________________________________________________

Robert J. Wright, C.M., Q.C.

Residence:  Toronto, Ontario

Age:  71

Trustee - Fording Canadian Coal Trust

Became a Trustee:  2003

Mr. Wright is Deputy Chairman of Teck Cominco Limited, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is a director of the Mutual Fund Dealers Association and the AARC Foundation.  He is a member of the Investment Committee of the Ontario Workplace Safety & Insurance Board, and the Pension Fund Committee of Air Liquide Canada Inc. Mr. Wright is also a Member of the Order of Canada.

______________________________________________________________________________________

Peter Valentine, F.C.A.

Residence:  Calgary, Alberta

Age:  67

Trustee - Fording Canadian Coal Trust

Became a Trustee:  2003

Mr. Valentine holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary.  Prior to his present appointment, Mr. Valentine served for seven years as the Auditor General of Alberta.  From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with expertise in the petroleum industry and Canadian securities practice.  He is also a director of Superior Plus Inc. He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

______________________________________________________________________________________

John B. Zaozirny, Q.C.

Residence:  Calgary, Alberta

Age: 56

Trustee - Fording Canadian Coal Trust

Became a Trustee:  2003

Mr. Zaozirny was a director of the predecessor corporations to the Fording Canadian Coal Trust from 1986 to 2003.  He is counsel to McCarthy Tetrault LLP, Barristers and Solicitors.  Mr. Zaozirny has been with McCarthy Tetrault LLP since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Acetex Corporation, Alberta Newsprint Company, Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Matrikon Inc., Middlefield Resource Funds, Pengrowth Corporation, Provident Energy Ltd.  and UMA Group Ltd.  He is a Governor of the Business Council of British Columbia, and a member of the Law Societies of Alberta and British Columbia.  Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

______________________________________________________________________________________

Directors of Fording Inc.

Michael A. Grandin

Michael S.  Parrett

Harry G. Schaefer, F.C.A.

William W. Stinson

See the biographies of these individuals set forth above under Biographies of Trustees and Directors - Trustees.

______________________________________________________________________________________

Dr. Norman B. Keevil

Residence:  Vancouver, B.C.

Age:  66

Director - Fording Inc.

Became a Director :  2003

Dr. Keevil is Chairman of the Board of Teck Cominco Limited, a position he has held since 2001. From 1981 to 2001, he was President and Chief Executive Officer of Teck Corporation, also serving as Chairman from 1989 to 1994. Dr. Keevil is a director of Aur Resources Inc. and the Mining Association of Canada. He holds an honorary Doctor of Laws from the University of British Columbia, and was The Northern Miner Mining Man of the Year in 1979. Among other honours, Dr. Keevil received a Distinguished Service Award from the Prospectors & Developers Association in 1990, and he received the Selwyn G. Blaylock Medal for 1991 from the Canadian Institute of Mining and Metallurgy. In January 2004 Dr. Keevil was inducted into the Mining Hall of Fame.

______________________________________________________________________________________

Richard T. Mahler

Residence:  Vancouver, B.C.

Age:  60

Director - Fording Inc.

Became a Director :  2003

Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world's largest Caterpillar dealer from 1990 until his retirement in 2003.  From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking, and storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is Chair, Partnerships BC (a provincial crown corporation formed to deliver public services through public/private partnerships), a director of Selkirk Financial Technologies and a trustee of Swiss Water Income Fund.  He is also a director of the Vancouver Board of Trade, the National Ballet School and a director and Treasurer of the VGH/UBC Hospital Foundation. He was awarded the 2002 Queen's Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor's Award for Distinguished Service by Simon Fraser University.

_______________________________________________________________________________

Dr. Thomas J. O'Neil

Residence:  Prescott, Arizona

Age:  64

Director - Fording Inc.

Became a Director:  2003

Dr. O'Neil was President and Chief Operating Officer for iron ore miner, Cleveland-Cliffs Inc., until July 2003 and remains a consultant to that company on international projects. He holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968-1981, becoming Professor and Head of the Department of Mining and Geological Engineering. Dr. O'Neil served in various capacities for Amoco Minerals, and its successor, Cyprus Minerals from 1981-1991, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia. He is a director of the Minerals Information Institute and a past director of Hecla Mining Company and of Homestake Mining Company. He is the 2003 President of the Society for Mining, Metallurgy and Exploration (SME) where he is also a Distinguished Member. Dr. O'Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.

_______________________________________________________________________________

Roger Phillips

Residence:  Regina, Saskatchewan

Age:  64

Director - Fording Inc.

Became a Director:  2003

Mr. Phillips was a director of the predecessor corporation of the Fording Canadian Coal Trust from 2001 to 2003.  He is past President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement at the end of 2001. He is a director of Canadian Pacific Railway Limited, Imperial Oil Limited, Cleveland-Cliffs Inc., the Toronto-Dominion Bank, the C.D. Howe Institute and Inco Limited. Mr. Phillips is a Senior Member of the Conference Board, Inc., a Fellow of

the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. Mr. Phillips was appointed an Officer of the Order of Canada in 1999.

_______________________________________________________________________________

David A. Thompson

Residence:  Vancouver, B.C.

Age:  64

Director - Fording Inc.

Became a Director:  2003

Mr. Thompson is Chief Executive Officer and Deputy Chairman of Teck Cominco Limited, a position he has held since July 2001. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd.  From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation.  Mr. Thompson is a director of the St. Paul's Hospital Foundation.  He is a graduate of the London School of Economics and the Harvard Business School (Advanced Management Program).

Officers of the Trust

The following is a brief biography of each of the officers of the Trust, including their municipality of residence and a description of their principal occupation during the last five years.  As a group, the individuals listed below, other than Mr. Grandin who was included in the information on Trustees and directors (see Biographies of Trustees and Directors), owned directly or indirectly, or exercised control or direction over 28,676 Units as at March 18, 2004 representing less than 1% of the outstanding Units.

_______________________________________________________________________________

Michael A. Grandin

Chairman and Chief Executive Officer

Mr. Grandin's biography is set forth above under Biographies of Trustees and Directors - Trustees.

_______________________________________________________________________________

James L. Popowich

Residence:  Calgary, Alberta

Age:  59

Executive Vice President

Mr. Popowich was appointed President and Chief Executive of Elk Valley Coal Corporation effective March 1, 2004. He is also Executive Vice President of the Trust and Fording Inc., positions he has held since the formation of the Trust in 2003. He was Executive Vice President of Old Fording from 2001 to 2003. Prior to that, he was Vice President, Operations from 1997 to 2001, and Vice President, Development and Alberta Operations from 1990 to 1997 of the predecessors to Old Fording.  Mr. Popowich is past Chairman of the Coal Association of Canada and Past Chairman of the Alberta Chamber of Resources.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum.

________________________________________________________________________________

Ronald A. Millos

Residence: Calgary, Alberta

Age:  46

Chief Financial Officer

Mr. Millos is currently the Chief Financial Officer of the Trust, Fording Inc. and Elk Valley Coal Corporation. He has held these positions since June 1, 2003. Prior to joining the Trust, Mr. Millos had been Vice President, Corporate Finance of Teck Cominco Limited since September of 2001. Between 1998 and 2001, Mr. Millos was Comptroller and Vice President, Finance and Chief Financial Officer for Cominco Ltd.  Mr. Millos is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.

_______________________________________________________________________________

James F. Jones

Residence: Calgary, Alberta

Age:  50

Corporate Secretary

Mr. Jones is currently the Corporate Secretary of the Trust and Fording Inc., positions he has held since the formation of the Trust in 2003. He was also appointed Vice President, Employee Relations and Corporate Secretary of Elk Valley Coal Corporation in March of 2004.  Mr. Jones was Corporate Secretary of Old Fording from 2001 to 2003 and Manager, Employee Relations and Regulatory Affairs of the predecessors to Old Fording from 1993 to 2001.  Mr. Jones is a member of the Law Society of British Columbia and the Canadian Bar Association.  He is also a Director of the Calgary Society of Christian Education.

______________________________________________________________________________

Kenneth E. Myers

Residence:  Calgary, Alberta

Age: 54

Treasurer

Mr. Myers is currently Treasurer of the Trust, Fording Inc. and Elk Valley Coal Corporation, positions he has held since the formation of the Trust in 2003. Mr. Myers was Treasurer of Old Fording from 2001 to 2003 and Treasurer of the predecessors to Old Fording from 1994 to 2003.  He is Chairman of the Economic and Taxation Committee of The Coal Association of Canada and a past Director of the Financial Executives Institute, Calgary Chapter.  Mr. Myers is also a member of the Canadian Institute of Chartered Accountants.

_______________________________________________________________________________

Thomas E. Pierce

Residence: Calgary, Alberta

Age: 38

Controller  (until March 24, 2004)

Tom Pierce is currently the Controller of  the Trust, Fording Inc. and Elk Valley Coal Corporation, positions he has held since the formation of the Trust in 2003.  Mr. Pierce was Controller of Old Fording from 2002 to 2003 and Manager, Accounting of the predecessors to Old Fording from 1998 to 2002.  From 1996 to 1998, he was Controller of Minera NYCO S.A. de C.V. and from 1993 to 1996, Chief Accountant, Greenhills Operations.  Mr. Pierce graduated from Simon Fraser University with a Bachelor of Business Administration and is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.  Mr. Pierce has announced that he will be resigning as Controller of each of the Trust, Fording Inc. and Elk Valley Coal Corporation effective March 24, 2004.

_______________________________________________________________________________

Mark D. Gow

Residence: Calgary, Alberta

Age: 44

Controller  (commencing March 24, 2004)

Mark Gow is currently Director, Investor Relations of the Trust, a position he has held since the formation of the Trust in 2003. Mr. Gow was Director, Investor Relations of Old Fording from 2001 to 2003.  From 1998 to 2001, Mr. Gow was Controller of Minera NYCO S.A. de C.V. and from 1997 to 1998, he was Manager, Accounting of the predecessors to Old Fording.  Mr. Gow graduated from University of Calgary with a Bachelor of Commerce and is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.

 _______________________________________________________________________________

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta, Toronto, Ontario, Montreal, Quebec, Vancouver, British Columbia and New York, New York.

LEGAL PROCEEDINGS

The Trust is not aware of any material legal proceedings to which the Trust, or its subsidiaries, is a party and to which their property is subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Dr. Norman Keevil is a director of Fording Inc. and is also the Chairman of Teck and one of its significant shareholders. Mr. Keevil reports his holdings in Teck as follows: 209,440 Class A shares, and 510,101 Class B subordinate voting shares. Teck had a material interest in the Arrangement in that, among other things, it contributed cash and its metallurgical coal assets to the Partnership in exchange for an initial 35% Partnership interest (with the ability to increase its interest to 40% in certain circumstances) and was appointed managing partner. Teck incurred costs in participating in the Arrangement which were paid by Fording Inc.  A more detailed discussion regarding Teck's role in the Arrangement can be found the Trust's 2003 Annual Information Form under the heading "Subsequent Events - The Arrangement" starting on page 31 of that document.

ADDITIONAL INFORMATION

Additional information in respect of the Trust, including remuneration,of its Trustees, directors and officers, the principal holders of its securities, options to purchase its securities, and the interests of insiders in material transactions, is contained in the Trust's 2004 Management Information Circular and Proxy Statement which is being  prepared for the annual meeting of Unitholders to be held on May 6, 2004.  Additional financial information in respect of the Trust is provided in its audited financial statements for the year ended December 31, 2003 and Management's Discussion and Analysis of

Financial Condition and Results of Operations for the year ended December 31, 2003 in the Trust's 2003 Annual Report

The Trust will provide to any person, upon written request to the Secretary of the Trust:

(1)

when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(a)

one copy of the current Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b)

one copy of the comparative consolidated financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditors and one copy of quarterly interim consolidated financial statements of the Trust issued subsequent to the issuance of the consolidated financial statements for its most recently completed financial year;

(c)

one copy of the Trust's Management Information Circular and proxy statement in respect of its most recent annual meeting of Unitholders; and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (a) to (c) above; or

(2)

at any other time, one copy of any other documents referred to in (1) (a), (b) and (c) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a Unitholder of the Trust.

Additional information regarding the Trust, Fording Inc. and the Partnership is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. and on the Trust's website at www.fording.ca.

Requests for additional information should be directed to:

Secretary
Fording Canadian Coal Trust
Suite 1000, 205 - 9th Avenue SE

Calgary, Alberta
T2G 0R4

APPENDIX A
DEFINITIONS FOR RESERVES AND RESOURCES

Introduction

Fording Canadian Coal Trust is a reporting issuer in Canada and is subject to Canadian securities laws.  These laws require that mineral deposits be reported in accordance with the National Instrument.  The National Instrument specifies the terms to be used in describing certain types of mineral deposits and the work required to be undertaken before certain of such terms may be used. Units of the Trust are listed on the New York Stock Exchange and therefore the Trust is also subject to the jurisdiction of the Securities and Exchange Commission.  The terms and standards required by the National Instrument are in some respects different from the reporting requirements of SEC Guide 7, and as a result, the Trust has endeavoured to comply with both standards.

The National Instrument specifies different standards for coal as opposed to other types of minerals.  When calculating and reporting coal deposits, the National Instrument requires the use of relevant Canadian standards and definitions (the Geological Survey of Canada Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System for Canada" (the "GSC Standards") and the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted August 20, 2000 (the "CIM Standards")).  When calculating and reporting other mineral deposits, the National Instrument requires that the standards and definitions of the CIM Standards be used.  SEC Guide 7 does not distinguish between coal and other types of minerals but does specify that only reserves may be reported.

Part One - Canadian Standards for Coal - the GSC Standards

Coal deposits are estimated in accordance with the GSC Standards and the CIM Standards and reported as either a "Reserve" or a "Resource".

The distinction between a Reserve and a Resource is that Reserves have been demonstrated by a feasibility study to be economically recoverable whereas Resources have not.

In accordance with the National Instrument, Coal Reserves are further classified as "Proven" or "Probable" and Coal Resources are further classified as "Measured", "Indicated" or "Inferred".  These further classifications reflect varying degrees of certainty that the coal being described exists in the quantities reported.  A geologist determines the certainty of existence by conducting geologic sampling.  Generally, as more sampling is conducted, the degree of certainty improves.  However, a more complex geologic formation requires more sampling than a less complex formation for the same level of certainty to be achieved.  The additional sampling may result in increases or decreases in the quantity of coal.

Coal Reserve versus a Coal Resource

A Coal Resource is a quantity of coal which has reasonable prospects for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining.  Accordingly, a Coal Resource (unlike a Coal Reserve) does not have demonstrated economic viability and may not be currently economically viable.  Coal Resources are upgraded to Coal Reserves after a feasibility study shows that the Coal Resource is economically mineable and there are no known legal impediments to mining the coal.  Feasibility studies are conducted assuming current technological and economic conditions.  The Trust reports the Partnership's Coal Resources exclusive of Coal Reserves.

Proven and Probable

Proven Coal Reserves are coal quantities which are geologically established to the highest degree of confidence.  Estimations of Proven Coal Reserves are equivalent to the GSC Standards' term for "Measured Reserves".

Probable Coal Reserves are coal quantities which are geologically established to a moderate to high degree of confidence.  There is some need for further planning before the economics of Probable Coal Reserve extraction can be confirmed.  Estimations of Probable Coal Reserves are equivalent to the GSC Standards' term for "Indicated Reserves".

A Proven Coal Reserve is the economically mineable part of the Measured Coal Resource.  A Probable Coal Reserve is the economically mineable part of the Indicated Coal Resource and, in some cases, the Measured Coal Resource.  Economic recovery is demonstrated by a feasibility study.  A feasibility study must include information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Probable Coal Reserve has a lower level of confidence than a Proven Coal Reserve.

Measured and Indicated

Measured Coal Resources consist of coal quantities based on a high level of geological certainty.  Indicated Coal Resources consist of coal quantities with a moderate degree of geological certainty, based on less abundant information.

The estimates of Measured and Indicated Coal Resources are based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade continuity.

A Measured Coal Resource is that part of a Coal Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with a high level of confidence.

An Indicated Coal Resource is that part of a Coal Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence.

An Indicated Coal Resource has a higher level of confidence than an Inferred Coal Resource but has a lower level of confidence than a Measured Coal Resource.

Inferred

Inferred Coal Resources consist of coal quantities that have a relatively low level of geological certainty and for which there is insufficient information to allow detailed examination of long-term mining limits and which are therefore not included in estimates of total Resources.  Due to the uncertainty attached to Inferred Coal Resources, it cannot be assumed that all or any part of an Inferred Coal Resource will be upgraded to a Measured or Indicated Coal Resource or that it is economically or legally mineable.  Accordingly, Inferred Coal Resources are excluded from estimates forming the basis of feasibility or other economic studies and cannot become part of a Reserve without first being upgraded to a Measured or Indicated Resource.

Part Two - CIM Standards for Industrial Minerals

All mineral Reserves and Resources, other than Coal Reserves and Resources, are estimated and reported as outlined in the CIM Standards.

Under the CIM Standards, the distinction between a "Reserve" and a "Resource" is that Reserves have been demonstrated by a feasibility study to be economically recoverable whereas Resources have not.  Accordingly, a Mineral Resource (unlike a Mineral Reserve) does not have demonstrated economic viability and may not currently be economically viable.  For the purposes of calculating Reserves for such other minerals, economic viability is determined by reference to current economic conditions in the same way that it is for coal.

Like coal, classifications of Reserves and Resources are classified further according to the degree of certainty of existence.  Reserves are classified as Proven and Probable.  Resources are categorized as Measured, Indicated and Inferred.

Reserves versus Resources

A Mineral Resource is the occurrence of a mineral in a form, amount and quality that it has a reasonable prospect for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining.  Mineral Resources are upgraded to Mineral Reserves after a preliminary feasibility study shows that the Mineral Resource is anticipated to be economically mineable and there are no known legal impediments to mining the mineral.

Proven and Probable

A Proven Mineral Reserve is the economically mineable part of the Measured Mineral Resource demonstrated by at least a preliminary feasibility study.  A Probable Mineral Reserve is the economically mineable part of the Indicated Mineral Resource and, in some cases, the Measured Mineral Resource, demonstrated by at least a preliminary feasibility study.  A preliminary feasibility study must include information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Measured and Indicated

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with a high level of confidence.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence.

An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The estimates of Measured and Indicated Mineral Resources are based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade continuity.

Inferred

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Due to the uncertainty attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource or that it is economically or legally mineable.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  Accordingly, Inferred Mineral Resources are excluded from estimates forming the basis of feasibility or other economic studies and cannot become part of a Reserve without first being upgraded to a Measured or Indicated Resource.

Part Three - SEC Guide 7 Definitions

Reserve

SEC Guide 7 defines a Reserve as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven Reserves

SEC Guide 7 defines a Proven Reserve as a reserve for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable Reserves

SEC Guide 7 defines a Probable Reserve as a reserve for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Exhibit B
Audited Consolidated Financial Statements

MANAGEMENT'S REPORT

JANUARY 23, 2004

     The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management's judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

     Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems and include an established code of business conduct.

     The independent external auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the unitholders. The independent auditors have full and free access to the Audit Committee.

     The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee also recommends to the Board the independent auditors to be proposed to the unitholders for appointment. Interim consolidated financial statements are reviewed by the Audit Committee prior to release to the unitholders.

     The consolidated financial statements are approved by the Board of Trustees on the recommendation of the Audit Committee.

AUDITOR'S REPORT

TO THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST

     We have audited the consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2003 and 2002 and the consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

57 |

FORDING CANADIAN COAL TRUST

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(millions of Canadian dollars)	2003	2002

ASSETS
Current Assets
Cash and cash equivalents	$56.9	$7.0
Accounts receivable	79.0	47.5
Inventory (note 7)	130.3	189.7
Prepaid expenses	2.9	10.3

	269.1	254.5
Capital assets (note 8)	621.9	644.1
Goodwill (note 5)	52.4	-
Other assets	20.2	10.8

	$963.6	$909.4

LIABILITIES
Current Liabilities
Bank indebtedness	$4.4	$8.1
Accounts payable	94.6	81.6
Income taxes payable	7.0	3.1
Distribution payable	46.9	-

	152.9	92.8
Reclamation (note 9)	45.6	35.8
Pensions and other post-retirement benefits (note 10)	15.0	12.2
Other non-current liabilities (note 11)	8.3	-
Long-term debt (note 12)	300.0	135.0
Future income taxes (note 13)	197.4	184.9
Commitments and contingencies (note 19)
	719.2	460.7

UNITHOLDERS' EQUITY
Trust units (note 14)	257.3	122.4
Accumulated earnings	184.0	291.8
Accumulated cash distributions (note 4)	(210.3)	-
Foreign currency translation adjustments (note 14)	13.4	34.5

	244.4	448.7

	$963.6	$909.4

The accompanying notes are an integral part of these financial statements.

Due to the Plan of Arrangement and conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (note 1).

| 58

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31

(millions of Canadian dollars)	2003	2002	2001

Revenues	$990.4	$815.3	$920.2

Expenses
Cost of product sold	447.4	341.0	377.5
Transportation and other	337.5	278.2	328.9
Selling, general and administration	20.3	16.4	15.2
Depreciation and depletion	59.6	62.6	62.4

	864.8	689.2	784.0

Income from operations	125.6	117.1	136.2
Other (income) expenses
Gain on sale of Partnership interest (note 1)	(72.0)	-	-
Provision for asset write-down (note 16)	-	140.0	-
Reorganization costs (note 1)	22.0	11.5	3.9
Interest expense	16.1	5.6	8.5
Interest income	(6.4)	(0.1)	(0.1)
Other, net	(0.8)	-	0.3

Income (loss) before taxes and discontinued operations	166.7	(39.9)	123.6

Income taxes (note 13)
Current	22.6	43.1	63.7
Future	(20.4)	6.8	(9.6)

	2.2	49.9	54.1

Net income (loss) before discontinued operations	164.5	(89.8)	69.5

Discontinued operations (note 6)	78.7	18.9	25.1

Net income (loss)	$243.2	$(70.9)	$94.6

Average number of units outstanding (millions) (note 14)	47.3	51.4	52.5

Basic and diluted earnings (loss) per unit before
discontinued operations (note 14)	$3.48	$(1.75)	$1.32

Basic and diluted earnings (loss) per unit (note 14)	$5.14	$(1.38)	$1.80

The accompanying notes are an integral part of these financial statements.

Due to the Plan of Arrangement and conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (note 1).

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

YEARS ENDED DECEMBER 31

(millions of Canadian dollars)	2003	2002	2001

Balance - beginning of year	$291.8	$423.6	$361.2
Net income (loss) for the year	243.2	(70.9)	94.6
Dividends	-	(28.2)	(32.2)

	(351.0)	(32.7)	-

Balance - end of year	$184.0	$291.8	$423.6

The accompanying notes are an integral part of these financial statements.

Due to the Plan of Arrangement and conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (note 1).

59 |

FORDING CANADIAN COAL TRUST

CONSOLIDATED STATEMENTS OF CASH FLOW

YEARS ENDED DECEMBER 31

(millions of Canadian dollars)	2003	2002	2001

Operating activities
Net income (loss)	$243.2	$(70.9)	$94.6
Provision for asset write-down (note 16)	-	140.0	-
Depreciation and depletion	60.6	69.4	70.9
Employee future benefits contribution (note 10)	(7.5)	(28.6)	(5.7)
Employee future benefits expense (note 10)	7.8	12.3	7.6
Brooks capital expense (note 6)	-	8.2	-
Future income taxes (note 13)	35.9	6.8	(9.6)
Reclamation provision, net (note 9)	1.9	1.3	1.5
(Gain) loss on disposal of assets	(204.1)	0.4	(1.1)
Other operating items, net	0.6	1.4	(0.3)

	138.4	140.3	158.5
Change in non-cash working capital (note 17)	35.9	(31.5)	(30.3)

Cash from operating activities	174.3	108.8	128.2

Financing activities
Distributions/dividends	(210.3)	(28.2)	(32.2)
Repurchase of capital stock	(377.1)	(38.5)	(14.5)
Issuance of units or capital stock	12.3	0.7	0.4
Increase (decrease) in long-term debt	165.0	4.0	(13.0)
(Decrease) increase in bank indebtedness	(3.7)	7.2	(9.3)
Payments to unitholders under the Arrangement	(75.3)	-	-
Change in distribution payable	46.9	-	-
Other	(4.2)	-	-

	(446.4)	(54.8)	(68.6)

Investing activities
Additions to capital assets	(20.4)	(51.5)	(65.3)
Cash payment for Luscar assets	(12.3)	-	-
Proceeds on disposal of capital assets	362.8	1.2	6.6
Other	(8.1)	(0.4)	0.2

	322.0	(50.7)	(58.5)

Increase in cash position	49.9	3.3	1.1
Cash and cash equivalents - beginning of year	7.0	3.7	2.6

Cash and cash equivalents - end of year	$56.9	$ 7.0	$3.7

The accompanying notes are an integral part of these financial statements.

Due to the Plan of Arrangement and conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (note 1).

| 60

FORDING CANADIAN COAL TRUST

     NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

1. CORPORATE REORGANIZATIONS

PLAN OF ARRANGEMENT

     Fording Canadian Coal Trust (the "Trust") is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement (the "Arrangement") that became effective on February 28, 2003.

     The Arrangement gave effect to the transactions contemplated by the Combination Agreement entered into on January 12, 2003 by Fording Inc. as it was then constituted ("Old Fording"), Teck Cominco Limited ("Teck Cominco"), Westshore Terminals Income Fund ("Westshore Terminals"), Ontario Teachers' Pension Plan ("OTPP") and Sherritt International Corporation ("Sherritt"). Pursuant to the Arrangement, shareholders of Old Fording could elect to receive cash, units of the Trust, or a combination of cash and units.

     The Trust holds all of the shares and subordinated notes of Fording Inc. (the "Corporation"). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to "Fording Inc." as part of the Arrangement. The Corporation holds a 65% interest in the Elk Valley Coal Partnership ("Elk Valley Coal"), formerly the Fording Coal Partnership, which was created as part of the Arrangement and a 100% interest in the industrial minerals operations. The remaining 35% interest in Elk Valley Coal is held by Teck Cominco and its affiliates.

     In addition to providing for the creation of the Trust and Elk Valley Coal, there were a number of other steps that comprised the Arrangement:

  the Corporation sold its Prairie Operations to Sherritt Coal Partnership II, a partnership owned by OTPP and Sherritt, for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain assets comprising the Prairie Operations beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion. This transaction resulted in a $76.0 million gain on sale, net of taxes;
  the Corporation purchased the metallurgical coal assets from the Luscar/CONSOL joint ventures, which included the Cardinal River mine, the Line Creek mine, the Cheviot assets and a 46% interest in the Neptune Bulk Terminals (Canada) Ltd. ("Neptune Terminals"), in consideration for the issuance of 6.4 million units plus an amount on account of working capital and the grant of a royalty interest on certain specified properties;
  the contribution to Elk Valley Coal by Teck Cominco of its Elkview mine and certain other North American metallurgical coal assets, as well as the liabilities and obligations relating thereto, and the payment of $125.0 million, in exchange for a 35% ownership interest in Elk Valley Coal;
  the contribution to Elk Valley Coal by the Corporation of its metallurgical coal assets including the Fording River mine, the Coal Mountain mine, its 80% interest in the Greenhills mine and the assets purchased from the Luscar/CONSOL joint ventures, as well as the liabilities and obligations attaching thereto, in consideration of a 65% Partnership interest and the receipt of $125.0 million. This

61 |

transaction resulted in a $72.0 million non-taxable gain to the Trust;

  Teck Cominco and Westshore Terminals each paid $150.0 million for 4.3 million units of the Trust; OTPP paid $275.0 million for 7.9 million units; and Sherritt paid $100.0 million for 2.9 million units. These units were acquired from the former shareholders of Old Fording and did not provide any cash to the Trust. Concurrently, the Corporation paid $75.3 million, in aggregate, to Sherritt, OTPP, Teck Cominco, Westshore Terminals and CONSOL under the Arrangement, which was charged to unitholders' equity.

     As part of the Arrangement, the Corporation put in place a new credit facility and drew down $335.0 million to replace existing debt and make other payments in connection with the Arrangement.

     Upon completion of the Arrangement, 46.4 million units were outstanding and 0.7 million outstanding options to purchase units became fully vested at the effective date of the transaction.

     The Arrangement gives Teck Cominco the opportunity to increase its interest in Elk Valley Coal by up to 5% to the extent that Elk Valley Coal realizes certain operational and marketing synergies by March 31, 2007. Teck Cominco's interest in Elk Valley Coal will increase at the rate of 0.1% for every $1.0 million of synergies in excess of $25.0 million. The maximum 5% ownership change will occur if synergies of $75.0 million are achieved. In the event of a change in ownership of Elk Valley Coal as a consequence of attaining these synergies, the Trust will record a reduction of net assets and an equivalent non-cash charge to earnings equal to its proportionate decrease in ownership of the net assets of Elk Valley Coal. The Trust has accounted for its 65% interest in Elk Valley Coal as a joint venture, using the proportionate consolidation method of accounting.

     The Arrangement has been accounted for as a continuity of interests. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. All assets and liabilities are recorded at historical cost. The 12 months ended December 31, 2003 reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28 and the results of operations and cash flows of the Trust for the period March 1 to December 31. Due to the Arrangement and conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable.

     The Trust recorded charges of $22.0 million in 2003 and $11.5 million in 2002 related to the Arrangement. The term "units" has been used in these financial statements to identify both the trust units of the Trust issued on or after February 28, 2003 as well as the common shares of the Corporation outstanding prior to the conversion on February 28, 2003.

CANADIAN PACIFIC LIMITED ("CPL") REORGANIZATION

     In 2001, Old Fording was created as a public company as part of CPL's corporate plan of arrangement. Old Fording recorded charges of $3.9 million in 2001 related to the CPL reorganization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned. The material differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Trust, are discussed in note 21.

| 62

     A substantial portion of the Trust's activities are conducted on a joint-venture basis. The consolidated financial statements reflect the Trust's proportionate interest in such ventures, as disclosed in note 17. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies.

MANAGEMENT ESTIMATES

     The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, depreciation, asset impairment test calculations for capital assets, future reclamation liabilities and employee future benefits as all of these calculations are based on reserve estimates and/or estimated future costs. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Temporary investments with maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

INVENTORY

     Product and raw minerals inventory are valued at the lower of average production cost and net realizable value. Production costs include labor, operating materials and supplies and an applicable portion of operating overhead, but do not include depreciation or depletion costs.

     Stores and materials inventory is valued at the lower of actual cost and net realizable value. Actual costs represent the delivered price of the item.

CAPITAL ASSETS

     Land, buildings and equipment are recorded at cost; maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, based on the number of hours in operation and ranging from 5 to 35 years.

     Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit of production method based upon the proven and probable mineral reserve position of the mine. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit of production method based upon the proven and probable mineral reserves position of the mine.

     Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are deferred. Upon commencement of production, deferred costs are charged to operations on a unit of production method related to the mineral reserve position of the property.

     When the net carrying value of a capital asset, less its related provision for future removal and site restoration costs and less related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the asset is written down to its fair value.

63 |

GOODWILL

     Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually. A goodwill impairment loss would be recognized when the carrying value of the goodwill exceeds its fair value.

RESEARCH AND DEVELOPMENT

Research costs are charged to earnings in the period in which they are incurred.

     Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use.

CAPITALIZED INTEREST

     Interest is capitalized on major capital projects under construction based on the borrowing rate of debt related to the project or the Trust's average cost of borrowing.

RECLAMATION

     Reclamation costs to be incurred at the completion of the current long-range mine plans are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. These costs are then accrued on an undiscounted unit of production basis as mining activities release the reserves included in the long-range mine plan. The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure, and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas and those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Accrued reclamation costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

LONG-TERM DEBT

     Long-term debt includes debt which matures beyond one year, and borrowings on a revolving basis which under the borrowing facility can be extended for more than one year at the option of the Trust.

FOREIGN CURRENCY TRANSLATION

     The functional currency and therefore the unit of measure of the Trust's industrial mineral subsidiaries, NYCO Minerals and Minera NYCO, is the U.S. dollar. The functional currency of the Trust's Metallurgical Coal operations and the reporting currency of the Trust is the Canadian dollar. The financial statements of the Trust's Minera NYCO operation are remeasured from Mexican pesos into U.S. dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are included in income immediately.

     The U.S. dollar accounts of the Trust's NYCO and Minera NYCO operations are translated into Canadian dollars, the reporting currency of the Trust, using the current rate method. Assets and liabilities are

| 64

translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are deferred and included under Unitholders' Equity as Foreign Currency Translation Adjustments.

FINANCIAL INSTRUMENTS

     Derivative financial instruments, specifically foreign exchange forward contracts, are utilized by the Trust to manage its foreign currency exposure. The Trust does not employ derivative financial instruments for trading or speculative purposes. The gains and losses on derivative instruments used as hedges are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. The gain or loss is netted against the item which was hedged.

REVENUE RECOGNITION

     Sales revenues are recognized when title passes to the customer. Seaborne coal sales revenues are generally recognized when the coal has been loaded on the vessel. Rail direct sales are recognized when the ownership of the coal is transferred to the customer - either when the coal is loaded on the train, or when the train arrives at its destination. Industrial minerals sales revenues are recognized upon shipment to customers from the plant or warehouse.

INCOME TAXES

     Future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantially enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs. Unless a future tax asset is more likely than not to be realized, the asset is provided for.

STOCK-BASED COMPENSATION

     The Trust adopted the fair-value method of accounting for stock-based compensation related to unit options for all awards granted, modified or settled on or after January 1, 2003. Prior to this date, the exercise price of stock options issued to employees was equivalent to market price at the time of the grant; therefore no compensation expense was recognized when options were issued. Pro-forma fair-value-based net income and earnings per share information are disclosed for stock-based compensation and other stock-based payments granted during 2002. Any consideration paid by employees on exercise of options or purchase of units is credited to unitholders' equity.

EMPLOYEE FUTURE BENEFITS

     The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high quality corporate debt instruments.

     For defined benefit plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension

65 |

plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period consists of the expected average remaining service lives of employees covered by the various plans.

     For defined contribution plans, pension costs equal plan contributions made during the current year. The costs of post-retirement benefits, other than pension, are recognized on an accrual basis over the remaining service life of employees.

RECLASSIFICATION

Certain prior years' figures have been reclassified to conform with the presentation adopted in 2003.

3. CHANGES IN ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

     In 2003, the Trust prospectively adopted the fair-value method of accounting for stock-based compensation related to unit options pursuant to the transitional rules for stock-based compensation approved by the Canadian Institute of Chartered Accountants ("CICA"). Prospective application requires the fair-value method to be applied to awards granted, modified or settled on or after the beginning of the fiscal year in which this new section is adopted.

     Effective January 1, 2002, the Trust adopted the provisions of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The section applies to all stock-based compensation granted on or after January 1, 2002, and encourages accounting for stock-based payments and awards using a fair-value-based method of accounting. When an entity does not use the fair-value-based method of accounting, it must disclose pro-forma fair-value-based net income and earnings per share information. Under these recommendations, the Trust's accounting for stock options is unchanged from prior periods, except for additional pro-forma disclosure as detailed in note 15.

FOREIGN CURRENCY TRANSLATION

     Effective January 1, 2002, the Trust adopted the revised recommendations of CICA Handbook Section 1650, "Foreign Currency Translation''. There was no impact to the Trust because of this change in accounting policy.

HEDGING RELATIONSHIPS

     The CICA issued Accounting Guideline 13 (AcG 13), "Hedging Relationships", which will be effective for years beginning on or after July 1, 2003 although earlier application is encouraged. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under the new guideline, an entity is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The Trust adopted the Guideline effective January 1, 2003 and continues to apply hedge accounting for foreign exchange forward contracts under AcG 13. There was no impact to the Trust's income statement or balance sheet due to application of this standard.

| 66

DISCONTINUED OPERATIONS

     CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Application is prospective with earlier adoption encouraged. The new Section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. There was no impact to the Trust's financial statements due to the application of this standard.

DISCLOSURE OF GUARANTEES

     The CICA issued Accounting Guideline 14 (AcG 14), "Disclosure of Guarantees", which was effective for years beginning on or after January 1, 2003. The new guideline requires a guarantor to disclose information about guarantees it has provided, without regard to whether it will have to make any payments, under the guarantee. Disclosures required by this guideline have been included in note 12.

RECENT PRONOUNCEMENTS

ASSET RETIREMENT OBLIGATIONS

     CICA Handbook Section 3110, "Asset Retirement Obligations", is effective for fiscal years beginning on or after January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This new standard is estimated to increase non-cash expenses of the Trust by $2 to $3 million in 2004 but will not impact the cash flow of the Trust.

IMPAIRMENT OF LONG-LIVED ASSETS

     Effective for fiscal years beginning on or after April 1, 2003, CICA Handbook Section 3063, "Impairment of Long-lived Assets", establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets and replaces the write-down provisions of Section 3061, "Property, Plant and Equipment". Application of the Section is prospective, with earlier adoption encouraged. Under the Section, impairment of long-lived assets is determined by a two-step process, with the first step determining when impairment is recognized, and the second step measuring the amount of the impairment. An impairment is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

67 |

4. DISTRIBUTABLE CASH

     The Arrangement became effective on February 28, 2003. Distributable cash is based on financial results since that date.

     Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust each quarter. The amount is calculated from anticipated results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual available cash for those prior periods. A total of $100.4 million of the $118.9 million of cash available for distribution was paid or payable to unitholders during the 10-month period ended December 31, 2003.

     In addition to distributable cash, two additional sources of cash contributed to cash amounts paid or payable to unitholders which were events unique to 2003 and will not be repeated. A special payment under the Arrangement totalling $70.0 million ($1.50 per unit) was paid in two instalments to unitholders of record at the end of each of the first two quarters of 2003. Also, the cash flow benefit of the draw down of coal product inventory to more normal operating levels contributed $39.9 million (or $0.85 per unit) for the year.

     The following tables summarize the total cash paid or payable to unitholders from all sources since the formation of the Trust on February 28, 2003 on a per unit and total dollar basis.

     Distributable cash has no standardized meaning and is not defined by generally accepted accounting principles in Canada. Distributable cash is a term defined in the Declaration of Trust. It is a measure of cash paid or to be paid to unitholders, and it is based on the financial results of the Trust. Accordingly, distributable cash as it is presented here may not be comparable to similarly named measures presented by other trusts. The per-unit amounts of cash paid or

| 68

declared to be paid to unitholders reflect the actual amounts based on units outstanding at the time of the record dates for the payments and differs from the weighted average number of units used to calculate earnings per unit.

5. ACQUISITION OF ASSETS

     The Corporation purchased the metallurgical coal and other assets from the Luscar/CONSOL joint ventures for total consideration of $240.3 million, consisting of 6.4 million units of the Trust valued at $224.0 million and an estimated working capital payment of $16.3 million. The acquisition has been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. The Trust has allocated the purchase price of the assets and liabilities as follows:

     These assets were contributed to Elk Valley Coal as part of the Arrangement. Coincident with the acquisition, management examined the operations and determined that operations at the Line Creek mine would be curtailed and a portion of the work force terminated. The costs of this employee reduction were accrued as a liability in determining the allocation of the cost of the acquisition.

     Elk Valley Coal has also confirmed the scheduled closure of the Cardinal River mine as its reserves will be depleted in 2004 unless additional reserves are identified. Termination costs and the vast majority of the Cardinal River mine reclamation costs are to be borne by the Luscar/CONSOL joint ventures, pursuant to the terms of the Arrangement.

     Certain steps under the Arrangement have not been finalized due to differences in interpretation between certain parties to the transaction. Outstanding issues include working capital adjustments, Federal Goods and Services Tax amounts on certain payments made by the Corporation under the Arrangement, and obligations for reclamation activities. It is not possible at this time to predict the outcome of these issues. Depending on the outcome of these items, a change in the estimated amounts recorded in the purchase price would be reflected as a change to the goodwill allocation or a charge to net income, depending on the nature of the adjustment.

6. DISCONTINUED OPERATIONS

     As part of the Arrangement, the Trust sold the Prairie Operations to Sherritt Coal Partnership II for cash consideration of $225.0 million plus $7.1 million for the reimbursement of capital expenditures made in early 2003 and an amount for working capital estimated to be $6.8 million. After providing for future taxes of $56.3 million, the Trust recorded a gain of $76.0 million. The working capital payment and gain are management's best estimates and will be adjusted when the working capital amounts are settled.

     The income for the segment for the period prior to sale was $2.7 million net of taxes of $1.4 million (2002 - $12.9 million; 2001 - $15.1 million). Revenues for the discontinued operations prior to the sale were $22.7 million (2002 - $66.9 million; 2001 - $80.2 million).

     During 2002 the Corporation expensed $8.2 million of capitalized costs relating to the Brooks power project. Due to the state of economic and environmental uncertainties in the power industry,

69 |

transmission congestion issues, and the absence of a partner for the project, the future recovery of the project costs was uncertain. This project is part of discontinued operations in 2003.

The results of discontinued operations are as follows:

     During each of the last three years, there was no interest expense capitalized to projects under construction. At December 31, 2003, $50.3 million was capitalized (2002 - $3.5 million) for reserves and coal deposits located on properties upon which there are no current mining operations and which are not being amortized.

9. RECLAMATION

     The amount accrued for reclamation costs was $2.8 million in 2003 (2002 - $2.2 million; 2001 - $2.5 million). The actual amount spent on reclamation activities in 2003 was $0.9 million (2002 - $0.9 million; 2001 - $1.0 million). At December 31, 2003, the estimated total of all future reclamation costs was $128 million, of which $45.6 million has been accrued. The balance is being accrued over the remaining reserve life at each mine. Commencing in 2004, the new accounting standard for asset retirement obligations will be adopted (see note 3).

     Reclamation obligations are subject to estimation and the eventual amounts expended may be materially different from current estimates.

| 70

10. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

     Substantially all of the Trust's employees participate in either defined benefit or defined contribution pension plans. The defined contribution pension cost for the year ended December 31, 2003 was $1.4 million (2002 - $1.3 million; 2001 - $1.3 million).

     The defined benefit plans are non-contributory and provide for pensions based principally on years of service, or years of service and compensation rates near retirement. Annual contributions to these plans, which are based on actuarial cost methods, are made on the basis of not less than the minimum amounts required by legislation. The defined benefit pension expense for the year ended December 31, 2003 was $6.9 million (2002 - $8.7 million; 2001 -$5.0 million) and includes the following components:

71 |

     Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the plans that are not fully funded:

     Pension fund assets consisted primarily of pooled funds, bonds and listed stocks, while health care and life insurance benefits are unfunded.

Actuarial assumptions used at December 31, 2003, 2002, and 2001 are approximately:

     In addition to pension benefits, health care and life insurance benefits are provided for retired employees. For the year ended December 31, 2003, the net costs of post-retirement benefits other than pensions amounted to $(0.5) million (2002 - $1.6 million; 2001 - $1.3 million), and consisted of current service costs of $0.4 million and interest costs on projected benefit obligation of $0.6 million offset by changes resulting from the Arrangement of $0.8 million and changes to certain post-retirement benefits available of $0.7 million.

11. OTHER NON-CURRENT LIABILITIES

     Capital lease obligations bear interest at rates ranging from 6.6% to 7.1% on fixed rate contracts and prime plus 0.5% to prime plus 1.0% on variable rate contracts. Capital lease obligations expire in 2004 and 2005.

The equipment financing obligation bears interest of 5.1% and has a term of 75 months expiring in 2009.

| 72

12. LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

     The $300.0 million term facility requires $150.0 million to be refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006.

     The Corporation's bank credit facilities are supported by an unsecured guarantee by Elk Valley Coal, limited in recourse to any partner's interest in Elk Valley Coal (other than the Corporation), a general security interest over the assets of the Corporation including the Corporation's interest in Elk Valley Coal, and unsecured guarantees given by subsidiary companies of the industrial minerals operations, NYCO Minerals, Inc. and 627066 Alberta Ltd.

NEPTUNE TERMINALS GUARANTEE

     As part of the Arrangement, Elk Valley Coal acquired a 46% interest in Neptune Terminals. Neptune Terminals's shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune Terminals. At December 31, 2003, Elk Valley Coal's proportionate share of this guarantee was $19.3 million and the Trust's proportionate share in this guarantee was $12.5 million. No provision is necessary for this contingent liability.

FOREIGN EXCHANGE FORWARD CONTRACTS

     To manage its exposure to currency fluctuations, the Trust has foreign exchange forward contracts to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Elk Valley Coal. The following chart summarizes the Trust's outstanding hedged positions at December 31, 2003. The U.S./Canadian dollar exchange rate was US$0.77 at December 31, 2003.

73 |

     At December 31, 2003 the Trust's portion of unrealized gains on foreign exchange forward contracts was $124.1 million (unrealized losses at December 31, 2002 - $111.3 million; 2001 - $183.5 million). The Trust's realized gain on foreign exchange included in revenues of 2003 is $41.4 million (realized losses in 2002 - $83.5 million; 2001 - $54.2 million).

CREDIT RISK MANAGEMENT

     Export-coal sales represent the principal component of Elk Valley Coal's revenues. Elk Valley Coal competes primarily with coal producers from Australia and the United States. Coal is sold under contract or in the spot market to approximately 60 customers worldwide, which are primarily steel or electric power producers. Coal sales are contracted in U.S. dollars and terms of payment vary from three to 180 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base.

     The Trust, through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments; however, Elk Valley Coal deals with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

INTEREST RATE EXPOSURE AND FAIR VALUE

     The carrying amounts of short-term financial assets and liabilities as presented in the balance sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $300.0 million at December 31, 2003 is considered to be a reasonable estimate of fair value due to the floating interest rate of the debt.

13. INCOME TAXES

     The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

| 74

The temporary differences comprising the future income tax assets and liabilities are as follows:

     As at December 31, 2003 a foreign subsidiary has income tax loss carryforwards of $49.8 million, which are available to reduce future years' taxable income and expire in the years 2007 through 2010.

14. UNITHOLDERS' EQUITY

TRUST UNITS

     As a result of the equity restructuring, the share capital of Old Fording became Unitholders' Equity of the Trust. The following table summarizes the changes during the period.

     Under the Arrangement, 10.7 million shares were repurchased at $35 per share for a total consideration of $375.0 million and subsequently cancelled. Capital stock was charged with the average carrying value for the shares redeemed ($26.0 million) and the remainder ($349.0 million) was charged to retained earnings. Also, 0.1 million small non-board lot shares were repurchased at $33.33 per share for a total consideration of $2.1 million. Capital stock was charged with the average carrying value ($0.1 million) and retained earnings was charged with the remainder ($2.0 million).

     The Trust has an unlimited number of units authorized for issuance pursuant to the Trust Indenture. The Trust units represent a beneficial interest in the Trust. All Trust units share equally in all distributions from the Trust and carry equal voting rights. No conversion, retraction or pre-emptive rights are attached to the Trust units. Trust units

75 |

are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the Trust units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

     In October 2001, the Corporation announced a program to enable the repurchase and cancellation of a maximum of 10% of outstanding common shares. Purchases under the program commenced October 5, 2001 and terminated on September 30, 2002. Over the course of the program the Corporation purchased 2.0 million shares at an average price of $27 per share. When stock was repurchased, the excess of consideration paid over the carrying amount of stock and any contributed surplus was charged to retained earnings.

     For the years ended December 31, 2003 and 2002, earnings per unit are calculated based upon a continuity of interest from Old Fording to the Trust. The effect of this is to treat shares and units interchangeably. For the year ended December 31, 2001, the weighted average number of shares outstanding was calculated using the number of shares issued as a result of the CPL reorganization for the first nine months of 2001 and actual shares outstanding for the remainder of the year.

     For the three years presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of shares outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.

     For the year ended December 31, 2002, the dilutive effect of 0.2 million stock options was excluded from the diluted earnings per share calculations on the basis that they would have been anti-dilutive to the loss per share.

15. STOCK-BASED COMPENSATION

     At December 31, 2003 the Trust had three unit-based compensation arrangements outstanding including an exchange option plan, an employee unit purchase plan and a unit equivalent plan for Directors and Trustees. Certain options to acquire units in the Trust also have accompanying unit appreciation rights which replace previously issued stock appreciation rights ("SARs"). These plans resulted in compensation expense in the year of $1.0 million (2002 - $3.4 million; 2001 - $5.7 million).

     Under the terms of the Arrangement, all options to purchase common shares were exchanged for options to purchase units under the exchange option plan. The exercise price for the options to purchase

| 76

units was calculated by prescribed formula to preserve the holder's in-the-money amounts immediately before the conversion from options to purchase shares, to options to purchase units. Also under the terms of the Arrangement, all outstanding options vested on February 28, 2003.

     Due to the reorganization of CPL in 2001, all employees who were members of CPL's stock-based compensation program received in exchange for their CPL options and SARs, fully vested replacement options and SARs in the spun off companies, according to the reorganization ratio used for common shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun off companies based on a formula using the average trading price of the spun off companies for their first 10 days of trading.

     By agreement between Old Fording and its former affiliates, the difference between the strike price and the exercise price of the SARs of the former affiliates held by Fording Inc. employees was recognized as an expense, while the difference between the strike price and the exercise price of Fording SARs held by employees of the former affiliates was recovered from the former affiliates. An expense for SARs is recognized on the incremental change in the market value of the underlying stock between reporting periods. There is a one-to-one cancellation ratio between stock options and SARs.

     In 2003, subsequent to the Arrangement, a unit equivalent plan was established for Directors and Trustees. Each Director and Trustee may elect to have a portion of their retainer in unit equivalents. The unit equivalents are granted at the five-day weighted average trading price of a Trust unit immediately preceding the award date and vest over a one-year period. An expense for a unit equivalent is recognized at fair value when granted, and an additional expense is recognized on the incremental change in the market value of the underlying unit between reporting periods.

Details of the options outstanding are as follows:

77 |

     There were no additional options granted under the Exchange Unit Option Plan, Key Employee Stock Option Plan or the Directors' Stock Option Plan in 2003. As part of the Arrangement, all Key Employee Stock Options and Directors' Stock Options were cancelled and replaced with Exchange Unit Options, which were issued at substantively similar terms from the plans being replaced. On April 23, 2002, under the Directors' Stock Option Plan, Old Fording granted 32,000 options to purchase common shares at $31.06, being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. The expiry date of these options is 10 years after the grant date and the options become exercisable following the next annual shareholders' meeting. Old Fording granted 224,960 options under the Key Employee Stock Option Plan on February 15, 2002, at an exercise price of $27.60, being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. Options issued under the Key Employee Stock Option Plan expire 10 years after the grant date and become exercisable over a three-year vesting period.

     The Trust prospectively adopted the fair-value method of accounting for stock-based compensation in 2003 pursuant to new transitional rules approved by the CICA. Prospective application requires the fair-value method be applied to awards granted, modified or settled on or after the beginning of the fiscal year in which the new section is adopted.

     On a pro-forma basis, had compensation expense for the options issued in 2002 been determined based on the fair-value method, the Trust's net income and earnings per share would have been reduced to the amounts shown below.

| 78

     At December 31, 2003, the details of all options outstanding, all of which are exercisable, were as follows:

EMPLOYEE UNIT PURCHASE PLAN

     In October 2001, Old Fording created an employee share purchase plan whereby employee and Old Fording contributions were used to purchase shares on the open market for the employee. This plan was replaced with an employee unit purchase plan as part of the Arrangement, with the cost of the plan included in compensation expense of Elk Valley Coal. An expense is recognized over a one-year vesting period on the contributions.

     The initial Plan allowed all employees to contribute up to 6% of their base earnings during the first six months of the plan and Old Fording matched employee contributions, up to $1,700. After the threshold of $1,700 was reached or after the initial six months of the program, the employer contributes $1 for every $3 contributed by the employee.

     At December 31, 2003, 539 employees (2002 - 916) were participating in the plan. The total number of units purchased on behalf of employees, including the employer's contributions was 62,910 units (2002 - 134,693). In 2003, the Trust's portion of contributions totalled $0.3 million (2002 - $1.3 million).

16. PROVISION FOR ASSET WRITE-DOWN

     In 2001, due to a history of operating losses and uncertainty around future improvement, Old Fording assessed the recoverability of its investment in long-lived assets related to the Minera NYCO Industrial Minerals operation in Mexico. The Corporation projected the undiscounted future net cash flows of these assets and determined that they are less than the carrying value. Accordingly, the Corporation recorded a provision for asset impairment of $140 million. Estimates of undiscounted future net cash flows are subject to significant uncertainties and assumptions, therefore actual results could vary significantly from such estimates. The write-down has been reflected in the asset balance of the Industrial Minerals segment in note 20.

     The excess of tax basis over net book value created by the write-down has not been recognized. The asset can only be recognized if its realization is more likely than not. The only tax effect recognized on the write-down was reversal of a $2.8 million future tax liability associated with assets recorded in Canada related to the Minera NYCO operation.

79 |

17.  SUPPLEMENTAL INFORMATION

     These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

INTEREST IN JOINT VENTURES

     A portion of the Trust's mining activities are conducted through its interests in joint ventures. As disclosed in note 2, these are accounted for on a proportionate consolidation basis. The consolidated financial statements include the Trust's proportionate share of joint venture activities as follows but do not include results from discontinued operations that were conducted through joint ventures:

SECURITIZATION OF RECEIVABLES

     Elk Valley Coal has entered into an agreement, whereby it may sell on a non-recourse basis certain of its U.S. dollar coal receivables for 100% of the invoiced amount less the applicable market financing rate as applied to the period from the date of discount to the date of maturity of the receivable. In selling a

| 80

receivable, Elk Valley Coal assigns ownership of the receivable and its interest in any applicable trade credit insurance coverage. Deductibles under the insurance policy are the responsibility of Elk Valley Coal. The Trust reports the cost of the discounting as interest expense. The Trust's share of receivables sold in 2003 amounted to US$264.3 million (2002 - US$233.3 million). The Trust's portion of accounts receivable sold and outstanding under this Agreement as at December 31, 2003 amounted to US$24.4 million (2002 - US$21.5 million).

18. RELATED PARTY TRANSACTIONS

     Subsequent to the Arrangement, Elk Valley Coal entered into an arrangement with a related company (the managing partner of Elk Valley Coal) in the ordinary course of business for the provision of certain management services. Elk Valley Coal also sells coal to this related company at prevailing market terms. Related party revenues for 2003 were $2.8 million and related party expenses for 2003 were $0.1 million. There were no related party expenses in 2002. Prior to the CPL reorganization, Old Fording, in the ordinary course of business, entered into arrangements with related companies for the provision of rail services, natural gas, financing and other management services. Related party expenses for the first nine months of 2001, prior to the reorganization, were $198 million.

19. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     Elk Valley Coal leases various mining equipment, vehicles and rail cars at several of its operations. The minimum lease payments are payable in both Canadian and U.S. currency and at December 31, 2003 the Trust's portion of these minimum payments is as follows:

RECLAMATION

     On May 14, 2003, Fording was served with an Inspector's Direction under federal fisheries legislation requiring it to take steps to prevent acid rock drainage from a former minesite at Mount Washington on Vancouver Island and to advise Environment Canada by November 30, 2003 of the measures taken. Fording's connection to the Mount Washington site is that it acquired the mineral rights for the properties from another former subsidiary of Canadian Pacific Limited after mining operations at the site had ceased.

     While Fording disputes that it has any liability for the remediation of the former Mount Washington minesite, Fording participated with other parties interested in remediation of the minesite by contributing $125,000 in funding for a remediation project that was completed in November of 2003. Sampling conducted by Environment Canada in November 2003 indicates that the remediation has reduced levels of toxicity to the compliance standard required by the Inspector's Direction. Ongoing

81 |

sampling will be required to confirm the effectiveness of the remediation efforts.

     The Trust does not have any outstanding environmental claims asserted against it, and there are no known additional environmental liabilities outside of the ongoing reclamation obligations created through the continuance of the Trust's business operations. Reclamation obligations are subject to estimation and the eventual amounts expended may be materially different from current estimates.

CHANGE OF CONTROL AGREEMENTS

     The corporate reorganization described in note 1 constituted a change in control and 'good reason' for the purposes of Change of Control Agreements (the "Agreements") entered into with certain members of senior management upon Fording becoming a public company in 2001. If an individual with one of these Agreements resigns, retires or is terminated without cause prior to March 1, 2006 then such individual will be entitled to the severance benefits provided for under the Agreement.

     No provision has been accrued for the contingent liability related to Agreements that were outstanding on December 31, 2003. The liability is charged to earnings in the period in which the resignation, retirement or termination occurs. In 2003, compensation expense of $2.9 million was recorded in selling, general and administration expenses related to the Trust's share of Agreements exercised. The Trust's share of the contingent liability on January 1, 2004, which is dependent on the achievement of certain future financial results, ranges between $7 million and $14 million. The announced retirement in the first quarter of 2004 will result in a charge to income of $5.0 million.

ARBITRATION REGARDING ROYALTIES

     Fording is currently involved in arbitration proceedings concerning the calculation of royalty payments on previously owned coal leases. One arbitration decision, which was received in January 2004, resulted in an amount owing to the Trust of approximately $3 million. This decision has subsequently been appealed. Negotiations are also continuing on other royalty arbitrations, which could result in further amounts owing to the Trust. This contingent gain has not been accrued in the financial statements.

OTHER

     During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not material.

20. SEGMENT INFORMATION

     The Trust had two operating segments at the end of 2003: metallurgical coal operations and industrial minerals operations. The metallurgical coal operations mine and process primarily metallurgical coal, principally for export. Prior to February 28, 2003, the metallurgical coal operations were referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain. Subsequent to February 28, 2003, the metallurgical coal operations segment represents the Trust's indirect 65% interest in Elk Valley Coal. Elk Valley Coal consists of the Fording River, Greenhills, Coal Mountain, Elkview, Line Creek and Cardinal River mines as well as corporate costs related to the metallurgical coal operations. The industrial minerals operations mine and process wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico.

Prior to February 28, 2003, Old Fording had a third operating segment. The Prairie Operations

| 82

primarily mined thermal coal for mine-mouth power plants and collected royalties from third-party mining at the Corporation's mineral reserves. This operating segment was sold as part of the Arrangement and results have been reflected as discontinued operations.

     The Trust's reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment.

83 |

| 84

     The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies (note 2). Total assets and additions to capital assets related to discontinued operations have been included in Corporate and Other.

     Elk Valley Coal exports coal to a certain customer who accounts for greater than 10% of the revenues of Elk Valley Coal.

     Substantially all of the Trust's export coal is transported by one rail company to customers and port facilities for which there are limited alternatives. Substantially all export sales are loaded through two port facilities. Interruption of rail or port services could materially affect the Trust's results.

85 |

21. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

     The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (U.S. GAAP) relating to measurement and recognition are explained below, along with their effect on the Trust's statements of consolidated income and consolidated balance sheet. There are no material differences on the consolidated cash flow statements. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the Securities and Exchange Commission (SEC).

DERIVATIVE INSTRUMENTS AND HEDGING

     For U.S. GAAP purposes, the Trust adopted FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) effective January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives' fair values are recognized in current period net income unless specific hedge accounting criteria are met. As of December 31, 2001, management had not designated any instruments as hedges for U.S. GAAP purposes under FAS 133. Effective January 1, 2002, the Trust chose to designate all new foreign exchange forward contracts as hedges under FAS 133 and implement hedge accounting for those contracts. Forward contracts designated as hedges will not impact current period earnings under U.S. or Canadian GAAP.

ASSET RETIREMENT OBLIGATIONS

     In June 2001, FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset's useful life. The Trust adopted FAS 143 for the year beginning January 1, 2003, thus net income and balance sheets adjustments are required under U.S. GAAP to recognize the cumulative effect of the application of the standard and an increase to non-cash expenses. The application of FAS 143 also results in change to the gain recognized by the Trust on the sale of a portion of its interest in Elk Valley Coal (note 1).

STOCK-BASED COMPENSATION

     Under FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Arrangement (note 1), options to purchase units in the Trust and on the CPL reorganization (note 1) options to purchase shares in Fording had a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options. The additional expense required under U.S. GAAP increases other paid in equity.

COMPREHENSIVE INCOME

     FASB Statement No. 130 "Reporting Comprehensive Income" requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation, minimum pension liability adjustments and unrealized gains on hedges.

| 86

EMPLOYEE FUTURE BENEFITS

     In accordance with FASB Statement No. 87 "Employers' Accounting for Pensions" the Trust recorded an additional pension liability for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension liabilities recorded under Canadian GAAP. The increase in liabilities required for U.S. GAAP is charged or credited to other comprehensive income net of related deferred income taxes.

START-UP COSTS

     Effective for years beginning on or after December 15, 1998, U.S. GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

JOINT VENTURES

     U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust's interests in joint ventures is presented in note 17. There are no material differences between the information in note 17 prepared under Canadian GAAP and U.S. GAAP.

DISCLOSURE OF GUARANTEES

     FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45) elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. There is no impact on disclosure made by the Trust as a result of this interpretation.

RECENT PRONOUNCEMENTS

The following pronouncements are currently being evaluated by the Trust.

     In April 2003, FASB issued Statement No. 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149) which is primarily effective for contracts entered into or modified after June 30, 2003. The statement amends FAS 133 for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of FAS 149 is not expected to impact the Trust's financial position and results of operations.

     In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This statement establishes standards for how an

87 |

issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. FAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability or an asset. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 has no impact as the Trust does not have financial instruments with characteristics of both liabilities and equity.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

| 88

     Had the consolidated balance sheet been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

89 |

Exhibit C
Management Discussion and Analysis

FORDING CANADIAN COAL TRUST

MANAGEMENT'S DISCUSSION

AND ANALYSIS

FORWARD-LOOKING INFORMATION

     This 2003 annual report, including management's discussion and analysis, contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, Fording Canadian Coal Trust's (the Trust) expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

     Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be inaccurate. These factors include, but are not limited to: changes in commodity prices; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with operating and selling in foreign countries; changes in the regulation of metallurgical coal and wollastonite products; the magnitude of the Trust's interest in the Elk Valley Coal Partnership (Elk Valley Coal); the effectiveness of the managing partner of Elk Valley Coal in managing its affairs; the effects of competition and pricing pressure in the metallurgical coal and industrial minerals markets; the oversupply of, or lack of demand for, metallurgical coal and wollastonite products; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of products, including labor stoppages and severe weather conditions; and management's ability to anticipate and manage the foregoing factors and risks.

     Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving the geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

     The Trust cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust's public filings with the Canadian securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases, and with the United States Securities and Exchange Commission, including its most recent annual report on form 40-F as supplemented by its filings on form 6-K. Copies of the Trust's Canadian public filings, including its annual information form, are available at www.sedar.com. The Trust's U.S. public filings are available at www.sec.gov. The Trust further cautions that information contained on, or accessible

21 |

through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors which affect this information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Trust is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement (the Arrangement) that became effective on February 28, 2003, which is more fully described in note 1 to the Consolidated Financial Statements.

     The Trust holds all of the shares and subordinated notes of Fording Inc. As the operating subsidiary of the Trust, Fording Inc. holds a 65% interest in the Elk Valley Coal Partnership (Elk Valley Coal) that was created as part of the Arrangement, and a 100% interest in the industrial minerals operations. The remaining 35% interest in Elk Valley Coal is held by Teck Cominco Limited and its affiliates. Teck Cominco has the opportunity to increase its interest in Elk Valley Coal by up to 5% to the extent that Elk Valley Coal realizes certain synergies and improves the operating results of the Elkview mine by March 31, 2007.

     This management's discussion and analysis, dated February 25, 2004, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Trust and its subsidiaries on a consolidated basis. The Arrangement has been accounted for as a continuity of interests. The Consolidated Financial Statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost. The financial statements for the 12 months ended December 31, 2003 reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, and the results of operations and cash flows of the Trust for the period March 1 to December 31. The Trust has accounted for its 65% interest in Elk Valley Coal as a joint venture, using the proportionate consolidation method of accounting. Due to the Arrangement and conversion into an income trust, and the resulting change in our interest in metallurgical coal assets and the sale of our thermal coal operations, certain information included in the Consolidated Financial Statements for prior periods may not be directly comparable.

     One of the factors that led to the conversion of Old Fording into an income trust was our belief that the income trust structure would be a more effective model for both the support of the underlying businesses and the return of cash to investors compared with the former corporate structure. One of the goals of the Arrangement was to unlock the value of the significant cash flows normally generated by the underlying businesses.

     The Trust had two operating segments at the end of 2003. The metallurgical coal operations mine and process primarily metallurgical coal, principally for export, from operations in western Canada. The industrial minerals operations mine and process wollastonite and other industrial minerals from operations in the United States and Mexico.

     The following should be read together with the Consolidated Financial Statements, the notes thereto and other public disclosures of the Trust and Old Fording. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 21 to the Consolidated Financial Statements.

| 22

     The Trust reports its financial information in Canadian dollars, and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

     This management's discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as cash available for distribution and net income before unusual items and discontinued operations do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures because we feel that they facilitate the understanding of the results of our operations and financial position.

23 |

     Our revenues from continuing operations in 2003 increased 21% from the prior year, setting a record for the organization at nearly $1 billion. Contributing significantly to these results were higher coal sales volumes resulting from increased demand due to improved coal markets. To a lesser extent, we have benefited from our 65% interest in the coal sales of Elk Valley Coal versus 100% of the sales of the three Old Fording metallurgical coal operations. Canadian dollar coal prices decreased only slightly because gains on foreign currency hedges largely offset the impacts of lower U.S. dollar coal prices and the adverse effects of the stronger Canadian dollar.

     At the start of 2003, coal markets were characterized by producers holding surplus inventories, which contributed to lower coal prices for the coal year commencing April 1, 2003. Later in the year, producer and consumer coal inventories had been reduced significantly and the markets were highlighted by robust demand for coal, production problems at some mines in Australia and the United States, the emergence of China as an importer of seaborne hard coking coal versus an exporter in prior years, and the absence of significant new coal supply.

     Net income in 2003 included significant gains, net of related expenses, resulting from the formation of the Trust and other aspects of the Arrangement. The loss in 2002 resulted from the write-down of the value of our Mexican operation to reflect a history of operating losses.

     Management believes that net income before unusual items and discontinued operations represents a more comparable measure of our earnings from ongoing operations than net income. This non-GAAP measure increased in 2003 to $84 million from $55 million the prior year. This improvement reflects that, as an income trust, we have lower income taxes than as a common share corporation. Higher sales volumes had a positive effect on 2003 results, but this was partially mitigated by higher unit cost of product sold, selling, general and administration expenses, and interest on bank debt.

     The purpose of the Arrangement that formed the Trust was to reorganize the way in which investors hold the equity in the underlying businesses. One of the goals of the Arrangement was to unlock the value of the significant cash flows normally generated by those businesses. For the 10 month period as an income trust, we generated cash available for distribution of $119 million, or $2.52 per unit based on the number of outstanding units at the end of each quarter.

     Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. It is anticipated that available cash generated by Fording Inc. will represent the primary source of our cash payments to unitholders. In 2003, available cash generated by Fording Inc. contributed $100 million to cash paid or payable to unitholders. Available cash carried over by Fording Inc. at the end of the year was nearly $19 million.

Two additional sources contributed cash amounts to payments to unitholders, which were events

| 24

unique to 2003. First, as part of the Arrangement, a special distribution of $70 million was paid to unitholders in two installments during the first and second quarters.

     Second, on completion of the Arrangement and the formation of Elk Valley Coal, inventories of coal products were higher than what we considered to be normal. Mine production was managed so that our coal sales would reduce inventory to normal operating levels by the end of 2003. This reduction of coal inventories resulted in a cash flow benefit that contributed a total of $40 million to cash paid or payable to unitholders for the third and fourth quarters. Excess coal inventories have been reduced to more normal levels and, accordingly, future payments of cash to unitholders will not include any similar benefit.

     Since our conversion into an income trust, cash paid or payable to unitholders was $4.49 per unit from the following sources:

     Our Prairie Operations mined thermal coal for mine-mouth power plants from three mines at Genesee, Highvale and Whitewood, collected royalties from third-party mining of our mineral reserves, and removed overburden for an oil sands project until the completion of the contract in 2001.

     Effective February 28, 2003 and as part of the Arrangement, we sold our Prairie Operations. Accordingly, we reported income from discontinued operations of $79 million in 2003, including a gain on the sale of the assets of $76 million and net income for the 2 month period prior to the sale of $3 million.

     Results in 2002 reflect the expensing of accumulated capitalized costs of $8 million related to the Brooks power project. Economic and environmental uncertainties in the power industry, transmission congestion issues, and the withdrawal of our partner, which put the continuation of the project in question, indicated that the future recovery of project costs was uncertain.

RESULTS OF OPERATIONS

     The financial results and financial statements of the Trust reflect the results of operations and cash flows of Old Fording for January and February, and the Trust's results of operations and cash flows thereafter. The financial results and financial position of the Trust include the metallurgical coal operations representing the Trust's indirect 65% interest in Elk Valley Coal, and the industrial minerals operations based in the United States and Mexico. The corporate costs reflect general and administration expenses not allocated to specific business segments. Our metallurgical coal operations have traditionally accounted for most of our revenues, income from operations and net income.

25 |

2003 Compared With 2002

METALLURGICAL COAL OPERATIONS

     Our metallurgical coal operations continue to have the most influence on our financial results and financial position. These operations accounted for 96% of revenues in 2003, and 94% and 95% of revenues in 2002 and 2001, respectively.

     Prior to February 28, 2003, Old Fording owned 100% of the Fording River and Coal Mountain mines, and 80% of the Greenhills mine with Pohang Steel Canada Limited and Pohang Iron and Steel Company Limited owning the remaining 20%. As part of the Arrangement, we exchanged our interests in these three mines for a 65% interest in Elk Valley Coal owning six producing mines consisting of Fording River, Greenhills (80%), Coal Mountain, Elkview, Line Creek and Cardinal River. This change in assets had an impact on the comparability of the operating and financial results of the metallurgical coal operations for 2003 with those for 2002.

     The results of operations, figures and other information presented in this management's discussion and analysis includes the results of operations, figures and other information of Old Fording for January and February and, thereafter, our share of results of operations, figures and other information of Elk Valley Coal unless specifically stated otherwise. The Consolidated Financial Statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording.

     Approximately 60% of worldwide steel production is from integrated steel mills that depend on metallurgical coal as an integral input for making steel.

     There are three main categories of metallurgical coal. Hard coking coal forms high-strength coke, semi-soft coking coal produces coke of lesser quality, and pulverized coal for injection is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals have lower sales values compared with hard coking coal due to the lower quality of these products. Nearly all of our coal is sold as coking coal. Historically only 5% to 10% of our production has been sold as thermal coal to industrial users or as pulverized coal for injection to steel mills.

| 26

Revenues in 2003 increased 24% from 2002. Coal sales volumes were up approximately 25%  from the prior year  and average Canadian dollar prices of coal were down less than 1%. The increase in coal sales volumes reflects stronger demand in 200 3 for Canadian metallurgical coal, and the benefits of our 65% interest in Elk Valley Coal in contrast to the three operations owned in 2002.

     Our coal markets in 2003 were characterized by a tightening of the supply and demand balance. Demand for coking coal strengthened with global steel production, declining producer and consumer inventories and production problems at some mines in Australia and the United States. Integrated steel mills and coke producers around the world are finding it difficult to purchase sufficient quantities of coking coal, and traded coke supplies are not sufficient to meet high demand.

     Elk Valley Coal currently has the capacity to produce about 25 million tonnes of coal for sale, of which our share is approximately 16 million tonnes. It is the second-largest supplier of seaborne hard coking coal in the world, with approximately 20% of the global market in 2003. The other main producing regions of seaborne hard coking coal are Australia and the United States. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton/Mitsubishi Alliance which has approximately 30% of the global market, and Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc. which have, on a combined basis, about 15% of the global market. Generally, the coal products of Elk Valley Coal are comparable in quality with those of its competitors and perform well when blended by customers with other coals.

     U.S. dollar coal prices declined about 5% for the coal year commencing April 1, 2003 after two years of increases following the historic lows experienced in 2000. On a calendar-year basis, the U.S. dollar price of coal fell 3% in 2003. The impact of lower U.S. dollar prices and the stronger Canadian dollar was largely mitigated by foreign exchange hedging gains, resulting in a 1% decrease in average Canadian dollar coal sales prices.

     Almost all of our coal sales are denominated in U.S. dollars, and the U.S. dollar weakened against many currencies in 2003, including the Canadian dollar. A weaker U.S. dollar reduces the amount received for our coal in Canadian dollar terms, serving to reduce revenues, net income and cash available for distribution. However, approximately 60% of our 2003 U.S. dollar exposure was hedged at about US$0.65 cents, resulting in gains on the hedge contracts of $41 million, which helped offset the impact of the weakening U.S. dollar. Compared with 2003, proportionately less of our U.S. dollar revenues are hedged for the years 2004 through 2007. No hedges are currently in place for years after 2007.

     Since the development of our first mine, we have strived to diversify our customer base. Old Fording's first operation, the Fording River mine, was developed in the early 1970s and was originally designed to produce three million tonnes of coal each year for sale to Japanese steel mills. We now sell coal into all

27 |

the steel producing regions of the world serviced by seaborne coking coal, and continue to broaden our customer base. Diversification over time has reduced the risk of variablility of sales volumes by increasing the number of customers we serve and created new markets for our coal, thereby allowing us to raise our production levels. Diversification has also helped support our coal sales volumes when certain markets have experienced depressed local or regional economic activity.

     For the first time, China became a customer and accounted for a small part of our sales during the year. Seaborne coking coal sales into China are expected to grow in coming years. While China is not, at this time, a large importer of seaborne coking coal, its incremental demand for this coal has contributed to the current tight supply situation in all our markets.

     Most of our coal is sold on an annual basis and normally less than 10% of our sales are in the spot market. However, we have contracted to sell all of our expected production for 2004 and little coal, if any, will be available for spot sales. Typically 75% of our annual sales are under evergreen or other multi-year contracts and the remaining 25% are pursuant to negotiated or tender arrangements. For the upcoming coal year commencing April 1, 2004, in excess of 95% of our coal sales will be under evergreen contracts.

     Evergreen contracts provide for the sale of a base-level volume each year, unless cancelled by either party with notice, with final volumes and prices determined each year. Evergreen contracts have tended to provide for one year's notice by either party to change or cancel the contracts. However, the provisions of most of these contracts are negotiated to include the sale of a fixed volume each year and multi-year notice periods for the coal year commencing April 1, 2004. Evergreen contracts reduce some of our risk associated with sales and production volumes by providing a minimum level of sales from year to year.

     The usual terms of our seaborne coal sales result in customers taking possession of the coal once it is loaded onto the vessels at the port. Our customers typically arrange and pay for ocean freight and off loading from vessels. Ocean freight rates depend on a number of factors including destination and vessel size. Ocean freight costs from Australia into European, south Asian and South American markets tend to be slightly less than those from Canada. Costs for ocean freight into Japan and Korea are normally similar for production from either Canada or Australia. United States production normally has an ocean freight advantage over Canada and Australia into Europe and eastern South America.

     On the whole, the cost of product sold for Elk Valley Coal is competitive with that of the average Australian producer; however, this can depend on a number of factors including the operations of a particular competitor and foreign currency exchange rates. Australian coking coal production is generally from open-cut mines using dragline and truck and shovel methods. Other production is from underground operations. Some Australian producers are more competitive than Elk Valley Coal as a result of being located closer to port facilities and having lower transportation and other costs. The combined cost of product sold and transportation and other costs of Elk Valley Coal generally compare favorably with competitors in the United States.

| 28

     Our operations largely employ conventional open-pit mining techniques using truck and shovel methods. Overburden rock is drilled and blasted with explosives then loaded onto trucks by shovels and loaders and hauled outside of the pit. Once the overburden is removed, the raw coal is loaded onto trucks for transport to the coal preparation plant. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal using conventional techniques, and then convey the clean coal to dryers. The cost of product sold includes expenses to move overburden and extract, crush and clean coal for delivery to customers. It also includes other expenses such as engineering, exploration and the administration of the minesite.

     Movement of rock overburden and the extraction of raw coal constitute a significant portion of the unit cost of product sold because several times more rock must be blasted and moved than there is coal to transport to the preparation plant. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.

  The strip ratio is the volume of rock that must be moved for each tonne of clean coal produced. A lower strip ratio reduces the unit cost of product sold.
  The haul distance is how far the trucks, on average, have to travel to move overburden. The haul distance impacts fleet size and productivity in the mine, and also influences the cost of consumables, such as tires and fuel. Shorter haul distances lower the cost of product sold.
  Mine productivity is a measure of efficiency, stated in volume of rock and coal moved per eight-hour manshift. Higher productivity, which depends on such things as mine design, staff levels, fleet size, haul distance and equipment capacity, reduces the unit cost of product sold.

     Coal preparation plant processing includes the washing and drying of coal for sales. Washing coal removes rock and ash, which are impurities in the raw coal. Drying the coal after washing reduces the moisture level of the coal in order to meet customers' specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to mine operations.

  The percentage of clean product recovered to the amount of raw coal processed is referred to as yield. The yield achieved is a function of the coal being processed and the amount of ash included with the raw coal delivered by the mine operations. In the cleaning process, ash particles in the raw coal are removed to levels acceptable for the ultimate production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.
  Plant productivity is a measure of the overall efficiency of the coal preparation plant and minesite functions. It is stated as the amount of clean coal produced per eight-hour manshift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and staff levels.

29 |

     Cost of product sold increased 36% over 2002 levels as a result of higher sales volumes, and unit costs that were up 9%. The unit cost of product sold increased largely because of the change in the asset mix with the addition of the three new mines and the reduced interest in the three Old Fording mines that occurred with the formation of Elk Valley Coal and the creation of the Trust. On a combined basis, shorter haul distances and a slightly better production yield from the coal preparation plants helped offset some of the impacts of overall lower productivity and higher strip ratios.

     High strip ratios and low production levels at both the Line Creek and Cardinal River operations, especially during the first half of 2003, contributed to the high average unit costs. The production plan at the Line Creek mine during 2003 was scaled back to two million tonnes per year, and the Cardinal River Operation is working towards the scheduled closure of its Luscar mine in 2004. The operating results for these mines during the second half of 2003 demonstrated noticeable improvements in unit cost of product sold and indicate that previously announced rationalization strategies are effective.

     The Elkview and Greenhills mines are in the midst of a period of high stripping activity where the strip ratio is higher than the long-term average due to the geology of the mines. This intensive removal of overburden rock will set the mines up for lower strip ratios and increased production in the future. Greenhills is expected to exit this high strip activity during 2004 and Elkview is expected to be finished in 2006. Greenhills has a higher average haul distance than the other mines, and this will continue for the next several years.

     Our current five-year integrated production plan covering all of our producing properties was developed to maximize cash flow while maintaining our infrastructure over the longer term. Specific actions were, and will continue to be, taken at the mines that may increase unit cost of product sold in the near term with the view to adding to total value and reducing the long-term average unit costs. Unit cost of product sold declined markedly since the formation of Elk Valley Coal. Factors that contributed to improved cost performance later in the year were improved operating productivity, manpower reductions, declining strip ratios at the Cardinal River and Line Creek operations and higher overall production during the fourth quarter.

     Transportation and other costs are made up of the cost of rail service to move coal to ports and to customers, port charges for handling, storage and loading of coal onto vessels, and other costs that may be incurred such as coal testing fees and demurrage charges for vessel waiting times. Rail costs are significant because most of our coal is shipped to west-coast ports that are in excess of 1,100 kilometres from the mines. Distances to customers in eastern North America are even greater, though the customers pay for the rail cost for some of this coal. Total transportation and other costs are highly variable to coal sales volumes and, accordingly, rose 21% compared with 2002. The increase was modestly offset by slightly lower unit transportation and other costs.

     A significant portion of rail rates is now tied to the change in the average U.S. dollar price of our coal sales on a coal-year basis. A considerable proportion of our port rates is tied to the Canadian dollar price of coal, again on a coal-year basis, before taking into account any foreign currency hedge gains or losses. Accordingly, unit transportation and other costs were down 2% in 2003 as a result of reductions in rail and port rates driven by lower coal sales prices, moderated slightly by higher charges for vessel waiting times.

     Selling, general and administration expenses of these operations increased in 2003. This was due to the formation of the Trust and creation of Elk Valley Coal, which resulted in a change to the manner in

| 30

which corporate costs were allocated to the operations compared with the prior year, and to costs incurred under change of control agreements upon the retirement and resignation of certain executive employees.

Depreciation and depletion increased slightly from 2002 levels primarily due to higher production volumes.

     The industrial minerals operations consist of mining operations producing wollastonite in the United States and Mexico, and tripoli in the United States. Wollastonite is a specialized industrial mineral that we mine using open-pit methods and process for use in numerous applications. These include automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli, also mined by open-pit methods and processed for sale, is primarily used in buffing and polishing applications. Revenues from these operations accounted for 4% of our revenues in 2003, and 6% and 5% of our revenues in 2002 and 2001, respectively.

     The results of the industrial minerals operations reflect the global oversupply of wollastonite. Particularly intense competition comes from China and India for lower-end products and applications. We continue to focus on mid- and high-value products, and we are active in identifying new products and applications. We continue to exit unprofitable lines and markets.

     The improved income from operations for the year was mainly due to lower depreciation and depletion expense, which reflects the impact of the write-down of the Mexico operation during the fourth quarter of 2002. The benefits of higher U.S. dollar prices resulting from an improved product mix and lower unit costs were offset by lower sales volumes and a stronger Canadian dollar.

CORPORATE

     Corporate costs reflect general and administration expenses not allocated to specific business segments, and depreciation on corporate assets.

     Selling, general and administration expenses decreased nearly $2 million to $6 million in 2003. This was due to the formation of the Trust and creation of Elk Valley Coal, which resulted in a change to the manner in which corporate costs were allocated to the various operations compared with the prior year.

31 |

OTHER INCOME AND EXPENSES

     Interest expense rose to $16 million during 2003 due to higher debt levels resulting from the Arrangement and higher interest rates. Interest income of $6 million for the year included $5 million of interest received on income tax refunds.

     As part of the Arrangement, a portion of our interest in Elk Valley Coal was sold to Teck Cominco. This transaction resulted in a gain of $72 million. Also as part of the Arrangement we incurred legal, consulting and other associated costs of $22 million in 2003 and $12 million in the prior year.

INCOME TAXES

     Total income taxes for the year includes income taxes related to the two-month period occurring prior to the conversion into an income trust, British Columbia mineral taxes, a small amount of Alberta crown royalties, and foreign income taxes related to the industrial minerals operations.

     Canadian current income taxes of $6 million in 2003 largely reflect taxes of Old Fording prior to our conversion into an income trust. Old Fording paid Canadian current income, or cash, taxes of $22 million in 2002 and $38 million in 2001.

     Five of six mines operate in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a two-stage tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flow as defined by regulations. A tax rate of 13% applies to cash flow after taking available deductions for capital expenditures and other permitted deductions. British Columbia mineral taxes declined in 2003 despite higher operating cash flows from the metallurgical coal operations because of a lower average tax rate resulting from the formation of Elk Valley Coal.

     Our current income tax expense was essentially offset by a $26 million reduction in future income taxes payable resulting from changes to Canadian federal income tax rates for resource companies. Future income taxes, including this recovery, are a non-cash item and do not impact our cash available for distribution.

2002 Compared With 2001

     The Arrangement and conversion into an income trust, and the resulting change in our interest in metallurgical coal assets, was completed on February 28, 2003. The Consolidated Financial Statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. Accordingly, this year-over-year analysis compares the results of operations for the same group of assets of Old Fording for the years 2002 and 2001.

     Revenues in 2002 were down 11% from the prior year's record high due to an 18% reduction in coal sales volumes, offset to some extent by higher coal prices. Our sales declined in 2002 due to protracted

| 32

coal negotiations, a reduction in sales tonnage to long-standing customers, and our inability to place volume into spot and tender markets.

     A net loss in 2002 of $71 million was the result of, on an after-tax basis, the $137 million write-down of the carrying value of our Mexico operations, reorganization costs associated with the Arrangement of almost $8 million, and the charge to expenses of $5 million on the cessation of the Brooks power project. The write-down of the Mexico operations followed several years of operating losses and the uncertainty of future recovery. In part, because of the uncertainty of future results from these operations, income taxes were reduced only minimally by the write-down.

     Net income before these unusual items and discontinued operations declined 13% from 2001. Lower coal sales volumes and higher unit cost of product sold and unit transportation and other costs were only partially offset by higher coal prices that year.

METALLURGICAL COAL OPERATIONS

     Revenues were down 12% in 2002 compared with the prior year. Sales volumes were down 18% while Canadian dollar sales prices were up 7% from 2002.

     Coal sales declined due to protracted negotiations for the 2002 coal year, which resulted in significantly lower sales volumes for the 2002 calendar year. A reduction in tonnage from certain long-standing customers, unexpected coke plant closures in the United States, United Kingdom and Italy, and the inability to place volume in the spot and tender markets, including the large tender by mills in Turkey, all contributed to sales volumes well below 2001 levels. Also influencing results was an oversupply of finished coke that resulted in a temporary increase in the use of semi-soft coals at the expense of Canadian hard coking coal.

     Those same coal negotiations, however, led to higher U.S. dollar coal prices. The average sales price for 2002 increased 10% from a year earlier. The Canadian dollar price increased 7%. Losses on previously established foreign exchange forward contracts offset some of the benefits of higher U.S. dollar prices.

     While coal sales volumes decreased 18%, cost of product sold only fell 11% as a result of a 9% increase in unit cost of product sold. This increase reflected lower production volumes, increased haul distances and higher strip ratios. The impact of these items was lessened slightly by an improved plant yield.

     Total transportation and other costs declined 15% primarily due to lower sales volumes. Unit transportation and other costs were up 3% in 2002 primarily due to rail and port rate increases effective with the 2001 coal year and the impact of a larger proportion of North American sales, which have higher rail costs. Rail and port rates did not change with the price increases received for the coal year commencing April 1, 2002.

     Selling, general and administration expenses were consistent with 2001. Depreciation and depletion decreased 3% from the prior year primarily due to lower production.

INDUSTRIAL MINERALS OPERATIONS

     Results for our industrial minerals operations reflected reduced sales volumes. Offsetting this to some degree was an increase in the average sales price, which was primarily a result of our product mix and our focus on the mid-and high-value market. Wollastonite sales volumes in 2002 were 15% lower than the prior year. This was mainly attributable to our exit from lower-priced markets and the weak economies in the United States and Europe.

CORPORATE AND OTHER INCOME AND EXPENSES

     Selling, general and administration expenses in 2002 were largely comparable with the prior year. Net interest expense decreased to $6 million in 2002 from $8 million in 2001 due to lower debt levels and lower interest rates.

33 |

     Due to a history of operating losses and uncertainty around future improvement, we updated our assessment of the recoverability of our investment in assets related to our wollastonite operations in Mexico. Projections of undiscounted future net cash flows generated by these assets were less than their carrying values and, accordingly, a pre-tax provision of $140 million was recorded in the 2002 results. No future tax asset was recognized in connection with the write-off because the realization of the asset is uncertain.

     Reorganization costs of $12 million were expensed in 2002 relating to our planned conversion into an income trust and our response to the unsolicited offer by Sherritt Coal Acquisition Inc. In 2001, we became a public company and costs of $4 million were incurred in relation to our spin off from the Canadian Pacific Limited group of companies.

INCOME TAXES

     Income taxes decreased in 2002 from the prior year primarily as a result of lower pre-tax income. Several other factors impacted the income tax expense and the effective tax rate for the year. Income taxes were not recognized on the $140 million write-down of our investment in our Mexican operations except for $3 million related to assets recorded in Canada. In the absence of this write-down, the effective tax rates for 2002 would have been approximately 49%.

     The impact of lower income tax rates in British Columbia and Alberta and favorable adjustments related to prior years were partially offset by higher mineral taxes. Mineral taxes were up despite lower income from the metallurgical coal operations primarily due to larger foreign currency exchange losses which are not deductible.

| 34

     Our quarterly results over the past two years are indicative of the variability of our underlying businesses, especially the metallurgical coal operations, and have been impacted by unusual items. During the first quarter of 2003, net gains resulting from the Arrangement had a pronounced effect on net income. In the fourth quarter of 2002, we wrote down our investment in the Mexico operation resulting in a $137 million after-tax charge to earnings. Additional debt incurred in connection with the Arrangement increased interest expense in 2003 compared with 2002.

     Net income before unusual and discontinued items is influenced largely by the results of the metallurgical coal operations. The results of these operations are highly sensitive to coal prices, the U.S./Canadian dollar exchange rate, sales volumes, and the unit cost of product sold and unit transportation and other costs.

     U.S. dollar coal prices typically change during the second quarter of the year because most of our coal business is contracted on a coal-year basis that commences April 1. As coal is typically sold in U.S. dollars we have in the past entered into foreign currency hedges to manage the risk of fluctuations in the U.S./Canadian dollar exchange rate. Accordingly, the Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal, the U.S./Canadian dollar exchange rate and our existing foreign currency hedge contracts.

     Coal sales are typically contracted under evergreen agreements with final sales volumes determined for a year-long period. However, the timing of these coal sales is largely dependent on the customer who determines when the coal will be loaded onto vessels and, therefore, recognized as revenues. Quarterly sales can also be affected by delay of vessels due to factors such as weather and mechanical problems, congestion at the port and, recently, the strong demand for vessels across a number of commodity sectors, which reflects vessel availability and timing. Sales can also be impacted by weather or mechanical problems affecting the minesites, railways and ports, and other factors such as a lack of coal at the ports arising from railway transportation problems.

     The unit cost of product sold can be influenced quarter to quarter by changing mining operations such as the timing of stripping activities and raw coal release, production shut downs for vacation and planned maintenance, the timing of purchases and the cost of key consumable items such as fuel and tires. Unit transportation and other costs can change based on the timing of rate negotiations and the price of our coal products.

35 |

LIQUIDITY

     We anticipate that we have the ability to generate sufficient amounts of cash and cash equivalents from operating and financing activities, in the short term and the long term, to maintain our productive capacity and to fund planned growth and development activities.

     At the end of 2003, we held cash and cash equivalents of $57 million, which was considerably higher than amounts held in previous years. We do not have any borrowings under our revolving bank credit facilities and we accumulated cash and cash equivalents at the end of the year to pay declared distributions of $47 million to unitholders in January 2004.

     Cash flows from operating activities are the primary generator of cash available for distribution and also provide cash resources over the long term for capital expenditures and debt servicing. Cash flows from operating activities are largely influenced by the results of our metallurgical coal operations. The industrial minerals operations contributed approximately $7 million and $13 million to cash flows from operating activities in 2003 and 2002, respectively. Cash flows from operating activities historically have been sufficient to meet our normal working capital needs, capital expenditure requirements and our debt service obligations, and to pay dividends to shareholders prior to becoming an income trust and, as an income trust, distributions to unitholders. Included in cash flows from operating activities during the year were the after-tax costs associated with the Arrangement of $18 million.

     The Arrangement had a significant influence on cash flows from financing activities in 2003. Major items included the repurchase of capital stock ($377 million), additional bank financing ($165 million), payments to certain parties to the Arrangement ($75 million) and the special distributions to unitholders paid in the first and second quarters ($70 million).

     Other financing activities included distributions to unitholders of $93 million, net of the fourth quarter distribution of $47 million that was payable at year-end. In 2002, we paid dividends of $28 million and we repurchased $39 million of stock under our normal course issuer bid that expired in September 2002.

     The Arrangement also had a significant influence on cash flows from investing activities. This included significant proceeds ($363 million) on the sale of the Prairie Operations and an interest in Elk Valley Coal, and payments made for certain Luscar assets ($12 million). These net cash inflows largely offset the net cash outflows from the financing activities associated with the Arrangement.

     Investing activities unrelated to the Arrangement included capital expenditures of $20 million. Approximately $9 million was categorized as sustaining in nature. Sustaining capital expenditures are the investments in areas such as fleet equipment, mine infrastructure, and coal processing plants that are necessary to maintain the current productive capacity of our existing mines. Investments in sustaining capital are required on an ongoing basis, and are expected to be principally funded by cash flows from operating activities and will be deducted when we determine cash available for distribution. The remaining $11 million included expenditures to equip mines in the Prairie Operations prior to their sale under the

| 36

Arrangement (these costs were recovered under the terms of sale) and to increase our interest in the Elco coal property located adjacent to our Fording River mine. In 2002, capital expenditures were $51 million. These expenditures were sustaining in nature and included a new shovel in the metallurgical coal operations and new support equipment at Whitewood, one of our Prairie Operations.

Our contractual obligations are identified in the following table:

     Our foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. To ensure we will have an adequate future flow of U.S. dollars to cover the obligations under our contracts, our hedge position is less than the amount of U.S. dollars expected from future coal sales.

     Long-term bank debt of $300 million was outstanding at December 31, 2003. The terms of the bank debt require repayment of $150 million by February 28, 2005 and the remaining $150 million by February 28, 2006. It is our expectation that the bank debt will be refinanced in one or more transactions and/or repaid from cash flows from operating activities in advance of scheduled maturity of the bank debt. If Fording Inc. is unable to refinance its existing bank debt with alternative financing, the amount of cash that would otherwise be available to the Trust for distribution to unitholders would have to be used to repay the bank debt, which would result in lower distributions to unitholders.

     Anticipated payments for pension and other post-retirement benefit funding requirements cover the period 2004 through 2013.

     Other contractual obligations are consistent with our operating and financing practices and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.

     The bank loan facilities include provisions that may restrict our ability to pay cash available for distribution to unitholders. The bank loan facility of Elk Valley Coal precludes a cash payment by Elk Valley Coal to Fording Inc. during an event of default or if the making of such payment would result in an event of default. Similarly, the bank loan facilities of Fording Inc. preclude a cash payment by Fording Inc. to the Trust during an event of default or if the making of such payment would result in an event of default. Loan covenants that would create an event of default include tests for interest, asset and cash flow coverage, as well as covenants which restrict the disposition of certain core mining assets. Fording Inc. and Elk Valley Coal are currently in compliance with their loan covenant provisions.

     In addition, the bank loan facilities limit distributions from Elk Valley Coal to Fording Inc., and from Fording Inc. to the Trust to an amount that is essentially equal to the available cash of Elk Valley Coal, or Fording Inc., as the case may be, plus releases of cash reserves and undistributed cash flow from prior periods. Fording Inc. may use, within limits, its revolving bank credit facility to fund quarterly distributions to the Trust subject to availability under the facility. It is anticipated that our use of this

37 |

funding would only be undertaken on a temporary basis to manage the short-term timing vagaries inherent in our cash flows.

     The Fording Inc. bank loan facilities are secured by a guarantee of Elk Valley Coal. During the time this guarantee is in place, Fording Inc. may not sell its interest in Elk Valley Coal or carry on any business other than in respect of Elk Valley Coal or the industrial minerals operations, unless agreed to by Teck Cominco.

OUTLOOK

DISTRIBUTABLE CASH

     Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is based on anticipated results for that quarter, and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities, and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual available cash for those prior periods. Please refer to our annual information form for a more detailed disclosure of our distribution policies.

FIRST AND SECOND QUARTERS OF 2004

     The following discussion generally highlights our expectation that improved operating results will be achieved in 2004. Contracted coal prices will rise from 2003 levels, sales and production of coal are expected to increase and to be at or near capacity, and cost of product sold is expected to decline.

     However, the results of operations for the first and second quarters will be adversely impacted by the following factors:

  Our coal inventories at the ports are low and we have experienced difficulties with rail shipments. As a result, we can expect sales volumes for the first quarter to be below normal levels and we will likely incur considerable demurrage charges for vessel waiting times, both of which may carry into the second quarter of 2004.

  The low inventories and rail difficulties will result in a carryover of 2003 pricing into the second quarter as we satisfy the commitments to our customers for the 2003 coal year. Accordingly, the higher prices expected for the 2004 coal-year sales volumes may not be effective until May of 2004.

  The first quarter will also include a charge for severance benefits pursuant to change of control agreements with certain senior executives.

     These items, on the whole, will serve to significantly lower our operating results, net income and cash available for distribution for the first quarter and, to a lesser degree, the second quarter compared with the balance of the year. Cash to be paid to unitholders for the first quarter may not be affected to the same extent because of the carryover by Fording Inc. of available cash from the fourth quarter of 2003.

METALLURGICAL COAL OPERATIONS

COKING COAL MARKETS

     Demand for seaborne coking coal continues to strengthen in global coal markets. International crude steel production is anticipated to remain strong into 2005. Integrated steel mills and coke producers around the world are finding it difficult to purchase sufficient quantities of coking coal at a time when their

| 38

inventories of coal are low. Indications are that traded coke supplies are not sufficient to meet high demand.

     The supply and demand balance for seaborne coking coal is difficult to predict over the long term. Additional seaborne coking coal supply is now coming on stream from Australia. Producers in the United States are increasing coking coal exports in response to recent high coal prices. It is expected that coal producers will try to maximize and expand coal production from existing operations.

     Current and anticipated market conditions for our coal products have caused us to review and evaluate expansion projects. The Cardinal River Operation's Cheviot Creek pit is receiving the highest priority in this regard. We are in the process of conducting our due diligence with respect to this potential project and, if approved, we will increase our capital spending.

     We have a number of projects that can increase overall production of Elk Valley Coal by up to five million tonnes on a cumulative basis. The individual projects will entail capital expenditures that are far less than those required for new mine development. Our current objective is to approach 30 million tonnes of annual production by Elk Valley Coal within the next five years. Contributing to the additional capacity, assuming the necessary approvals can be obtained, will be the development of Cheviot Creek pit, utilizing plant capacity at some mines by using reserves of other mines, and declining strip ratios at some of the existing operations.

     In addition to the factors discussed above, other influences affecting the supply and demand balance for seaborne coking coal are evident.

  The Bullmoose mine in Canada closed and shipped its last coal in 2003.
  Underground mines, more typical to Australia and the United States, have recently experienced operating problems delaying or limiting production.
  Domestic production of coking coal in Europe is declining.
  Economic growth is driving demand for steel in China, and steel mills in that and other Asian countries are fueling strong demand for seaborne coking coal.
  China is now importing higher quality coal to satisfy demands that cannot be met from its domestic sources.

COAL PRICES

     Coal is generally priced on an annual basis for the coal year that starts April 1, particularly in Asia and Europe. The most significant determinant of coal prices is the supply and demand balance for coal at the time negotiations are completed. Given the current tight supply situation in our coal markets, coal sales agreements covering virtually all of our expected production have been concluded for the 2004 coal year. Contract settlements indicate that the average price for coal sales for the 2004 coal year (April 1, 2004 - March 31, 2005), including normal levels of sales carried over from the current coal year, is expected to be approximately US$51 per tonne. This represents an increase of nearly 20% from the average U.S. dollar price realized during the 2003 coal year. Price increases were attained for all of our coal products. Contract negotiations for coal sales within North America, which account for a smaller part of our sales, were concluded for the year commencing January 1, 2004.

     Through the negotiations for the 2004 coal year we were also able to achieve some of our other marketing goals.

  We simplified our pricing structure to achieve more uniform pricing for products.
  We eliminated option provisions in our coal purchase agreements that allowed customers to elect to purchase up to 10% more or 10% less than the coal agreed to under the contract.
  We priced our various coal brands appropriately to better position them in the marketplace.

39 |

  We negotiated several multi-year evergreen supply agreements compared with our previous selling arrangements. Generally, coal prices under these contracts will continue to be set annually, but they will give us more certainty with respect to sales volumes going forward.

     Average coal prices for our 2004 fiscal year (January 1, 2004 - December 31, 2004) are expected to be US$48 per tonne, an increase of 13% over the 2003 fiscal year. The Canadian dollar price of coal is expected to increase 9% to $67 per tonne for the 2004 fiscal year assuming a U.S./Canadian dollar exchange rate of US$0.77 and taking into account our foreign currency hedge position in 2004. The anticipated Canadian dollar price of coal before taking into account our foreign currency hedge position under the same exchange rate assumption is $62 per tonne.

COAL SALES AND PRODUCTION

     Our coal product inventories were reduced to normal levels by the end of 2003, with most of the inventories located at the minesites. Accordingly, with the current conditions of seaborne coking coal markets and the fact that we are sold out of coal, it is expected that production at all mines will be at or near full current capacity to meet forecast sales. Coal sales for Elk Valley Coal in 2004 are expected to be in the order of 25 million tonnes, of which our share will be approximately 16 million tonnes.

     Our coal sales volumes during the first quarter of 2004 are expected to be lower than those for the balance of the year. Our inventory levels at Westshore Terminals and Neptune Terminals are low due to the current high demand for our coal and the recent difficulties experienced by our principal rail service provider to meet our shipping requirements. The problems reported by the railway company are primarily weather related. Accordingly, vessels are experiencing waiting times to load, leading to delayed sales and additional transportation and other costs. While we have experienced problems, we are optimistic that rail service will return to levels which are sufficient to meet the productive capacity of the five Elk Valley mines. However, should recent problems affecting rail service continue, delayed sales and higher transportation and other costs resulting from demurrage costs that could exceed $2 per tonne, depending on when problems with rail service are resolved, will significantly impact the operating results, net income and cash available for distribution for the first quarter and, to a lesser degree, the second quarter of 2004.

     Some variation in quarterly coal sales should be expected. Our coal is typically sold on a coal-year basis, usually commencing April 1, and the timing of shipments and, therefore, sales is determined by the customer. Shipments can be affected by customers' scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and, recently, the strong demand for vessels across a number of commodity sectors, which affects vessel availability and timing. Sales can also be impacted by weather or mechanical problems affecting the minesites, railway and ports, and other factors such as a lack of coal at the ports arising from railway transportation problems.

     Production levels will also vary from quarter to quarter. Shut downs will be taken at the mines at various times throughout the year in order to provide for employee vacations and planned maintenance requirements. Operating efficiencies, cost improvements, and declining strip ratios are expected to improve cost of product sold from 2003 levels.

COST OF PRODUCT SOLD, TRANSPORTATION AND OTHER COSTS

     We are aggressively pursuing sustainable cost reductions, improvements in product value, and the integration of operations in areas such as marketing, transportation, administration, site operating costs, working capital

| 40

and sustaining and expansion capital expenditures. Efforts to identify additional value improvements and synergies will continue as a normal part of optimizing our mining operations over the long term.

     Numerous value improvements and synergies should continue to lower cost of product sold as the improvements are realized over the next several years, including: rationalizing production to reduce costs; adopting best practices across all minesites; coordinating purchasing and inventories of parts and stores; lowering product inventories, reducing the number of stockpiles at the port and by coordinating rail and port services; and economies of scale relating to transportation management and administrative functions.

     Cost control efforts, falling strip ratios, and synergy and value-enhancement initiatives are improving our outlook with respect to cost expectations. The unit cost of product sold has started to decline more rapidly than originally estimated. Current expectations are that our average cost of product sold can be lowered to about $26 per tonne over the next three years. This is slightly higher than our previous expectation of $25 per tonne, and reflects our current outlook on factors such as inflation, labor costs, fuel prices and the cost of other consumables.

     Transportation and other costs include the costs of shipping coal by rail to port facilities and customers, and the cost of handling and loading coal onto vessels at the ports. A significant portion of rail and port costs move with changes in the U.S. dollar and Canadian dollar price of coal, respectively. Accordingly, under current contract arrangements, transportation and other costs will increase significantly when higher coal prices come into effect commencing in the second quarter of 2004.

CAPITAL EXPENDITURES

     Capital expenditures during 2003 were at levels lower than would be considered normal over a multi-year period. The combination of the mines in Elk Valley Coal allowed for a significant amount of capital expenditures to be cancelled or deferred. In 2004, our sustaining capital expenditures are anticipated to be approximately $27 million. If we proceed with the development of Cardinal River Operation's Cheviot Creek pit we will make additional capital expenditures.

MINERAL TAXES

     The current maximum mineral tax rate in British Columbia is 13%. Our average tax rate is expected to increase over the next few years as our mines exhaust permitted deductions and, therefore, will be subject to mineral taxes at the maximum rate. The tax rate applicable to the mines and the periods in which the maximum rate will apply depends on such factors as the profitability of the site, capital expenditures, and available deductions.

     The Cardinal River Operations are located in Alberta and are required to pay Alberta crown royalties on coal production. These royalties are determined in a similar fashion as British Columbia mineral taxes.

SENSITIVITIES

     Our financial results and, therefore, the amount of cash available for distribution to be paid to unitholders are highly dependent on, and sensitive to, key variables of the metallurgical coal operations such as coal prices, cost of product sold and transportation and other costs, sales volumes and the U.S./Canadian dollar exchange rate. The table that follows outlines the approximate sensitivity in 2004 of cash available for distribution per unit for given changes in certain key variables. These annual sensitivities, calculated before any cash reserve and before any change in our interest in Elk Valley Coal, take into account our current foreign currency hedges, assume a U.S./Canadian dollar exchange rate of US$0.77, and are based on the number of units outstanding at the end of 2003.

41 |

INTEGRATION AND OPTIMIZATION

     The creation earlier this year of Elk Valley Coal consolidated substantially all of Canada's metallurgical coal mining operations into a single entity. The six mines are now operating under an integrated plan. The integration has resulted in significant improvements in cost and value, and is expected to continue to do so.

     Under the Elk Valley Coal partnership agreement, Teck Cominco can increase its ownership share of Elk Valley Coal from 35% to a maximum of 40% by attaining synergies within the combined operations and/or by improving the operating results of the Elkview mine. A mining engineering firm has been retained as an independent expert to develop a program to assess, measure and document the attainment of synergies and improvements in the operating results of the Elkview mine in order to determine whether Teck Cominco's interest in Elk Valley Coal is to be increased.

     The first calculation, which is required for the coal year ending March 31, 2004, is expected to be completed toward the end of the second quarter of 2004. The period during which Teck Cominco can increase its ownership share of Elk Valley Coal will expire on completion of the coal year ending March 31, 2007. Any increase in Teck Cominco's ownership share will be effective at the start of the following coal year.

     In the event of a change in ownership of Elk Valley Coal as a consequence of attaining these synergies, we will record a reduction of net assets and an equivalent non-cash charge to earnings equal to the proportionate decrease in our investment in the net assets of Elk Valley Coal as at the effective date of the change of Teck Cominco's interest. Teck Cominco's increased interest in the results of operations of Elk Valley Coal would apply prospectively from the effective date of the change in Teck Cominco's interest.

INDUSTRIAL MINERALS OPERATIONS

     Earnings of this segment are expected to improve in 2004. We expect improved sales volumes; however, average sales prices are anticipated to decline slightly due to a change in product mix and a stronger Canadian dollar. These operations are expected to remain focused on mid- and high-value product lines, and the higher cash margins will have a positive impact on income from operations. Actual results will depend to a large degree on economic activity in our markets, and our success with new targeted sales applications.

CAPITAL RESOURCES

     Sustaining capital expenditures are the investments in capital assets necessary to maintain the current productive capacity of our existing mines. Investments in sustaining capital are required on an ongoing basis, and are expected to be funded principally by cash flows from operating activities and deducted when we determine cash available for distribution. Expansion capital expenditures are generally made in order to substantially increase the productive capacity of our operations and to develop or acquire new mineral bodies, and would include new mines. Expansion capital expenditures generally

| 42

require financing from sources other than cash flows from operating activities.

     Our normal ongoing capital expenditure requirements to sustain the productive capacity of our various operations are expected to average between $25 million to $30 million per year. Actual expenditures may be less than or exceed this by a considerable amount in any given year. Our sustaining capital expenditures in 2004 are expected to be approximately $27 million. If we proceed with the development of Cardinal River Operations' Cheviot Creek pit, our share of the additional capital expenditures over a two-year period would be up to approximately $80 million. The final amount and timing of expenditures will be determined based on how the project will proceed on approval.

     Commitments for sustaining capital will be funded by cash flow from operating activities. Commitments for expansion capital, including the development of the Cheviot Creek pit, will be funded by financing available under existing bank credit facilities, or alternative credit facilities or equity financing.

     Bank credit facilities in the total amount of $540 million have been established for Fording Inc. and Elk Valley Coal, and are comprised of $420 million available to Fording Inc. and $120 million available to Elk Valley Coal.

     The bank credit facilities of Fording Inc. are supported by an unsecured guarantee by Elk Valley Coal, limited in recourse to any partner's interest in Elk Valley Coal other than that of Fording Inc.; a general security interest over the assets of Fording Inc. including Fording Inc.'s interest in Elk Valley Coal; and, unsecured guarantees given by certain subsidiary companies.

     Elk Valley Coal and Fording Inc. each have a $120 million bank credit facility in the form of an extendable 364-day revolving, one-year non-revolving facility. Fording Inc. also has $300 million of term bank credit facilities, which require repayment of $150 million by February 28, 2005 and the remaining $150 million by February 28, 2006. Borrowing rates are based on bankers' acceptances or Canadian prime rates and are subject to interest rate movements and certain financial ratios.

     At December 31, 2003, Fording Inc. had outstanding $300 million of long-term debt and $28 million of letters of credit or letters of guarantee, leaving unused lines of credit of $92 million under the bank credit facilities. At the same date, Elk Valley Coal had $32 million of letters of credit or letters of guarantee outstanding, leaving unused lines of credit of $88 million. Adequate credit facilities are in place to fund working capital and other requirements. Cash flows are expected to be sufficient to fund sustaining capital expenditures, service debt facilities and make cash distributions to unitholders.

     As part of the Arrangement, Elk Valley Coal acquired a 46% interest in Neptune Terminals. Neptune Terminal's shareholder agreement requires that its shareholders guarantee its outstanding bank indebtedness. At December 31, 2003, Elk Valley Coal's proportionate share of this guarantee was $19.3 million, of which our proportionate share was $12.5 million.

OFF-BALANCE SHEET ARRANGEMENTS

     Elk Valley Coal uses available export trade credit insurance to provide security for non-payment for coal sales by customers. Elk Valley Coal has entered into an agreement with the insurer and a Canadian Schedule 1 bank for the sale of accounts receivable from coal sales at Elk Valley Coal's discretion, subject to a maximum amount outstanding at any one time of US$50 million.

     Proceeds on the sale of these accounts receivable is based on the invoice amount, invoice due date and current LIBOR. Elk Valley Coal benefits from a lower borrowing rate spread on LIBOR compared with a rate spread that would normally be available because the insurer is a Canadian crown corporation and,

43 |

therefore, rate spreads are based on sovereign rather than corporate risk.

     These arrangements allow Elk Valley Coal to receive cash for its accounts receivable more quickly, and they shorten the period of time during which foreign exchange rate movements will impact the Canadian dollar value of the accounts receivable.

     Export trade credit insurance is transferred with the accounts receivable sold to the buyer. The risk to Elk Valley Coal of non-payment by the customer is the deductible on the insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.

TRANSACTIONS WITH RELATED PARTIES

     As part of the Arrangement, Elk Valley Coal entered into an agreement with Teck Cominco for the provision of certain management services. Teck Cominco is the managing partner of Elk Valley Coal and does not charge a fee in this role. Teck Cominco does provide certain specific services to Elk Valley Coal on a fee-for-service basis. Our share of the cost of these services was $0.1 million in 2003. Elk Valley Coal also sells metallurgical coal to an operating unit of Teck Cominco. The total revenue generated from these sales in 2003 was $2.8 million, of which our share was $1.8 million. These transactions have been negotiated in the normal course of business, at prevailing commercial and market rates.

     Prior to the reorganization of Canadian Pacific Limited in October 2001, when Old Fording became a public company, Old Fording entered into arrangements with subsidiaries of Canadian Pacific Limited for the provision of rail services, natural gas, financing and other management services. Transactions with these Canadian Pacific companies for the first nine months of 2001, prior to the reorganization, were $198 million. All transactions were in the normal course of business and at prevailing commercial rates.

FOURTH QUARTER

     Our fourth quarter interim report was released on February 2, 2004. It was filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission, and is available at www.sedar.com and www.sec.gov.

OUTSTANDING UNIT DATA

     We are authorized to issue an unlimited number of units of the Trust. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and ratably without discrimination, preference or priority.

     We may create and issue rights, warrants, options and convertible securities at such time or times as we may determine. No such rights, warrants, options and convertible securities have been issued and are outstanding.

CRITICAL ACCOUNTING ESTIMATES

     Our consolidated financial statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We make assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. On an ongoing basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

| 44

     A summary of our significant accounting policies is contained in note 2 to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.

RECLAMATION

     We have significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. As mining activities release the reserves included in the long-range mine plans, liabilities are recorded for the estimated costs to reclaim disturbed sites to meet existing regulatory standards. Reclamation liabilities are not funded. The liability is determined on a mine-by-mine basis, and various assumptions are used in the engineering studies including current mine plans, future reclamation costs, and estimates of reserves and resources. Costs incurred under the reclamation programs are charged against the associated liability. We have developed reclamation programs and cost estimates based on meeting existing government regulations and standards.

EMPLOYEE FUTURE BENEFITS

     We have post-retirement benefit plans that include pension plans and other post-retirement benefit plans, the cost of which are based on estimates. Actuarial calculations of benefit costs and obligations are dependent on our estimates and assumptions about future events. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates.

CAPITAL ASSETS

     Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserves of the mine.

     The determination of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and modeling as well as estimates of future costs. Knowledge derived from ongoing exploration and development of the ore body may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

     The allocation of the purchase price related to the purchase of the metallurgical coal and other assets from the Luscar/CONSOL joint ventures as part of the Arrangement was completed in accordance with GAAP in Canada. This allocation resulted in values being assigned to the Line Creek mine and Cardinal River Operations' Cheviot permit area based on expected cash flows from the identified reserves of these properties and other information available at the time of the Arrangement. Significant estimates and assumptions included future sales prices, sales volumes, U.S./Canadian dollar exchange rates and operating costs.

     We review and evaluate capital assets for impairment of value on an ongoing basis. The expected undiscounted future cash flows from an asset used in these evaluations are developed using assumptions that reflect our best estimate of the long-term operating plans for the asset. Changes in market conditions, reserve estimates and operating conditions are updated periodically as part of the test for impairment of value.

45 |

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

STOCK-BASED COMPENSATION

     For the fiscal year beginning January 1, 2003, we prospectively adopted the fair-value method of accounting for stock-based compensation related to unit options, pursuant to new transitional rules recently approved by the Canadian Institute of Chartered Accountants (CICA). Prospective application requires the fair-value method to be applied to stock-based awards granted, modified or settled on or after the beginning of the fiscal year in which this new section is adopted.

ASSET RETIREMENT OBLIGATIONS

     CICA Handbook Section 3110, "Asset Retirement Obligations", is effective for fiscal years beginning on or after January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This new standard is estimated to increase non-cash expenses by between $2 million to $3 million in 2004, but will not impact our 2004 cash flow from operating activities.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

     Almost all of our coal sales are denominated in U.S. dollars and the vast majority of our costs are denominated in Canadian dollars. Accordingly, our revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S./Canadian dollar exchange rate.

     We use derivative financial instruments, specifically foreign exchange forward contracts, to manage our cash flows with respect to our foreign currency exposure. Foreign exchange forward contracts fix the rate at which future anticipated flows of U.S. dollars are exchanged into Canadian dollars. We do not enter into derivative financial instruments for trading or speculative purposes. Our foreign exchange forward contracts are designated as hedges of our anticipated U.S. dollar cash flows and unrealized gains or losses on the contracts are not recorded in our financial results or financial position. Our unrealized gains on these contracts at December 31, 2003 were $124 million.

     We have established limits to allow hedges of up to 100% of our estimated U.S. dollar exposure within the first 24 months and, thereafter, up to 50%, 30% and 15% of expected U.S. dollar revenues during each of the next three 12-month periods, respectively. There is no minimum amount required to be hedged. The hedging limits are established with reference to the Trust's share of the U.S. dollar exposure of Elk Valley Coal, and will take into account any hedges of Elk Valley Coal. At December 31, 2003, our foreign exchange forward contracts, including contracts we entered into directly and our share of the contracts of Elk Valley Coal, totalled $605 million. Our outstanding foreign exchange forward contracts as at December 31, 2003 are disclosed in note 12 to the Consolidated Financial Statements.

     The layering of foreign exchange forward contracts implied by this strategy further reduces the risk to us of rapidly changing U.S./Canadian dollar exchange rates while controlling the risk associated with fluctuating coal sales volumes and prices arising from changing conditions in our coal markets. The net investment in and the net U.S. dollar demoninated cash flows of the industrial minerals operations are not hedged.

     We are pursuing arrangements with counterparties to allow us to enter into foreign exchange forward contracts under these policy limits. Our ability to enter into foreign exchange forward contracts will

| 46

depend on the total hedge position we wish to undertake, the credit worthiness of available counterparties, and the counterparties' assessment of our credit risk and that of Elk Valley Coal.

     The gains and losses on foreign exchange forward contracts designated as hedges are recognized in revenues and income in the period that the hedged exposure is recognized, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged. During 2003, we realized gains on foreign exchange forward contracts of $41 million due to the U.S. dollar weakening relative to the U.S./Canadian dollar exchange rate specified in the contracts. In 2002, we realized a loss of $84 million as a result of the U.S. dollar strengthening relative to the U.S./Canadian dollar exchange rate specified in the contracts.

     We are exposed to gains or losses depending on the difference between the U.S./Canadian dollar exchange rate and the rate in the foreign exchange forward contracts in the event of non-performance by the counterparties to our contracts. To mitigate this risk of non-performance, we deal with several counterparties of high credit quality. We do not believe that there are any significant concentrations of credit risk.

RISKS AND UNCERTAINTIES

     An investment in units of the Trust involves a number of risks. Our financial performance is entirely dependent upon the operations and assets of Fording Inc. and, in particular, Fording Inc.'s interest in Elk Valley Coal. Accordingly, unitholders are exposed to all of the risks to which the Trust is exposed, and to the risks to which Fording Inc. and Elk Valley Coal are exposed.

     Through our subsidiaries, we have operations throughout North America and customers around the world. As such, we are exposed to changes in various markets and economies, and our operations can be affected by a variety of conditions. To minimize the impacts of such changes and conditions on our financial performance, we seek to identify, evaluate and, where appropriate, hedge financial, market and operation risk.

RISKS RELATING TO THE TRUST

Risk factors specific to an investment in the units include, but are not limited, to the following:

CASH DISTRIBUTIONS TO UNITHOLDERS ARE DEPENDENT ON FORDING INC.

     Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. We are entirely dependent upon the operations and assets of Fording Inc. through our ownership of the subordinated notes, preferred shares and common shares of Fording Inc., and accordingly, our ability to make cash distributions to unitholders will be dependent upon the ability of Fording Inc. to pay its obligations under its subordinated notes and to declare dividends or make other distributions on its outstanding shares.

     Although we intend to distribute the interest and dividend income earned, and any returns of capital on, or redemptions of, the common shares or preferred shares of Fording Inc., less expenses and amounts, if any, we pay in connection with the redemption of units, there is no assurance regarding the amounts of cash to be generated by Fording Inc., and therefore funds available to us for distribution to unitholders. The actual amount distributed in respect of the units will depend on a variety of factors such as coal prices, sales volumes, profitability, the level of Elk Valley Coal sustaining capital expenditures, credit agreements and other factors that may be beyond our or Fording Inc.'s control. In the event significant sustaining capital expenditures are required, coal prices and/or sales volumes

47 |

decline, or the profitability of Fording Inc. declines, there would be a decrease in the amount of cash available for distribution to unitholders and such decrease could be material.

     Our distribution policy and that of Fording Inc. is subject to change at the discretion of the board of directors of Fording Inc. or the Trustees of the Trust. The recourse of unitholders who disagree with any change in policy is limited and could require such unitholders to seek to replace the Trustees or the board of directors of Fording Inc.

INTEREST RATES AND OTHER FACTORS AFFECTING YIELD

     One of the factors that may influence the price of our units in the public trading markets will be the annual yield on the units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of our units to demand a higher annual yield, which could adversely affect the market price of the units. Annual yield and therefore the price of units in the public trading markets may also be affected by short-term supply and demand factors for income trust products. A rise in the annual yield on financial instruments could be expected to result in an increase in the required yield on our units, and such increase could result in a decrease in the trading price of units and such decline could be material.

INCOME TAX

     There is no assurance that Canadian federal income tax laws or the current treatment of mutual fund trusts will not be changed in a manner which affects our unitholders in a material adverse way. If we cease to qualify as a "mutual fund trust" under the Income Tax Act, it is possible that our units would cease to be qualified investments for deferred income plans and registered education savings plans.

     Further, it is possible that the Canadian taxation authorities could choose to change the tax laws and regulations applicable to income trusts, thereby reducing or eliminating the tax advantages that such structures enjoy. Any such changes could negatively affect, in a material way, the amount of cash available for distribution to unitholders, and the market value of the units.

     Interest on the subordinated notes of Fording Inc. accrues at the Trust level under the Income Tax Act whether or not actually paid. Our Declaration of Trust provides that, in the event that the aggregate of the taxable income of the Trust, including taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions otherwise made payable in the year, the amount of such excess will become payable to unitholders on December 31 and will be paid to unitholders in the following year. This may result in income distributable to unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional units must be distributed to unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those units in their Canadian federal taxable income, in circumstances where they do not directly receive a cash distribution.

NATURE OF UNITS

     Our units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units do not represent a direct investment in Fording Inc.'s business and should not be viewed by investors as shares in Fording Inc. As holders of units, unitholders do not have all of the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. The units represent a fractional interest in the Trust.

| 48

The Trust's primary asset is its investment in the subordinated notes, preferred shares and common shares of Fording Inc. The units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, we are not a trust company and, accordingly, are not registered under any trust and loan company legislation as we do not carry on or intend to carry on the business of a trust company.

LIMIT OF NON-CANADIAN OWNERSHIP

     At no time may more than 49% of our outstanding units be held by or for the benefit of non-residents of Canada. Periodically, we review the level of ownership of units by non-residents of Canada. If this limit has been, or is about to be exceeded, certain steps specified in the Declaration of Trust will be taken to keep or reduce the unit holdings of non-residents of Canada below 49%. The acquisition of more than 49% of our outstanding units by non-residents of Canada could have a material adverse effect on the Trust and the units, and could result in non-residents of Canada being compelled to dispose of their units.

REDEMPTION RIGHT

     Registered unitholders are entitled to require the Trust to redeem units in accordance with conditions stated in the Declaration of Trust. It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investments. Cash redemptions are subject to limitations set out in the Declaration of Trust. In certain circumstances, securities of Fording Inc. or the Trust may be distributed to unitholders in connection with redemption as opposed to cash. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.

DISTRIBUTION OF SECURITIES ON REDEMPTION OR TERMINATION OF THE TRUST

     Upon redemption of units or termination of the Trust, the Trustees may distribute securities of Fording Inc. or other securities of the Trust directly to the unitholders, subject to obtaining any required regulatory approvals. Securities of Fording Inc. or other securities of the Trust distributed in this manner may not be qualified investments for deferred income plans or registered education savings plans, depending upon the circumstances at the time. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.

LIMITED LIKELIHOOD OF UNITHOLDER LIABILITY

     Because of the absence of statutory limited liability for unitholders and resulting uncertainties in the law, there is a risk that a unitholder could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by Fording Inc. or the Trust) in respect of contracts that the Trust enters into and for certain liabilities arising other than out of contract including claims in tort, claims for taxes, and possibly certain other statutory liabilities. Our Counsel has advised that they view the risk of unitholder liability as remote.

     The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that in the event that a court determines that unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the unitholder's share of the Trust's assets. The Declaration of Trust also provides that the Trust

49 |

shall use reasonable commercial efforts to include as a specific term of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust a contractual provision to the effect that neither the unitholders nor the Trustees have any personal liability or obligation in respect thereof.

Fording Inc. is a CBCA corporation and provides the Trust as its shareholder with limited liability.

ADDITIONAL UNITS

     The Declaration of Trust authorizes us to issue an unlimited number of units for the consideration, and on terms and conditions, established by Trustees without the approval of any unitholders. If the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and distributable cash per unit could decline.

CAPITAL INVESTMENT

     The timing and amount of capital expenditures incurred by Fording Inc. and by Elk Valley Coal will directly affect the amount of cash available to the Trust for distribution to unitholders. Distributions may be reduced, or even eliminated at times when significant capital expenditures are incurred or other expenditures are made.

RESTRICTIONS ON POTENTIAL GROWTH

     The payout by Fording Inc. of its available cash to the Trust means that capital expenditures to expand operations or to exploit reserves and resources can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the businesses of Fording Inc. and, over time, could have a material adverse effect on the amount of cash available for distribution to unitholders.

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     We have made forward-looking statements and provided forward-looking information in this document and such statements and information are subject to risks and uncertainties. Unitholders and other readers should note that many factors, some of which are discussed elsewhere in this document, could affect future financial and operating results and could cause those results to differ materially from those expressed in the forward-looking statements and information.

RISKS RELATING TO FORDING INC. AND ITS INTERESTS IN ELK VALLEY COAL AND INDUSTRIAL MINERALS

CREDIT FACILITIES

     Fording Inc.'s credit facilities contain covenants that require it to meet certain financial tests and that restrict, among other things, the ability of Fording Inc. to incur additional debt, dispose of assets or pay dividends in certain circumstances. These restrictions may preclude Fording Inc. from paying interest on its subordinated notes, returning capital or paying dividends or making distributions on its common shares and preferred shares, or redeeming any of the foregoing. If this should occur, the Trust would be prevented from making distributions to unitholders.

     At December 31, 2003, Fording Inc. had outstanding $300 million of long-term bank debt which requires $150 million to be refinanced by February 28, 2005 and the remaining $150 million by February 28, 2006. There is no guarantee that this bank debt can be refinanced on terms that will be favourable to

| 50

Fording Inc. The inability of Fording Inc. to refinance its existing indebtedness would decrease the amount of cash available to the Trust for distribution to unitholders as such debt would have to be repaid from cash flow from operating activities. In such circumstances, the amount of cash available for distribution to unitholders could be reduced by a material amount or eliminated altogether.

MARKET RISKS - OVERSUPPLY OF COKING COAL

     The prices for coking coal and hard coking coal in particular, have a significant impact on our profitability, and are dependent on the supply/demand balance for coking coal and, to a lesser degree, the economic conditions of the markets into which the coal is sold. In the past, there have been periods of oversupply of coking coal in the market which have resulted in price decreases. Profitability and, therefore, funds available to us for distribution to unitholders, are also affected by the cost of product sold and transportation and other costs, product quality and taxation. An oversupply of coking coal in world markets or a general downturn in the economies of any of our significant markets could have a material adverse effect on the profitability of Fording Inc. and, accordingly, the amount of cash available for distribution to unitholders.

CONFLICTS OF INTEREST

     The Trust and its unitholders are dependent upon Teck Cominco, as managing partner and 35% owner, to manage the day-to-day operations of Elk Valley Coal. There is a risk to us, should any conflict arise between the Trust, Elk Valley Coal and/or Teck Cominco. Should Teck Cominco not fulfill its obligations under the terms of the Partnership Agreement, there could be adverse affects on the amount of available cash Fording Inc. may be able to pay to the Trust. Procedures are in place to ensure that any such conflicts are appropriately resolved. Further, the Partnership Agreement states that partner approval is required for strategic or significant decisions such as any delegation of Teck Cominco of its powers to manage Elk Valley Coal, or any sale, lease, exchange, transfer, disposition or assignment of material assets of Elk Valley Coal other than as contemplated by approved annual operating and capital plans and budget.

OPERATIONAL RISKS

COAL TRANSPORTATION

     The majority of coal that is produced by Elk Valley Coal is exported outside of North America. Elk Valley Coal's mines are located more than 1,100 kilometres from seaports. Accordingly, our operations are highly dependent on both rail and port services and a significant portion of total transportation and other costs are attributable to rail and port costs, and also may include demurrage charges for vessel waiting times. A substantial portion of the coal production from Elk Valley Coal is transported to port facilities by Canadian Pacific Railway (CPR), and to a lesser extent Canadian National Railway (CNR), and loaded onto vessels in Vancouver at either Westshore Terminals or Neptune Terminals. Prolonged labor stoppages, weather problems or other factors that prevent CPR, CNR, Westshore Terminals or Neptune Terminals from providing their services could seriously impact our financial results, and therefore, funds available to us for distribution to unitholders.

THE STEEL INDUSTRY

     Substantially all of the coking coal that Elk Valley Coal produces is sold to steel manufacturers. The steel industry's demand for coking coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of

51 |

substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal which would have a material adverse effect upon Fording Inc. and the funds available to us for distribution to unitholders. Similarly, if less expensive ingredients could be used in substitution for coking coal in the integrated steel mill process, the demand for coking coal would materially decrease, which would also materially and adversely affect the funds available for distribution to unitholders.

FOREIGN CURRENCY EXCHANGE

     Elk Valley Coal's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since a vast majority of Elk Valley Coal's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce our realized Canadian dollar selling price, thereby reducing the profitability of Fording Inc. and the cash available for distribution to unitholders, and such reduction could be material.

     This risk is mitigated to some extent by our policy to hedge a portion of our U.S. dollar exposure through the use of foreign exchange forward contracts. However, our ability to enter into foreign exchange forward contracts will depend on the total hedge position we wish to take and the counterparties' assessment of our credit risk and that of Elk Valley Coal. The effectiveness of such hedges will depend in part on the credit worthiness of the counterparties to our foreign exchange forward contracts. Our inability to put in place effective hedges could materially increase our exposure to increases in the value of the Canadian dollar relative to the U.S. dollar.

DERIVATIVE INSTRUMENTS

     From time to time, Elk Valley Coal and Fording Inc. may employ forward currency exchange contracts, interest rate swap agreements and other derivative instruments to hedge exposure to specific financial risks. While forward currency exchange contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit the ability of Elk Valley Coal and Fording Inc. to capitalize on favourable changes in the factors that have been hedged by these instruments. In a period of volatile economic conditions, these derivative instruments may reduce or increase profitability relative to what it would have realized in the absence of the derivative instruments and relative to competitors who have hedged their risk exposure to a different degree or are unhedged.

DEPENDENCE ON MAJOR CUSTOMERS

     The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with Elk Valley Coal and Fording Inc. For example, sales to a single customer accounted for approximately 10% of Elk Valley Coal's revenue in 2003. A loss of, or a significant reduction in, purchases by any of its largest customers could adversely affect Fording Inc.'s revenues and the amount of cash available for distribution to unitholders.

PERSONNEL ISSUES

     Five of Elk Valley Coal's six mines are unionized. Two of the industrial minerals operations' three mines are unionized. In addition, rail carriers and port facilities on which Elk Valley Coal is dependent to deliver coal to its customers are also unionized. Strikes, lockouts or other work stoppages or slow-downs

| 52

involving Elk Valley Coal's unionized employees or those of its service suppliers could have a material adverse effect upon Fording Inc. and the funds available for distribution to unitholders.

     The success of the Trust will be dependent in large measure on the services of a number of key executives of the Trust, Fording Inc., and Elk Valley Coal. The loss of such key personnel and the inability of the Trust, or Teck Cominco as managing partner of Elk Valley Coal, to replace them with people of similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of Elk Valley Coal and Fording Inc. which, in turn, could reduce the amount of cash available to the Trust for distribution to unitholders.

RISKS INHERENT IN THE MINING INDUSTRY

     Mining operations are subject to conditions that are beyond the control of management and can delay coal production or delivery, or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Elk Valley Coal and Fording Inc. maintain insurance against risks which are typical in the mining industry. In addition, Elk Valley Coal and Fording Inc. have insured their physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance at levels they believe to be reasonable. However, there is no guarantee that the insurance coverage will be adequate in all cases.

     Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Elk Valley Coal, Fording Inc., or others in the mining industry.

RESERVES AND RESOURCES

     Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Ultimately, actual production, recovery, revenues and expenditures for the reserve properties will vary from estimates used and those variations could be material.

     While the estimates of the reserves and resources of Elk Valley Coal and Fording Inc. have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of Elk Valley Coal and Fording Inc. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect actual reserves and resources of Elk Valley Coal and Fording Inc.

     Fording Inc.'s profitability will depend substantially on Elk Valley Coal's ability to mine coal deposits which have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Elk Valley Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological

53 |

characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of Fording Inc.

     Fording Inc., both directly and through its interest in Elk Valley Coal, has extensive coal and wollastonite properties which are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Fording Inc. and/or Elk Valley Coal will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect that ability of the Trust to make future distributions to unitholders.

OPERATIONS IN AND SALES TO FOREIGN COUNTRIES

     Elk Valley Coal operates in Canada and sells its products to customers located around the world. In addition Fording Inc.'s industrial minerals operations operate in the United States and Mexico and sell products to customers located around the world. Operations and sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation.

NEW APPLICATIONS FOR WOLLASTONITE

     The wollastonite market is currently in an oversupply position and has been for several years. Management believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which management believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on the growth of Fording Inc.'s industrial minerals business.

HEALTH ISSUES - INDUSTRIAL MINERALS OPERATIONS

     Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group 1 agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. The earlier presence of tremolite asbestos at one of the industrial minerals operations ore sources in the United States and in some of its products could result in NYCO Minerals becoming exposed to liabilities, including workers' compensation and product liability claims. Further, in the event that NYCO Minerals' wollastonite products continue to contain small amounts of asbestiform tremolite, the demand for these products could materially decrease.

     Tripoli produced at American Tripoli is a type of crystalline silica which has been classified by the International Agency for Research on Cancer as a Group 1 agent. In the event that it was demonstrated that tripoli contributed to the development of cancer, the markets for this product would be very limited and American Tripoli could become exposed to workers' compensation and product liability claims.

RISKS RELATED TO GOVERNMENT REGULATIONS

     Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater

| 54

quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. Such regulation can have a significant effect on Elk Valley Coal's and Fording Inc.'s costs of production and competitive position.

THE ENVIRONMENT

     It is our policy and that of Elk Valley Coal to achieve and demonstrate sound environmental performance by controlling the impact of our activities on the environment through our policies and practices, and to comply with applicable laws and regulations. Effective environmental management systems form an integral part of our mining operations and aid in the continual monitoring and improvement of environmental performance and reduced environmental risks and liabilities. A number of our operations have achieved ISO 14000 certification to further demonstrate to customers and the general public a strong environmental ethic by implementing an internationally recognized system for environmental management.

     Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement which sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

     The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Elk Valley Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada's industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on our operations. Most of our products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions would negatively affect in a material adverse way the demand for coal, oil and natural gas, as well as increase production and transportation costs.

     Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, new permits required by Elk Valley Coal and Fording Inc. to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of Elk Valley Coal and Fording Inc. to conduct mining operations or to do so profitably.

ACCURACY OF LIABILITY ACCRUALS

     The funding requirements of Elk Valley Coal's and Fording Inc.'s defined benefit pension plans are based on actuarial valuations. The rates of investment return realized by pension funds can fluctuate

55 |

with the general performance of the economy and shortfalls in investment returns could lead to materially increased funding requirements that could have a material adverse effect upon Fording Inc. and the funds available to the Trust for distribution to unitholders.

     Elk Valley Coal also has obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and production. These obligations are currently unfunded. While Elk Valley Coal believes that it has properly accrued, in accordance with GAAP in Canada, for the costs likely to be incurred for these environmental matters, there is no assurance that total liabilities and expenses for these matters will not increase in the future. As a result, there is no assurance that additional liabilities or expenses related to environmental matters will not be incurred in the future and such liabilities could have a material adverse effect upon Fording Inc. and the funds available to us for distribution to unitholders.

ASSERTION OF ABORIGINAL RIGHTS CLAIMS

     Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

     In British Columbia, few treaties exist with aboriginal peoples. In the mid 1990s, the provincial government, together with the federal government, established the British Columbia Treaty Commission to facilitate negotiations with aboriginal peoples to resolve outstanding aboriginal rights and other claims. Under this process, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they have historically lived and carried out traditional activities. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people.

     It is not possible to predict with certainty the impact which future treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of native land claims outside the treaty process, may limit the ability of Elk Valley Coal to develop new projects or further develop existing properties.

| 56

Exhibit D
Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of Fording Canadian Coal Trust of our report dated January 23, 2004 relating to the consolidated financial statements, which appears in the Annual Report to Unitholders.

PricewaterhouseCoopers LLP
Calgary, Alberta, Canada

January 23, 2004

Exhibit E
Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934

I, James L. Popowich, President of the Fording Canadian Coal Trust, certify that:

1.

I have reviewed this annual report on Form 40-F of the Fording Canadian Coal Trust;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date:

March 19, 2004

/s/ James L. Popowich

James L. Popowich, President

I, Ronald A. Millos, Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 40-F of the Fording Canadian Coal Trust;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date:

March 19, 2004

/s/ Ronald A. Millos

Ronald A. Millos,

Chief Financial Officer

Exhibit F
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

In connection with the Annual Report on Form 40-F of Fording Canadian Coal Trust (the "Company") for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James L. Popowich, the President, and Ronald A. Millos, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 19, 2004	/s/ James L. Popowich James L. Popowich President /s/ Ronald A. Millos Ronald A. Millos Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fording Canadian Coal Trust and will be retained by Fording Canadian Coal Trust and furnished to the Securities and Exchange Commission or its staff upon request.