Form 40-F
period 2004-12-31
FORDING CANADIAN COAL TRUST
filed 2005-03-31
CIK 1158113

As filed with the Securities and Exchange Commission on March 31, 2005

______________________________________________________________________________

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

(Check one)

[  ]

Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[✓]

Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-15230

FORDING CANADIAN COAL TRUST

(Exact name of Registrant as specified in its charter)

ALBERTA (Province or Other Jurisdiction of Incorporation or Organization)	1221 (Primary Standard Industrial Classification Code Number)	98-0393766 (I.R.S. Employer Identification Number, if applicable)

Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R4, (403) 260-9800

(Address and telephone number of Registrant’s principal executive offices)

Brad R. Johnston, General Manager, NYCO Minerals, Inc.
124 Mountain View Drive, Willsboro, New York 12996-0368, (518) 963-4262

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

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

For annual reports, indicate by check mark the information filed with this Form:

[✓] Annual information form

[✓] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2004 there were 48,980,479 Units of the issuer outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule:

Yes [  ]  82-________

No [✓]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes [✓]

No [  ]

Information to be Filed on This Form.

Exhibit

Description

A

2004 Annual Information Form.

B

Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2004 and 2003 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004 (including a reconciliation to US GAAP).

C

2004 Management Discussion and Analysis.

D

Consent of Independent Accountants.

E

Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

F

Section 906 certification of James L. Popowich, the President, and Ronald A. Millos, the Vice-President and Chief Financial Officer.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  The management of the Trust is responsible for establishing and maintaining adequate disclosure controls and procedures for the Trust and this involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively.  As of December 31, 2004, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust’s disclosure controls and procedures.  Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Trust and Fording Inc. have adopted a Joint Code of Business Conduct that applies to all employees, including the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  This code is available on the Trust’s web site at www.fording.ca and in print to any unit holder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Trust’s web site and provided in print to any unit holder who requests them.  There were no waivers of the Joint Code of Business Conduct in 2004.

Audit Committee

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

Audit Committee Financial Expert

The Trust’s board of trustees has determined that more than one member of the Audit Committee meets the legal requirements of an audit committee financial expert.  Of those members, Harry G. Schaefer, F.C.A. is designated as an audit committee financial expert.

Principal Accounting Fees and Services

Following is a summary of professional services provided by the Company’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2003 and 2004, and the related fees (in Canadian dollars):

	2004	2003
Audit fees	$277,500	$258,000
Audit related fees	$128,413	$241,500
Tax fees	$ 22,750	$ 57,510
All other fees	$ 1,625	$ 1,625
Total	$430,288	$558,635

Audit fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, review of the Annual Information Form and Management Discussion and Analysis and completion of limited reviews of quarterly financial information.

Audit related fees

Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas:  accounting consultations; review of documents required for debt refinancing; audits related to pension plans; compliance with terms of various contractual agreements; and requirements of the Sarbanes-Oxley Act of 2002.

Tax fees

Tax fees include assistance rendered to the Trust in connection with various tax compliance issues in Canada and the United States.

All other fees

Other fees include the purchase of a license to access a financial reporting and assurance information database developed by PricewaterhouseCoopers LLP.

Pre-approval Policies and Procedures

All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed.  The Audit Committee has considered the compatibility of the non-audit services provided by the Trust’s principal auditors with auditor independence.

Off-Balance Sheet Arrangements

Reference is made to the section titled “Other Information - Off-Balance Sheet Arrangements” in the 2004 Management Discussion and Analysis attached as an exhibit hereto.

Contractual Obligations

Reference is made to the contractual obligations table included in the section titled “Liquidity and Capital Results” in the 2004 Management Discussion and Analysis attached as an exhibit hereto.

New York Stock Exchange Corporate Governance Disclosures

In 2004, the Trust had four independent trustees and three non-independent trustees, within the meaning of the rules of the New York Stock Exchange.  A majority of the trustees will be independent after the Trust’s annual meeting in 2005 in the event that all of the candidates nominated by the Trust’s Governance Committee are elected.  A majority of the directors of Fording Inc. are independent, within the meaning of the rules of the New York Stock Exchange.

Undertaking

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

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Signatures

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 31, 2005

FORDING CANADIAN COAL TRUST

By:

/s/ James Frederick Jones

James Frederick Jones

Trust Secretary

Exhibit A
Annual Information Form

FORDING CANADIAN COAL TRUST

ANNUAL INFORMATION FORM

March 29, 2005

1

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION ADVISORY

1

NON-GAAP FINANCIAL MEASURES

1

DEFINED TERMS

2

CONVERSION TABLE

2

REFERENCES TO CURRENCY

2

CORPORATE STRUCTURE

3

GENERAL DEVELOPMENT OF THE BUSINESS

3

DESCRIPTION OF THE BUSINESS

6

RESERVES AND RESOURCES

18

RISK FACTORS

27

OTHER INFORMATION REGARDING THE TRUST

27

ANNUAL AND QUARTERLY FINANCIAL INFORMATION

31

CAPITAL STRUCTURE

31

MARKETS FOR SECURITIES

36

GOVERNANCE

36

LEGAL PROCEEDINGS

44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

44

TRANSFER AGENT AND REGISTRAR

44

MATERIAL CONTRACTS

45

ADDITIONAL INFORMATION

47

APPENDIX "A":  GLOSSARY OF TECHNICAL TERMS

A-1

APPENDIX "B":  GENERAL GLOSSARY

B-1

APPENDIX "C":  DEFINITIONS FOR RESERVES AND RESOURCES

C-1

APPENDIX "D":  FORDING CANADIAN COAL TRUST AUDIT COMMITTEE CHARTER

D-1

i

FORWARD-LOOKING INFORMATION ADVISORY

This annual information form contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to Fording Canadian Coal Trust's expectations, intentions, plans and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be inaccurate.  These factors include, but are not limited to: changes in commodity prices and exchange rates; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with operating and selling in foreign countries; changes in the regulation in respect to the use of metallurgical coal and wollastonite products; the effectiveness of the managing partner of the Elk Valley Coal Partnership in managing its affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; the oversupply of, or lack of demand for, metallurgical coal and wollastonite products; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of products, including labour stoppages and severe weather conditions; the demand for and availability of rail, port and other transportation services; and management's ability to anticipate and manage the foregoing factors and risks.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information.  The reliability of such information is affected by, among other things:  uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production, transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Trust cautions that the list of factors set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust's public filings with the Canadian securities regulatory authorities, including its most recent management information circular, annual report, quarterly reports, material change reports and news releases, and with the United States Securities and Exchange Commission, including its most recent annual report on Form 40-F as supplemented by its filings on Form 6-K.  Copies of the Trust's Canadian public filings are available at www.sedar.com and U.S. public filings are available at www.sec.gov, respectively.  The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings.  The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information.

NON-GAAP FINANCIAL MEASURES

Financial measures such as cash available for distribution, Distributable Cash and net income before unusual items, future income taxes and discontinued operations are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP.  These measures are presented in this Annual Information Form because management of the Trust believes these non-GAAP measures are relevant measures of the ability of the Trust to earn and distribute cash returns to holders of Units.  These measures as computed by the Trust may differ from similar computations made by other similar issuers and accordingly, may not be comparable to such measures as reported by such other issuers.

DEFINED TERMS

The meanings of certain capitalized terms used in this Annual Information Form can be found in the Glossary of Technical Terms and the General Glossary set forth respectively at Appendix "A" and Appendix "B".

CONVERSION TABLE

To Convert To	From	Multiply By
Cubic Yards	Cubic metres	1.308
Feet	Metres	3.281
Miles	Kilometres	0.621
Acres	Hectares	2.471
Pounds	Kilograms	2.205
Short Tons	Tonnes	1.102
Long tons	Tonnes	0.984
BTU/lb	kJ/kg	0.430

REFERENCES TO CURRENCY

Unless otherwise noted, all references in this document to monetary amounts are expressed in Canadian dollars and "$" means Canadian dollars.

CORPORATE STRUCTURE

Name and Formation

The Fording Canadian Coal Trust is an open-ended mutual fund trust created pursuant to the Declaration of Trust and governed by the laws of Alberta.  The Trust's head office is located at Suite 1000, 205 - 9th Avenue SE, Calgary, Alberta T2G 0R4.

Intercorporate Relationships

The following chart sets forth all material subsidiaries of the Trust as at December 31, 2004 and indicates their respective jurisdictions of incorporation or organization and the ownership percentage of each such entity beneficially owned, or over which control or direction is exercised by the Trust.

Notes:

(1)

Reducing to 61% on April 1, 2005 and to 60% on April 1, 2006.  See "Three-Year History - Achievement of Synergies."

(2)

Fording Inc. holds a single voting share in Minera NYCO S.A. de C.V. in compliance with Mexican corporate law which requires that corporations have at least two shareholders.

GENERAL DEVELOPMENT OF THE BUSINESS

General Description of the Business

The Trust is one of the largest income trusts in Canada.  The Units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG).  Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to Unitholders from its Distributable Cash.

Three-Year History

The Trust was established in connection with the Arrangement between Old Fording, Teck Cominco, Westshore, Sherritt Coal Partnership II and CONSOL that became effective on February 28, 2003.  The nature and development of the businesses in which the Trust, through Fording Inc., has invested during the three most recently completed financial years is described in "Elk Valley Coal Partnership - The Last Three Years" and "NYCO - The Last Three Years".

Reorganization

Pursuant to the Arrangement, the business of Old Fording was reorganized under the Trust and its subsidiary, Fording Inc. and the Elk Valley Coal Partnership was formed.  The Elk Valley Coal Partnership is a general partnership, the Partners of which, on December 31, 2004, were Fording Inc., Teck Cominco and certain affiliates of Teck Cominco.  As part of the Arrangement, Luscar Energy Partnership (the partners of which are affiliates of each of Sherritt and OTPP) and CONSOL contributed indirectly to the Elk Valley Coal Partnership their respective interests in the Line Creek mine, the Luscar mine and the undeveloped Cheviot project as well as their collective 46.4% interest in Neptune, the corporation that owns Neptune Terminals in Vancouver, British Columbia.  Old Fording contributed to the Elk Valley Coal Partnership its metallurgical coal business comprised substantially of the Fording River mine, the Coal Mountain mine and its interest in the Greenhills mine.  Teck Cominco contributed to the Elk Valley Coal Partnership its North American metallurgical coal business comprised substantially of the Elkview mine.  These contributions established the Elk Valley Coal Partnership as the world's second-largest producer of seaborne metallurgical hard coking coal.

In addition, and as part of the Arrangement, and subject to the Fording Royalty, Old Fording sold its Prairie Operations to Sherritt Coal Partnership II and each of Teck Cominco, Westshore, Sherritt and OTPP subscribed for Units.  The Arrangement is described in detail in the Trust's 2003 Annual Information Form.  On March 22, 2005, Golden Apple Income Inc., a wholly owned subsidiary of OTPP, announced that it plans to sell 750,000 Units.

Issuance of Two Million Units

The Trust filed a short form prospectus on April 12, 2004 in connection with the issuance of two million Units on a bought deal basis to a syndicate of underwriters led by RBC Capital Markets at $52.50 per Unit.  The offering closed on April 16, 2004.  The Trust invested the net proceeds of the offering of $99 million in additional Fording Preferred Shares and Fording Subordinated Notes.  In turn, Fording Inc. used the proceeds to pay down indebtedness, which provided it with a greater range of financing alternatives for funding its portion of the development of the Cheviot Creek pit at the Cardinal River mine.

Achievement of Synergies

The Elk Valley Coal Partnership was initially owned 65% by the Trust and 35% by Teck Cominco and certain affiliates of Teck Cominco.  The Partnership Agreement provided for an increase in Teck Cominco's interest in the Elk Valley Coal Partnership to a maximum of 40% in the event that Teck Cominco, as managing Partner, was able to realize certain synergies  as a result of the combination of the various mines and other properties comprising the Partnership.  After discussions among the Partners and upon review of reports of various experts, the Partners determined that synergies had been achieved and that Fording Inc.'s interest would be reduced to 62% effective April 1, 2004, to 61% on April 1, 2005 and to 60% on April 1, 2006.  Teck Cominco's entitlements will increase correspondingly over the same period.  The entire 5% reduction in interest in the Elk Valley Coal Partnership is being recorded to earnings.  This charge is reduced by an estimate of cash to be received for the estimated additional Distribution Entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  These additional Distribution Entitlements will be included in cash available for distribution over the period ending March 31, 2006.

Quintette Mine Asset Transfer

The Elk Valley Coal Partnership accepted the contribution of certain of the Quintette mine assets and purchased certain other assets of Teck Cominco related to the Quintette mine on December 31, 2004.  The contribution of mine assets, including equipment, coal leases, permits and licenses associated with the Quintette Mine was contemplated by the Arrangement and was to occur once Teck Cominco had completed the reclamation of the Quintette minesite.  However, the Elk Valley Coal Partnership agreed to an earlier transfer of the Quintette mine assets before reclamation was completed in return for an agreement by Teck Cominco to complete the reclamation and provide the Elk Valley Coal Partnership with an indemnity against any liability arising from the early transfer.

Elkview Mine Equity Interest

On December 20, 2004, the Trust announced jointly with Teck Cominco, NSC and POSCO that they had signed letters of intent which contemplate that NSC and POSCO would enter into 10 year sales contracts for 4.85 million tonnes per annum in aggregate of metallurgical coal for 2005 from the Elkview mine and other Elk Valley mines, increasing to 6.25 million tonnes per annum in aggregate in 2007.  The letters of intent also contemplate that each of NSC and POSCO would acquire, through subsidiaries, a 2.5% equity interest in a new entity which would own and operate the Elkview mine.  Consideration of US$25 million is being paid by each of NSC and POSCO for such equity interests.  Completion of this transaction is subject to due diligence, completion of definitive documentation and board approval.

Proposed Reorganization

At the Annual and Special Meeting, Unitholders will be asked to approve a three-for-one split of the Trust's Units.  It is anticipated that the Unit split will result in a corresponding reduction in the market price per Unit making them more affordable for retail investors.

Unitholders will also be asked to provide conditional approval of a two-step reorganization of the Trust and its subsidiaries.  The first step would result in the creation of a flow-through structure which would effectively see distributions from Elk Valley Coal Partnership taxed at the Unitholder level.  The second step, if undertaken, would be a transaction whereby the Trust would acquire a direct interest in the Elk Valley Coal Partnership.

In addition to Unitholder approval, completion of the reorganization is subject to receipt of certain regulatory and third-party approvals.  A more detailed description of the reorganization and the required approvals will be contained in the Notice of Meeting and Management Information Circular that will be mailed to Unitholders in early April in advance of the Annual and Special Meeting.

Changes to Applicable Tax Legislation

The Government of Canada announced a number of proposals in 2004 that had or have the potential to affect the manner in which certain types of distributions from an income trust are taxed and to limit investment in those vehicles by certain classes of investors.  These proposals are summarized below.  Unitholders are encouraged to consult their own tax advisors regarding the application of the proposals to their particular circumstances.

Limits on Investments by Designated Taxpayers

One of the initiatives proposed in the March 23, 2004 Federal Budget would have the effect of limiting the level of investment in business trusts, such as the Trust, by certain designated taxpayers, including registered pension plans, pension corporations and various tax-exempt pension investment corporations, through the imposition of a tax on Units held by such taxpayers.  Following the announcement of these initiatives, various affected taxpayers made submissions to the Federal Department of Finance regarding such proposals.  These  measures have now been suspended to allow for further consultation.

Withholding on Distributions to Non-Residents

The March 23, 2004 Federal Budget contained further proposals impacting distributions made by an income trust to Unitholders not resident in Canada ("Non-Residents") for the purposes of the Tax Act.  Generally, these proposals, which are stated to apply as of January 1, 2005, contemplate that certain types of distributions made by an income trust to Non-Residents that are otherwise not subject to Canadian tax, including withholding tax, will be subject to withholding under the Tax Act at a rate of 15% of the gross amount of the distribution.

Limitations on Non-Resident Ownership

The Tax Act provides that a trust will lose its status as a mutual fund trust if it is maintained primarily for the benefit of Non-Residents.  On September 16, 2004, the Federal Department of Finance released a proposed amendment to this test which would have provided that status as a mutual fund trust would be lost if the fair market value of the units of a trust owned by Non-Residents exceeded 50% of the fair market value of all units of the trust.  However, the Notice of Ways and Means Motion tabled in the House of Commons on December 6, 2004 did not include this proposed amendment.  In the accompanying Department of Finance press release, it was noted that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual funds.

In the Federal Budget released on February 23, 2005, the Minister of Finance indicated that he will continue to monitor developments in the markets for business income trusts and future initiatives, if any, will be taken following these consultations and in full consideration of the costs and benefits related to business income trusts.

Based on geographical reports received by the Trust, the Trustees believe that the Trust is not maintained primarily for the benefits of Non-Residents.  See "Capital Structure - Limitations on Non-Resident Unitholders".

DESCRIPTION OF THE BUSINESS

The Trust does not carry on any active business.  Distributions to Unitholders are facilitated by the Trust's investment in Fording Inc.  The Trust holds all of the issued and outstanding Fording Common Shares, Fording Preferred Shares and Fording Subordinated Notes and does not own any other material assets.

Through Fording Inc., the Trust holds a 62% interest, declining to 61% effective April 1, 2005 and to 60% effective April 1, 2006, in the Elk Valley Coal Partnership and a 100% interest in NYCO.  The Trust uses the cash it receives from its investment in Fording Inc. to make quarterly cash distributions to its Unitholders.  The Elk Valley Coal Partnership accounted for 96% of the Trust's revenues in 2004 and NYCO accounted for the balance.

The Trust had revenues of $1.17 billion in 2004 and revenues of $1.04 billion in 2003.

The Elk Valley Coal Partnership

Overview

The Elk Valley Coal Partnership is a general partnership formed under the laws of the Province of Alberta.  On December 31, 2004 the Partners of the Elk Valley Coal Partnership were Fording Inc., Teck Cominco and certain affiliates of Teck Cominco.  On February 28, 2005, Teck Cominco and TBCI contributed their interests in the Elk Valley Coal Partnership to the Teck Cominco Coal Partnership of which Teck Cominco and TCBI are the partners with the result that the Partners are now comprised of Fording Inc., Teck Cominco Coal Partnership (which serves as managing partner) and QCP.

Summary of Partnership Agreement

The Elk Valley Coal Partnership is operated pursuant to the terms of the Partnership Agreement, the material terms of which are summarized below.

Management of the Elk Valley Coal Partnership

On December 31, 2004, Teck Cominco was the managing partner of the Elk Valley Coal Partnership.  As set forth above, effective February 28, 2005, Teck Cominco Coal Partnership became the managing partner.  The managing partner supervises management of the Partnership, provides strategic direction and assists in the realization of synergies.  However, certain significant matters regarding the Partnership must be approved by Partners holding not less than 95% of the outstanding Distribution Entitlements (a "Special Resolution of Partners"), as further described below.

The managing partner can resign as managing partner on 60 days advance notice to the other Partners.  Further, the managing partner will be deemed to have resigned in certain circumstances (insolvency, reduction in its interest below 20%, or wilful default of the Partnership Agreement). In such circumstances, Partners holding a Distribution Entitlement of more than 5% (other than the resigning managing partner if the managing partner was deemed to have resigned due to insolvency or wilful default of the Partnership Agreement) must unanimously select a new managing partner. Pending the selection of a new managing partner, the Partner then holding the largest Distribution Entitlement can designate a temporary managing partner.

The day-to-day operations of the Elk Valley Coal Partnership are undertaken by officers of the Elk Valley Coal Partnership and other  management personnel designated by the managing partner.

Annual Budget Approval Process

The annual operation of the Elk Valley Coal Partnership, including budgeting and capital spending, must be set out in a capital and operating plan and budget for each calendar year (the "Operating and Capital Plans").  The Operating and Capital Plans must be presented to the Partners by no later than November 15 of each year for the following calendar year and must be approved by a Special Resolution of the Partners.

The managing partner must use its best efforts to ensure that the business of the Partnership is conducted substantially in accordance with Operating and Capital Plans, except in certain extraordinary circumstances.  Any material amendment or variation to such plans must also be approved by Special Resolution of Partners.

Special Resolution of Partners Matters

In addition to the approval of the Operating and Capital Plans or any material amendment thereto, a special resolution of Partners is required in a variety of other circumstances such as any change in the distribution policy of the Elk Valley Coal Partnership, any proposed merger, arrangement or reorganization of the Elk Valley Coal Partnership, the admission of new Partners (other than wholly owned subsidiaries or affiliates of existing Partners) or the decision to institute bankruptcy or insolvency proceedings.

Distribution Entitlements

Each Partner is entitled to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership in proportion to its Distribution Entitlement.  As at December 31, 2004, the Distribution Entitlements of the Partners were as follows:

Partner	Distribution Entitlement
Fording Inc.	62.000%
Teck Cominco	37.833%
QCP	0.164%
TBCI	0.003%
Total	100.000%

Teck Cominco's Distribution Entitlement will increase to 39.833% and Fording Inc.'s will decrease to 60% over the course of the next two coal years.  See "Three-Year History - Achievement of Synergies".

Reporting

The Elk Valley Coal Partnership reports monthly to the Partners with respect to the operational results and financial performance of the Partnership.  In addition, on a quarterly basis, the managing partner reports to the Board of Directors with respect to the operational results and financial performance of the Elk Valley Coal Partnership and such other matters as the Board of Directors may reasonably request.

The Elk Valley Coal Partnership is also required to provide to each Partner, within 55 days of the end of each calendar year, audited financial statements of the Partnership for the previous calendar year and such other financial information relating to such calendar year as the Partners may request.

Further, the Elk Valley Coal Partnership is required to provide to each of the Partners such information as those Partners may require in order to satisfy their public company reporting obligations.  In this regard, the Elk Valley Coal Partnership is required to provide to the Partners a report of any material change in the affairs of the Partnership, quarterly and annual financial statements prepared in accordance with generally accepted accounting principles, management's discussion and analysis for the relevant period covered by the aforementioned financial statements and such other documents as are customarily required in connection with the preparation and release of quarterly and annual financial information by public issuers in Canada and the United States.

Sale/Assignment of Partnership Interest

A Partner may sell, assign, transfer or dispose of its Elk Valley Coal Partnership interest to a subsidiary or affiliate (a "permitted transferee"); however, any intended sale, assignment, transfer or disposition to other than a permitted transferee is subject to a right of first offer to the other Partners.  Notwithstanding the foregoing, the sale by Teck Cominco and certain affiliates of Teck Cominco of their Elk Valley Coal Partnership interest, other than to a permitted transferee, will be subject to the consent of the Independent Directors, such consent not to be unreasonably withheld.

Assets of the Elk Valley Coal Partnership

The Elk Valley Coal Partnership has six operating mines.  It owns Fording River, Coal Mountain, Elkview, Line Creek and Cardinal River and has an 80% interest in a joint venture that operates the Greenhills mine.  The remaining 20% interest in the joint venture is owned by POSCO Canada Ltd., an affiliate of POSCO, a Korean steel company.  Five of the six mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia.  The sixth mine, Cardinal River, which includes the Cheviot Creek pit, is located in west central Alberta.  The Elk Valley Coal Partnership operates its mines through its wholly owned subsidiary, the Elk Valley Coal Corporation.  The Elk Valley Coal Partnership also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette mine and other coal resources in northeast British Columbia and a 46.4% interest in Neptune which owns Neptune Terminals in Vancouver, British Columbia.

All of the Elk Valley Coal Partnership's mines are open-pit mining operations and are designed to operate year-round, 24 hours per day, seven days per week.  However, the operating schedules can be varied depending on market conditions.  All of the mines are serviced by two-lane all weather roads.  The Elk Valley Coal Partnership's Reserves, facilities and waste dumps are all proximate to its mine locations.

The following map shows the location of the Elk Valley Coal Partnership's six mines:

Mine Locations
Ca
Source: Fording Data.

Principal Product and Markets

The principal product of the Elk Valley Coal Partnership is hard coking coal.  Hard coking coal is a type of metallurgical coal that is used primarily for making coke in integrated steel mills.  When making steel, two of the key raw ingredients are iron ore and coke.  Coke is used to convert the iron ore into molten iron.  Coke is made by heating coking coal to about 2000oF (1100oC) in the absence of oxygen in a coke oven.  The lack of oxygen prevents the coal from burning.  The coking process drives off various liquids, gases and volatile matter.  The remaining solid matter forms coke, a solid mass of nearly pure carbon.  Approximately 1.5 tonnes of metallurgical coal are needed to produce one tonne of coke.  Only certain types of bituminous coal have the necessary characteristics required to make coke.  These characteristics include caking properties (the ability to melt, swell and re-solidify when heated) and low impurity (e.g. moisture, ash, sulphur, etc.).

Metallurgical coal is a term used to describe coal products suitable for making steel in the integrated steel mill process.  There are three main categories of metallurgical coal:  hard coking coal that forms high-strength coke; semi-soft coking coal that produces coke of lesser quality; and PCI coal that is used primarily for its heat value and is not typically considered a coking coal.  Semi-soft and PCI coals have lower sales values compared to hard coking coal due to the relative availability of these products.  Integrated steel mills will optimize the use of semi-soft and PCI coals in order to reduce overall costs.  However, there are limits to the ability of integrated steel mills to substitute semi-soft and PCI coals for hard coking coal.  Higher use of PCI coals reduces overall coking coal requirements but the coking coal used has to be of higher quality.  Hard coking coal improves coke oven production yields and during periods of high coke demand the use of semi-soft coking coals is generally reduced.  The following schematic outlines how steel is produced in an integrated steel mill.

The principal market for the Elk Valley Coal Partnership's hard coking coal is the seaborne hard coking coal market.  The seaborne hard coking coal market is defined by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the relative low cost of seaborne transportation.  Total worldwide production of higher quality seaborne hard coking coal was estimated to be approximately 120 million tonnes in 2004.  Australia is the largest source of seaborne hard coking coal while Canada is the second largest source, with the Elk Valley Coal Partnership accounting for substantially all of Canadian production in 2004.  Australia, Canada and the United States account for approximately 80% of the world's seaborne hard coking coal production.

Trade in the seaborne hard coking coal market is influenced by crude steel production that, in turn, is largely dependent on the overall state of regional and global economic conditions.  The global trade of steel products is very large and fluctuations in supply and demand in various regions throughout the world are common.  Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been relatively stable.  In turn, the volume of hard coking coal used in this process has not experienced the same variability as total steel production.  In 2004, Canada's share of the seaborne hard coking coal market was approximately 21% or about 25 million tonnes.  Canadian hard coking coal is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base in order to create competition and security of supply.  The Elk Valley Coal Partnership's principal markets are Asia and Europe.  See "The Elk Valley Coal Partnership - Last Three Years".

Principal Competition

The Elk Valley Coal Partnership currently competes primarily with coal producers from Australia and the United States in the seaborne hard coking coal market.  The supply of coal in the global markets and the demand for coal among the world's steel producers has historically provided for a competitive seaborne market.  Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates.  For example, a decline in the U.S. dollar value of the Australian dollar compared to that of the Canadian dollar has in the past and may in the future provide Australian producers with a cost advantage over Canadian producers such as the Elk Valley Coal Partnership.  In addition, a number of steel producers deal with multiple coal suppliers in order to promote security of supply and further competitiveness in this market, although this dynamic has been off-set somewhat by consolidation of producers.  The competitive position of the Elk Valley Coal Partnership continues to be determined primarily by its production and transportation costs compared to those of other producers throughout the world.  Costs are influenced largely by the location and nature of coal deposits, mining and processing input costs, transportation and port costs, currency exchange rates, operating and management skill and government taxation and policy.

Cyclical Nature of Seaborne Hard Coking Coal Markets

Between 1997 and 2000, the price of seaborne hard coking coal dropped by more than 30% due to over supply and a general economic downturn in a number of Asian counties.  In 2000, supply and demand returned to balance and supply remained tight through 2001.  Price increases were achieved in most of Old Fording's markets for the 2001 and 2002 coal years.  However, excess supply resulted in average pricing for the 2003 coal year decreasing by approximately 3% from 2002.  Demand for hard coking coal strengthened in the last half of 2003 resulting in sales volumes of the Partnership for the fiscal year ended December 31, 2003 that were 24% higher than sales volumes for the same mines for the fiscal year ended December 31, 2002.  Demand for seaborne hard coking coal was strong in 2004 and is expected to remain strong into 2005.  Integrated steel mills and coke producers around the world are currently finding it difficult to secure sufficient quantities of hard coking coal.  In addition, steel production in China is forecast to increase in the next few years.  Although not as large as the forecasted increase for China, India's steel production is also expected to increase. These factors could result in further increased demand for hard coking coal.  Accordingly, sales and production for the 2005 coal year are expected to be at or near capacity.

The following chart sets forth the average hard coking coal price received by Old Fording from 1980 to 2002 and by the Elk Valley Coal Partnership thereafter:

Coal Markets

Hard coking coal markets continue to remain tight due to the strong demand from the global steel industry.  A significant factor in market demand is that China has reversed its position from a net exporter of hard coking coal to that of a net importer.  The loss of Chinese coke exports has increased the global steel industry's demand for hard coking coal from producers such as the Elk Valley Coal Partnership.

Increasingly, steel producers are signing long-term contracts or purchasing interests in coal producers in order to secure supplies of hard coking coal to meet their future needs.  Higher coal prices are also attracting new supply to the market.  In addition to the Elk Valley Coal Partnership's planned production increases, other smaller-scale Canadian producers have now started production and began making their first metallurgical coal shipments in 2004.  Australian producers have also announced plans for capacity increases.  There are a limited number of brownfield opportunities of significance existing globally that can be brought into production quickly and logistics chains in Canada and Australia are operating at or near capacity and will require expansion to accommodate significant new production supply.  The global increase in mining activity throughout the world has resulted in significant lead time for delivery of large mining equipment, which will be needed in order to bring new sources of supply online.  These factors and expected continued strong demand suggest that it may be one to two years before metallurgical coal markets return to balance.

The Elk Valley Coal Partnership's production is fully contracted for the 2005 coal year, with more than 95% of volumes contracted under evergreen or long-term agreements.  The strong metallurgical coal market and undersupply situation has resorted in significant increases in coal prices.

In response to these market opportunities, the Elk Valley Coal Partnership is proceeding with the development of the Cheviot Creek pit at the Cardinal River operations. Capacity expansions at the other existing mines are also being reviewed with the objective of increasing total annual production at all operations to 30 million tonnes over the next two to three years.  Elk Valley Coal Partnership is presently discussing its future increased production plans with its rail and port service providers and their ability to handle the higher production volumes.

Mining and Processing

The Elk Valley Coal Partnership's operations employ conventional open-pit mining techniques using truck and shovel methods, although a dragline may be used at the Fording River and Cardinal River mines in some circumstances.  Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit.  Once the overburden is removed, the coal is loaded onto trucks for transport to the coal preparation plant.  Coal preparation plants employ rotary breakers to break the coal to a predetermined size and remove rock.  The coal is then washed using a variety of techniques and conveyed to coal or gas fired dryers for drying.

Production and Quality Control

All exposed coal seams are sampled and analyzed under the supervision of professional geologists and categorized by quality and coking potential.  This data is then used to determine stockpiling and blending strategies.  As a result, the Elk Valley Coal Partnership has an available inventory of coal sources of varying qualities, which can be combined, as required, to form blended products.  In addition to sampling at source, coal is sampled at all stages of coal preparation, at the rail loadout and at the port, to control quality.  By blending coals of different qualities, the Elk Valley Coal Partnership is able to create a consistent, high quality product.

Coal Transportation

Processed coal is conveyed to clean coal silos or other storage facilities for storage and loadout to rail cars.  The loadout facilities are set up to load and weigh unit trains (each train carrying up to 13,000 tonnes).  A spray system coats the coal in each rail car with a dust inhibitor to minimize the escape of coal dust during transportation.

Rail service to the five mines located in the Elk Valley is provided by the Canadian Pacific Railway ("CPR").  Service from the Fording River, Greenhills and Coal Mountain mines to west coast ports is provided pursuant to an agreement expiring March 31, 2007.  Separate agreements for rail service to the Elkview and Line Creek mines expired on March 31, 2004.

The Elk Valley Coal Partnership and CPR are in a dispute concerning the manner in which freight rates for coal shipped to west coast ports from the five mines is to be determined.  Legal proceedings in relation to the dispute have been initiated by CPR in the Alberta Court of Queen's Bench and by the Elk Valley Coal Corporation in a final offer arbitration under the Canadian Transportation Act ("CTA") in respect of the Elkview Mine.  On December 13, 2004, an arbitrator accepted CPR's final offer in the arbitration, which could determine the rate payable by the Elk Valley Coal Partnership for coal shipped from the Elkview Mine to the west coast ports.  The arbitrated rate is confidential and cannot be disclosed.  However, CPR has also challenged the Canadian Transportation Agency's jurisdiction under the CTA to refer the determination of freight rates for the Elkview Mine to the arbitrator.  If that challenge is successful, it would supersede the decision of the arbitrator.  If CPR's jurisdictional challenge is not successful, the arbitrated rate for the Elkview Mine may  apply to some or all of the other four mines, depending on the outcome of the Alberta Court of Queen's Bench action.

Regardless of the outcome of the proceedings, rail rates for westbound coal will increase and such increase is likely to be material. An unfavourable outcome of one or both of the legal proceedings will also result in a material increase in rail rates charged to the Elk Valley Coal Partnership for westbound coal.

 In January 2005, the Elk Valley Coal Partnership and CPR agreed to engage in a confidential mediation/negotiation process to attempt to resolve the dispute and that process is ongoing.  CPR has stated that the dispute is not expected to adversely affect the shipment of coal from the Elk Valley mines.

Rail service provided by CPR to eastern destinations from the Elk Valley Mines is not the subject of either legal proceeding.  Rail service in respect of the Cardinal River mine is provided by Canadian National Railway.

Westshore Terminals Ltd. provides ship-loading services at Roberts Bank for approximately 75% of the Elk Valley Coal Partnership's metallurgical coal pursuant to long-term contracts.  Neptune Terminals, in which the Elk Valley Coal Partnership has a 46.4% ownership interest, provides ship-loading services for approximately 12% of the Elk Valley Coal Partnership's metallurgical coal.  The remaining 13% of the Elk Valley Coal Partnership's metallurgical coal products are shipped from the sites to eastern North American customers either directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario.  A small amount of product is shipped by truck to customers in western Canada.

Changes to Coal Sales Contracts

Beginning with the 2004 coal year, approximately 95% of the Elk Valley Coal Partnership's sales contracts are in the form of multi-year evergreen supply agreements with customers.  Evergreen contracts allow for coal prices to be set annually, but provide greater certainty of sales volumes, as customers are obligated to continue to purchase coal for a number of years after notice of termination is given by either party.  See Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 in the Trust's 2004 Annual Report.

The Elk Valley Coal Partnership - The Last Three Years

Price increases for seaborne hard coking coal were achieved in most of Old Fording's markets for the 2002 coal year.  However, excess supply resulted in average pricing for the 2003 coal year decreasing by approximately 3% from 2002.  Demand for hard coking coal strengthened in the last half of 2003 resulting in the Elk Valley Coal Partnership sales volumes for the fiscal year ended December 31, 2003 that were 24% higher than sales volumes for the same mines for the fiscal year ended December 31, 2002.  Demand for seaborne hard coking coal was strong in 2004.  Average realized price per tonne, including the impact of foreign currency hedges, increased in 2004 by approximately 14% to $73.10 per tonne over 2003, while sales volumes remained unchanged from 2003 at 15.3 million tonnes.

In view of the strength of the seaborne hard coking markets, the Elk Valley Coal Partnership announced that it was proceeding with the development of the Cheviot Creek pit using the infrastructure of the Cardinal River mine.  In 2004, the Partners approved $120 million of capital spending to develop the pit, build a haul road, upgrade the plant and acquire mining equipment with the goal to increase production to 2.8 million tonnes per year.  It is anticipated that the full annual production rate will be achieved in the third quarter of 2005.  In addition, the Partners approved $30 million in capital expenditures to increase the Fording River mine's capacity by about one million tonnes to 10.5 million tonnes annually, with full capacity expected to be achieved near the end of the second quarter of 2005.

Fording Inc.'s capital expenditures, including its proportionate share of Partnership Sustaining Capital Expenditures, were $73 million during 2004, of which $44 million was for the development of the Cheviot Creek pit.  This is a substantial increase from capital expenditures of $12 million for ten months in 2003.

Coal Sales by Geographical Area

The chart below sets forth coal sales information by geographical area for the last three years:

Coal Sales by Area (millions of tonnes)
	2004(3)		2003(2)		2002(1)
	% of sales	Tonnes	% of sales	Tonnes	% of sales	Tonnes
Europe	32%	7,993	31%	6,923	34%	4,151
Japan	23%	5,801	26%	5,826	28%	3,443
Korea	13%	3,237	13%	2,984	20%	2,453
China	5%	1,287	3%	602	-	-
Taiwan	4%	955	4%	1,050	4%	537
South America	8%	1,899	9%	1,985	5%	679
North America	15%	3,832	14%	3,214	9%	1,067
Total	100%	25,004	100%	22,584	100%	12,330

Notes:

(1)

2002 sales are by Old Fording.

(2)

2003 sales include sales by Old Fording prior to February 28, 2003 and sales by the Elk Valley Coal Partnership thereafter.

(3)

2004 sales are by the Elk Valley Coal Partnership (of which the Trust's share is 65% to March 31, 2004 and 62% thereafter).

The Elk Valley Coal Partnership - Mines and Neptune Terminals

The following table sets forth the area, current production capacity, actual production and known reserve life of the Elk Valley Coal Partnership's mines.

	Hectares		Current Production Capacity(2)		Production(2)			Known Reserve Life(3) (years)	Date of Initial Operation
	Total	Mined or to be Mined(1)	Mine	Plant	2004	2003	% Change
Fording River	20,304	3,955	10.0	9.5	9.6	8.9	8%	25	1969
Elkview	27,054	3,526	6.0	7.0	5.9	5.4	9%	35	1969
Greenhills	10,964	2,155	4.5	5.5	4.9	4.1	20%	20	1981
Coal Mountain	3,044	759	2.7	3.5	2.5	2.0	25%	10	1975
Line Creek	9,025	1,236	2.5	3.2	2.5	1.7	47%	7	1981
Cardinal River	12,489	2,343	2.5	3.0	0.4	1.0	(60)%	20	1969
Total	82,877	13,974	28.2	31.7	25.8	23.1	12%	-	-

Notes:

(1)

Represents total hectares of coal lands where mining has or is scheduled to occur.

(2)

Million tonnes of saleable coal.

(3)

Years that reserves are projected to support mining at 2004 production rates, except for Elkview which is based on expected capacity of 7.0 million tonnes.

Mining Costs

Mining and processing input costs such as fuel, steel, tires, labour and maintenance parts and supplies can have a significant impact on the cost of producing metallurgical coal.  In 2004, the Elk Valley Coal Partnership experienced higher costs for operating supplies such as diesel fuel and steel.  In addition, the recent growth in global mining activities has created a demand for equipment and supplies that outpaces supply.  As a result, future operations could be impacted if the Partnership experiences difficulty obtaining equipment and supplies on a timely basis.  Lastly, growth in the mining industry has created demand and competition for certain skilled services.

Fording River

The Fording River mine is located 29 kilometres northeast of Elkford, British Columbia.  It was constructed in 1969 as a three million tonne per year operation and has been operated continuously since that time.  The Fording River mine was contributed to the Elk Valley Coal Partnership by Fording Inc. pursuant to the Arrangement.  Coal produced at the Fording River mine is primarily metallurgical coal, although a very small amount of thermal coal is also produced.  The majority of current production is derived from the Eagle Mountain pit.

The Fording River mine's quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard as verified by the Quality Management Institute.

Elkview

The Elkview mine is located just outside Sparwood, British Columbia.  It was constructed in 1969 by Kaiser Resources Ltd. and has been operating on a nearly continuous basis for over 30 years.  It was operated by Kaiser Resources Ltd. until 1980 when it was sold to BC Coal Limited, a predecessor of Westar Mining Limited ("Westar").  The Elkview mine was purchased by Teck Cominco from the trustee in the bankruptcy of Westar in 1992 and has operated continuously since 1993.  The mine was contributed to the Elk Valley Coal Partnership by Teck Cominco pursuant to the Arrangement.  On December 20, 2004, the Trust announced jointly with Teck Cominco, NSC and POSCO a proposed expansion of the Elkview Mine. See "Three-Year History - Elkview Mine Equity Interest".

Coal produced at the Elkview mine is primarily metallurgical coal.  Lesser quantities of lower grade hard coking coal are also produced and make up roughly 15% of the total production.  The majority of current production is derived from seams in the area of Baldy and Natal Ridge pit.

The Elkview mine's quality management system is in compliance with the ISO 9001 quality standard as verified by the Quality Management Institute.

Greenhills

The Greenhills mine is located eight kilometres northeast of Elkford, British Columbia.  It was constructed in the early 1980's by BC Coal Limited, a predecessor of Westar.  Old FCL purchased Westar's 80% interest in the Greenhills mine from the trustee in bankruptcy of Westar in December 1992.

Since 1993, the Greenhills mine has operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among Old FCL, POSCO Canada Ltd. (POSCAN) and POSCAN's parent, POSCO.  Pursuant to the agreement, Old FCL had an 80% interest in the joint venture while POSCAN had a 20% interest.  As part of the Arrangement, the 80% interest held by Old FCL was assigned to the Elk Valley Coal Partnership.  The mine equipment and coal preparation plant are owned by the Elk Valley Coal Partnership and POSCAN in proportion to their respective joint venture interests.  The Elk Valley Coal Partnership and POSCAN bear all costs and expenses incurred in operating the Greenhills mine in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at the Greenhills mine from certain defined lands until termination of the Greenhills Joint Venture Agreement on the earlier of the date the reserves on the defined lands have been depleted or March 31, 2012.

Coal mined at the Greenhills mine is primarily metallurgical coal, although a small amount of thermal coal is also produced.  Production is derived from the Cougar reserve which is divided into two distinct pits, Cougar North and Cougar South.  Cougar North currently produces the majority of the coal for the mine.

The Greenhills mine's quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard as verified by the Quality Management Institute.

Coal Mountain

The Coal Mountain mine is located 30 kilometres southeast of Sparwood, British Columbia.  Old FCL purchased the mine in 1994 from Corbin Creek Resources Ltd. and it has been operated continuously since that time.  Corbin Creek Resources Ltd. acquired the mine in the early 1990's from Esso Resources Canada Ltd.  The Coal Mountain mine was contributed to the Elk Valley Coal Partnership by Fording Inc. pursuant to the Arrangement.  The Coal Mountain mine produces both metallurgical and thermal coal.

The Coal Mountain mine's quality management system is in compliance with the ISO 9001 quality standard as verified by the Quality Management Institute.

Line Creek

The Line Creek mine is located 22 kilometres north of Sparwood, British Columbia.  The mine has operated continuously since its start up by Crowsnest Resources Limited in 1981.  It was acquired by the Luscar/CONSOL Joint Ventures in 1998 and contributed to the Elk Valley Coal Partnership by Fording Inc. pursuant to the Arrangement.

The Line Creek mine produces both metallurgical and thermal coal.  After taking over the management of the Line Creek mine in 2003, the Elk Valley Coal Partnership implemented changes to the mining plan to reduce production costs.  These changes resulted in a reduction in the annual production from the mine to approximately two million tonnes and, as a consequence, the workforce was reduced by approximately 40% to 290 employees.  In response to improvements in the metallurgical coal markets in 2004, the mine plan was altered and production was increased to 2.5 million tonnes annually.

Cardinal River

The Cardinal River mine is located 42 kilometres south of Hinton, Alberta and is comprised of the Luscar mine and the Cheviot Creek pit.  The Luscar mine commenced operations in 1970.  It has been owned continuously since its start up by the Luscar/CONSOL Joint Ventures and their predecessors.  The Luscar mine and Cheviot Creek pit were contributed to the Elk Valley Coal Partnership by Fording Inc. pursuant to the Arrangement.

In March 2004, the Partners approved the development of the Cheviot Creek pit in response to the demand for high quality coking coal.  In total, $120 million in capital spending was approved to build a haul road, develop the pit, refurbish the plant and acquire mining equipment in order to produce 2.8 million tonnes on an annual basis.  All licenses and approvals have been received, although legal proceedings are underway, challenging the issue of certain environment authorizations.  See "Legal Proceedings - Cardinal River Operations".  Initial coal production began in the fourth quarter of 2004.  It is anticipated that the full annual production rate will be achieved in the third quarter of 2005.

Pursuant to the Arrangement, employee severance costs and reclamation obligations for mining activities at the Cardinal River mine prior to March 1, 2003, are the responsibility of the Luscar/CONSOL Joint Ventures.  In June of 2004, Fording Inc. and the Elk Valley Coal Partnership entered into an agreement with the Luscar/CONSOL Joint Ventures to assume these obligations in exchange for a cash payment.

Production of Mines Under Prior Ownership

Prior to being contributed to the Elk Valley Coal Partnership pursuant to the Arrangement, the Elkview mine was operated by Teck Cominco and the Line Creek and Cardinal River mines were operated by Luscar.

Production at the Elkview mine was 5.5, 5.5 and 4.0 millions of tonnes of coal for the years 2002, 2001 and 2000 respectively.  Production at the Line Creek mine was 3.0, 2.8 and 2.6 millions of tonnes of coal for the years 2002, 2001 and 2000 respectively.  Production at the Cardinal River mine was 2.1, 3.0, and 2.7 millions of tonnes of coal for the years 2002, 2001 and 2000 respectively.

The Elk Valley Coal Partnership - Neptune Terminals

The Elk Valley Coal Partnership holds a 46.4% interest in Neptune, the corporation that owns Neptune Terminals.  Neptune Terminals is a multi-product bulk handling port facility located at North Vancouver, British Columbia, which is owned by its users.  Neptune Terminals has a long-term lease with the Vancouver Port Authority which expires on December 31, 2026.  Shippers can access the Neptune Terminals facilities from the Canadian National rail system and, through interconnection, with the CPR system.  By agreement among the shareholders of Neptune, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product.

Neptune's shareholder agreement requires that its shareholders guarantee their respective interest in, the outstanding bank indebtedness of Neptune.  At December 31, 2004, the Elk Valley Coal Partnership's proportionate interest in this guarantee was approximately $10 million.  In addition, the Elk Valley Coal Partnership's share of Neptune's asset retirement obligations is $7 million.

NYCO

Overview

NYCO consists of NYCO Minerals, Inc. ("NYCO Minerals") with operations at Willsboro, New York, Minera NYCO S.A. de C.V. ("Minera") with operations near Hermosillo in the northwestern state of Sonora, Mexico and American Tripoli, Inc. ("American Tripoli") with operations near Seneca, Missouri.

NYCO - The Last Three Years

The principal factor that has affected NYCO over the last three years is the oversupply of its principal product, wollastonite.  NYCO Minerals and Minera compete primarily with producers in India, China and Europe, as well as with producers of substitute industrial minerals.  Since 1996, aggressive competition from other producers, particularly in China, has resulted in significant weakening of commodity prices, especially in low-value products.

This trend continued into 2002 and sales of industrial minerals declined as NYCO Minerals and Minera exited lower-priced markets.  As a result, lower sales volumes were partially offset by higher average sales prices.  Sales of low-value wollastonite products continued to face intense competition in 2003, but sales of high-value wollastonite products for the automotive and industrial coatings industries increased as manufacturers continued to convert traditional metal components to plastic.

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

Throughout this period, NYCO has worked to stabilize its position in key markets and improve marketing, sales and distribution networks by focusing on new and higher-value products.  Research and development focused on those products and applications for which the unique characteristics of wollastonite would add significant value as a replacement for competitive materials like glass fibre, talc and mica.  The marketing initiatives also included the development and roll out of a new strategy to more effectively brand, position and raise awareness of NYCO Mineral's and Minera's extensive range of wollastonite products.

Annual sales of wollastonite totalled 82,000 tonnes in 2004, an 11% increase from the previous year, while sales of tripoli increased by 5% to 11,300 tonnes.  NYCO has seen a strengthening in results due to higher energy costs that drove up prices for competing products, a lower U.S. dollar that generated pricing advantages against the Euro and the impact of higher bulk shipping costs on wollastonite competitors from China and India.

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

NYCO - Mines and Processing Facilities

NYCO Minerals

NYCO Minerals and its predecessors have owned the Willsboro operation since purchasing it from Interpace Corporation in 1979.  NYCO Mineral's processing plant is located in Willsboro, New York and the mine is located 22 kilometres west of the plant.  The processing facilities include dry processing equipment, a surface treatment plant, warehouse space and truck and rail loadout facilities.  The mining operation consists of the active Lewis Pit and the permitted Oak Hill deposit located about 1.6 kilometres from the Lewis Pit.  The minesites are comprised of 289 hectares of wollastonite lands that are held through direct ownership or controlled through mineral leases.  Approximately 43 hectares of these lands are currently being mined or are scheduled for mining.

NYCO Mineral's primary product is wollastonite.  It is extracted using shallow open-pit mining techniques and trucked to the Willsboro processing plant.  In 2004, NYCO Minerals produced 52,000 tonnes of wollastonite (43,900 tonnes in 2003 and 49,500 tonnes in 2002).  The current annual production capacity of the processing plant is 120,000 tonnes of wollastonite and the current annual production capacity of the mine is 300,000 tonnes of wollastonite ore.  The current mine plan contemplates the production of wollastonite from this property for in excess of 30 years at 2004 production rates.  NYCO Mineral's products are marketed through a network of distributors, agents and direct sales personnel.

NYCO Mineral's quality management system is in compliance with the ISO 9001:2000 quality standard as verified by Intertek Systems Certification.

Minera

Minera was developed by a subsidiary of Old Fording and commenced operations in 1998.  Minera's processing facilities, truck loadout and mine are located approximately 50 kilometres northwest of Hermosillo, Sonora, Mexico.  The processing facilities include wet and dry processing plants, a surface treatment plant, warehouse space and truck loadout facilities.  In addition, a warehouse and a rail loadout facility are located in Hermosillo.  The minesite is comprised of 1,855 hectares of surface lands and mining concessions of which approximately 100 hectares are currently being mined or are scheduled for mining.

Minera's primary product is wollastonite.  Wollastonite ore is extracted using open-pit mining techniques for processing at the on-site processing facilities.  In 2004, the Minera operation produced 28,100 tonnes of wollastonite (31,200 tonnes in 2003 and 29,200 tonnes in 2002).  The current annual production capacity of the processing facilities is 150,000 tonnes of wollastonite and the current annual production capacity of the mine is 240,000 tonnes.  Reserves at Minera are sufficient to support annual production of 240,000 tonnes for in excess of 50 years.  Minera's products are marketed through a network of distributors, agents and direct sales personnel.  Minera contracts with an affiliate, Nycomex S.A. de C.V., for the supply of labour.

Minera's quality management system is in compliance with the ISO 9001:2000 quality standard and the ISO 14001:1996 environmental standard as verified by the Quality Management Institute.

American Tripoli

American Tripoli is a wholly owned subsidiary of NYCO Minerals.  It was acquired by NYCO Minerals from Interpace Corporation in 1979.  American Tripoli's primary product is tripoli.  It is extracted using open-pit mining techniques and trucked to American Tripoli's processing located in Seneca, Missouri.  The processing facilities include a processing plant and drying shed.  The minesite is located approximately 12 kilometres northwest of Seneca in Ottawa County, Oklahoma.  The minesite is comprised of 1,168 hectares of fee simple lands of which approximately 14 hectares are currently being mined or are scheduled for mining.

In 2004, American Tripoli produced approximately 11,200 tonnes of tripoli (10,700 tonnes in 2003 and 12,700 tonnes in 2002).  The current annual production capacity of the mine and processing facility is 22,500 tonnes and 31,500 tonnes, respectively.  The current mine plan for American Tripoli contemplates the production of tripoli from this property for at least the next 30 years at 2004 production rates.  American Tripoli directly markets a variety of abrasive products to the construction and manufacturing industries for use in buffing and polishing applications.

RESERVES AND RESOURCES

Reserves and resources of the Elk Valley Coal Partnership and NYCO as at December 31, 2004, have been estimated internally by the Elk Valley Coal Partnership's engineers and geologists in accordance with the National Instrument, under the supervision of C.J. McKenny, a professional geologist and the Elk Valley Coal Partnership's Manager, Energy Resource Planning.  Mr. McKenny is a "qualified person" for the purposes of the National Instrument.  Estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.

The Trust is subject to the provisions of the National Instrument with respect to the manner in which it reports reserves and resources and it is also subject to United States securities laws.  Accordingly, in this section, reserves and resources have been presented in tabular form in accordance with the National Instrument and a paragraph has been included after each reserve table reporting such information in accordance with SEC Guide 7.

Terminology

With respect to coal, Part One of Appendix "C" to this document contains the definitions ascribed by the Geological Survey of Canada Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System for Canada" (the "GSC Standards") to the terms "Reserve", "Resource", "Proven", "Probable", "Measured", "Indicated" and "Inferred", which are applicable to reporting coal deposits in accordance with the National Instrument.

With respect to minerals other than coal, Part Two of Appendix "C" to this document contains the definitions ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum Standards in "The CIM Definition Standards on Mineral Resources and Mineral Reserves", adopted August 20, 2000 (the "CIM Standards"), to the terms "Reserve", "Resource", "Proven", "Probable", "Measured", "Indicated" and "Inferred", which are applicable to reporting mineral deposits (other than coal) in accordance with the National Instrument.

Part Three of Appendix "C" to this document contains the definitions ascribed by SEC Guide 7 to the terms "Reserve", "Proven Reserves" and "Probable Reserves", which are applicable to the reporting by the Trust of mineral reserves, including coal, when being reported on in accordance with SEC Guide 7.  Unlike the National Instrument, SEC Guide 7 does not recognize the reporting of mineral deposits which do not meet the definition of "Reserve" contained in such guide.

Assumptions

Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared.  Coal Reserves are coal quantities that are anticipated to be mineable, based on feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediments to mining.  The price of metallurgical coal assumed in connection with the determination of coal Reserves is approximately $53 per tonne FOB (free on board) at Westshore Terminals Limited Roberts Bank export terminal.

Coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in coal preparation plant operations).  Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.

Geological Setting and Mineralization

Elk Valley Area

Some of the oldest rock strata present are the Rundle Group limestones located on the west bank of the Fording River.  They are in faulted contact with the Kootenay Group to the west and in uncomfortable contact with the Rocky Mountain Formation quartzites to the north.  The Fernie Formation shales occur throughout the area, generally along the sides of the valleys on the lower flanks of the mountains.  The Morissey Formation is known locally as the "basal sandstone" of the Kootenay Group.  It is the prominent cliff-forming marker horizon in many locations.  On the top of the Fording River property, the top of Moose Mountain member, the Morissey Formation, is in sharp contrast to the lowermost bed of the Mist Mountain Formation.

The coal fields in the Elk Valley region of British Columbia have supported coal mining for decades.  Coal is contained within the sedimentary Mist Mountain Formation of the lower cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain building movements of the late cretaceous to early tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high angle normal faults.  This has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Over 13 coal seams are considered to be economic, consisting of medium to high volatile bituminous coal that is primarily of metallurgical quality, with minor amounts of thermal quality coal along the seam outcrops.  The coal seams are characterized by high alginate content and are referred to as "needle" coal.  They vary in thicknesses up to 12 metres and are generally overlain comfortably by strata of the Elk Formation.  This formation is commonly a succession of sandstones, shales, siltstones, mudstones, chert pebble conglomerates and the coal seams.

Cardinal River

The Cheviot Creek pit is close to the western margin of the original sedimentary basin responsible for coal deposition.  This strata has been subjected to deformation from tectonic forces, creating either complex faulted or folded anticlinal and synclinal structures or repeated sequences from low angle thrust faults.  The coal bearing Luscar Group is of lower cretaceous age and is marked at the base by the Cadomin Conglomerate, a resistant unit easily identified in outcrops.  Overlying the Cadomin Conglomerate is the Gladstone Formation, dominated by shales and siltstones.  It is the equivalent to the coal bearing Gething Formation found in northeastern British Columbia.  Above the Gladstone Formation is the Moosebar Formation, composed of marine shales, siltstones, carbonates and shaley coal horizons.  The overlying Gates Formation is divided into three members; the Torrens (sandstones and torrens coal marker), Grande Cache (siltstone, shales, coal) and Mountain Park (sandstone).  Above the Gates Formation are the recessive marine shales of the Blackstone Formation.  The Luscar Group of sediments in the Cheviot mine is exposed within a broad synclinal basin in which dominant low angle thrust faulting effectively repeats geologic successions throughout the property.

NYCO

It is generally accepted there are two methods for the formation of commercial deposits of wollastonite.  Both involve heat and pressure that alter limestones.  In silica bearing limestones, silca and calcite react to form wollastonite.  Wollastonite can also form by the passage of highly siliceous hydrothermal solutions through limestone beds or zones.  Heated groundwater dissolves large amounts of silicate.  Hot silicate laden water migrates into surrounding limestone beds where the silica precipitates and carbon dioxide is carried out of the deposit.  Wollastonite precipitates and slowly forms characteristic wollastonite crystal structures in what was formerly limestone.

The Elk Valley Coal Partnership - Reserves and Resources

All coal Reserves and Resources in the following tables are mineable using conventional open-pit mining methods.

Proven and Probable Coal Reserves

The following table sets forth the Elk Valley Coal Partnership's Proven and Probable coal Reserves at December 31, 2004.  All of the reserves are bituminous coal.

COAL RESERVES As At December 31, 2004 (millions of tonnes)(1,3)
Rank	Proven	Probable	Total	Ownership (%)(2)	Calorific Value kJ/kg	Sulphur % (by wt.)
Metallurgical Coal
Fording River	145	112	257	L 100	32,600	0.62%
Greenhills	91	7	98	FS 100	32,600	0.62%
Coal Mountain	27	1	28	L 100	29,900	0.35%
Elkview	184	65	249	FS 100	32,200	0.38%
Line Creek	17	-	17	L 100	32,200	0.46%
Cardinal River	36	25	61	FS/L 5/95	32,700	0.38%
Total Metallurgical	500	210	710
Thermal Coal
Line Creek	3	-	3	L 100	26,500	0.35%
Total Thermal	3		3

Notes:

(1)

Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of POSCAN's interest.  For a description of POSCAN's interest, see "Description of the Business - the Elk Valley Coal Partnership - Greenhills".  Reserve numbers are rounded and exclusive of resources.

(2)

Ownership of the coal Reserves is described as "FS" for fee simple or "L" for leasehold.  If the Reserves are not entirely fee simple or not entirely leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holdings is presented as FS%/L%.

(3)

See definitions in Appendix "C".

Had these Proven and Probable coal Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument as presented in the above table.  In 2004, the Partnership had all necessary material and non-routine permits and licenses required to mine the Reserves attributed to the above noted mines.  For information as to how the Elk Valley Coal Partnership holds its interest in the lands in which Reserves are situated, see "The Elk Valley Coal Partnership - Reserves and Resources - Real Property".

The Trust has sufficient surface rights for mining operations, as well as the availability of power, water, mining personnel, potential tailings storage areas and potential waste disposal areas.

Measured and Indicated Coal Resources

The following table sets forth the Elk Valley Coal Partnership's coal Resources, all of which are bituminous, as at December 31, 2004:

COAL RESOURCES As At December 31, 2004 (millions of tonnes)(1,4)
Rank	Measured(4)	Indicated(4)	Total(4)	Ownership(2)	Calorific Value kJ/kg(4)	Sulphur % (by wt.)(4)
Metallurgical Coal
Fording River	460	194	654	L	30,200	0.62%
Greenhills	5	325	330	FS	30,200	0.62%
Coal Mountain	66	41	107	L	28,600	0.35%
Elkview	1,318	308	1,626	FS	30,200	0.38%
Line Creek	59	153	212	L	30,200	0.46%
Cardinal River	2	9	11	FS/L 5/95	30,200	0.38%
Other(3)	213	274	487	L	30,200	0.60%
Total Metallurgical	2,123	1,304	3,427
Thermal Coal
Line Creek	5	24	29	L	25,000	0.35%
Total Thermal	5	24	29

Notes:

(1)

Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Resources are reported exclusive of interests of third parties except at Greenhills where Resources are reported inclusive of POSCAN's interest.  For a description of POSCAN's interest, see "Description of the Business - the Elk Valley Coal Partnership - Greenhills".  Resource numbers are rounded and exclusive of resources. Reserves are not included in Resources.  Resources do not have demonstrated economic viability.

(2)

Ownership of the coal Resources is described as "FS" for fee simple holdings or "L" for leasehold holdings.  If the Resources are not entirely fee simple or not entirely leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holdings is presented as FS%/L%.

(3)

"Other" includes non-operating coal properties, such as Elco, Mt. Duke, Gregg River, Muskiki and Quintette.

(4)

See definitions in Appendix "C".

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

Inferred Coal Resources

The following table sets forth the Elk Valley Coal Partnership's Inferred Resources for coal as at December 31, 2004, all of which are bituminous:

INFERRED COAL RESOURCES As At December 31, 2004 (millions of tonnes)(1,3)
Rank	Inferred Resources
Metallurgical Coal
Fording River	2,721
Greenhills	650
Coal Mountain	24
Elkview	181
Line Creek	110
Cardinal River	4
Other(2)	473
Total Metallurgical	4,163
Thermal Coal
Line Creek	10
Total Thermal	10

Notes:

(1)

Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.  Resources are reported exclusive of interests of third parties except at Greenhills where Resources are reported inclusive of POSCAN's interest.  For a description of POSCAN's interest, see "Description of the Business - the Elk Valley Coal Partnership - Greenhills".  Resource numbers are rounded. Reserves are not included in Resources.  Resources do not have demonstrated economic viability.

(2)

"Other" includes non-operating coal properties, such as Elco, Mt Duke, Muskiki , Gregg River and Quintette.

(3)

See definitions in Appendix "C".

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

Changes in Reserves and Resources

The following tables set forth the changes in the Elk Valley Coal Partnership's coal Reserves and Resources during 2004.  The changes are categorized as "production", "additions" or "deletions" to Reserves and Resources as at December 31, 2004:

Notes:

(1)

Coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations).  Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of POSCAN's interest.  For a description of POSCAN's interest, see "Description of the Business - the Elk Valley Coal Partnership - Greenhills".  Reserve numbers are rounded and exclusive of resources.

(2)

Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors.  Resources are reported exclusive of interests of third parties except at Greenhills where Resources are reported inclusive of POSCAN's interest.  For a description of POSCAN's interest, see "Description of the Business - the Elk Valley Coal Partnership - Greenhills".  Resource numbers are rounded. Reserves are not included in Resources.  Resources do not have demonstrated economic viability.

(3)

Significant Changes to Reserves include:

Proven: net gain of 7.4 million tonnes metallurgical and 2.1 million tonnes thermal at Line Creek mine due to addition of two new pits (two seam pit at Burnt Ridge South).  Addition of 1.9 million tonnes metallurgical coal at Fording River mine; negative adjustment of 4.0 million tonnes metallurgical coal to Elkview mine (geological revisions) .

Significant Changes to Resources include:

Measured: transfer of 2.9 million tonnes in situ to proven reserves at Fording River mine;

Indicated: Cardinal River mine - positive adjustment of 2.8 million tonnes due to reconciliation;

Inferred: Cardinal River mine - positive adjustment of 3.9 million tonnes due to reconciliation.

(4)

Tonnage below 500,000 tonnes is shown as (0) million tonnes.

(5)

See definitions in Appendix "C".

Exploration and Development Activities

In 2004, the Elk Valley Coal Partnership spent approximately $1.7 million on the exploration of areas outside of its active mining areas.  These activities were directed at refining mine plans to best exploit reserves scheduled for future development.  In addition, a substantial amount of routine drilling was undertaken in active mining areas as part of normal operations and was expensed as such.  No material exploration was conducted on any of the Elk Valley Coal Partnership's undeveloped properties in 2004.

Drilling activity in 2004 totalled 34,432 metres for exploration, development and production planning purposes.  All drilling, logging and sampling activities were conducted under a combination of ISO quality standards, the material testing standards established by the American Society for Testing Materials and the Elk Valley Coal Partnership's internal standards.

Of the total metres drilled, 20,453 metres represented drilling conducted at all minesites within current pit boundaries for short to medium range planning purposes.  The remaining 13,979 metres were drilled as part of programs conducted by the Coal Mountain and Line Creek mines on coal lands adjacent to those operations that were contributed to the Elk Valley Coal Partnership by Teck Cominco and Old Fording.  The drilling provided additional information about the quantity and quality of coal Resources that may be available to extend the life of the Coal Mountain and Line Creek mines.  Further drilling programs are planned for 2005.

Real Property

The following chart lists significant coal rights held by the Elk Valley Coal Partnership as at December 31, 2004:

Mineral Holdings (thousand hectares)	Fee Simple	Crown Lease and License	Total
Coal British Columbia Alberta	39 1	67 49(2)	106 50
All Mines and Minerals except Petroleum & Natural Gas British Columbia	10	-	10
Total(1)	50	116	166

Notes:

(1)

Numbers have been rounded.

(2)

The reduction in Alberta mineral holdings from 65.8 thousand hectares in 2003 to 49 thousand hectares in 2004, is to correct an error that resulted in the inclusion of certain mineral holdings were to be transferred to Luscar pursuant to the Arrangement as coal rights held by the Elk Valley Coal Partnership as of December 31, 2003.

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare.  The Elk Valley Coal Partnership currently pays license fees ranging from $7 to $30 per hectare.  Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare.  In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years.  Annual lease rentals are approximately $4 per hectare.  In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of the Elk Valley Coal Partnership's six coal mines operate in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a 2-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  For a discussion of mineral taxes see Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 in the Trust's 2004 Annual Report.

NYCO - Reserves and Resources

Proven and Probable Industrial Mineral Reserves

The following table sets forth Fording Inc.'s Proven and Probable Reserves of wollastonite and tripoli as at December 31, 2004:

INDUSTRIAL MINERAL RESERVES As At December 31, 2004 (millions of tonnes)(1,3)
Minerals	Proven(4)	Probable(4)	Total(4)	Grade(2)
Wollastonite
NYCO Minerals	5	1	6	54.5%
Minera	20	85	105	54.8%
Total Wollastonite	25	86	111	-

Total Tripoli	2	-	2	94-98%

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

(3)

Numbers have been rounded.

(4)

See definitions in Appendix "C".

Had the above industrial mineral reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument.  In 2004, Fording Inc. and its subsidiaries had all necessary permits which are required to mine the tonnes attributed to Reserves.

Measured and Indicated Industrial Mineral Resources

The following table sets forth Fording Inc.'s industrial mineral Resources (consisting of "Measured Resources" and "Indicated Resources") of wollastonite and tripoli as at December 31, 2004:

INDUSTRIAL MINERAL RESOURCES As At December 31, 2004 (millions of tonnes)(1)(3)
Minerals	Measured	Indicated	Total	Grade(2)
Wollastonite
NYCO Minerals	1	2	3	54.5%
Minera	-	-	-	-
Total Wollastonite	1	2	3	-

Total Tripoli	-	-	-	-

Notes:

(1)

Wollastonite and tripoli Resources are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors.  Resources are rounded and reported exclusive of interests of third parties.  Reserves are not included in Resources.  Resources do not have demonstrated economic viability.

(2)

All grades are reported as a percentage (by weight) of material.  For wollastonite, it is percentage of CaSi03 (wollastonite).  For tripoli, it is percentage SiO2 (silicon dioxide).

(3)

See definitions in Appendix "C".

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

Changes in Reserves and Resources

The following tables set forth the changes in Fording Inc.'s industrial mineral Reserves and Resources during 2004.  The changes are categorized as "production", "additions" or "deletions" to Reserves and Resources as at December 31, 2004:

Changes in Reserves and Resources - Industrial Minerals (millions of tonnes(2,3))
Reserves				Resources
Mineral Type	Proven	Probable	Total	Measured	Indicated	Total
Wollastonite (1) (U.S.A.)
December 31, 2003	5	1	6	1	2	2
Additions Production (2) Deletions (2)	- (0) (0)	- - -	- (0) (0)	- - -	- - -	- - -
December 31, 2004	5	1	6	1	2	2
Wollastonite (1) (Mexico)
December 31, 2003	20	85	105	-	-	-
Additions Production (2) Deletions (2)	- (0) -	- - -	- (0) -	- - -	- - -	- - -
December 31, 2004	20	85	105	-	-	-
Tripoli (1)
December 31, 2003	2	-	2	-	-	-
Additions Production (2) Deletions(2)	- - -	- - -	- - -	- - -	- - -	- - -
December 31, 2004	2	-	2	-	-	-

Notes:

(1)

Wollastonite and tripoli Reserves are reported in millions of metric tonnes in the ground before mining without application of recovery factors.  Reserves are reported exclusive of interests of third parties.  Reserves are not included in Resources and the numbers are rounded.

(2)

Production/Deletions below 500,000 tonnes is shown as (0) million tonnes.

(3)

See definitions in Appendix "C".

Exploration and Development Activities

In 2004, NYCO did not conduct any exploration activities outside of its active industrial minerals mining areas.

Real Property

The following chart lists significant mineral rights held by NYCO as at December 31, 2004:

Mineral Holdings (thousand hectares)	Fee Simple	Crown Lease and License	Total
All Mines and Minerals New York Oklahoma Mexico	2 1 -	- - 9	2 1 9
Total	3	9	12

Properties in the U.S. are fee simple lands or freehold leases under which royalties are paid to third parties.  Mineral rights in Mexico are granted by the government through the issuance of exploration and exploitation permits.  Exploration permits have annual fees of approximately $2 per hectare and are issued for six years.  At the end of six years, they must be converted into exploitation permits or they revert to the government.  Exploitation permits are issued for 50 years.  Annual fees for exploitation permits escalate based upon the number of years for which that the exploitation permit has been granted and the amounts are adjusted annually by the Mexican government.  Fees for the Minera operation currently range from US$4.50 - $16 per hectare at current exchange rates.  Minera does not have any exploration permits and operations are conducted entirely in reliance on exploitation permits.

RISK FACTORS

The discussion of certain relevant risk factors is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 which forms part of the Trust's 2004 Annual Report.  An investment in the Units involves numerous risks and uncertainties and investors and potential investors are strongly encouraged to review the aforementioned risk factors as well as the Trust's other disclosure documents.

OTHER INFORMATION REGARDING THE TRUST

Environment, Health & Safety

Environmental Protection

In 2004, to the knowledge of the Trust, neither the Elk Valley Coal Partnership nor Fording Inc. incurred any material remediation expenses or any material fines relating to non-compliance with applicable environmental laws.  Further, to the knowledge of the Trust, neither the Elk Valley Coal Partnership nor Fording Inc., or any of their respective subsidiaries, is presently a party to any governmental or regulatory investigations or proceedings where it is alleged that it is in material violation of any environmental laws.  In the past, a small number of minor accidental discharges, releases, leaks and other environmental incidents have occurred in the course of operations.  Such occurrences have been reported to the relevant government agencies and remediated as required, but such occurrences have not had a material adverse effect upon the Trust.

To effectively oversee the environmental programs of the Elk Valley Coal Partnership, an internal senior management committee has been created, known as the Environmental, Health, Safety and Risk Management Committee ("EHSRMC").  The EHSRMC, which includes management of both Teck Cominco and the Elk Valley Coal Partnership, meets at least quarterly to review environmental reports and audits from the minesites and to implement new programs and procedures as required.

Reclamation Activities

The Elk Valley Coal Partnership has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs, known as asset retirement obligations.  In addition, Fording Inc. has asset retirement obligations in respect of NYCO and Neptune Terminals.

The Trust recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements.  These obligations are funded from working capital of Fording Inc. or the Elk Valley Coal Partnership, as the case may be, at the time the reclamation activities are undertaken.

The obligations include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations.  Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas and when those areas become available for reclamation.  Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan.

The following table presents the reconciliation of asset retirement obligations:

Millions of Canadian dollars	As at December 31
	2004	2003
Balance - beginning of year	$58	$55
Liabilities incurred	$12	$1
Liabilities settled	($1)	($1)
Accretion expense	$4	$3
Other	($5)	$0
Balance - end of year	$69	$58

The total undiscounted amount of the estimated asset retirement obligations is $135 million, which using a credit adjusted risk-free rate, results in a discounted obligation of $69 million at December 31, 2004.

Due to the uncertainties concerning environmental remediation, the ultimate cost of future reclamation activities could differ materially from the estimated amounts provided.  The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Elk Valley Coal Partnership's and Fording Inc.'s operations becomes available.  Future changes, if any, to the estimated total liability may be material and would be recognized on a prospective basis as a change in an accounting estimate, when applicable.  Environmental laws and regulations are continually evolving in all jurisdictions in which operations are conducted.  The Trust is not able to determine the impact, if any, of environmental laws and regulation that may be enacted in the future on its financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Various regulatory agencies require security to be posted for reclamation obligations based on the forecasted costs to reclaim mined sites.  These security requirements are satisfied by posting letters of credit issued by Canadian chartered banks.

Health & Safety

The Trust, Fording Inc. and the Elk Valley Coal Partnership are committed to working with all employees to maintain a safe and productive work environment.  All the Elk Valley Coal Partnership and Fording Inc. operations have comprehensive safety and loss control programs that incorporate the prevention of accidents, injuries and illnesses into normal work activities.  Effective use of personal protective equipment and employee training on safe work practices and procedures are also part of these programs.

To effectively oversee the health and safety programs of the Elk Valley Coal Partnership, the EHSRMC reviews health and safety reports from the minesites to determine and implement new policies and procedures as required.

Community Relations

The Trust, Fording Inc. and the Elk Valley Coal Partnership contribute to the long term future and success of the communities in which their employees work and live by participating in initiatives which enhance the quality of life and the delivery of services in those communities, encourage employee volunteerism and foster good relationships with stakeholders.  Examples of these initiatives are as follows:

Sponsorship of Olympic Skier Emily Brydon

The Trust is proud to be one of Emily Brydon's sponsors.  Emily Brydon is an Olympian from Fernie, British Columbia, one of the Partnership's communities, who recorded Canada's best woman's combined and slalom results at the 2003 World Championships.  Ranked 12th in the world in the downhill and a winner of a World Cup Bronze Metal, Emily is the 2004 Canadian downhill and a winner of a World Cup Bronze Metal, Super G and combined champion.

The Elk Valley Coal Partnership Discovery Centre

The Elk Valley Coal Partnership has donated $1 million to assist the Coal Discovery Society in the creation of an interpretive learning centre and heritage network that will illustrate and showcase coal mining and its importance to the Elk Valley region of British Columbia.  As well as preserving the history of the coal mining industry of the Elk Valley, the centre will interpret modern coal mining and deliver economic and community benefits to the Elk Valley.

Public Libraries

The Elk Valley Coal Partnership has contributed to the Hinton Public Library and the Fernie Public Library.  The contribution to the Hinton Public Library will help fund the Hinton Leisure and Learning Centre, which will be a library program room and video conferencing suite.

Hospital Foundations

The Elk Valley Coal Partnership donates funds to hospital foundations in the Crowsnest Pass and in the Elk Valley.  The employees of the Elk Valley Coal Partnership run a "Caring for Kids" campaign for the Alberta Children's Hospital and support the Mining Association of British Columbia's "Mining for Miracles" campaign for the British Columbia Children's Hospital.

Community Initiatives

The Elk Valley Coal Partnership supports a variety of community initiatives, which include: summer mine tours at the Fording River, Greenhills and Elkview mines that are run in conjunction with the local Chamber of Commerce; the community councils; schools and colleges; youth sports; mine education programs during Mining Week; mine rescue competitions; and other community events.

Human Resources

Employment Arrangements

The Trust and Fording Inc. do not employ any employees directly.  Agreements made at the time of the Arrangement require the Elk Valley Coal Partnership to make available members of its executive personnel to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording Inc.  The employment costs of these executives are paid by the Elk Valley Coal Partnership.  However, if any of the executives spend a significant amount of his or her time in a year on the business of the Trust and/or Fording Inc., the employment costs for that executive will be allocated between the Trust, Fording Inc. and the Elk Valley Coal Partnership based on the time spent on the business and affairs of the Trust and Fording Inc. during the year.  In addition, the agreements allow employees who provide services to NYCO (other than employees employed by NYCO Minerals, Minera, American Tripoli and other subsidiaries of Fording Inc.) to be employees of the Elk Valley Coal Partnership and be made available to Fording Inc. on a full time basis to provide services to NYCO on a cost recovery basis.

The compensation of employees of the Elk Valley Coal Partnership, including the executives that also serve as officers of the Trust and Fording Inc., is determined by the managing partner, and is reviewed by the Governance Committee of Fording Inc. as part of the annual budget approval process by the Partners of the Elk Valley Coal Partnership.

In connection with the Arrangement, the Elk Valley Coal Partnership also acquired from Teck Cominco all of the issued and outstanding shares of the Elkview Coal Corporation which employed the Elkview mine employees.  As of January 1, 2004, the Elkview Coal Corporation was amalgamated with the Elk Valley Coal Corporation.

All of the Elk Valley Coal Partnership's mines are unionized except for the Greenhills mine.  The expiry dates for the current collective agreements at the unionized mines are as follows:

Mine	Expiry Date of Collective Agreement	Productive Capacity As at December 31, 2004 (million tonnes)
Coal Mountain	December 31, 2004(1)	2.7
Line Creek	May 31, 2005	2.5
Elkview	October 31, 2005	6
Fording River	April 30, 2006	10
Cardinal River	June 30, 2007	1.4
Greenhills	Non-union	4.5

Notes:

(1)

Negotiations currently taking place.

As at December 31, 2004, Elk Valley Coal Partnership employed 2,744 persons, most of whom reside in Canada.  In addition, Fording Inc., through its subsidiaries, employed approximately 93 persons at operations in the United States and 64 persons at operations in Mexico.  The Willsboro and American Tripoli mines are unionized and the current collective agreements expire June 30, 2006 and June 30, 2008, respectively.  The Minera mine is not unionized.

Specialized Skills and Knowledge

The Elk Valley Coal Partnership requires extensive knowledge in the areas of mine development and mineral processing.  Mine development includes all functions necessary to economically develop the mine, extract the coal from the earth and deliver it to the coal preparation plant.  Mineral processing includes all functions that result in cleaning and preparing the coal for delivery after extracting it from the mine.

Elk Valley Coal Partnership's senior management personnel possess the necessary skills and experience to efficiently perform these functions.  Through their leadership, practical training is provided to employees to supplement their formal technical training to ensure qualified candidates exist to fill future management positions.  In order to attract individuals who possess the necessary technical training, the Elk Valley Coal Partnership actively participates in college and university work programs and recruitment initiatives.

Compensation Covenant

Certain agreements entered into at the time of the Arrangement state that Old Fording employees, while employed by Fording Inc. or the Elk Valley Coal Partnership, will be provided with compensation arrangements until the third anniversary of the Effective Date.  In the opinion of the Directors, who were directors of Old Fording at the time of the Arrangement, these compensation arrangements are no less favourable in the aggregate, than the compensation policies and arrangements that were in place prior to the Arrangement.

Change in Control Agreements

Old Fording entered into Change of Control Agreements with certain members of its senior management in connection with becoming a public company in 2001.  Seven of the Change of Control Agreements were assumed by the Elk Valley Coal Partnership under the Arrangement.  The Arrangement also constituted a change in control for the purposes the Change of Control Agreements.  If an executive who is a party to a Change of Control Agreement resigns or is terminated without cause prior to March 1, 2006, such executive will be entitled to the severance benefits provided for by the Change of Control Agreement.  The severance benefits generally provide for two years salary, benefits and bonuses except that the former President and Chief Executive Officer of Old Fording, was entitled to three years salary, benefits and bonuses.

As of December 31, 2004, four executives had exercised their Change of Control Agreements including the former President and Chief Executive Officer of Old Fording.  Of the three remaining Change of Control Agreements, no provision has been accrued for the contingent liability related to Change of Control Agreements outstanding on December 31, 2004.  The liability is charged to earnings in the period in which the resignation, retirement or termination occurs.  The Trust's share of the contingent liability associated with such agreements, which is dependent on the achievement of certain future financial results, ranges between $5 million to $7 million.

ANNUAL AND QUARTERLY FINANCIAL INFORMATION

Annual and quarterly financial information included in the Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 that forms part of the Trust's 2004 Annual Report, is incorporated by reference into this Annual Information Form.

CAPITAL STRUCTURE

Beneficial interests in the Trust are divided into a single class of Units.  The aggregate number of Units that the Trust may issue is unlimited.  There were 48,980,479 Units outstanding at December 31, 2004 and 48,987,438 Units outstanding at February 28, 2005.  The Units trade on both the TSX (FDG.UN) and the NYSE (FDG).

Description of Units

Each Unit represents an equal fractional undivided beneficial interest in any distributions from the Trust and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Units are of the same class with equal rights and privileges.  Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust and distributions on liquidation, is fully paid and entitles the holder thereof to one vote at each meeting of Unitholders for each Unit held.  Units are currently represented by certificates but the Trustees have authority to move to a book-based system if such a transition is feasible.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Fording Inc. or the Trust.  As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.  The Trust is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on, or intend to carry on, the business of a trust company.

Limited Likelihood of Unitholder Liability

Effective July 1, 2004, income trusts settled in Alberta, such as the Trust, have the protection of limited liability afforded by the Income Trust Act (Alberta) (the "ITLA"), in respect of any act, default, obligation or liability of the Trust arising after the effective date of the legislation. However, the ITLA does not preclude a claim for liability for any act, default, obligation, or liability arising before July 1, 2004.  Ontario has passed legislation similar to the ITLA and Quebec has legislation that provides similar protection to unitholders.

The Declaration of Trust provides for additional limits to the liability of the Unitholders.  The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs, and in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Trust's assets.  Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. The Declaration of Trust provides that the Trustees and the Trust will make reasonable efforts to include a provision in all contracts signed by or on behalf of the Trust to the effect that such obligation will not be binding upon the Trustees or Unitholders personally.

Notwithstanding that the Declaration of Trust seeks to limit the liability of a Unitholder to any person in connection with a holding of Units, the effectiveness of such provisions is uncertain. Further it is not yet clear to what extent Unitholders outside of Alberta, Ontario and Quebec benefit from the legislation that those provinces have enacted.  Accordingly, there remains a risk that a Unitholder could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by Fording Inc. or the Trust) in respect of contracts that the Trust enters into and for certain liabilities arising other than out of contract including claims in tort, claims for taxes, and possibly certain other statutory liabilities. Counsel to the Trust have advised that they view this risk as remote.

Limitations on Non-Resident Unitholders

Certain provisions of the Tax Act require that the Trust not be established or maintained primarily for the benefit of Non-Residents ("Non-Resident Beneficiaries").  Accordingly, in order to comply with such provisions, the Declaration of Trust contains restrictions on the ownership of Units by Unitholders who are Non-Resident Beneficiaries or for the benefit of Non-Resident Beneficiaries. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware, that non-resident ownership has reached a level such that it is prudent to implement remedial measures, or that such a situation is imminent, the Trustees may issue a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-Resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary).  If, notwithstanding the foregoing, the Trustees determine that more than 49% of the Units (on either a basic or fully diluted basis) are held by or for the benefit of Non-Resident Beneficiaries, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may on behalf of such Unitholders sell such Units, and, in the interim, the voting and distribution rights attached to such Units shall be suspended.  Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing their Units.

The Trustees together with management continue to monitor the level of Non-resident ownership of the Trust as well as the on-going debate regarding limitations on such ownership effectively prescribed by the Tax Act.  The Trustees are currently evaluating a number of options for dealing with Non-resident ownership and in addition, through management and the Trust's outside advisors, are participating in the on-going debate surrounding such restrictions.  Some of the options being considered by the Trustees could result in the delisting of the Units from the NYSE or otherwise restrict their liquidity. The market price of the Units could decline in the event that the Trustees elect to undertake one or more such measures. One of the elements of the reorganization discussed under the heading "Three Year History - Proposed Reorganization" would, if approved, provide an interim structural solution for dealing with Non-Resident Ownership.

Redemption Right

Units are redeemable at any time on demand by the holders thereof in accordance with the terms described below. Upon receipt of the redemption request by the Trust, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of:

(a)

90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the Units are surrendered to the Trust for redemption (the "Redemption Date"); and

(b)

the "closing market price" on the principal market on which the Units are quoted for trading, on the Redemption Date.

For the purposes of this calculation:

"market price" will be an amount equal to the average of the closing price of the Units for each of the trading days for the ten trading day reference period on which there was a closing price on the principal exchange or market on which the Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" shall be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that, if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the "market price" shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day; and

"closing market price" shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the average of the last bid and last ask price of the Units if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque drawn on a Canadian bank or a trust company in lawful money of Canada, on or before the last day of the calendar month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of the outstanding Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then the Redemption Price for such Units shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of Fording Inc. or the Trust having a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units for which cash is not available. The Trust shall be entitled to all interest or distributions paid or accrued and unpaid on such securities on or before the date of the distribution in specie.

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such securities. Such securities may also be subject to an indefinite "hold period" or other resale restrictions under applicable securities laws. As well, such securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Declaration of Trust

The Trust was formed as an open-ended mutual fund trust created on February 26, 2003 pursuant to the Declaration of Trust, which provides the manner in which the Trust will operate.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended from time to time if approved by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a)

for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Trust;

(b)

deemed necessary or advisable to ensure that the Trust has not been established or maintained primarily for the benefit of Non-Residents;

(c)

which, in the opinion of the Trustees, provide additional protection or benefit for the Unitholders;

(d)

to remove any conflicts or inconsistencies in the Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(e)

which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof,

provided that the Trustees may not unilaterally amend the Declaration of Trust if such amendment would: (i) amend the amending provisions; (ii) amend the Unitholders' voting rights; (iii) cause the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or cause the Units to constitute "foreign property" under the Tax Act.

Unitholder Rights Plan

As part of the Arrangement, the Trust adopted the Unitholder Rights Plan.  The purpose of the Unitholder Rights Plan is to provide Unitholders with sufficient time to assess a take-over bid for the Trust, if such bid were to be made and to provide the Trustees with the opportunity to explore and develop alternatives that are in the best interest of the Trust and the Unitholders.

The Unitholder Rights Plan is intended to encourage a potential acquirer to proceed either by way of a "Permitted Bid" (defined below) or with the concurrence of the Trustees.

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

Distribution Policies

The Trust

It is the policy of the Trust to distribute the Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month.  To the extent that distributions do not exceed the taxable income of the Trust, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to Unitholders of record on December 31st of each year.  In the event that the Trustees of the Trust determine that the Trust does not have sufficient cash available to make the full amount of any distribution, the payment of such distribution may be made in Units.

Fording Inc.

The Board of Directors distributes Fording Inc.'s Available Cash to the Trust, plus an amount equal to the expenses payable by the Trust, subject to compliance with legal and contractual obligations, by way of interest on the Fording Subordinated Notes, dividends or other distributions on the Fording Common Shares and principal repayments on the Fording Subordinated Notes.  Such distributions are made quarterly based primarily on Fording Inc.'s expected results for the quarter, but may take into account its expected future performance.  Subsequent distributions may be adjusted for amounts paid in prior periods if the actual Available Cash for the prior period is greater than or less than the expected results in the period.  Available Cash will be determined after provision for cash reserves, which includes the proportionate share of cash reserves at the Partnership level.

The Elk Valley Coal Partnership

The Elk Valley Coal Partnership distributes to its Partners, in proportion to their respective Distribution Entitlements, their portion of Partnership Distributable Cash on a monthly basis.

Distribution History

The following quarterly distributions were paid by the Trust on a per Unit basis for 2004 and 2003, inclusive of the two special distributions totalling $1.50 per Unit (paid as part of the April 15, 2003 and July 15, 2003 distributions), that formed part of the Arrangement:

2004		2003
April 15, 2004	$1.00	April 15, 2003	$1.00(1)
July 15, 2004	$1.00	July 15, 2003	$1.49(2)
October 15, 2004	$1.10	October 15, 2003	$1.00
January 17, 2005	$1.30	January 15, 2004	$1.00

Notes:

(1)

Includes $0.74 per Unit on account of the special distribution.

(2)

Includes $0.76 per Unit on account of the special distribution.

The following dividends were paid by Old Fording on a per share basis in 2002:

2002
March 15, 2002	$0.125
June 17, 2002	$0.125
September 16, 2002	$0.150
December 16, 2002	$0.150

MARKETS FOR SECURITIES

The Units are listed and posted for trading on the TSX under the symbol "FDG.UN" and on the NYSE under the symbol "FDG".  The following table sets out the trading price range and volume of the Units traded on the Toronto and New York Stock Exchanges during the most recent financial year ended December 31, 2004:

	TSX			NYSE
Date	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
January	$ 45.98	$ 41.00	152,438	US$ 35.95	US$ 30.70	136,433
February	$ 55.34	$ 43.95	171,489	US$ 41.25	US$ 32.95	130,847
March	$ 59.15	$ 49.42	216,695	US$ 44.80	US$ 37.30	195,204
April	$ 58.50	$ 50.50	181,238	US$ 43.90	US$ 37.01	201,676
May	$ 55.19	$ 43.50	115,504	US$ 40.30	US$ 31.25	150,080
June	$ 57.36	$ 51.90	52,140	US$ 42.10	US$ 37.85	73,214
July	$ 61.80	$ 55.51	126,558	US$ 46.80	US$ 41.43	99,959
August	$ 65.50	$ 55.01	75,419	US$ 49.75	US$ 41.76	81,114
September	$ 72.95	$ 64.24	102,170	US$ 57.23	US$ 49.03	91,290
October	$ 80.00	$ 68.27	203,186	US$ 65.25	US$ 53.75	174,000
November	$ 92.05	$ 70.05	112,693	US$ 77.70	US$ 57.08	190,257
December	$ 94.50	$ 79.35	169,210	US$ 78.00	US$ 65.07	337,300

On February 28, 2005, the closing trading price of the Units on the TSX and on the NYSE was, respectively, $114.52 and US$93.49 per Unit.

GOVERNANCE

Governance Arrangements

As part of the Arrangement, each of the Principal Unitholders subscribed for Units and entered into a governance agreement with the Trust and Fording Inc.  The governance agreements provide each of Teck Cominco, Westshore and OTPP and Sherritt (acting together) with the right to nominate one Trustee and one Director as part of the slate of Trustees and Directors to be put forward by each of the Trust and Fording Inc. for election by Unitholders.  The right of a Principal Unitholder to put forward a nominee to the Trust and Fording Inc. terminates unless the Principal Unitholder retains a certain minimum ownership interest in the Trust.  The rights of both Sherritt and Westshore to put forward nominees have terminated for this reason.  The nominee of OTPP must be an Independent Director or an Independent Trustee, as the case may be.  The balance of the Trustees will be recommended for election by the Governance Committee of the Trustees and nominated for election by the Trustees.  The balance of Directors will be nominated by the Governance Committee of the Board of Directors and nominated for election by the Board of Directors.

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

The Chairman and Chief Executive Officer is selected by the Trustees from among the Independent Trustees.  Any proposed officer of the Trust who is also a director, officer or employee of Teck Cominco or any of its affiliates, or of the Elk Valley Coal Partnership, must be approved by the Independent Trustees.

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

Audit Committee Disclosure

The text of the Audit Committee Charter for the Trust is located in Appendix "D" to this Annual Information Form.  The Audit Committee Charter for Fording Inc. can be viewed at www.fording.ca.

Principal Accounting Fees and Services

Following is a summary of professional services provided by the Trust's principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2003 and 2004 and the related fees:

	2004	2003
Audit Fees	$277,500	$258,000
Audit Related Fees	$128,413	$241,500
Tax Fees	$22,750	$57,510
All Other Fees	$1,625	$1,625

Total	$430,288	$558,635

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements, review of the Annual Information Form and Management Discussion and Analysis and completion of the limited reviews of quarterly financial information.

Audit-Related Fees

Audit related fees include professional services rendered by PricewaterhouseCoopers LLP in the following areas: accounting consultations; review of documents required for debt refinancing; audits related to pension plans; compliance with the terms of various contractual agreements; and requirements of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees include assistance rendered to the Trust in connection with various tax compliance issues in Canada and the United States.

All Other Fees

Other fees include the purchase of a license to access a financial reporting and assurance information database developed by PricewaterhouseCoopers LLP.

Pre-approval Policies and Procedures

All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed.  The Audit Committee considered the compatibility of the non-audit services provided by the Trust's principal auditors with auditor independence.

Environmental, Health and Safety Committee

The Board of Directors has constituted an Environmental, Health and Safety Committee to provide oversight of Fording Inc.'s interest in respect of these matters.

Trustees and Directors

The majority of the Trustees and Directors are independent.  The Independent Trustees and Directors meet at least once annually in camera, without management or non-independent Trustees and Directors being present.  The Independent Trustees and Directors met five times in 2004.

By agreement of the Principal Unitholders at the time of the Arrangement, the Declaration of Trust and the Bylaws of Fording Inc. provide for the Chair and Chief Executive Officer of each of the Trust and Fording Inc. to be appointed from among the Independent Trustees and Independent Directors respectively.  As the appointment of the Chief Executive Officer results in the incumbent being an officer of the Trust and Fording Inc., the Trustee or Director appointed to the position no longer meets the technical definition of an Independent Trustee or Director as defined in Multilateral Instrument 52-110 - Audit Committees.  However, the Chief Executive Officer is not an officer of the Elk Valley Coal Partnership or of any of its subsidiaries and is not responsible for the day-to-day management of the business of the Trust or Fording Inc.  Accordingly, it is not necessary that the positions of Chair and Chief Executive Officer be held by separate individuals in order to enhance the independence of the Trustees and the Board of Directors from management of the Trust, Fording Inc., its subsidiaries and the Elk Valley Coal Partnership and its subsidiaries.

The following is a brief biography of each of the Trustees of the Trust and the Directors of Fording Inc., including their municipality of residence and a description of their principal occupation during the last five years.  The Trustees and the Board of Directors have each determined that fixed term limits for service should not be established.  As a group, the individuals listed below owned directly or indirectly, or exercised control or direction over 94,919 Units as at February 28, 2005 representing less than 1% of the outstanding Units.  Additional information about the Trustees and Directors is contained in Information "Regarding Nominees for Election As Trustees" and "Information Regarding Nominees for Election As Directors" in the Trust's 2005 Management Information Circular.

Trustees

Dr. Lloyd I. Barber, C.C., S.O.M. Residence: Regina Beach, Saskatchewan, Canada Trustee: Fording Canadian Coal Trust (2003) Age: 73

Dr. Barber is President Emeritus of the University of Regina, a position he has held since 1990.  From 1976 to 1990, Dr. Barber was President of the University of Regina.  Dr. Barber serves as a director of Teck Cominco Limited, CanWest Global Communications Corp. and Greystone Capital Management.  Dr. Barber is a Companion of the Order of Canada.

Dr. Barber is not an Independent Trustee under the Declaration of Trust because he is a director of a Principal Unitholder.

Michael A. Grandin Residence: Calgary, Alberta, Canada Trustee: Fording Canadian Coal Trust (2003) Director: Fording Inc. (2003) Age: 60

Michael Grandin is currently Chairman and Chief Executive Officer of each of the Trust and Fording Inc.  He has held each position since the Arrangement became effective in February 2003.  Mr. Grandin was a director of Old Fording, the predecessor to the Trust, from 2001 to 2003.  In February 2004, Mr. Grandin was appointed Dean of the Haskayne School of Business at the University of Calgary.  Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002.  From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, a diversified operating company active in transportation, energy and hotels.  He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998.  He is also a director of  IPSCO Inc., BNS Split Corp., the Investment Dealers Association of Canada and EnCana Corporation.

Mr. Grandin would qualify as an Independent Trustee under the Declaration of Trust except that he serves as Chief Executive Officer of the Trust and Fording Inc. to ensure the independence of the Trust and Fording Inc. from Elk Valley Coal.  Mr. Grandin is financially literate.(1)

Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code.  A liquidation plan for that company received court confirmation later that year.

39

Michael S. Parrett, C.A. Residence: Aurora, Ontario, Canada Trustee: Fording Canadian Coal Trust (2003) Director: Fording Inc. (2003) Age: 53

Mr. Parrett is an independent consultant with over 23 years of experience in the mining industry.  Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001.  From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited.  From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited.  Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer.  He also serves as a director at Pengrowth Corporation and Gabriel Resources Ltd.  Mr. Parrett is a Chartered Accountant.

Mr. Parrett is an Independent Trustee under the Declaration of Trust and is a Member of the Trust's Audit and Governance Committees and Fording Inc.'s Audit Committee.  Mr. Parrett is financially literate.(1)

Harry G. Schaefer, F.C.A. Residence: Calgary, Alberta, Canada Trustee: Fording Canadian Coal Trust (2003) Director: Fording Inc. (2003) Age: 68

Mr. Schaefer was a director of Old Fording, the predecessor to the Trust, from 2001 to 2003.  He is the President of Schaefer and Associates, a business advisory firm and he is also a Corporate Director.  Mr. Schaefer was Chairman of TransAlta Corporation from 1991 to 1996 and Chief Financial Officer from 1975 to 1993.  He is the Vice Chairman and a director of TransCanada Corporation and TransCanada PipeLines Limited.  Mr. Schaefer has held these positions since 2003 and 1998, respectively.  He is also a director of Agrium Inc., a former director of Gulf Canada Resources Limited and was Chairman of Crestar Energy from 1996 to 2000.  Mr. Schaefer is chair of the Alberta Chapter of the Institute of Corporate Directors.  Mr. Schaefer is a Chartered Accountant.

Mr. Schaefer is an Independent Trustee under the Declaration of Trust and a Member of the Trust's and Fording Inc.'s Audit Committees and a member of Fording Inc.'s Governance Committee.  Mr. Schaefer is financially literate.(1)

Peter Valentine, F.C.A. Residence: Calgary, Alberta, Canada Trustee: Fording Canadian Coal Trust (2003) Age: 68

Mr. Valentine holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary.  Prior to his present appointment, Mr. Valentine served for seven years as the Auditor General of Alberta.  From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with expertise in the petroleum industry and the Canadian securities practice.  He is also a director of Livingston International Income Fund, Primewest Energy Trust, Superior Plus Income Fund and Resmore Trust Company.  He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Mr. Valentine is an Independent Trustee under the Declaration of Trust and a Member of the Trust's Audit and Governance Committees.  Mr. Valentine is financially literate.(1)

Robert J. Wright, C.M., Q.C. Residence: Toronto, Ontario, Canada Trustee: Fording Canadian Coal Trust (2003) Age: 72

Mr. Wright is Deputy Chairman of Teck Cominco Limited, a position he has held since June 2000.  He was Chairman of Teck Corporation from 1994 to June 2000.  From 1989 to 1993, he was Chairman of the Ontario Securities Commission.  Prior to 1989, he was a senior partner in the law firm of Lang Michener.  Mr. Wright is Chairman of the Mutual Fund Dealers Association and the AARC Foundation.  He is a member of the Investment Committee of the Ontario Workplace Safety & Insurance Board and the Pension Fund Committee of Air Liquide Canada Inc.  Mr. Wright is a Member of the Order of Canada.

Mr. Wright is not an Independent Trustee under the Declaration of Trust because he is a director of a Principal Unitholder.

John B. Zaozirny, Q.C. Residence: Calgary, Alberta, Canada Trustee: Fording Canadian Coal Trust (2003) Age: 57

Mr. Zaozirny was a director of Old Fording, the predecessor to the Trust from 1986 to 2003.  He has been counsel to McCarthy Tetrault LLP, Barristers and Solicitors since 1987.  He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Acetex Corporation, Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Matrikon Inc., Middlefield Resource Funds, Pengrowth Corporation, Provident Energy Ltd., Titanium Corporation Inc., Bankers Petroleum Inc. and TerraVest Income Fund.  He is a Governor of the Business Council of British Columbia and a member of the Law Societies of Alberta and British Columbia.  Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny is an Independent Trustee under the Declaration of Trust and a Chair of the Trust's Governance Committee.

Note:

(1)

Pursuant to Multilateral Instrument 52-110 - Audit Committees, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

Directors

Michael A. Grandin Michael S. Parrett, C.A. Harry G. Schaefer, F.C.A.
The biographies of these individuals are set forth above under "Biographies of Trustees and Directors - Trustees".

Dawn L. Farrell Status: Independent - Member of Fording Inc.'s Environmental, Health and Safety Committee Residence: Vancouver, B.C., Canada Director: Fording Inc. (2004) Age: 45

Mrs. Farrell is currently Executive Vice President, Generation, BC Hydro, a position she has held since May 2003.  Prior to joining BC Hydro, Mrs. Farrell was Executive Vice President, Corporate Development for TransAlta Corporation.  Throughout her 17 year career at TransAlta, she held a number of executive positions including Executive Vice President, Independent Power Projects and Vice President, Energy Marketing and IPP Development.  Mrs. Farrell has participated on a number of boards, including Mount Royal College, Mount Royal College Foundation, Mercury Electric, Vision Quest Windelectric, TransAlta Cogeneration and MEGA (a joint venture between TransAlta and Gener SA).  She holds a Masters Degree in economics from the University of Calgary and attended the Advanced Management Program at Harvard University.

Mrs. Farrell is an Independent Director and is a Member of Fording Inc.'s Environmental, Health and Safety Committee.

Dr. Norman B. Keevil Residence: Vancouver, B.C., Canada Director: Fording Inc. (2003) Age: 67

Dr. Keevil is Chairman of the Board of Teck Cominco Limited, a position he has held since 2001.  From 1981 to 2001, he was President and Chief Executive Officer of Teck Corporation, also serving as Chairman from 1989 to 1994.  Dr. Keevil is a director of Aur Resources Inc. and the Mining Association of Canada.  He holds an honorary Doctor of Laws from the University of British Columbia and was The Northern Miner Mining Man of the Year in 1979.  Among other honours, Dr. Keevil received a Distinguished Service Award from the Prospectors & Developers Association in 1990 and he received the Selwyn G. Blaylock Medal for 1991 from the Canadian Institute of Mining and Metallurgy.  In January 2004 Dr. Keevil was inducted into the Mining Hall of Fame.

Dr. Keevil is not an Independent Director because he is a Chairman of a Principal Unitholder.

Dr. Keevil will not be standing for re-election in 2005.

Richard T. Mahler Residence: Vancouver, B.C., Canada Director: Fording Inc. (2003) Age: 61

Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world's largest Caterpillar dealer from 1990 until his retirement in 2003.  From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking storage systems and services.  Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980.  Mr. Mahler is Chair, Partnerships British Columbia (a provincial Crown corporation formed to deliver public services through public/private partnerships) and a trustee of Swiss Water Income Fund.  He is also a director of the Vancouver Board of Trade and a director and Treasurer of the VGH/UBC Hospital Foundation.  He was awarded the 2002 Queen's Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor's Award for Distinguished Service by Simon Fraser University.  Mr. Mahler holds an MBA.

Mr. Mahler is an Independent Director and is Chair of Fording Inc.'s Governance Committee and a member of its Audit and Environmental, Health and Safety Committees.  Mr. Mahler is financially literate.(1)

Dr. Thomas J. O'Neil Residence: Prescott, Arizona, USA Director: Fording Inc. (2003) Age: 64

Dr. O'Neil was President and Chief Operating Officer for iron ore miner, Cleveland-Cliffs Inc., until his retirement in July 2003.  He holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968-1981, becoming Professor and Head of the Department of Mining and Geological Engineering.  Dr. O'Neil served in various capacities for Amoco Minerals and its successor, Cyprus Minerals from 1981-1991, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia.  He is a director of the Minerals Information Institute, Puru Cooper Inc. and a past director of Hecla Mining Company and of Homestake Mining Company.  He was the 2003 President of the Society for Mining, Metallurgy and Exploration (SME) where he is also a Distinguished Member.  Dr. O'Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.

Dr. O'Neil is an Independent Director and is Chair of Fording Inc.'s Environmental, Health and Safety and a member of its Governance Committee.

William W. Stinson Residence: Toronto, Ontario, Canada Director: Fording Inc. (2003) Age: 71

Mr. Stinson is President of Westshore Terminals Ltd., Chairman of Westshore Terminals Income Fund, Chairman of Sun Life Financial, Lead Director of CHC Helicopter Corporation and a director of Grant Forest Products Ltd.  From 1981 to 1985, Mr. Stinson was President of Canadian Pacific Limited.  From 1985 to 1991, he was the President and Chief Executive Officer of Canadian Pacific Limited and from 1991 to 1996, he was Chairman and Chief Executive Officer of Canadian Pacific Limited.  From 1997 to 2001, Mr. Stinson was the Chairman of the Executive Committee of United Dominion Industries Inc.

Mr. Stinson is not an Independent Director because he is a trustee of a Principal Unitholder.

David A. Thompson Residence: Vancouver, B.C., Canada Director: Fording Inc. (2003) Age: 65

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

Mr. Thompson is not an Independent Director because he is a director of a Principal Unitholder.

Note:

(1)

Pursuant to Multilateral Instrument 52-110 - Audit Committees, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

Officers of the Trust

The following is a brief biography of each of the officers of the Trust, including their municipality of residence and a description of their principal occupation during the last five years.  As a group, the individuals listed below, other than Mr. Grandin whose biographical information was included in the description of the Trustees (see "Biographies of Trustees and Directors - Trustees"), owned directly or indirectly, or exercised control or direction over 105,763 Units as at February 28, 2005 representing less than 1% of the outstanding Units.

Michael A. Grandin Position: Chairman and Chief Executive Officer
Mr. Grandin's biography is set forth above under "Biographies of Trustees and Directors - Trustees".
James L. Popowich Position: President Residence: Calgary, Alberta, Canada Age: 60

Mr. Popowich was appointed President of the Trust and Fording Inc. effective April 8, 2004 and President and Chief Executive of the Elk Valley Coal Partnership effective March 1, 2004.  He was formerly the Executive Vice President of the Trust, Fording Inc. and the Elk Valley Coal Partnership, a position he held since the Arrangement became effective in February 2003.  He was Executive Vice President of Old Fording from 2001 to 2003.  Prior to that, he was Vice President, Operations from 1997 to 2001 and Vice President, Development and Alberta Operations from 1990 to 1997 of predecessors to Old Fording.  Mr. Popowich is Past Chairman of the Coal Association of Canada and Past Chairman of the Alberta Chamber of Resources.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum.

Ronald A. Millos, C.A. Position: Vice President and Chief Financial Officer Residence: Calgary, Alberta, Canada Age: 47

Mr. Millos is the Vice President and Chief Financial Officer of the Trust, Fording Inc. and the Elk Valley Coal Partnership.  He has held these positions since June 1, 2003.  Mr. Millos was formerly the Vice President, Corporate Finance of Teck Cominco Limited since September of 2001.  Between 1998 and 2001, Mr. Millos was Comptroller and Vice President, Finance and Chief Financial Officer for Cominco Ltd.  Mr. Millos is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.

James F. Jones Position: Vice President, Employee Relations and Corporate Secretary Residence: Calgary, Alberta, Canada Age: 51

Mr. Jones is the Vice President, Employee Relations & Corporate Secretary of the Trust, Fording Inc. and the Elk Valley Coal Partnership.  He has held the position of Corporate Secretary since the Arrangement became effective in February 2003 and was appointed Vice President, Employee Relations in March of 2004.  Mr. Jones was Corporate Secretary of Old Fording from 2001 to 2003 and Manager, Employee Relations and Regulatory Affairs of predecessors to Old Fording from 1993 to 2001.  Mr. Jones is a member of the Law Society of British Columbia and the Canadian Bar Association.  He is Vice Chair of the Calgary Society of Christian Education.

Kenneth E. Myers, C.A. Position: Treasurer Residence: Calgary, Alberta, Canada Age: 55

Mr. Myers is Treasurer of the Trust, Fording Inc. and the Elk Valley Coal Partnership, positions he has held since the Arrangement became effective in February 2003.  Mr. Myers was Treasurer of Old Fording from 2001 to 2003 and Treasurer of predecessors to Old Fording from 1994 to 2003.  He is Chairman of the Economic and Taxation Committee of The Coal Association of Canada and a former director of the Financial Executives Institute, Calgary Chapter.  Mr. Myers is a member of the Canadian Institute of Chartered Accountants, the Alberta Institute of Chartered Accountants and the Ordre des comptables agrees du Quebec.

Mark D. Gow, C.A. Position: Controller Residence: Calgary, Alberta, Canada Age: 45

Mr. Gow is Controller of the Trust, Fording Inc. and the Elk Valley Coal Partnership, positions he has held since April 1, 2004.  Prior to this appointment, he served in the position of Director, Investor Relations of the Trust since the Arrangement became effective in February 2003.  Mr. Gow was Director, Investor Relations of Old Fording from 2001 to 2003.  From 1998 to 2001, Mr. Gow was Controller of Minera NYCO S.A. de C.V. and from 1997 to 1998, he was Manager, Accounting of predecessors to Old Fording.  Mr. Gow graduated from University of Calgary with a Bachelor of Commerce and is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.

LEGAL PROCEEDINGS

Material Legal Proceedings

The Trust is not aware of any material legal proceedings to which the Trust, or its subsidiaries, is a party and to which their property is subject other than the CP Rail dispute and a potential environmental assessment of the Cheviot project.

CP Rail Dispute

For information on the CP Rail Dispute, see "Description of Business - Coal Transportation".

Cardinal River Operations

All licenses and approvals have been received for the Cheviot Creek pit and the haul road to the Cardinal River mine preparation plant.  However, a group of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the Cheviot project and challenging certain federal authorizations that the project has received.  The Federal Court is expected to hear the application in June 2005.  In addition, an individual appealed certain approvals issued by Alberta Environment in connection with the project.  The Environmental Appeal Board heard the appeal in mid-January and the parties are awaiting a decision.

The Trust continues to monitor progress on these legal issues and believes that the potential outcomes from these proceedings do not represent a material risk to ongoing mining at the Cardinal River mine.  However, negative decisions related to these legal issues could impact future operations at Cardinal River.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Dr. Norman Keevil is a Director of Fording Inc. and is also the Chairman of Teck Cominco and one of its significant shareholders.  As of December 31, 2004, Dr. Keevil reports his holdings in Teck Cominco as follows: 209,440 Class A shares, 510,101 Class B subordinate voting shares and 22,715 restricted share units.  Teck Cominco had a material interest in the achievement of synergies under the Partnership Agreement pursuant to which Fording Inc.'s interest would be reduced to 62% effective April 1, 2004, to 61% on April 1, 2005 and to 60% on April 1, 2006.  Teck Cominco's entitlements will increase correspondingly over the same period.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta, Toronto, Ontario, Montreal, Quebec, Vancouver, British Columbia and New York, New York.

MATERIAL CONTRACTS

The chart briefly describes all of the material contracts of the Trust.  Material contracts under National Instrument 51-102 - Continuous Disclosure Obligations, are described as contracts signed out of the ordinary course and are material to the business.  Each material contract has been filed on SEDAR and EDGAR.

Contract Name	Date Mo/Day/Yr	Parties	Consideration	Key Terms
Plan of Arrangement	02/28/03

Fording Inc., its Security Holders, Fording Coal Limited, 4123212 Canada Ltd., Fording Canadian Coal Trust, Teck Cominco Limited, Westshore Terminals Income Fund, Teck-Bullmoose Coal Inc., Quintette Coal Partnership, Luscar Ltd, CONSOL, Sherritt International Corporation, Sherritt Coal Partnership II and Ontario Teachers' Pension Plan

			n/a	Arrangement
Declaration of Trust	02/26/03	Fording Canadian Coal Trust	n/a	Declaration of Trust
Partnership Agreement	02/26/03	Fording Coal Limited, Fording Inc., Teck Cominco Limited, Quintette Coal Partnership and Teck-Bullmoose Coal Inc.	Consideration specified in Fording Contribution Agreement and Teck Cominco Contribution Agreement	Formation and operation of the Elk Valley Coal Partnership.
Combination Agreement	01/12/03	Old Fording, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers' Pension Plan Board and Sherritt International Corporation	Completion of the transactions comprising the Arrangement and payment of related expenses	Agreement to create the Elk Valley Coal Partnership and participate in the Arrangement
Met Coal Sale and Purchase Agreement	02/28/03	Luscar Ltd, 1563706 Ontario Limited, CONSOL of Canada Inc., CONSOL Energy Inc., CONSOL Energy Canada Ltd., Fording Inc. and the Elk Valley Coal Partnership	Issuance of 6.4 million Units, grant of royalty and the assumption of assumed liabilities. Consideration subject to working capital adjustment	Elk Valley Coal purchases Luscar Mine, Line Creek Mine, Cheviot Project and 46.4% of the shares Neptune Bulk Terminals (Canada) Ltd.
Prairie Operations Sale and Purchase Agreement	02/28/03	Fording Coal Limited and Sherritt Coal Acquisition Inc.	$225 million and assumption of assumed liabilities. Consideration subject to working capital adjustment	Sale of Old Fording's Prairie Operations to Sherritt Coal Acquisition Inc.

Contract Name	Date Mo/Day/Yr	Parties	Consideration	Key Terms
Non-Competition Agreement	02/28/03	Fording Inc., the Elk Valley Coal Partnership, the Trust, Luscar Ltd. Luscar Energy Partnership and Teck Cominco Limited	Exchange of covenants	Non-Competition agreement in respect of the met and thermal coal markets for five years
Administrative Services Agreement	02/28/03	The Elk Valley Coal Partnership and the Trust	Provision of executives, personnel and services on a cost reimbursement basis	Provision of administrative services to the Trust
Administrative and Industrial Minerals Services Agreement	02/28/03	Fording Inc. and the Elk Valley Coal Partnership	Provision of executives, personnel and services on a cost reimbursement basis	Provision of administrative services to Fording Inc.
Governance Agreement	02/28/03	The Trust, Fording Inc. and Teck Cominco Limited	Participation in arrangement; covenant to support arrangements described in agreement	Nomination of Director and Trustee
Governance Agreement	02/28/03	The Trust, Fording Inc. and Ontario Teachers' Pension Plan Board	Participation in arrangement; covenant to support arrangements described in agreement	Nomination of Director and Trustee
Fording Contribution Agreement	02/28/03	Fording Coal Limited, Fording Inc. and the Elk Valley Coal Partnership	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Fording Coal Limited assets to the Elk Valley Coal Partnership
Teck Cominco Contribution Agreement	02/28/03	Teck Cominco Limited, Teck-Bullmoose Coal Inc., Quintette Coal Partnership and the Elk Valley Coal Partnership	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Teck Cominco, Quintette and Bullmoose assets to the Elk Valley Coal Partnership
Human Resources Agreement	02/28/03	Fording Inc., Teck Cominco Limited, the Elk Valley Coal Partnership and the Elk Valley Coal Partnership Corporation	Allocation of employment costs in respect of employees joining Elk Valley Coal Partnership	Specifies arrangements regarding employees joining the Elk Valley Coal Partnership
Unitholder Rights Plan Agreement	02/28/03	The Trust and Computershare Trust Company of Canada	n/a	Customary Canadian unitholder rights plan
Non-Competition Agreement	02/28/03	Fording Inc., the Elk Valley Coal Partnership, the Trust, Luscar Ltd. Luscar Energy Partnership and Teck Cominco Limited	Exchange of covenants	Non-Competition agreement in respect of the met and thermal coal markets for five years
Administrative Services Agreement	02/28/03	The Elk Valley Coal Partnership and the Trust	Provision of executives, personnel and services on a cost reimbursement basis	Provision of administrative services to the Trust
Administrative and Industrial Minerals Services Agreement	02/28/03	Fording Inc. and the Elk Valley Coal Partnership	Provision of executives, personnel and services on a cost reimbursement basis	Provision of administrative services to Fording Inc.
Governance Agreement	02/28/03	The Trust, Fording Inc. and Teck Cominco Limited	Participation in arrangement; covenant to support arrangements described in agreement	Nomination of Director and Trustee
Governance Agreement	02/28/03	The Trust, Fording Inc. and Ontario Teachers' Pension Plan Board	Participation in arrangement; covenant to support arrangements described in agreement	Nomination of Director and Trustee
Fording Contribution Agreement	02/28/03	Fording Coal Limited, Fording Inc. and the Elk Valley Coal Partnership	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Fording Coal Limited assets to the Elk Valley Coal Partnership
Teck Cominco Contribution Agreement	02/28/03	Teck Cominco Limited, Teck-Bullmoose Coal Inc., Quintette Coal Partnership and the Elk Valley Coal Partnership	Contribution of assets in consideration for the issuance of Partnership Interest	Contribution of Teck Cominco, Quintette and Bullmoose assets to the Elk Valley Coal Partnership
Human Resources Agreement	02/28/03	Fording Inc., Teck Cominco Limited, the Elk Valley Coal Partnership and the Elk Valley Coal Partnership Corporation	Allocation of employment costs in respect of employees joining Elk Valley Coal Partnership	Specifies arrangements regarding employees joining the Elk Valley Coal Partnership
Unitholder Rights Plan Agreement	02/28/03	The Trust and Computershare Trust Company of Canada	n/a	Customary Canadian unitholder rights plan

ADDITIONAL INFORMATION

Additional information in respect of the Trust, including remuneration of its Trustees, Directors and officers, the principal holders of its securities, options to purchase its securities and the interests of insiders in material transactions, is contained in the Trust's 2005 Management Information Circular and Proxy Statement which is being prepared for the annual and special meeting of Unitholders to be held on May 4, 2005.  Additional financial information in respect of the Trust is provided in its audited financial statements for the year ended December 31, 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 contained in the Trust's 2004 Annual Report.

The Trust will provide to any person, upon written request to the Secretary of the Trust:

1.

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

(b)

one copy of the Comparative Consolidated Financial Statements of the Trust for its most recently completed financial year together with the accompanying Report of the Auditors and one copy of Quarterly Interim Consolidated Financial Statements of the Trust issued subsequent to the issuance of the Comparative Consolidated Financial Statements for its most recently completed financial year;

(c)

one copy of the Trust's Management Information Circular and Proxy Statement in respect of its most recently completed annual meeting of Unitholders; and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (a) to (c) above; or

2.

At any other time, one copy of any other documents referred to in (1) (a), (b), (c) and (d) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a Unitholder of the Trust.

Additional information regarding the Trust, Fording Inc. and the Elk Valley Coal Partnership is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. and on the Trust's website at www.fording.ca.

Requests for additional information should be directed to:

Secretary

Fording Canadian Coal Trust

Suite 1000, 205 - 9th Avenue SE

Calgary, Alberta

T2G 0R4

APPENDIX "A":  GLOSSARY OF TECHNICAL TERMS

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

"coal year" means the twelve-month period commencing on April 1st and ending on March 31st  of the following year.

"coke" means the substance formed when coking coal is heated in a coking oven to a very high temperature in the absence of air.

"dragline" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used in the open-pit mining process.

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

"metallurgical coal" means the various grades of coal suitable for making steel, such as coking coal, which is used to make coke and PCI coal, which is used in the steelmaking process for its calorific value.

"overburden" means materials that overlie a mineral deposit.

"PCI" means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal.  PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive.

"pit" means an open excavation from which the raw mineral being mined is extracted.

"preparation plant" means a facility for crushing, sizing and washing coal to prepare it for sale.

"raw coal" means coal that has been removed or exposed for removal from a mine, but that has not been processed in a preparation plant.

"seaborne metallurgical coal" means metallurgical coal that is exported by ocean going ships from the producing country to the consuming country and "seaborne hard coking coal" means a type of metallurgical coal used primarily for making coke in integrated steel mills.

"shovel" means a large electric or diesel powered machine used in the open-pit mining process to remove and load overburden or coal.

A-1

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

"tonnes of coal" means, unless expressly stated otherwise, tonnes of clean coal (coal that has been processed in a preparation plant).

"tripoli" is a naturally occurring microcrystalline form of silica used in a variety of industrial applications.

"truck and shovel mining" is an open-pit mining method that utilizes shovels and large trucks to remove overburden from above the coal seam.  The coal is then loaded with shovels or loaders and hauled out of the pit in large trucks.

"wollastonite" is a naturally occurring calcium silicate used in a variety of industrial applications.

A-2

APPENDIX "B":  GENERAL GLOSSARY

"Arrangement" means the transaction involving Old Fording, Teck Cominco, Westshore, Sherritt, OTPP and CONSOL and certain of their affiliates, that was completed on February 28, 2003 and that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, the business of Old Fording was reorganized under an income trust (being the Trust) and the Elk Valley Coal Partnership was formed.

"Available Cash" means in general, cash from operations of Fording Inc. on a consolidated basis (including its proportionate interest in the Partnership), before interest payable on the Fording Subordinated Notes and changes in non-cash working capital, less:

(a)

Sustaining Capital Expenditures;

(b)

Principal repayments on debt obligations except on the Fording Subordinated Notes;

(c)

the amount allocated to cash reserves; and

(d)

expenses and other obligations of the Trust.

"Board of Directors" means the board of directors of Fording Inc.;

"CBCA" means the Canada Business Corporations Act.

 "CONSOL" means CONSOL of Canada Inc. and/or CONSOL Energy Canada Ltd., as the context requires.

"CPR" mean Canadian Pacific Railway Limited

"Declaration of Trust" means the declaration of trust dated February 26, 2003 by which the Trust was created.  The Declaration of Trust can be viewed on SEDAR and EDGAR.

"Director" a member of the Board of Directors of Fording Inc.

"Distributable Cash" means all of the cash received by the Trust from Fording Inc. and any other net cash investment income of the Trust, less:

(a)

expenses and other obligations of the Trust; and

(b)

any amounts paid in cash by the Trust in connection with the redemption of Units.

"Distribution Entitlement" means a Partner's proportional entitlement, expressed as a percentage, to share in the profits and losses of the Elk Valley Coal Partnership and to participate in the distribution of assets on liquidation or dissolution of the Elk Valley Coal Partnership.

"Effective Date" means February 28, 2003, the date on which the Arrangement became effective.

"Elk Valley Coal Partnership" or the "Partnership" means the Elk Valley Coal Partnership, previously known as the Fording Coal Partnership, a general partnership existing under the laws of Alberta formed in contemplation of the Arrangement.

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

"Independent Director" means a Director who:

(a)

is not an insider (as such term is defined under applicable securities laws) of any of the Principal Unitholders or their respective affiliates and, with respect to a director nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)

would qualify as an "unrelated director" (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the director was a director or trustee of each of the Principal Unitholders; and

(c)

would qualify as an "unrelated director" (as defined in the TSX Guidelines) space of Fording Inc.

"Independent Trustee" means a Trustee who:

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

"Luscar" means Luscar Ltd., a corporation existing under the laws of Alberta and a wholly owned subsidiary of the Luscar Partnership.

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

"NSC" means Nippon Steel Corporation.

"NYCO" means, collectively, those subsidiaries of Fording Inc. engaged in the production of industrial minerals such as wollastonite and tripoli, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri.

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

"Partners" means the partners of the Elk Valley Coal Partnership, on December 31, 2004, being Fording Inc., Teck Cominco and Teck Cominco's affiliates QCP and TBCI and "Partner" means any one of the Partners.

"Partnership Agreement" means the Elk Valley Coal partnership agreement between the Partners made as of February 26, 2003, as amended.

"Partnership Distributable Cash" means, in general, cash from operations of the Partnership, before changes in non-cash working capital less:

(a)

payment of debt obligations, if any;

(b)

Sustaining Capital Expenditures of the Partnership; and

(c)

allocations to a reserve for reasonably anticipated working capital and capital expenditure requirements (provided that reasonable use will be made of the Partnership's operating lines for working capital purposes). The amount of the allocation to the reserve by the Partnership in any period will be determined jointly by Teck and Fording Inc.

plus any other amounts distributed by the Partnership to the Partners in its discretion.

"Partnership Sustaining Capital Expenditures" means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Elk Valley Coal Partnership's business operations.

"Prairie Operations" means the thermal coal business of Old Fording.  These operations were substantially comprised of Old Fording's joint venture interest at Genesee, its contract mining operations at the Whitewood and Highvale mines in Alberta and its holdings of mineral properties and rights in Alberta, Manitoba and Saskatchewan.  Pursuant to the Arrangement, the Prairie Operations were sold to an affiliate of OTPP and Sherritt.

"Principal Unitholders" means Teck Cominco, Westshore, Sherritt and OTPP (and their respective affiliates that own Units).

"QCP" means The Quintette Coal Partnership, a general partnership existing under the laws of British Columbia and an affiliate of Teck Cominco.

"SEDAR" means the Canadian System for Electronic Document Analysis and Retrival.

"SEC Guide 7" means United States Securities and Exchange Commission Guide 7 - Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

"Sherritt" means Sherritt International Corporation, a corporation existing under the laws of New Brunswick.

"Sherritt Coal Partnership II" means the general partnership formed under the laws of Ontario, the two partners of which are wholly owned subsidiaries of each of OTPP and Sherritt.

"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended.

"TBCI" means Teck-Bullmoose Coal Inc., a corporation existing under laws of British Columbia and a wholly owned subsidiary of Teck Cominco.

"Teck Cominco" means Teck Cominco Limited, a corporation existing under the laws of Canada.

"Teck Cominco Coal Partnership" means the Teck Cominco Coal Partnership which is an affiliate of Teck Cominco and is a general partnership existing under the laws of British Columbia.

"Trust" means Fording Canadian Coal Trust, an open-ended mutual fund trust created pursuant to the Declaration of Trust and governed by the laws of Alberta.

"Trustee" means a trustee of the Trust.

"TSX" means the Toronto Stock Exchange.

"Unit" means a trust unit of the Trust.

"Unitholder" means a holder of one or more Units.

"Unitholder Rights Plan" means the Unitholder rights plan implemented by the Trust on completion of the Arrangement.

"Westshore" means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

APPENDIX "C":  DEFINITIONS FOR RESERVES AND RESOURCES

Introduction

Fording Canadian Coal Trust is a reporting issuer in Canada and is subject to Canadian securities laws.  These laws require that mineral deposits be reported in accordance with the National Instrument.  The National Instrument specifies the terms to be used in describing certain types of mineral deposits and the work required to be undertaken before certain of such terms may be used.  Units are listed on the New York Stock Exchange and therefore the Trust is also subject to the jurisdiction of the Securities and Exchange Commission.  The terms and standards required by the National Instrument are in some respects different from the reporting requirements of SEC Guide 7, and as a result, the Trust has endeavoured to comply with both standards.

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

Coal Reserve versus a Coal Resource

A Coal Resource is a quantity of coal which has reasonable prospects for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining.  Accordingly, a Coal Resource (unlike a Coal Reserve) does not have demonstrated economic viability and may not be currently economically viable.  Coal Resources are upgraded to Coal Reserves after a feasibility study shows that the Coal Resource is economically mineable and there are no known legal impediments to mining the coal.  Feasibility studies are conducted assuming current technological and economic conditions.  The Trust reports The Elk Valley Coal Partnership's Coal Resources exclusive of Coal Reserves.

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

Probable Reserves

SEC Guide 7 defines a Probable Reserve as a reserve for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

APPENDIX "D":  FORDING CANADIAN COAL TRUST
AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the "Committee") is a standing committee appointed by the Trustees to assist the Trustees in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

  oversee the integrity of the Trust's financial statements and financial reporting process, including the audit process and the Trust's internal accounting controls and procedures and compliance with related legal and regulatory requirements;

  oversee the qualifications and independence of the external auditors;

  oversee the work of the Trust's financial management, internal audit function and external auditors in these areas; and

  provide an open avenue of communication between the external auditors, the internal auditors, the Trustees, the board of directors of Fording Inc. and the officers (collectively, "Management") of the Trust, Fording Inc. and the Elk Valley Coal Partnership (the "Partnership").

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Trustees.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in the resolution of the Trustees establishing this Committee, the Committee will have the following composition and procedures:

1.

Composition

The Committee shall consist of no fewer than three members.  None of the members of the Committee shall be an officer or employee of the Trust, Fording Inc. or any of its subsidiaries or the Partnership or any of its subsidiaries and each member of the Committee shall be an "Independent Trustee" (as defined in the Declaration of Trust establishing the Trust) and an "independent trustee" (in accordance with the definition of "independent director" from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust's units are listed for trading); provided that the fact that a Trustee is also a director of Fording Inc. will not disqualify the Trustee from being a member of the Committee provided that the Trustee would otherwise be eligible to be a member of the Committee.  The Chair of the Board/CEO shall be an "ex officio" member of the Committee.

2.

Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Trustees and shall automatically cease to be a member of the Committee upon ceasing to be a Trustee.  The Trustees may fill vacancies on the Committee by election from among its number.  The Trustees shall fill any vacancy if the membership of the Committee is less than three Trustees or the Committee does not have at least one member with accounting or related financial expertise.  If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office.  Subject to the foregoing, the members of the Committee shall be elected by the Trustees annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3.

Financial literacy

All members of the Committee must be "financially literate" (as that term is interpreted by the Trustees in their business judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Trust's units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.  At least one member of the Committee must also have "accounting or related financial expertise" as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust's securities are listed for trading or, if it is not so defined, as that term is interpreted by the Trustees in their business judgment.

4.

Service on Multiple Audit Committees

If a Committee member serves on more than three public issuer audit committees, the Trustees must determine that such service would not impair the ability of the member to effectively serve on the Committee and may disclose such determination in the annual proxy statement.

5.

Separate Executive Meetings

The Committee shall meet at least once every quarter, and more often as warranted, with the Chief Financial Officer(s) of the Partnership, Fording Inc. and the Trust, the head of the internal audit function of such entities, if other than the Chief Financial Officer, and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

6.

Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Trust's expense.

7.

Reliance

Absent actual knowledge to the contrary (which shall be promptly reported to the Trustees), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Trust from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors, as to any information technology, internal audit and other non-audit services provided by the external auditors to the Trust and its subsidiaries.

8.

Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Trustees.  The Committee shall evaluate its performance with reference to this Charter annually.  The Committee will approve the form of disclosure of this Charter on the Trust's website and, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Trust.

9.

Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

10.

Reporting to the Trustees

The Committee shall report through the Committee Chair to the Trustees following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee shall:

I.

In Respect of the External Auditors

(a)

review the performance of the external auditors who are accountable to the Committee and the Board as the representatives of the unitholders, including the lead partner of the independent auditor team and make recommendations to the Trustees as to the reappointment or appointment of the external auditors of the Trust to be proposed in the Trust's proxy statement for shareholder approval and shall have authority to terminate the external auditors;

(b)

review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Trustees and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendation to the Trustees;

(c)

approve the terms of engagement and the compensation to be paid by the Trust to the external auditors;

(d)

review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e)

approve in advance all permitted non-audit services to be provided to the Trust or any of its affiliates by the external auditors or any of their affiliates, subject to any de minimus exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f)

if the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

(g)

review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;

(h)

approve guidelines for the hiring by the Trust of employees or former employees of the external auditors;

(i)

review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

(j)

review a report describing:

(k)

all critical accounting policies and practices to be used in the annual audit,

(l)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(m)

other material written communication between the external auditors and Management, such as any management letter or schedule of unadjusted differences;

(n)

review with the external auditors and Management the general audit approach and scope of proposed audits of the financial statements of the Trust, Fording Inc. and its subsidiaries, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(o)

review the interim review engagement report of the external auditors before the release of interim financial statements; and

(p)

discuss with the external auditors any difficulties or disputes that arose with Management or the internal auditors during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of Management's responses in correcting audit-related deficiencies.

II.

In Respect of Financial Disclosure

(a)

review with the external auditors and Management:

(i)

the audited financial statements and the notes and Managements' Discussion and Analysis relating to such financial statements, the annual report, the financial information of the Trust contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Trust and make recommendations to the Trustees for their approval;

(ii)

the interim financial statements and the notes and Managements' Discussion and Analysis relating to such financial statements and approve their release to the public;

(iii)

the quality, appropriateness and acceptability of the Trust's accounting principles and practices used in its financial reporting, changes in the Trust's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any "second opinions" sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v)

the effect of regulatory and accounting initiatives on the Trust's financial statements and other financial disclosures;

(vi)

any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Trust;

(vii)

the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Trust and their impact on the reported financial results of the Trust;

(viii)

any legal matter, claim or contingency that could have a significant impact on the financial statements, the Trust's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Trust's financial statements;

(ix)

review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Trust's operations; and

(x)

the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

(b)

review and resolve disagreements between Management and the external auditors regarding financial reporting or the application of any accounting principles or practices;

(c)

review earnings news releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Trust gives earning guidance;

(d)

establish and monitor procedures for the receipt and treatment of complaints received by the Trust regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with Management and the internal auditors these procedures and any significant complaints received;

(e)

if requested by the Trustees, receive from the President and the Chief Financial Officer of the Trust a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Trust's internal controls; and

(f)

review and discuss the Trust's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III.

In Respect of Insurance

(a)

review annually insurance programs relating to the Trust and its investments.

IV.

In Respect of the Internal Audit Function

(a)

determine the appropriate function for the Trust and oversee its processes and the terms of compensation for any individuals engaged in such function.

V.

In Respect of Internal Controls

(a)

review the adequacy and effectiveness of the Trust's internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls;

(b)

review annually a report on senior officer expenses;

(c)

oversee compliance with internal controls; and

(d)

periodically review and assess the Joint Code of Business Conduct in light of reports from Management on compliance and other reports received pursuant to the Whistleblower Hotline program and other procedures for the receipt, retention, and treatment of complaints received by the issuer.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Trust's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations.  These are the responsibilities of Management and the external auditors.  The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are Trustees, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Trust, and are specifically not accountable or responsible for the day to day operation or performance of such activities.  Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and a Trustee in the absence of such designation.  Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Trust's financial information or public disclosure.

Exhibit B
Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2004 and 2003 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004 (including a reconciliation to US GAAP).

M A N A G E M E N T ' S R E P O R T

F E B R U A R Y   2 8 ,   2 0 0 5

The accompanying consolidated financial statements and related financial information are the responsibility of management, have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management's judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

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

A U D I T O R ' S R E P O R T

TO THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST

We have audited the consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2004 and 2003 and the consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust's financial statements, such as the change described in note 3 to the financial statements. Our report to the unitholders dated February 28, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA, CANADA
FEBRUARY 28, 2005

2004 Annual Report | 69

F O R D I N G   C A N A D I A N   C O A L   T R U S T

CONSOLIDATED BALANCE SHEETS
	As at December 31
		Restated (note 3)
(millions of Canadian dollars)	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$64.5	$52.5
Accounts receivable	86.8	79.0
Inventory (note 5)	113.0	130.3
Prepaid expenses	2.6	2.9
	266.9	264.7
Capital assets (note 6)	635.8	661.1

Goodwill	44.4	46.7

Other assets (note 7)	21.1	26.9
	$968.2	$999.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$132.6	$91.2
Income taxes payable	10.7	7.0
Distributions payable	63.7	46.9
Current portion of long-term debt	1.7	3.3
	208.7	148.4
Long-term debt (note 8)	205.2	306.6
Other long-term liabilities (note 9)	91.9	81.6
Future income taxes (note 10)	180.4	211.9
Commitments and contingencies (note 11)
	686.2	748.5

UNITHOLDERS' EQUITY (note 12)
Trust units	357.7	257.3
Accumulated earnings	340.6	190.5
Accumulated cash distributions	(423.8)	(210.3)
Foreign currency translation adjustments	7.5	13.4
	282.0	250.9
	$968.2	$999.4
The accompanying notes to the consolidated financial statements are an integral part of these statements.
Approved by the Board of Trustees:

70 | 2004 Annual Report

F O R D I N G   C A N A D I A N   C O A L   T R U S T

CONSOLIDATED STATEMENTS OF INCOME AND LOSS
	Years ended December 31
		Restated (note 3)	Restated (note 3)
(millions of Canadian dollars, except per unit amounts)	2004	2003	2002
Revenues	$1,167.5	$1,043.7	$869.5

Expenses
Cost of product sold	454.4	448.8	341.5
Transportation and other	449.2	384.6	326.3
Selling, general and administration	32.8	25.9	22.5
Depreciation and depletion	60.7	61.3	63.9
	997.1	920.6	754.2
Income from operations	170.4	123.1	115.3

Other income (expense)
Interest expense	(12.8)	(15.1)	(5.6)
Other, net (note 14)	17.0	6.1	(139.9)
Gain (loss) on corporate reorganization (note 15)	(37.5)	48.7	(11.5)
Income (loss) before taxes and discontinued operations	137.1	162.8	(41.7)
Income tax (recovery) expense (note 10)	(13.0)	0.6	49.1
Income (loss) before discontinued operations	150.1	162.2	(90.8)
Discontinued operations (note 15)	-	78.7	18.9
Net income (loss)	$150.1	$240.9	$(71.9)

Weighted average number of units outstanding (millions) (note 12)	48.5	47.4	51.4

Basic and diluted earnings per unit
Before discontinued operations	$3.09	$3.42	$(1.77)
Net income (loss)	$3.09	$5.08	$(1.40)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
	Years ended December 31
		Restated (note 3)	Restated (note 3)
(millions of Canadian dollars)	2004	2003	2002
Balance - beginning of year	$190.5	$300.6	$423.6
Net income (loss)	150.1	240.9	(71.9)
Adjustment for adoption of new accounting standard for asset retirement obligations (note 3)	-	-	9.8
Dividends	-	-	(28.2)
Repurchase of units/capital stock	-	(351.0)	(32.7)
Balance - end of year	$340.6	$190.5	$300.6
The accompanying notes to the consolidated financial statements are an integral part of these statements.

2004 Annual Report | 71

F O R D I N G   C A N A D I A N   C O A L   T R U S T

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years ended December 31
		Restated (note 3)	Restated (note 3)
(millions of Canadian dollars)	2004	2003	2002
Operating activities
Net income (loss)	$150.1	$240.9	$(71.9)
Items not using (providing) cash:
Depreciation and depletion	58.6	62.3	70.7
Loss (gain) on disposal of assets	0.2	(202.8)	0.4
Provision for asset retirement obligations	3.0	2.8	1.0
Future income taxes	(31.3)	34.3	6.8
Income from change in inventory valuation (note 3)	(10.8)	-	-
Loss on reduction of interest in EVCP	35.2	-	-
Provision for asset write-down (note 14)	-	-	140.0
Other items, net	0.3	0.9	(6.7)
	205.3	138.4	140.3
Decrease (increase) in non-cash working capital (note 16)	64.2	35.9	(31.5)
Cash from operating activities	269.5	174.3	108.8

Investing activities
Additions to capital assets	(72.8)	(20.4)	(51.5)
Proceeds on disposal of assets	1.1	362.8	1.2
Cash payment for Luscar assets	-	(12.3)	-
Other investing activities, net	12.2	(8.1)	(0.4)
Cash from (used in) investing activities	(59.5)	322.0	(50.7)

Financing activities
Increase (decrease) in long-term debt	(99.0)	165.0	4.0
Increase (decrease) in bank indebtedness	-	(1.1)	0.2
Issuance of units, net	100.4	12.3	0.7
Repurchase of units/capital stock	-	(377.1)	(38.5)
Payments under the Arrangement (note 12)	-	(75.3)	-
Other financing activities, net	(2.7)	(4.2)	-
Financing activities, before distributions	(1.3)	(280.4)	(33.6)
Financing activities related to distributions/dividends (note 16)	(196.7)	(163.4)	(28.2)
Cash used in financing activities	(198.0)	(443.8)	(61.8)
Increase (decrease) in cash and cash equivalents	12.0	52.5	(3.7)

Cash and cash equivalents - beginning of year	52.5	-	3.7
Cash and cash equivalents	$64.5	$52.5	$-
The accompanying notes to the consolidated financial statements are an integral part of these statements.

72 | 2004 Annual Report

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

1	STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a Declaration of Trust and formed as part of the Plan of Arrangement effective February 28, 2003 (the Arrangement).

The Arrangement has been accounted for as a continuity of interests whereby these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost.

The Trust holds all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the "Corporation"). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to "Fording Inc." as part of the Arrangement.

The Arrangement also created the Elk Valley Coal Partnership (EVCP) by combining the metallurgical coal mining operations and assets formerly owned by Old Fording (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver). At the date of the Arrangement the Corporation held a 65% interest in EVCP. At that time, the remaining 35% interest in EVCP was held by Teck Cominco and its affiliates.

The agreement governing EVCP provided for an increase in Teck Cominco's interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. At December 31, 2004, Teck Cominco's interest had increased to 38%, as discussed in note 15. The change in interest resulted in a pro-rata reduction in the Trust's share of all of the assets and liabilities of EVCP and a non-cash charge to earnings of $37.5 million reduced by additional distribution entitlements expected through March 31, 2006.

The Corporation also owns a 100% interest in NYCO which, prior to the Arrangement, was a wholly owned subsidiary of Old Fording. NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

These financial statements reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. Due to the Arrangement, conversion into an income trust, and the change in the Trust's interest in EVCP, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

2	SIGNIFICANT ACCOUNTING POLICIES

B A S I S   O F   P R E S E N T A T I O N

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned. The material differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Trust, are discussed in note 19.

A significant portion of the Trust's results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust's proportionate interest in such ventures, as disclosed in note 16. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies.

2004 Annual Report | 73

Investments in companies in which the Trust has significant influence over the operating, investing and financing decisions, are accounted for using the equity method.

M A N A G E M E N T   E S T I M A T E S

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, depreciation, asset impairment test calculations for capital assets, asset retirement obligations and employee future benefits as all of these calculations are based on reserve estimates and/or estimated future costs. Actual results could differ from those estimates.

C A S H   A N D   C A S H   E Q U I V A L E N T S

Temporary investments with maturities of three months or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

I N V E N T O R Y

Product and raw materials inventory are valued at the lower of average cost and net realizable value.

Stores and materials inventory is valued at the lower of actual cost and net realizable value. Actual costs represent the delivered price of the item.

C A P I T A L   A S S E T S

Land, buildings and equipment are recorded at cost; maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, based on the number of hours in operation, which ranges from 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit of production method based upon the proven and probable mineral reserve position of the mine. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit of production method based upon the proven and probable mineral reserves.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit of production method based upon the proven and probable mineral reserves.

When the net carrying value of a capital asset, less its related asset retirement obligation net of related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the asset is written down to its fair value. Capital assets are tested for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

G O O D W I L L

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually. An impairment loss would be recognized when the carrying value of the goodwill exceeds its fair value.

R E S E A R C H   A N D   D E V E L O P M E N T

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are amortized over the useful life of the asset.

74 | 2004 Annual Report

C A P I T A L I Z E D   I N T E R E S T

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project or the average cost of borrowing.

A S S E T   R E T I R E M E N T   O B L I G A T I O N S

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements.

F O R E I G N   C U R R E N C Y   T R A N S L A T I O N

Foreign currency denominated transactions are translated at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and any gain or loss is charged to earnings, except when hedged.

The functional currency and therefore the unit of measure of the Trust's NYCO operations is the United States dollar. The financial statements of the Mexican component of these operations are remeasured from Mexican pesos into United States dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are included in income immediately.

The United States dollar accounts of the NYCO operations are translated into Canadian dollars, the reporting currency of the Trust, using the current rate method. Assets and liabilities are translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are recorded in unitholders' equity as foreign currency translation adjustments.

F I N A N C I A L   I N S T R U M E N T S

The Trust utilizes financial instruments to manage its foreign currency exposure to changes in the U.S. dollar exchange rate. The Trust's policy is to not employ derivative financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The effectiveness of the hedging relationship is also formally documented and measured.

The gains and losses on derivative instruments used as hedges are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged.

R E V E N U E   R E C O G N I T I O N

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. For coal sales, this occurs when the coal is either loaded onto a train or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract. NYCO revenues are recognized upon shipment to customers from the plant or warehouse.

I N C O M E   T A X E S

The Corporation recognizes future tax assets and liabilities based on differences between the value of assets and liabilities in the financial statements and their values for income tax purposes, using substantially enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

2004 Annual Report | 75

S T O C K - B A S E D   C O M P E N S A T I O N

The Trust adopted the fair-value method of accounting for stock-based compensation related to unit options for all awards granted, modified or settled on or after January 1, 2003. Prior to this date, the exercise price of stock options issued to employees was equivalent to the market price at the time of the grant; therefore no compensation expense was recognized when the options were issued.

E M P L O Y E E   F U T U R E   B E N E F I T S

The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate for high quality corporate debt instruments at year-end.

For defined benefit plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of the amount by which the actuarial gains or losses exceed 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Costs under defined contribution pension plans are expensed when the contributions are made.

The costs of post-retirement benefits, other than pensions, are recognized on an accrual basis over the estimated remaining service lives of employees.

R E C L A S S I F I C A T I O N

Certain prior years' figures have been reclassified to conform to the presentation adopted in 2004.

3	CHANGES IN ACCOUNTING POLICIES

A S S E T   R E T I R E M E N T   O B L I G A T I O N S

Effective January 1, 2004, the Trust adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

Previously, the Trust accrued for reclamation costs expected to be incurred at the completion of mining activities based on known or estimated costs on an undiscounted unit of production basis.

As a result of the retroactive adoption of this standard, 2002 opening accumulated earnings increased by $9.8 million and net income decreased by $1.0 million. 2003 net income decreased by $2.3 million, capital assets increased by $39.2 million, goodwill decreased by $5.2 million, other long-term liabilities increased by $13.0 million and future income taxes increased by $14.5 million.

G E N E R A L L Y   A C C E P T E D   A C C O U N T I N G   P R I N C I P L E S

CICA Handbook Section 1100, "Generally Accepted Accounting Principles", became effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian Generally Accepted Accounting Principles and its primary sources. Two accounting practices have been changed to correspond to guidance with the primary sources of generally accepted accounting principles.

Revenues are now reported without deductions for sales commissions and freight costs. Commissions are included in selling, general and administration costs and transportation and other costs are included in that caption on the consolidated statement of income. Revenues continue to be shown net of such items as trade or volume discounts,

76 | 2004 Annual Report

the benefits or costs of foreign currency hedging activities, returns and allowances, and claims for damaged goods. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted for the current period. Previously, revenues for certain sales transactions were reported net of sales commissions and related transportation and other costs in order to report net revenues on a basis consistent with the majority of sales transactions.

Depreciation, depletion and amortization are now included in the carrying value of inventory. The transitional provisions of adopting this standard require prospective application of changes in accounting policies. Accordingly, effective January 1, 2004, product and raw material inventory increased $10.8 million to include the cost of depreciation, depletion and amortization, with the corresponding credit included in other income. Previously, depreciation, depletion and amortization were treated as period costs.

E M P L O Y E E   F U T U R E   B E N E F I T S

The Trust adopted the new disclosure recommendations of the CICA Handbook section 3461, "Employee Future Benefits", effective June 30, 2004.

4	DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders' on a quarterly basis. Available cash generated by the Corporation is the principal contributor to distributable cash of the Trust. The Corporation distributes its available cash to the Trust each quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

CASH AVAILABLE FOR DISTRIBUTION
(millions of Canadian dollars)	Year ended December 31 2004	Ten months ended December 31 2003[1]
Cash flows from operating activities	$269.5	$229.6
Add (deduct):
Decrease in non-cash working capital	(64.2)	(99.5)
Sustaining capital expenditures, net	(25.9)	(8.7)
Capital lease payments	(0.7)	(1.3)
Other	3.5	(1.2)
Cash available for distribution	$182.2	$118.9
Distributions declared and payable	$213.5	$210.3
1 The period from the formation of the Trust to December 31, 2003.

Available cash generated by the Corporation and paid to the Trust is the principal source of distributable cash paid to unitholders. Distributions declared and payable in 2004 include $18.5 million of cash available for distribution carried over from 2003. Two events unique to 2003, and which will not be repeated, provided additional sources of cash amounts paid to unitholders; a special payment under the Arrangement totalling $70.0 million and the cash flow benefit of the draw down of coal product inventory to more normal operating levels contributed $39.8 million.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented above may not be comparable to similarly named measures presented by other trusts.

2004 Annual Report | 77

5	INVENTORY

	As at December 31
(millions of Canadian dollars)	2004	2003
Product and raw materials	$77.9	$91.7
Stores and materials	35.1	38.6
	$113.0	$130.3

6	CAPITAL ASSETS

	As at December 31, 2004
(millions of Canadian dollars)	Cost	Accumulated Amortization	Net Book Value
Land, buildings and equipment	$792.9	$461.1	$331.8
Mineral properties and development	412.6	109.6	303.0
Capital leases	1.6	0.6	1.0
	$1,207.1	$571.3	$635.8

	As at December 31, 2003
(millions of Canadian dollars)	Cost	Accumulated Amortization	Net Book Value
Land, buildings and equipment	$778.5	$456.9	$321.6
Mineral properties and development	443.2	107.4	335.8
Capital leases	4.6	0.9	3.7
	$1,226.3	$565.2	$661.1

At December 31, 2004, $60.8 million (2003 - $50.3 million) was capitalized for reserves, equipment and coal deposits located on properties not currently being mined, which are not being amortized. During the year, $0.9 million (2003 - nil) of interest was capitalized for projects under construction.

7	OTHER ASSETS

	As at December 31
(millions of Canadian dollars)	2004	2003
Long-term receivables	$9.6	$11.5
Accrued pension benefit (note 9)	8.2	6.8
Deferred charges	1.2	4.3
Other	2.1	4.3
	$21.1	$26.9

78 | 2004 Annual Report

8	LONG-TERM DEBT AND BANKING FACILITIES

LONG-TERM DEBT	As at December 31
(millions of Canadian dollars)	2004	2003
Bank debt
Term variable rate bank loans with interest rates varying from 5.6% to 6.3%	$201.0	$300.0
Other debt
Equipment financing due 2009 bearing interest at 5.1%	5.2	7.1
Capital lease obligations expiring in 2005 with interest rates varying from 5.0% to 7.0%	0.7	2.8
	206.9	309.9
Less current portion	(1.7)	(3.3)
	$205.2	$306.6

The bank debt required $51.0 million to be repaid or refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006. In February 2005, the Corporation and EVCP refinanced their existing bank credit facilities. The new agreement provides each entity with a five-year revolving, floating rate, annually extendible facility. The Corporation's facility is for $400.0 million and EVCP's facility is for $150.0 million. As a result of this refinancing, the $51.0 million of the existing bank facility due February 28, 2005 is considered long-term at December 31, 2004.

The new facilities are supported by an unsecured guarantee from EVCP, limited in recourse to any partner's interest in EVCP (other than Fording Inc.) and a general security agreement over the assets of the Corporation including its interest in EVCP.

At December 31, 2004, and assuming the new bank facilities were finalized at that time, the other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2004	2003
Other use of bank facilities
Issued and outstanding letters of credit and guarantee
Fording Inc.	$0.1	$27.5
EVCP (2004: 60% of $71.2 million; 2003: 65% of $31.6 million)	42.7	20.5
	$42.8	$48.0
Unused lines of credit
Fording Inc.	$198.9	$92.5
EVCP (2004: 60% of $78.8 million; 2003: 65% of $88.3 million)	47.3	57.5
	$246.2	$150.0

2004 Annual Report | 79

9	OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2004	2003
Asset retirement obligations (note 3)	$68.9	$58.1
Pension and other post-retirement benefits	21.4	21.7
Other, net	1.6	1.8
	$91.9	$81.6

A s s e t   r e t i r e m e n t   o b l i g a t i o n s

Asset retirement obligations are based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. These obligations are funded from cash from general resources at the time reclamation work is completed.

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2004	2003
Balance - beginning of year	$58.1	$54.8
Liabilities incurred	12.3	0.7
Liabilities settled	(1.1)	(0.9)
Accretion expense	4.2	3.4
Other	(4.6)	0.1
Balance - end of year	$68.9	$58.1

Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. The total undiscounted amount of the estimated obligation is $135.1 million, which using a credit adjusted risk-free rate, results in a discounted obligation of $68.9 million at December 31, 2004.

P e n s i o n   a n d   o t h e r   p o s t - r e t i r e m e n t   b e n e f i t   o b l i g a t i o n s

	As at December 31
(millions of Canadian dollars)	2004	2003
Pensions	$9.2	$10.3
Other post-retirement benefits	12.2	11.4
	$21.4	$21.7

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which provide for some matching by the employees. Two of these plans are for the Trust's NYCO operations in the United States, and the remaining relate to the Elk Valley Coal

80 | 2004 Annual Report

operations. The cost of these plans for the year ended December 31, 2004 was $2.4 million (2003 - $1.9 million; 2002 - $1.3 million), which includes the employer contributions and payments to third-party service providers.

There are six defined benefit plans, all of which are non-contributory. Three of these plans are for the Trust's Elk Valley Coal operations while the other three relate to the NYCO operations in the United States. The benefits are determined using two alternative methodologies depending on the plan. Under the "best average pay plan" the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the "flat benefit", the pension benefit is a fixed dollar amount per month for each year of service. The defined benefit plan liabilities have been updated to reflect actuarial economic assumptions at December 31, 2004.

Five of the defined benefit plans had actuarial valuations completed as at December 31, 2003 and one plan was completed at December 31, 2002. Under the applicable legislation, actuarial valuations are to be completed on a three-year cycle in Canada, and annually in the United States. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and establish the contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation.

Annual contributions are made on the basis of not less than the minimum amounts required by legislation. Contributions are expected to be $5.2 million for the year ending December 31, 2005.

Defined benefit pension expense includes the following components:

	As at December 31
(millions of Canadian dollars)	2004	2003	2002
Current service cost of benefits earned by employees in the period	$4.6	$4.2	$5.6
Interest cost on projected benefit obligation	8.1	7.2	9.2
Actual return on pension fund assets	(12.7)	(12.3)	11.2
Difference between actual and expected rate of return on plan assets	5.8	6.2	(18.5)
Amortization of actuarial gains	0.6	0.7	-
Amortization of past service costs	0.8	0.8	0.8
Other	-	0.1	0.4
Net pension expense	$7.2	$6.9	$8.7

The "corridor approach" is used to account for defined benefit pension plans. This allows for the deferral and amortization of certain actuarial gains or losses and past service costs. If this methodology was not employed, the following expense would represent the net pension expense on the income statement:

	As at December 31
(millions of Canadian dollars)	2004	2003	2002
Net pension expense above	$7.2	$6.9	$8.7
Amounts deferred for later recognition:
Difference between expected and actual return on plan assets	(5.8)	(6.2)	18.5
Amortization of past service costs	(0.8)	(0.8)	(0.8)
Difference between amortization of actuarial losses (gains) and actuarial losses (gains) incurred	21.1	(1.0)	11.1
Adjusted net pension expense	$21.7	$(1.1)	$37.5

2004 Annual Report | 81

Information about the defined benefit pension plans, in aggregate, is as follows:

	Years ended December 31
(millions of Canadian dollars)	2004	2003

Changes in benefit obligations
Benefit obligations - beginning of year	$118.1	$143.1
Actuarial revaluation	10.0	-
Current service cost	4.6	4.2
Interest cost	8.1	7.2
Benefits paid	(5.3)	(7.1)
Decrease in discount rate	10.6	-
Changes resulting from the Arrangement	-	(27.8)
Other	(6.3)	(1.5)
Benefit obligations - end of year	139.8	118.1

Change in fund assets
Fair value of fund assets - beginning of year	101.4	117.5
Actual return on fund assets	12.7	12.3
Employer contributions	9.4	4.4
Benefits paid	(5.3)	(7.1)
Changes resulting from the Arrangement	-	(22.8)
Other	(5.6)	(2.9)
Fair value of fund assets - end of year	112.6	101.4

Funded status - plan deficit	(27.2)	(16.7)
Unamortized prior service cost	2.0	2.8
Unamortized net actuarial loss	24.2	10.4
Accrued benefit liability	$(1.0)	$(3.5)

Represented by:
Accrued benefit assets (note 7)	$8.2	$6.8
Accrued pension liability	(9.2)	(10.3)
	$(1.0)	$(3.5)

Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the plans that are not fully funded:

	As at December 31
(millions of Canadian dollars)	2004	2003
Benefit obligation	$(130.5)	$(109.0)
Fair value of fund assets	101.0	89.9
Funded status - plan deficit	$(29.5)	$(19.1)

82 | 2004 Annual Report

Pension fund assets consist of the following investments based on fair market values:

	As at December 31
(millions of Canadian dollars)	2004	2003
Cash and cash equivalents	$6.5	$11.1
Fixed income	34.9	30.3
Canadian equity	37.5	32.7
U.S. equity	21.9	18.6
European, Australian and Far East equity	11.8	8.7
	$112.6	$101.4

Included in the above defined benefit assets are investments in related parties which are 0.6% of the total fair market value at December 31, 2004.

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and post-retirement benefit expense and obligations are:

	Years ended December 31
	2004	2003	2002
Discount rate for plan expense	6.5%	6.5%	6.5%
Discount rate for plan obligations	6.0%	6.5%	6.5%
Projected future salary increases	4.0%	3.0%	3.0%
Expected rate of return on fund assets	6.5%	6.5%	6.5%
Projected health care increases:
Provincial	3.0%	3.0%	3.0%
Extended care	10.0%	10.5%	10.5%
Assumed health care cost trend rate*	10.0% to 5.0%	10.5% to 5.0%	10.5% to 5.0%
*Ultimate trend rate expected to be achieved in 2014

In addition to pension benefits, other post-retirement benefits including health-care and life-insurance benefits are provided for retired employees. These benefits are unfunded. For the year ended December 31, 2004, the net costs of post-retirement benefits that are included in selling, general and administrative expense amounted to:

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Current service costs	$0.7	$0.4	$0.6
Interest costs on projected benefit obligation	0.9	0.6	1.0
Changes to post-retirement benefits available	-	(0.7)	-
Changes resulting from the Arrangement	-	(0.8)	-
	$1.6	$(0.5)	$1.6

S e n s i t i v i t i e s

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of Canadian dollars)	1% increase	1% decrease
Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.6	$(0.5)

2004 Annual Report | 83

10	INCOME TAXES

Income tax expense is made up of the following components:

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Current income taxes:
Canadian income taxes	$2.6	$5.7	$20.7
Provincial mineral taxes and Crown royalties	11.7	14.6	21.3
Foreign income taxes	4.0	2.3	0.3
	18.3	22.6	42.3
Future income tax (recovery)	(31.3)	(22.0)	6.8
Total income taxes	$(13.0)	$0.6	$49.1

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense:

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Expected income tax expense at Canadian statutory tax rate of 40.5% (2003 - 40.6%; 2002 - 42.7%)	$55.5	$66.0	$(17.8)
Increase (decrease) in taxes resulting from:
Loss on reduction of interest in EVCP	15.2	-	-
Provision for asset write-down	-	-	59.6
Mineral taxes	11.7	14.6	21.3
Resource allowance	(14.8)	(11.6)	(7.8)
Reduction in tax rate	-	(26.5)	(0.2)
Trust distributions	(79.3)	(56.8)	-
Losses not tax affected	0.9	2.3	1.8
Large corporation tax	2.7	0.7	0.7
Foreign tax rate differentials	(1.0)	0.9	0.2
Other	(3.9)	11.0	(8.7)
Income tax expense	$(13.0)	$0.6	$49.1

The temporary difference comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2004	2003
Future income tax assets
Liabilities carrying value in excess of tax basis	$6.4	$4.0
Asset retirement obligations	25.0	21.4
Canadian tax loss carry forwards	35.1	-
Other	8.6	12.8
Future income tax assets	75.1	38.2
Future income tax liabilities
Capital assets carrying value in excess of tax basis	237.2	229.8
Other	18.3	20.3
Future income tax liabilities	255.5	250.1
Net long-term future income tax liability	$180.4	$211.9

84 | 2004 Annual Report

As at December 31, 2004 Canadian income tax loss carry forwards total $226.8 million and expire in the years 2010 and 2011. For future income tax purposes, these losses were off-set by $140.1 million of accrued taxable income contributed by EVCP. The Corporation has recorded a future tax asset of $35.1 million to reflect the benefit of the remaining loss carry forwards on the basis that they are more likely than not to be realized in future periods.

A foreign subsidiary has income tax loss carry forwards of $47.2 million, which expire in the years 2008 through 2010. No future tax asset has been recorded for the loss carry forwards on the basis that they are not likely to be realized in future periods.

11	COMMITMENTS AND CONTINGENCIES

F o r e i g n   e x c h a n g e   f o r w a r d   c o n t r a c t s

To manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The following table summarizes the Corporation's outstanding hedged positions at December 31, 2004.

	Amount Hedged (millions of U.S. dollars)
	Elk Valley Coal		Fording Inc.	Trust's Total	Average Exchange Rates
Year	100%	60%			(U.S.$1=CDN$)	(CDN$1=U.S.$)
2005	$355	$213	$216	$429	1.40	0.71
2006	95	57	53	110	1.44	0.69
2007	-	-	16	16	1.46	0.69
	$450	$270	$285	$555

At December 31, 2004, the Trust's portion of unrealized gains on foreign exchange forward contracts was $116.2 million (2003 - $124.1 million; 2002 - unrealized loss of $111.3 million) based on the U.S. / Canadian dollar exchange rate of U.S.$0.83. The Trust's portion of realized gains on foreign exchange included in revenues in 2004 was $82.7 million (2003 - $41.4 million; 2002 - realized loss of $83.5 million).

L e a s e s

EVCP leases various mining equipment, vehicles and rail cars at several of its operations. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2004 the Trust's portion of these minimum payments is as follows:

(millions of dollars)	U.S. $	CDN $	Total CDN$ Equivalent
2005	$1.5	$10.0	$11.8
2006	1.5	2.9	4.7
2007	1.5	0.7	2.5
2008	1.5	0.7	2.5
2009 and thereafter	1.7	0.3	2.4
	$7.7	$14.6	$23.9

U.S. dollar commitments have been translated to the Canadian dollar equivalent at the year-end U.S. / Canadian dollar exchange rate of U.S.$0.83.

C r e d i t   r i s k   m a n a g e m e n t

Export-coal sales represent the principal component of EVCP's revenues. Coal is sold under contract or in the spot market to approximately 60 customers worldwide, which are primarily steel producers. Coal sales are contracted in U.S. dollars and terms of payment vary from three to 60 days. To manage its credit risk, EVCP obtains,

2004 Annual Report | 85

to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base.

The Trust, directly and through its interest in EVCP, is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Trust and EVCP deal with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

F a i r   v a l u e s

The carrying amounts of short-term financial assets and liabilities as presented in the balance sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $205.2 million at December 31, 2004 is considered to be a reasonable estimate of fair value due to the floating interest rate of the debt.

The book value of unitholders' equity of $282.0 million at December 31, 2004 is stated at historical amounts. The fair market value of the Trust's outstanding units, or its market capitalization, was $4.5 billion based on the number of units outstanding and the closing price of units traded on the Toronto Stock Exchange on the same date.

S e c u r i t i z a t i o n   o f   r e c e i v a b l e s

EVCP has entered into an agreement, allowing it to sell on a non-recourse basis certain of its U.S. dollar receivables for 100% of the invoiced amount less the applicable market financing rate as applied to the period from the date of discount to the date of maturity of the receivable. In selling a receivable, EVCP assigns ownership of the receivable and its interest in any applicable trade credit insurance coverage. Deductibles under the insurance policy are the responsibility of EVCP. The cost of the discounting is recorded as other expense. The Trust's share of receivables sold in 2004 amounted to U.S.$189.1 million (2003 - U.S.$264.3 million). The Trust's portion of accounts receivable sold and outstanding under this agreement as at December 31, 2004 amounted to U.S.$13.9 million (2003 - U.S.$24.4 million).

E l k v i e w   P a r t n e r s h i p

A letter of intent has been entered into between EVCP, Nippon Steel Corporation (NSC) and POSCO which contemplates that NSC and POSCO will each acquire a 2.5% equity interest in the Elkview mine for proceeds of U.S.$25 million. Closing of the transaction is subject to board approvals, due diligence, the negotiation and settlement of binding agreements and other customary conditions.

W e s t b o u n d   r a i l   r a t e s

Rail service to the five mines located in the Elk Valley is provided by the Canadian Pacific Railway Company (CPR). Service to the Fording River, Greenhills and Coal Mountain mines is provided pursuant to an agreement expiring March 31, 2007. The agreement provides for rail rates to be adjusted annually based on the rail rates paid by the Elkview and Line Creek mines. The agreements for rail service to the Elkview and Line Creek mines expired March 31, 2004 and Elk Valley Coal and CPR disagree on the manner in which freight rates for coal shipped to west coast ports from the five mines is to be determined. Legal proceedings in relation to the dispute have been initiated by CPR in both the Alberta Courts and before the Canadian Transportation Agency. In January 2005, Elk Valley Coal and CPR agreed to engage in a confidential non-binding mediation process to attempt to resolve the dispute; discussions are ongoing at the time of this report.

As at December 31, 2004, a reasonable provision for rail rates has been accrued.

CPR has stated that the dispute is not expected to adversely affect the shipment of coal from the Elk Valley mines. Regardless of the outcome of the dispute, future rail rates charged to Elk Valley Coal are expected to increase in 2005 as compared to 2004.

C a r d i n a l   R i v e r   o p e r a t i o n s

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have applied to the Federal Court seeking a further

86 | 2004 Annual Report

environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain approvals issued by Alberta Environment in connection with the project. The Environmental Appeal Board heard the appeal in mid-January and the parties are awaiting a decision.

While unanticipated, negative decisions related to these legal issues could impact future operations at the site, EVCP continues to monitor progress on these legal issues, and does not expect that outcomes from these proceedings represent a material risk to the ongoing mining of the Cheviot Creek pit.

C h a n g e   o f   c o n t r o l   a g r e e m e n t s

Old Fording entered into Change of Control Agreements (agreements) with certain members of its senior management in connection with becoming a public company in 2001. Seven of the agreements were assumed by EVCP under the Arrangement. The Arrangement also constituted a change in control for the purposes of the agreements. If an executive who is a party to an agreement resigns or is terminated without cause prior to March 1, 2006, such executive will be entitled to the severance benefits provided for by the agreement. The severance benefits generally provide for two years salary, benefits and bonuses except that the former President and Chief Executive Officer of Old Fording is entitled to three years salary, benefits and bonuses.

As of December 31, 2004, four executives had exercised their agreements including the former President and Chief Executive Officer of Old Fording. Of the three remaining agreements, one has been extended to permit the executive to be entitled to the severance benefits if the executive resigns or is terminated without cause prior to March 1, 2009. No provision has been accrued for the contingent liability related to the agreements that were outstanding on December 31, 2004. The liability is charged to earnings in the period in which the resignation, retirement or termination occurs. The Trust's share of the contingent liability, which is dependent on the achievement of certain future financial results, ranges between $5.0 million to $7.0 million. Compensation expense related to these agreements of $6.9 million (2003 - $2.9 million) was recorded in selling, general and administration expenses during 2004.

N e p t u n e   T e r m i n a l s   g u a r a n t e e / a s s e t   r e t i r e m e n t   o b l i g a t i o n s

By virtue of its ownership in Neptune Terminals EVCP is required to guarantee its share of bank indebtedness of the terminal. The Trust's proportionate share of the guarantee was $10.3 million. The Trust's share of Neptune Terminal's asset retirement obligation was $6.9 million at December 31, 2004.

O t h e r

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

12	UNITHOLDERS' EQUITY

A u t h o r i z e d

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

2004 Annual Report | 87

T r u s t   u n i t s

(millions of units and Canadian dollars)	Units	Shares	Amount
Balance at December 31, 2002	-	50.7	$122.4
Shares issued under stock option plans	-	0.1	0.5
Shares repurchased as part of the Arrangement	-	(10.7)	(26.0)
Small non-board lot shares repurchased	-	(0.1)	(0.1)
Units exchanged for shares of the Corporation	40.0	(40.0)	-
Units issued for Luscar/Consol assets	6.4	-	224.0
Units issued on exercise of options	0.5	-	11.8
Payments arising under the Arrangement	-	-	(75.3)
Balance at December 31, 2003	46.9	-	257.3
Units issued on exercise of options	0.1	-	0.8
Units issued pursuant to units offering	2.0	-	99.0
Other	-	-	0.6
Balance at December 31, 2004	49.0	-	$357.7

In April 2004, the Trust issued 2.0 million units from treasury at $52.50 per unit. The units offering provided net proceeds of $99.0 million, which was used to repay a portion of long-term bank debt.

The following transactions occurred as a result of the Arrangement in 2003:

  Repurchase and cancellation of 10.7 million Old Fording shares at $35.00 per share for a total consideration of $375.0 million. Capital stock was charged $26.0 million for the average carrying value for the shares redeemed and the remaining $349.0 million was charged to retained earnings.
  Repurchase and cancellation of 0.1 million Old Fording small non-board lot shares at $33.33 per share for a total consideration of $2.1 million. Capital stock was charged $0.1 million for the average carrying value and retained earnings were charged with the remaining $2.0 million.
  Exchange of 40.0 million shares of Old Fording for an equivalent number of units of the Trust.
  Issuance of 6.4 million units at $35.00 per unit in partial consideration for the metallurgical coal assets from the Luscar/CONSOL joint ventures.
  Payments in aggregate, of $75.3 million were made to Sherritt, OTPP, Teck Cominco, Westshore Terminals and CONSOL under the Arrangement.

A c c u m u l a t e d   c a s h   d i s t r i b u t i o n s

(millions of Canadian dollars)	Year ended December 31 2004	Ten months ended December 31 2003[1]
Opening accumulated cash distributions	$210.3	$-
Distributions declared and payable	213.5	210.3
Closing accumulated cash distributions	$423.8	$210.3
1 The period from the formation of the Trust to December 31, 2003

Accumulated cash distributions exceed accumulated earnings of the Trust. Further, payments to unitholders' from cash available for distribution have exceeded net income. If this situation remains unchanged, unitholders equity will continue to decline from present levels. In addition, the Arrangement that occurred in 2003 resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At

88 | 2004 Annual Report

the time of the Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the relative impact of cash distributions on unitholders' equity would not be as significant.

F o r e i g n   c u r r e n c y   t r a n s l a t i o n   a d j u s t m e n t s

	As at December 31
(millions of Canadian dollars)	2004	2003
Balance - beginning of year	$13.4	$34.5
Change in foreign currency translation rates on foreign subsidiaries	(5.9)	(21.1)
Balance - end of year	$7.5	$13.4

E a r n i n g s   p e r   u n i t

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding in 2004 for purposes of calculating earnings per unit on a basic and fully diluted basis was 48.5 million units (2003 - 47.4 million; 2002 - 51.4 million).

Earnings per unit are calculated based upon a continuity of interest from Old Fording to the Trust. The effect of this is to treat shares and units interchangeably.

For the year ended December 31, 2002, the dilutive effect of 0.2 million stock options was excluded from the diluted earnings per shares calculations on the basis that they would have been anti-dilutive to the loss per share.

13	UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements, including an exchange option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. Certain exchange options also have accompanying unit appreciation rights. These plans resulted in compensation expense of $2.3 million in 2004 (2003 - $0.9 million; 2002 - $3.4 million).

E x c h a n g e   O p t i o n   P l a n

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan. The Trust has not granted any options since its formation.

	Unit Options		Stock Options		Directors Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options - Jan. 1, 2003	-	$-	695,188	$19.73	80,000	$25.28
Exchanged for unit options	713,210	18.35	(633,210)	20.48	(80,000)	25.28
Exercised	(624,498)	18.93	(41,769)	11.83	-	-
Cancelled or expired	(3,394)	6.78	(20,209)	12.72	-	-
Outstanding - Dec. 31, 2003	85,318	14.56	-	-	-	-
Exercised	(34,386)	16.19	-	-	-	-
Cancelled or expired	(2,985)	7.84	-	-	-	-
Outstanding - Dec. 31, 2004	47,947	$13.81	-	$-	-	$-

2004 Annual Report | 89

At December 31, 2004, the details of options outstanding, all of which are exercisable, were as follows:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$7 - 10	22,972	4.0	$9.08
11 - 13	14,405	2.9	11.74
18 - 28	10,570	7.3	26.92
$7 - 28	47,947	4.4	$13.81

E m p l o y e e   U n i t   P u r c h a s e   P l a n

An employee unit purchase plan is in place whereby contributions by employees of the Corporation and EVCP are used to purchase units of the Trust on the open market for the employee. The cost of the plan is included in the compensation expense, and is recognized over a one-year vesting period.

The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee.

The total number of units purchased on behalf of the employees, including the employer's contributions, was 32,619 units (2003 - 62,910 units; 2002 - 134,693 units) with the Trust's portion costing $0.3 million (2003 - $0.3 million; 2002 - $1.3 million).

U n i t   E q u i v a l e n t   P l a n

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents are granted at fair market value, which is determined using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. There were 7,856 units awarded during the year (2003 - 20,790 units). The total charge to income for the year was $2.0 million (2003 - $0.6 million) and included the cost of vested unit equivalents and any changes in the fair value of the units during the year.

14	OTHER, NET

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Interest and investment income	$3.1	$4.9	$0.1
Change in inventory valuation (note 3)	10.8	-	-
Provision for asset write-down	-	-	(140.0)
Other	3.1	1.2	-
	$17.0	$6.1	$(139.9)

P r o v i s i o n   f o r   a s s e t   w r i t e - d o w n

In 2002, Old Fording assessed the recoverability of its investment in the NYCO operations in Mexico following a history of operating losses and uncertainty around future improvement. The projected undiscounted future net cash flows of these assets were less than the carrying value. Accordingly, a provision for asset impairment of $140.0 million was recorded. Estimates of undiscounted future net cash flows are subject to significant uncertainties and assumptions, therefore actual results could vary significantly from such estimates. The excess of tax basis over net book value created by the write-down was not recognized. The only tax effect recognized on the write-down was the reversal of a $2.8 million future tax liability associated with related assets recorded in Canada. The write-down has been reflected in the asset balance of the NYCO segment in note 18.

90 | 2004 Annual Report

15	GAIN (LOSS) ON CORPORATE REORGANIZATION

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Corporate reorganization
Reduction of interest in EVCP	$(37.5)	$-	$-
Gain on sale of interest in EVCP	-	70.7	-
Reorganization costs related to the Arrangement	-	(22.0)	(11.5)
	$(37.5)	$48.7	$(11.5)
Discontinued operations
Gain on sale of assets, net of taxes (2003 - $56.3)	$-	$76.0	$-
Earnings prior to disposal, net of taxes (2003 - $1.4; 2002 - $6.0)	-	2.7	18.9
	$-	$78.7	$18.9

R e d u c t i o n   o f   i n t e r e s t   i n   E V C P

EVCP was initially owned 65% by the Trust and 35% by Teck Cominco, the Managing Partner. The agreement governing EVCP provided for an increase in Teck Cominco's interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. The June 2004 report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco's interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust's distribution entitlement was reduced to 62% effective April 1, 2004, and will be reduced to 61% on April 1, 2005, and 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco's entitlements will increase correspondingly over the same period.

A net $37.5 million non-cash charge to earnings was recorded in the second quarter of 2004 to account for the entire 5% reduction of the Trust's interest in EVCP. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the next two years.

Results of operations commencing with the second quarter of 2004 reflect the Trust's 60% interest in EVCP, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

G a i n   o n   s a l e   o f   i n t e r e s t   i n   E V C P

During 2003, the Corporation contributed its metallurgical coal assets, which included Old Fording's interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in EVCP and $125.0 million as part of the Arrangement. This transaction resulted in a $70.7 million gain to the Trust.

The Trust incurred costs of $22.0 million in 2003 and $11.5 million in 2002 related to the Arrangement.

D i s c o n t i n u e d   o p e r a t i o n s

During 2003, the Prairie assets of Old Fording were sold for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels of up to 5% of gross revenue from such expansion. This sale resulted in a $132.3 million gain, before taxes of $56.3 million. These assets have been classified as discontinued operations.

The income net of taxes from these operations for 2003 prior to the sale was $2.7 million and $18.9 million in 2002.

2004 Annual Report | 91

During 2002 the Corporation expensed $8.2 million of capitalized costs relating to a proposed power project. Due to the state of economic and environmental uncertainties in the power industry the future recovery of the project costs was uncertain. This project is part of discontinued operations in 2002.

16	SUPPLEMENTAL INFORMATION

C h a n g e s   i n   n o n - c a s h   w o r k i n g   c a p i t a l

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Decrease (increase) in current assets
Accounts receivable	$(6.2)	$(20.4)	$6.8
Inventory	18.6	44.5	(32.9)
Prepaid expenses	(0.9)	7.3	(3.4)

Increase (decrease) in current liabilities
Accounts payable, excluding capital accruals	47.2	9.3	(3.5)
Other	5.5	(4.8)	1.5
	$64.2	$35.9	$(31.5)

F i n a n c i n g   a c t i v i t i e s   r e l a t e d   t o   d i s t r i b u t i o n s   a n d   d i v i d e n d s

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Distributions declared	$(213.5)	$(210.3)	$-
Dividends declared	-	-	(28.2)
Increase in distributions payable	16.8	46.9	-
Distributions or dividends paid	$(196.7)	$(163.4)	$(28.2)

I n t e r e s t   i n   j o i n t   v e n t u r e s

A portion of the Corporation's mining activities are conducted through its interests in joint ventures. As disclosed in note 2, these are accounted for on a proportionate consolidation basis. The financial statements include the Corporation's proportionate share of joint venture activities as follows but do not include results from discontinued operations that were conducted through joint ventures.

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Revenues	$1,089.7	$866.8	$101.3
Operating and other expenses	930.2	761.1	101.3
Net income	$159.5	$105.7	$-

Current assets	$224.1	$188.5	$26.3
Long-term assets	559.3	574.0	117.9
Current liabilities	127.2	82.2	11.1
Long-term obligations	93.1	86.5	-

Cash from operating activities	263.0	174.9	8.1
Cash used in (from) financing activities	(60.6)	(24.7)	(17.5)
Cash used in investing activities	(161.1)	(133.1)	25.6

92 | 2004 Annual Report

C a s h   t r a n s a c t i o n s

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Income taxes paid	$21.1	$26.2	$59.1
Interest paid	$13.3	$15.3	$5.5

17	RELATED PARTY TRANSACTIONS

Subsequent to the Arrangement, EVCP entered into an agreement with its Managing Partner for the provision of certain management services in the ordinary course of business. EVCP also sells coal to the Managing Partner at market prices. The Trust's share of related party revenues for 2004 were $3.1 million (2003 - $1.8 million). Cost of sales included $0.7 million (2003 - $0.8 million) and selling, general and administrative expense included $0.3 million (2003 - $0.1 million). Also, EVCP accepted the transfer of the Quintette mine assets and purchased certain other assets of the Managing Partner related to the Quintette mine on December 31, 2004. The purchased assets were aquired at fair market value, and the Trust's share of the cost was $1.3 million. The transfer of Quintette mine assets, including the real property, coal leases, permits and licenses was provided for in the Arrangement and was to occur when the Managing Partner had completed the reclamation of the mine site. EVCP agreed to an earlier transfer of the Quintette mine assets before reclamation was completed in return for an agreement by the Managing Partner to complete the reclamation and provide EVCP with an indemnity against any liability arising from the early transfer. Related party receivables and payables with the Managing Partner were $0.4 million and $0.2 million respectively at December 31, 2004.

EVCP makes shipments of coal through Neptune Terminals in the normal course of operations, on a cost of service basis. The Trust's share of these costs are included in transportation and other costs and totalled $8.7 million during 2004 (2003 - $8.3 million). Related party receivables and payables related to this entity were $0.2 million and $2.0 million respectively at December 31, 2004.

2004 Annual Report | 93

18	SEGMENT INFORMATION

	Elk Valley Coal			NYCO			Corporate			Total
(millions of Canadian dollars)	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Earnings
Revenues
Canada domestic	$42.0	$37.3	$40.5	$-	$-	$-	$-	$-	$-	$42.0	$37.3	$40.5
Canada export	1,076.4	958.3	773.3	-	-	-	-	-	-	1,076.4	958.3	773.3
Foreign	-	-	-	49.1	48.1	55.7	-	-	-	49.1	48.1	55.7
	1,118.4	995.6	813.8	49.1	48.1	55.7	-	-	-	1,167.5	1,043.7	869.5
Cost of product sold	(428.2)	(422.0)	(310.7)