Form 40-F/A
period 2004-12-31
FORDING CANADIAN COAL TRUST
filed 2005-04-21
CIK 1158113

As filed with the Securities and Exchange Commission on April 20, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 40-F/A

(Check One)

Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]

Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission file number 1-15230

FORDING CANADIAN COAL TRUST

(Exact Name of Registrant as Specified in its Charter)

ALBERTA (Province or Other Jurisdiction of Incorporation or Organization)	1221 (Primary Standard Industrial Classification Code Number)	98-0393766 (I.R.S. Employer Identification Number, if applicable)

Suite 1000, 205 - 9th Avenue SE, Calgary, Alberta T2G 0R3, (403) 260-9800

(Address and Telephone Number of Registrant's Principal Executive Offices)

Brad R. Johnston, General Manager, NYCO Minerals, Inc.

124 Mountain View Drive, Willsboro, New York 12996-0368, (518) 963-4262

(Name, Address and Telephone Number of Agent for Service in the United States)

________________________________

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

[X]  Annual Information Form

[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2004, there were 48,980,479 Units of the issuer outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

82 - _______

No

[X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No

Explanatory Note

Fording Canadian Coal Trust (the "Trust") is filing this Form 40-F/A to include certain Exhibits that were inadvertently either not included, or not included in their entirety, in the Trust's original filing on Form 40-F made on March 31, 2005. This situation resulted from a technical error that occurred when the third-party service provider retained by the Trust to undertake its EDGAR filings was loading the file provided by the Trust, and containing the complete filing, onto a submission template resulting in an incomplete filing.  The Issuer became aware on April 19, 2005 that the original filing was incomplete and accordingly, is updating its original filing with this amendment.

The following Exhibits were either incomplete, or were omitted from the original filing but are included, in their entirety, in this filing:

Exhibit "B"

Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2004 and 2003 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004 (including a reconciliation to US GAAP).

Exhibit "C"

2004 Management Discussion and Analysis.

Exhibit "D"

Consent of the Independent Accountants.

Exhibit "E"

Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit "F"

Section 906 certification of James L. Popowich, the President, and Ronald A. Millos, the Vice-President and Chief Financial Officer.

The Trust notes that complete versions of Exhibits "B and "C" were filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on March 14, 2005, and that Exhibit "E" was filed on SEDAR on March 29, 2005. Complete versions of Exhibits "B" and "C" were filed on EDGAR on March 21, 2005.

Information to be Filed on This Form

Exhibit

Description

"A"

2004 Annual Information Form.

"B"

Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2004 and 2003 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004 (including a reconciliation to US GAAP).

"C"

2004 Management Discussion and Analysis.

"D"

Consent of Independent Accountants.

"E"

Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

"F"

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

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Trust and Fording Inc. have adopted a Joint Code of Business Conduct that applies to all employees, including the Trust's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  This code is available on the Trust's web site at www.fording.ca and in print to any unitholder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Trust's web site and provided in print to any unitholder who requests them.  There were no waivers of the Joint Code of Business Conduct in 2004.

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

Principal Accounting Fees and Services

The following is a summary of professional services provided by the Trust's principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2003 and 2004, and the related fees:

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

Pre-approval Policies and Procedures

All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed.  The Audit Committee has considered the compatibility of the non-audit services provided by the Trust's principal auditors with auditor independence.

Off-Balance Sheet Arrangements

Reference is made to the section titled "Other Information - Off-Balance Sheet Arrangements" in the 2004 Management Discussion and Analysis attached as an Exhibit hereto.

Contractual Obligations

Reference is made to the contractual obligations table included in the section titled "Liquidity and Capital Results" in the 2004 Management Discussion and Analysis attached as an Exhibit hereto.

New York Stock Exchange Corporate Governance Disclosures

In 2004, the Trust had four independent trustees and three non-independent trustees, within the meaning of the rules of the New York Stock Exchange.  A majority of the trustees will be independent after the Trust's annual meeting in 2005 in the event that all of the candidates nominated by the Trust's Governance Committee are elected.  A majority of the directors of Fording Inc. are independent, within the meaning of the rules of the New York Stock Exchange.

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

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 20, 2005

FORDING CANADIAN COAL TRUST

By:

/s/ James Frederick Jones

James Frederick Jones

Trust Secretary

Exhibit D
Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of Fording Canadian Coal Trust of our report dated February 28, 2005 and our Comment by Auditors for US Readers on Canada-US Reporting Differences also dated February 20, 2005 relating to the consolidated financial statements, which appears in the Annual Report to Unitholders.

PricewaterhouseCoopers LLP
Calgary, Alberta, Canada

Date:  March 31, 2005

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

Date:  March 31, 2005

/s/ James L. Popowich

James L. Popowich

President

I, Ronald A. Millos, Vice-President and Chief Financial Officer, certify that:

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

Date:  March 31, 2005

/s/ Ronald A. Millos

Ronald A. Millos,

Vice-President and Chief Financial Officer

Exhibit F*
Certification Pursuant to 18 U.S.C. Section 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

In connection with the Annual Report on Form 40-F of Fording Canadian Coal Trust (the "Company") for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James L. Popowich, the President, and Ronald A. Millos, the Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

6.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

7.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 31, 2005

/s/ James L. Popowich

James L. Popowich

President

/s/ Ronald A. Millos

Ronald A. Millos

Vice-President and Chief Financial Officer

______________________________________________________________________________

A signed original of this written statement required by Section 906 has been provided to Fording Canadian Coal Trust and will be retained by Fording Canadian Coal Trust and furnished to the Securities and Exchange Commission or its staff upon request.

* This exhibit is "furnished" and not "filed" for the purposes of Section 18 of the Exchange Act

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

2004 Annual Report | 93

18	SEGMENT INFORMATION

	Elk Valley Coal			NYCO			Corporate			Total
(millions of Canadian dollars)	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Earnings
Revenues
Canada domestic	$42.0	$37.3	$40.5	$-	$-	$-	$-	$-	$-	$42.0	$37.3	$40.5
Canada export	1,076.4	958.3	773.3	-	-	-	-	-	-	1,076.4	958.3	773.3
Foreign	-	-	-	49.1	48.1	55.7	-	-	-	49.1	48.1	55.7
	1,118.4	995.6	813.8	49.1	48.1	55.7	-	-	-	1,167.5	1,043.7	869.5
Cost of product sold	(428.2)	(422.0)	(310.7)	(26.2)	(26.8)	(30.8)	-	-	-	(454.4)	(448.8)	(341.5)
Transportation and other	(442.2)	(378.4)	(318.4)	(7.0)	(6.2)	(7.9)	-	-	-	(449.2)	(384.6)	(326.3)
Selling, general and administration	(20.3)	(14.9)	(8.6)	(5.2)	(5.6)	(6.7)	(7.3)	(5.4)	(7.2)	(32.8)	(25.9)	(22.5)
Depreciation and depletion	(53.0)	(53.0)	(51.6)	(5.0)	(5.7)	(10.7)	(2.7)	(2.6)	(1.6)	(60.7)	(61.3)	(63.9)
Income (loss) from operations	174.7	127.3	124.5	5.7	3.8	(0.4)	(10.0)	(8.0)	(8.8)	170.4	123.1	115.3
Interest expense	(1.1)	(2.1)	-	(0.1)	(0.1)	(0.5)	(11.6)	(12.9)	(5.1)	(12.8)	(15.1)	(5.6)
Other income (expense)	12.3	1.8	0.1	0.5	-	(133.3)	4.2	4.3	(6.7)	17.0	6.1	(139.9)
Corporate reorganization	-	-	-	-	-	-	(37.5)	48.7	(11.5)	(37.5)	48.7	(11.5)
Income taxes (expense) recovery	15.4	1.8	(49.0)	(2.4)	(2.4)	(0.9)	-	-	-	13.0	(0.6)	(49.1)
Income (loss) before discontinued operations	$201.3	$128.8	$75.6	$3.7	$1.3	$(135.1)	$(54.9)	$32.1	$(32.1)	$150.1	$162.2	$(90.8)

Assets Employed
Canadian	$785.9	$853.9	$656.8	$-	$-	$-	$87.3	$40.4	$116.4	$873.2	$894.3	$773.2
Foreign	-	-	-	95.0	105.1	136.2	-	-	-	95.0	105.1	136.2
Total	$785.9	$853.9	$656.8	$95.0	$105.1	$136.2	$87.3	$40.4	$116.4	$968.2	$999.4	$909.4

Capital Expenditures
Canadian	$71.6	$11.0	$30.6	$-	$-	$-	$-	$7.5	$17.3	$71.6	$18.5	$47.9
Foreign	-	-	-	1.2	1.9	3.6	-	-	-	1.2	1.9	3.6
Total	$71.6	$11.0	$30.6	$1.2	$1.9	$3.6	$-	$7.5	$17.3	$72.8	$20.4	$51.5

94 | 2004 Annual Report

The Trust had two operating segments at the end of 2004, Elk Valley Coal, and NYCO.

Elk Valley Coal's principle activities are the mining and processing of metallurgical coal for export. Subsequent to February 28, 2003, this segment represents the Trust's indirect 65% interest in EVCP until April 1, 2004, and 60% interest thereafter. Prior to February 28, 2003, this segment was referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain.

NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

Corporate costs, hedging gains and losses, and other items recorded in the Corporation but related to a particular segment are included in that segment as appropriate.

Prior to February 28, 2003, Old Fording had a third operating segment. The Prairie Operations primarily mined thermal coal for mine-mouth power plants and collected royalties from third-party mining at Old Fording's mineral reserves. This operating segment was sold as part of the Arrangement and results have been reflected as discontinued operations for comparative purposes.

The Trust's reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment. Information by segment is provided in the above table.

The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies in note 2. Total assets and additions to capital assets related to discontinued operations are included in corporate and other.

The number of customers who account for greater than 10% of revenues are as follows:

	Years ended December 31
	2004	2003	2002
Number of customers contributing greater than 10% of metallurgical coal segment revenues	1	1	2
% of revenue from these customers	10.2%	10.3%	26.9%

E c o n o m i c   d e p e n d e n c e

Substantially all of EVCP's export coal is transported to customers and port facilities by one rail company for which there are limited alternatives. Most of the EVCP's export sales were loaded through one port facility, for which there are limited cost-effective alternatives. The cost of securing additional facilities and services of this nature would significantly increase transportation and other costs. In addition, interruption of rail or port

2004 Annual Report | 95

services would significantly limit EVCP's ability to operate. To the extent that alternative sources of transportation and port services could be found, it would increase transportation and other costs.

19	UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (U.S. GAAP) relating to measurement and recognition are explained below, along with their effect on the Trust's statements of consolidated income and consolidated balance sheets. There are no material differences on the consolidated statements of cash flows. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

A )   D e r i v a t i v e   i n s t r u m e n t s   a n d   h e d g i n g

For U.S. GAAP purposes, the Trust adopted FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) effective January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives' fair values are recognized in current period net income unless specific hedge accounting criteria are met. As of December 31, 2001, management had not designated any instruments as hedges for U.S. GAAP purposes under FAS 133. Effective January 1, 2002, the Corporation chose to designate all new foreign exchange forward contracts as hedges under FAS 133 and implement hedge accounting for those contracts. Forward contracts designated as hedges will not impact current period earnings under U.S. or Canadian GAAP.

B )   S t a r t - u p   c o s t s

U.S. GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

C )   E m p l o y e e   f u t u r e   b e n e f i t s

In accordance with FASB Statement No. 87 "Employers' Accounting for Pensions" an additional pension liability was recorded for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets recorded under Canadian GAAP. The increase in liabilities required for U.S. GAAP is charged or credited to other comprehensive income net of related income taxes.

D )   C o m p r e h e n s i v e   i n c o m e

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

E )   A s s e t   r e t i r e m e n t   o b l i g a t i o n s

In June 2001, FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). In January 2004 the Trust adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which brings Canadian GAAP substantially in line with U.S. standards. However, the Trust adopted FAS 143 for the year beginning January 1, 2003, thus net income and balance sheets adjustments were required under U.S. GAAP to recognize the cumulative effect of the application of the standard.

Certain 2003 comparative figures, with regards to FAS 143 have been restated to reflect changes in the cumulative effect of the application of FAS 143 and goodwill. The change corrects the retroactive application of accounting for asset retirement obligations. This results in a decrease in goodwill of $5.7 million and a decrease in the cumulative effect of the application of FAS 143 for the same amount.

96 | 2004 Annual Report

F )   S t o c k - b a s e d   c o m p e n s a t i o n

Under FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation", a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. Options to purchase units in the Trust and, prior to the reorganization, options to purchase shares in Old Fording had a different intrinsic value before and after going public. Canadian GAAP does not require revaluation of these options. The additional expense required under U.S. GAAP increases other paid in equity.

G )   J o i n t   v e n t u r e s

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust's interests in joint ventures is presented in note 16. There are no material differences between the information in note 16 prepared under Canadian GAAP and U.S. GAAP.

H )   D i s c l o s u r e   o f   G u a r a n t e e s

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

I )   V a r i a b l e   i n t e r e s t   e n t i t i e s

FIN 46, "Consolidation of Variable Interest Entities," provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. FIN 46 is effective for fiscal years beginning on or after January 1, 2004. The Trust has evaluated the principles within the guidance for this standard and determined that there are no implications to the reporting practises of the Trust.

2004 Annual Report | 97

J )   C o n s o l i d a t e d   S t a t e m e n t   o f   C a s h   F l o w s

Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

		Years ended December 31
(millions of Canadian dollars)	REF	2004	2003	2002
Net income (loss) - Canadian GAAP		$150.1	$240.9	$(71.9)
Increased (decreased) by
Derivative instruments - foreign exchange forward contracts	A	(27.5)	167.5	78.5
Start-up costs	B	(3.9)	-	-
Stock-based compensation expense	F	-	(3.3)	(1.8)
Accretion expense	E	-	-	0.5
Depreciation expense	E	-	-	1.3
Income tax (expense) recovery on the above items		12.7	(67.9)	(23.9)
Income (loss) before cumulative effect of the application of FAS 143		131.4	337.2	(17.3)
Cumulative effect of the application of FAS 143 net of tax of $4.6 million	E	-	6.7	-
Net income (loss) - United States GAAP		$131.4	$343.9	$(17.3)

Other comprehensive income
Pension costs net of tax of $2.5 million (2003 - $0.6; 2002 - $3.5)	C	$(3.7)	$0.9	$(4.7)
Unrealized gain (loss) on derivative instruments - foreign exchange forward contracts net of tax of $7.9 million(2003 - $36.7; 2003 - $2.6)	A	11.7	49.8	(3.6)
Foreign currency translation adjustments	D	5.9	(21.1)	(2.8)
Comprehensive income (loss)		$145.3	$373.5	$(28.4)
Basis and diluted earnings (loss) per share		$3.00	$7.88	$(0.34)

98 | 2004 Annual Report

Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

		As at December 31
(millions of Canadian dollars)	REF	2004	2003
Assets
Current assets
Derivative instruments - foreign exchange forward contracts	A	$85.6	$61.6
Non-current assets
Capital assets	B/E	(3.9)	(0.8)
Derivative instruments - foreign exchange forward contracts	A	30.8	62.5
Total assets		$112.5	$123.3
Liabilities and unitholders' equity
Deferred liabilities
Pension liability	C	13.4	7.2
Deferred income tax liability		40.2	47.0
		53.6	54.2
Unitholders' equity
Other paid-in capital	F	-	8.3
Foreign currency translation adjustments	D	(7.5)	(13.4)
Accumulated other comprehensive income	D	51.5	43.9
Accumulated earnings		14.9	30.3
		58.9	69.1
Total liabilities and unitholders' equity		$112.5	$123.3

2004 Annual Report | 99

Exhibit C
2004 Management Discussion and Analysis.

F O R D I N G   C A N A D I A N   C O A L   T R U S T

Management's discussion and analysis

T A B L E O F C O N T E N T S

Overview

Strategy and Key Performance Indicators

Results of Operations

Summary of Quarterly Results

Outlook

Liquidity and Capital Results

Other Information

Critical Accounting Estimates

Financial and Other Instruments

Risks and Uncertainties

2004 Annual Report | 29

Forward-looking information

This annual report, including management's discussion and analysis, contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, Fording Canadian Coal Trust's (the Trust) expectations, intentions, plans and beliefs. Forwardlooking information can often be identified by forwardlooking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

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

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving the geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Trust cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed on pages 60 to 68 and in the Trust's public filings with the Canadian securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases, and with the United States Securities and Exchange Commission, including its most recent annual report on form 40-F as supplemented by its filings on form 6-K. Copies of the Trust's Canadian public filings, including its annual information form are available at www.sedar.com. The Trust's U.S. public filings are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information.

30 | 2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS management's discussion and analysis, dated March 2, 2005, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Trust and its subsidiaries on a consolidated basis. The Plan of Arrangement (Arrangement) that established the Trust has been accounted for as a continuity of interests whereby the Consolidated Financial Statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost. These financial statements reflect the results of operations and cash flows of Old Fording to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. The Trust has accounted for its interest in Elk Valley Coal as a joint venture, using the proportionate consolidation method of accounting. Due to the conversion into an income trust, the resulting change in assets, and the reduction of the Trust's interest in Elk Valley Coal, which is discussed below, certain information included in the consolidated financial statements for prior periods may not be directly comparable to information subsequent to that date.

The information in this management's discussion and analysis should be read together with the Consolidated Financial Statements, the notes thereto and other public disclosures of the Trust and Old Fording. Additional information relating to the Trust, including the Trust's annual information form, is available on SEDAR at www.sedar.com. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 19 to the Consolidated Financial Statements.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

N O N - G A A P     F I N A N C I A L     M E A S U R E S

This management's discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as cash available for distribution, distributable cash and net income before unusual items, future income taxes and discontinued operations do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

F O R D I N G     C A N A D I A N     C O A L     T R U S T

The Fording Canadian Coal Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust was established in connection with the Arrangement that became effective on February 28, 2003. It is one of the largest income trusts in Canada, and its units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG).

The Trust does not carry on any active business. Through its wholly owned operating subsidiary, Fording Inc., the Trust holds a 62% interest in the metallurgical coal operations owned by Elk Valley Coal Partnership and a 100%

2004 Annual Report | 31

interest in the industrial mineral operations owned by the NYCO companies. The Trust uses the cash it receives from these investments to make quarterly distributions to its unitholders.

At the time of the Arrangement, the Trust had a 65% interest in Elk Valley Coal. The partnership agreement permitted Teck Cominco to increase its interest in Elk Valley Coal by achieving a certain level of synergies considered to the advantage of the partners through its management of the partnership assets. Teck Cominco achieved the synergy objectives and the partners agreed that the Trust's interest would be reduced to 62% effective April 1, 2004 and will be reduced to 61% on April 1, 2005, and to 60% on April 1, 2006.

The Trust has accounted for the entire 5% reduction in its interest in Elk Valley Coal in its financial results effective April 1, 2004. The estimated additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006 will be included in cash available for distribution over the period ending March 31, 2006.

References to "we" and "our" in management's discussion and analysis are to the Trust and Fording Inc., and their consolidated interest in Elk Valley Coal and NYCO as the context requires.

E L K     V A L L E Y     C O A L

Elk Valley Coal is a general partnership between Fording Inc. and affiliates of Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world, with approximately 20% of the global market in 2004. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which accounts for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has six operating mines. It owns the Fording River, Coal Mountain, Elkview and Line Creek mines and an 80% interest in a joint venture which operates the Greenhills mine, all of which are located in the Elk Valley region of southeast British Columbia, and the Cardinal River mine in west central Alberta. Elk Valley Coal also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette mine and other coal resources in northeast British Columbia as well as a 46% interest in Neptune Terminals in Vancouver, British Columbia.

Elk Valley Coal accounted for 96% of the Trust's revenues in 2004. Our results pertaining to Elk Valley Coal consist of our interest in the operations of the Fording River, Greenhills, Coal Mountain, Elkview, Line Creek and Cardinal River mines as well as corporate costs related to these operations. This also includes hedging gains and losses, and mineral taxes that are recorded in Fording Inc. but attributable to Elk Valley Coal's earnings.

N Y C O

NYCO consists of subsidiaries of Fording Inc. that own wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. NYCO is the world's leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

NYCO accounted for 4% of the Trust's revenues in 2004.

32 | 2004 Annual Report

Overview

HIGHLIGHTS

SUMMARY
(millions of dollars, except per unit amounts)	2004	2003	2002
Revenues	$1,167.5	$1,043.7	$869.5

Income from operations	170.4	123.1	115.3

Net income (loss)	150.1	240.9	(71.9)

Add/subtract unusual items, future taxes and discontinued operations, net of income taxes
Loss (gain) on corporate reorganization	37.5	(48.7)	11.5
Change in inventory valuation	(10.8)	-	-
Future income tax (recovery) expense	(31.3)	(22.0)	6.8
Provision for asset write-down	-	-	140.0
Net income (loss) from discontinued operations	-	(78.7)	(18.9)
Net income before unusual items, future income taxes and discontinued operations	$145.5	$91.5	$67.5

Basic and diluted earnings (loss) per unit:
Net income (loss)	$3.09	$5.08	$(1.40)
Net income (loss) before discontinued operations	3.09	3.42	(1.77)
Net income before unusual items, future income taxes and discontinued operations	3.00	1.93	1.31

Cash distributions / dividends declared per unit[1]	4.40	4.49	0.55

Total assets	968.2	999.4	909.4

Total long-term debt	205.2	306.6	135.0
Coal sales (millions of tonnes)	15.3	15.3	12.3
Wollastonite sales (thousands of tonnes)	82.0	75.0	84.0
1 2002 includes dividends from Old Fording

REVENUE
(millions of dollars)
2004
2003
2002
2001
2000
$200
$400
$600
$800
$1000
$1200

INCOME FROM OPERATIONS
(millions of dollars)
2004
2003
2002
2001
2000
$50
$100
$150
$200

Metallurgical coal prices increased in 2004 due to the growth of the worldwide steel industry, creating strong demand at a time when existing coal productive capacity was constrained due to various operational issues and little additional coal supply was available. This was caused primarily by the continued growth of China as an importer of seaborne hard coking coal (compared to prior years when it was a net exporter), the high production rates of European and Japanese steel mills and the absence of significant new coal supply emerging quickly enough to

2004 Annual Report | 33

NET INCOME (LOSS)
(millions of dollars)
2004
2003
2002
2001
2000
-$50
0
$50
$100
$150
$200
$250

NET INCOME BEFORE UNUSUAL ITEMS, FUTURE INCOME TAXES AND DISCONTINUED OPERATIONS
(millions of dollars)
2004
2003
2002
2001
2000
$30
$60
$90
$120
$150

meet new demand. These factors caused unprecedented market shortages for metallurgical coal throughout 2004, which created the potential for historic high prices for the 2005 coal year.

Our revenues from operations in 2004 increased 12% from the prior year to nearly $1.2 billion. Contributing significantly to these results were higher coal prices resulting from improved coal markets. Realized Canadian dollar coal prices increased due to higher U.S. dollar coal prices and gains on foreign currency hedges, despite a stronger Canadian dollar. Higher revenues were partially reduced by higher cost of product sold, transportation and other costs, and selling, general and administration expenses. Income from operations increased 38% to $170 million in 2004 from $123 million in 2003. Net income was $150 million in 2004, a decrease from $241 million in 2003, in which net income included gains from a number of unusual items, future income taxes and discontinued operations.

Total assets remained roughly the same over the three years as there were no major transactions that impacted assets other than the Arrangement. In 2003, the Arrangement resulted in the Trust disposing of the prairie thermal coal assets and decreasing our overall interest in the three Fording mines while adding an interest in the additional mines gained through the Arrangement. Variances in total long-term debt were caused by the increase in 2003 for purposes of the Arrangement and the decrease in 2004 from proceeds of the equity issue.

Management believes that net income before unusual items, future taxes and discontinued operations represents a more comparable measure of our earnings from ongoing operations than net income. We believe this measure facilitates the understanding of the results of our operations and financial position. In 2004 and 2003, results included unusual items related to the formation of the Trust, which had a pronounced effect on the comparability of our results. These items increased net income by $5 million to $150 million in 2004 and provided $149 million of 2003 net income, which was $241 million. Favourable adjustments in 2004 for future income taxes and changes related to new accounting rules that affected the valuation of inventory were offset somewhat by the reduction from the change of the Trust's interest in Elk Valley Coal arising from the achievement of synergies from the Arrangement. Gains on the reorganization into the Trust and the sale of discontinued operations combined with a positive adjustment for future income taxes impacted net income in 2003.

CASH AVAILABLE FOR DISTRIBUTION
"One of the goals of the Arrangement was to unlock the value of the cash flows generated by Elk Valley Coal and NYCO."

One of the goals of the Arrangement was to unlock the value of the cash flows generated by Elk Valley Coal and NYCO. Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the primary contributor to distributable cash of the Trust.

For 2004, cash available for distribution was $182 million, or $3.82 per unit based on the number of outstanding units at the end of each quarter. This is an increase of 53% over 2003, our first year as a Trust, in which cash available for distribution was $119 million or $2.53 per unit for the ten months ended December 31, 2003. This contributed to total distributions paid of $214 million or $4.40 per unit in 2004 as compared with $210 million or $4.49 per unit in 2003. Two additional sources contributed cash amounts to payments to unitholders in 2003: a special distribution of $70 million or $1.50 per unit as part of

34 | 2004 Annual Report

the Arrangement and a cash flow benefit from a reduction of coal inventories contributed a total of $40 million or $0.85 per unit to cash paid or payable to unitholders. Available cash carried over by Fording Inc. from 2003 was nearly $19 million. In 2002, dividends of $28 million or $0.55 per share were paid to shareholders of Old Fording.

CASH AVAILABLE FOR DISTRIBUTION
(millions of dollars)	Year ended December 31 2004	10 months ended December 31 2003[1]
Cash flows from operating activities	$269.5	$229.6

Add/deduct:
Decrease in non-cash working capital	(64.2)	(99.5)
Sustaining capital expenditures	(25.9)	(8.7)
Capital lease payments	(0.7)	(1.3)
Other	3.5	(1.2)
Cash reserve	-	-
Cash available for distribution	$182.2	$118.9
Distributions declared and payable	$213.5	$210.3
1 The period from the formation of the Trust to December 31, 2003.

Strategy and Key Performance Indicators

STRATEGY
"We're dedicated to delivering strong unitholder distributions over the long-term."

Our overall goal is to provide strong unitholder distributions over the long-term. We accomplish this through the returns provided by our investments in Elk Valley Coal and NYCO, driven by their business strategies. Their strategy is to maintain solid, long-term customer relationships and efficient management of operations in order to grow the business, thereby increasing cash flows from operations. To implement this, they focus on minimizing costs, utilizing existing assets efficiently and carefully managing the market risk while prudently growing capacity.

Strategic priorities for both Elk Valley Coal and NYCO include:

  Developing the resource base to capitalize on opportunities for further growth;
  Expanding reserves to provide a long-term supply to the market;
  Controlling costs through a strong focus on efficient operations;
  Managing the business through price cycles;
  Strengthening relationships with existing customers;
  Diversifying the customer base to strengthen market position;
  Managing environmental performance to meet regulatory and public responsibilities; and
  Maintaining a strong focus on employee safety.
KEY PERFORMANCE INDICATORS

Key performance indicators relate to those things that Elk Valley Coal and NYCO can directly affect. Low cost operations and continuous improvement initiatives are both crucial indicators of their ability to provide long-term

2004 Annual Report | 35

value. Operations are measured by unit costs per tonne, plant yield and strip ratios. Continuous improvement initiatives are measured by mine and plant productivity gains and the ability to expand at opportune times. Sound environmental performance is demonstrated by controlling the impact of activities through practices and complying with applicable laws and regulations. Monitoring and assessing accidents and incidents provide ways to improve safety performance. These key performance indicators are continuously reviewed and monitored, as they are critical to the success of Elk Valley Coal's and NYCO's strategies for the future.

Increased sales revenues combined with efficient management of costs have an immediate impact on net income from operations. Being recognized as a valued supplier to customers and strengthening relationships with employees and communities are important aspects of the business for Elk Valley Coal and NYCO. However, it is the continuous focus on improving operations in the context of effective long-term mine plans that is key to the development of resources and ultimately, the profitability of the Trust.

Results of Operations

The financial results and financial statements of the Trust reflect the results of operations and cash flows of Old Fording to February 28, 2003 and the Trust's results of operations and cash flows thereafter. The financial results and financial position of the Trust include our indirect 60% interest in Elk Valley Coal and our 100% interest in NYCO. Due to the conversion into an income trust in 2003, the resulting change in assets effective February 28, 2003 and the reduction in our interest in Elk Valley Coal effective April 1, 2004, certain information for prior periods may not be directly comparable to information subsequent to that date. The corporate costs reflect general and administration expenses not allocated to specific business segments. Our interest in Elk Valley Coal accounts for the majority of our revenues, income from operations and net income.

2004 COMPARED WITH 2003

E L K   V A L L E Y   C O A L

Our metallurgical coal operations are conducted through our investment in Elk Valley Coal. Our interest in its operations continues to have the most influence on our financial results and financial position. These operations accounted for 96% of revenues in 2004, and 96% and 95% of revenues in 2003 and 2002, respectively.

VOLUMES AND PRICES	2004	2003	2002
Coal production (millions of tonnes)	15.2	14.4	13.3
Coal sales (millions of tonnes)	15.3	15.3	12.3
Average U.S.$ coal price (per tonne)	$52.20	$44.50	$46.30
Average CDN$ coal price (per tonne)1	$73.10	$64.60	$66.00
1 Includes the effects of foreign currency hedges

OPERATING RESULTS
(millions of dollars)	2004	2003	2002
Revenues	$1,118.4	$995.6	$813.8
Cost of product sold	428.2	422.0	310.7
Transportation and other	442.2	378.4	318.4
Selling, general and administration	20.3	14.9	8.6
Depreciation, depletion	53.0	53.0	51.6
Income from operations	$174.7	$127.3	$124.5

36 | 2004 Annual Report

AVERAGE U.S.$ COAL PRICE
(per tonne)
2004
2003
2002
2001
2000
$10
$20
$30
$40
$50
$60

AVERAGE CDN$ COAL PRICE
(per tonne)
2004
2003
2002
2001
2000
$10
$20
$30
$40
$50
$60
$70
$80

Approximately 60% of worldwide steel production is from integrated steel mills that depend on metallurgical coal as an integral input for making steel. There are three main categories of metallurgical coal. Hard coking coal forms high-strength coke, semi-soft coking coal produces coke of lesser quality, and pulverized coal for injection (PCI) is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals have lower sales values compared with hard coking coal due to the lower quality of these products. Nearly all of Elk Valley Coal's coal is hard coking coal. Historically only 5% to 10% of its production has been sold as thermal coal to industrial users or as pulverized coal for injection to steel mills.

Coal markets in 2004 were characterized by the continuation of the tight supply and demand balance experienced in late 2003. Demand for coking coal strengthened with the growth in global steel production, driven largely by a continued increase in net imports of seaborne hard coking coal by China and the high production rates of European and Japanese steel mills. This imbalance was further accentuated by stress on existing infrastructure to produce and transport new supplies of coal. This was combined with declining producer coal inventories, partially caused by production and delivery issues at some mines in Australia, the United States and Canada. As a result, integrated steel mills and coke producers around the world are finding it difficult to purchase sufficient quantities of coking coal, and traded coke supplies are not sufficient to meet high demand.

"Nearly all of Elk Valley Coal's production is hard coking coal, which forms high-strength, high-quality coke."

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world, with approximately 20% of the global market in 2004. The other main producing regions of seaborne hard coking coal are Australia and the

United States. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton / Mitsubishi Alliance which has approximately 30% of the global market, and Anglo American Plc. / Mitsui & Co. Ltd. and Xstrata Plc. which have, on a combined basis, about 15% of the global market. Generally, the coal products of Elk Valley Coal are comparable in quality with those of its competitors and perform well when blended by customers with other coals.

While Elk Valley Coal's sales volumes increased 9% in 2004, the Trust's share of total sales volumes was unchanged from 2003. This is due to the reduction in the Trust's interest in Elk Valley Coal and the associated increase in Teck Cominco's interest that resulted from the attainment of synergies.

The 12% increase in revenues in 2004 was due to higher coal prices driven by this strengthening in global demand. On a calendar-year basis, the U.S. dollar price of coal increased 17% in 2004 over 2003. The impact of higher U.S. dollar prices and foreign exchange hedging gains was partially offset by a higher effective U.S. / Canadian dollar exchange rate, resulting in a 13% increase in average Canadian dollar coal sales prices in 2004.

Almost all sales are free on board (FOB) to west coast posts. A certain portion is cost, insurance and freight (CIF). Elk Valley Coal pays the freight costs on CIF shipments, which are added to the sale price. Higher ocean freight rates paid in 2004 were passed on to customers purchasing the coal, increasing revenues slightly as compared to 2003. As these charges also proportionately increase transportation and other costs, there is no net impact to income from operations.

2004 Annual Report | 37

METALLURGICAL COAL
(millions of tonnes)
Production volumes
Sales volumes
2004
2003
2002
2001
2000
5
10
15
20

2004 COAL SALES BY REGION

(percent)

Asia, 45%
Europe, 32%
North America, 15%
South America, 8%

Almost all of Elk Valley Coal's coal sales are denominated in U.S. dollars, and the U.S. dollar weakened against many currencies in 2004, including the Canadian dollar. A weaker U.S. dollar reduces the amount Elk Valley Coal receives for its coal in Canadian dollar terms, serving to reduce revenues, net income and cash available for distribution. However, approximately 65% of the 2004 U.S. dollar exposure was hedged at about U.S.$0.68 cents, resulting in gains on the hedge contracts of $83 million, which helped offset the impact of the weakening U.S. dollar. The current outstanding foreign exchange forward contracts for the years 2005 through 2007 cover a smaller proportion of expected U.S. dollar revenues and can be found in note 11 to the consolidated financial statements.

COAL SALES BY REGION
(percent)	2004	2003	2002
Asia	45	46	52
Europe	32	31	34
North America	15	14	9
South America	8	9	5
"Diversification has reduced the risk of sales volume variability by accessing new markets and customers for coal."

One of Elk Valley Coal's underlying strategies has been to diversify its customer base. It currently sells coal into most of the steel producing regions of the world serviced by seaborne coking coal, and continues to broaden its customer base. Diversification over time has reduced the risk of variability of sales volumes by increasing the number of customers served and accessing new markets for coal, thereby allowing Elk Valley Coal to raise its production levels. Diversification has also helped support coal sales volumes when certain markets have experienced depressed local or regional economic activity.

Sales to Chinese steel mills by Elk Valley Coal began in 2003 and continued to grow in 2004. While China is not, at this time, a large importer of seaborne coking coal, its incremental demand for this coal has contributed to the current tight supply situation in all of Elk Valley Coal's other markets.

Elk Valley Coal currently sells the majority of its coal through three-year evergreen contracts. The provisions of most of these contracts provide for the sale of a fixed volume each year, with prices determined annually, and multi-year termination notice periods. Evergreen contracts reduce some of the risk associated with sales and production volumes by providing a firm level of sales from year to year.

Historically, less than 10% of Elk Valley Coal's sales have been in the spot market. For the 2005 coal year, all expected production is required to meet existing contracts.

38 | 2004 Annual Report

How Elk Valley Coal Mines

Elk Valley Coal's operations employ conventional open-pit mining techniques using large trucks and shovels. Overburden rock is drilled and blasted with explosives then loaded onto trucks by shovels and loaders and hauled outside of the pit. Once the overburden is removed, the raw coal is loaded onto trucks for transport to the coal preparation plant. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal using conventional techniques, and then convey the clean coal to dryers.

Mine Operations

"Key variables related to mining coal are carefully long-term operations."

Movement of rock overburden and the extraction of raw coal constitute a significant portion of the unit cost of product sold because considerably more rock must be blasted and moved than there is coal to transport to the coal preparation plant. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.

  The strip ratio is the average volume of rock that must be moved for each tonne managed with a of clean coal produced and can vary from period to period around a long-term trend. A lower strip ratio normally reduces the unit cost of product sold. view to mine However, changing technology and the use of larger equipment may reduce mining costs, which could make higher strip ratios economic in the future and, in essence, increase recoverable coal.

  The haul distance is how far the trucks, on average, have to travel to move overburden. The haul distance impacts fleet size and productivity in the mine, and also influences the cost of mining and processing inputs, such as tires and fuel. Shorter haul distances lower the cost of product sold.

  Mine productivity is a measure of efficiency, stated in volume of rock and coal moved per eight-hour manshift. Higher productivity, which depends on such things as mine design, employee levels, fleet size, haul distance and equipment capacity, reduces the unit cost of product sold.

Plant Operations

Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the coal in order to meet customers' specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to mine operations.

  The percentage of clean product recovered to the amount of raw coal processed is referred to as yield. The yield achieved is a function of the raw coal being processed and the amount of ash included in the raw coal delivered by the mine operations. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

  Plant productivity is a measure of the overall efficiency of the coal preparation plant and minesite functions. It is stated as the amount of clean coal produced per eight-hour manshift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and overall employee levels.

2004 Annual Report | 39

C o s t   o f   P r o d u c t   S o l d

	2004	2003	2002
Coal sales (millions of tonnes)	15.3	15.3	12.3
Coal production (millions of tonnes)	15.2	14.4	13.3
Cost of product sold (millions of dollars)	$428.2	$422.0	$310.7
Cost of product sold (per tonne)	$28.00	$27.50	$25.30

The cost of product sold includes expenses to move overburden and extract and clean coal for delivery to the port. It also includes other expenses such as engineering, exploration and the administration of the minesite.

On the whole, the cost of product sold for Elk Valley Coal is competitive with that of the average Australian producer; however, this can depend on a number of factors including the operations of a particular competitor and foreign currency exchange rates. Australian coking coal production is generally from open-cut mines using dragline and truck and shovel methods. Other production is from underground operations. The combined cost of product sold and transportation and other costs of Elk Valley Coal have generally compared favourably with competitors in the United States.

MINE OPERATING STATISTICS	2004	2003	2002
Total material moved (millions of bank cubic metres)	144.2	135.8	122.5
Strip ratio (bank cubic metres per tonne of clean coal produced)	8.0	8.4	8.2
Haul distance (kilometres per haul)	2.7	2.7	3.0
Mine productivity (bank cubic metres per 8-hour manshift)	384.8	373.4	406.3

PLANT OPERATING STATISTICS	2004	2003	2002
Coal production, net (millions of tonnes)	15.2	14.4	13.3
Yield (percent)	67	69	68
Plant productivity (tonnes of clean coal produced per 8-hour manshift)	42.6	39.6	44.0

Elk Valley Coal's current five-year integrated production plan covering all of its producing properties was developed to maximize cash flows while maintaining our infrastructure over the longer term. Overall, the operating results for its mines in 2004 demonstrated noticeable improvements in several areas.

Cost of product sold increased slightly over 2003 levels as a result of higher maintenance and mining costs. Unit cost of product sold increased by 2% due to higher mining and processing input costs as well as the

TOTAL MATERIALS MOVED
(millions of BCM)
2004
2003
2002
2001
2000
30
60
90
120
150

MINE PRODUCTIVITY
(BCM per 8-hour manshift)
2004
2003
2002
2001
2000
100
200
300
400
500

40 | 2004 Annual Report

"The current five-year integrated production plan was developed to maximize cash flows while maintaining our infrastructure over the longer term."

decision to mine additional overburden during shutdowns to accelerate future coal release.

Higher steel prices for the year resulted in increasing costs for a number of steel-based products used to maintain the processing plants and mining equipment fleets. Also, higher crude oil prices translated into higher diesel costs, which represent a significant component of mine operating cost. These two factors combined with rising supply costs added pressure to cost of product sold in 2004.

The movement of additional overburden in anticipation of increased future production requirements increased 8% versus the previous period, resulting in additional mining costs in the period. By accelerating the movement of overburden in 2004, additional raw coal will become available for processing in the future. This will allow Elk Valley Coal to maximize coal production and capitalize on higher prices expected in 2005.

The impact of increased cost was partially offset by higher mine and plant productivity and a lower total strip ratio. The mines achieved higher productivity levels in 2004, moving 6% more material as compared with the previous year. The mines continued to operate at high capacity during the normal shutdown months to meet sales commitments.

T r a n s p o r t a t i o n   a n d   O t h e r   C o s t s

	2004	2003	2002
Sales volumes (millions of tonnes)	15.3	15.3	12.3
Transportation and other (millions of dollars)	$442.2	$378.4	$318.4
Transportation and other (per tonne)	$28.90	$24.70	$25.90

Transportation and other costs are made up of the cost of rail service to move coal to ports and to customers, port charges for handling, storage and loading of coal onto vessels, ocean freight and other costs that may be incurred such as coal testing fees and demurrage charges for vessel waiting times. Rail costs are significant because most of Elk Valley Coal's coal is shipped to west coast ports that are in excess of 1,100 kilometres from the mines. Distances to customers in eastern North America are even greater, which is reflected in the sales price charged by Elk Valley Coal. Total transportation and other costs fluctuate with variances in coal sales volumes and the cost of transportation services and, accordingly, rose 17% in total as compared with 2003.

The usual terms of seaborne coal sales result in customers taking possession of the coal once it is loaded onto the vessels at the port. Elk Valley Coal's customers typically arrange and pay for ocean freight and off loading from vessels. In some cases, Elk Valley Coal pays these costs and includes the charges in the sales price. Higher ocean freight rates increased transportation and other costs in 2004.

Ocean freight rates depend on a number of factors including destination and vessel size. Ocean freight costs from Australia into European, south Asian and South American markets tend to be slightly less than those from Canada. Costs for ocean freight into Japan and Korea are normally similar for production from either Canada or Australia. United States production, which primarily originates in the eastern United States, normally has an ocean transportation advantage over Canada and Australia into Europe and eastern South America. In turn, Australian producers have a rail freight advantage over Canada as a result of being located

2004 Annual Report | 41

closer to port facilities and having lower transportation and other costs. The potential impact of rising coal prices on port and rail costs could affect Elk Valley Coal's transportation and other costs and overall competitiveness to other producers in the future.

"A portion of port rates is tied to the change in the Canadian dollar price of coal-year sales."

Transportation and other costs per tonne were up 17% in 2004, largely due to higher port rates combined with a contingency provision for disputed rail rates. A portion of Elk Valley Coal's port rates are tied to the increase in the Canadian dollar price of coal before taking into account any hedging gains or losses.

In addition, Elk Valley Coal is accruing a reasonable provision for potentially higher rail costs relating to a contract dispute with Canadian Pacific Railway Company (CPR), the exclusive rail service provider for the shipment of coal from the five Elk Valley mines to the ports in Vancouver. Legal proceedings have been initiated in both the Alberta Courts and the Canadian Transportation Agency. In January 2005, Elk Valley Coal and CPR agreed to engage in a confidential non-binding mediation process to attempt to resolve the dispute; discussions are ongoing at the time of this report.

Total demurrage charges were $22 million in 2004, of which our share was $13 million. Higher demurrage charges were largely due to difficulties experienced with rail shipments resulting in low inventories at the ports and significant delays with vessel loading during the first quarter.

O t h e r   E l k   V a l l e y   C o a l   C o s t s

Selling, general and administration costs include costs of marketing products, commissions on sales and certain corporate costs not allocated to the mine operations. These costs increased by 36% in 2004 due mainly to a $7 million charge for severance benefits pursuant to change in control agreements with certain former senior executive employees.

S i g n i f i c a n t   D e v e l o p m e n t s   i n   2 0 0 4

In 2004, Elk Valley Coal received approval from the Trust and Teck Cominco, its two owners, to proceed with the development of the Cheviot Creek pit at the Cardinal River operations, which is expected to cost $120 million. All licenses and approvals have been received, and the first coal was produced in the fourth quarter. Development of the pit is progressing towards its target production level of 2.8 million tonnes annually; however increased activity in the global mining industry is resulting in delays in deliveries of equipment from manufacturers. While some delays have occurred, it is anticipated that the full annual production rate will be achieved as anticipated during the third quarter of 2005. The Trust's share of annual production from this project is 1.7 million tonnes at a cost of $72 million, of which $46 million was spent in 2004.

Plant expansion commenced at the Fording River operations in the fourth quarter of 2004. Approximately $18 million will be spent to expand processing capacity by 1.0 million tonnes to 10.5 million tonnes of coal per year, the majority of which will be spent in 2005. With plant expansion underway, the remaining capital will be spent to increase the mine capacity by the end of the second quarter of 2005 in order to utilize plant capacity. It will cost us approximately $11 million to increase our share of production by 0.6 million tonnes from this project.

In December, Elk Valley Coal entered into letters of intent with POSCO and Nippon Steel Company, two major steel producers, which contemplate 10-year sales contracts covering an aggregate of 4.9 million tonnes per year for 2005, increasing to 6.3 million tonnes per year for the 2007 coal year onwards. In addition, each company will acquire a 2.5% equity investment in the Elkview mine for aggregate proceeds of U.S.$50 million. The equity investment will be used to increase the annual production capacity of the Elkview mine by 1.0 million tonnes to 7.0 million tonnes of coal by the end of 2007, of which our share is approximately 4.0 million tonnes. The transactions, which are subject to due diligence, the negotiation and settlement of binding agreements and other customary conditions, are expected to be completed during the second

42 | 2004 Annual Report

quarter of 2005 with expansion proceeding thereafter. The completion of this transaction is expected to result in a pre-tax gain of approximately $25 million on closing.

N Y C O

VOLUMES AND PRICES	2004	2003	2002
Sales (thousands of tonnes)	82	75	84
Average sales price (U.S.$ per tonne)	$425	$429	$373

OPERATING RESULTS
(millions of dollars)	2004	2003	2002
Revenues	$49.1	$48.1	$55.7
Cost of product sold	26.2	26.8	30.8
Transportation and other	7.0	6.2	7.9
Selling, general and administration	5.2	5.6	6.7
Depreciation and depletion	5.0	5.7	10.7
Income (loss) from operations	$5.7	$3.8	$(0.4)
"Increased sales volumes, new product development and lower cost of product sold contributed to improved

NYCO consists of subsidiaries of Fording Inc. that own wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. NYCO is the world's leading producer of wollastonite, a specialized industrial mineral mined using open-pit methods and processed for use in numerous applications. These include automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli, also mined by open-pit methods and processed for sale, is primarily used in buffing and polishing applications. Revenues from NYCO accounted for 4% of our revenues in 2004, and 4% and 5% of our revenues in 2003 and 2002, respectively.

Sales of low-value wollastonite products continued to face intense results in 2004." competition in 2004, but sales of high-value products for the automotive and industrial coatings industries increased. Income from NYCO increased 50% from the previous year to $6 million for 2004. Increased sales volumes, new product development and lower cost of product sold were the main contributing factors, partially offset by a higher U.S. / Canadian exchange rate compared to 2003. NYCO will continue to focus on mid- and high-value products, and it is active in identifying new products and applications.

C O R P O R A T E

CORPORATE COSTS
(millions of dollars)	2004	2003	2002
Selling, general and administration	7.3	5.4	7.2
Depreciation, depletion	2.7	2.6	1.6
Loss from operations	$10.0	$8.0	$8.8

2004 Annual Report | 43

Corporate costs include general and administration expenses not allocated to specific business segments, and depreciation on corporate assets. Selling, general and administration expenses increased nearly $2 million to $7 million in 2004. This was primarily due to the re-evaluation of trust unit equivalents to reflect the increase in market value of the units granted to Directors and Trustees as part of their compensation.

O t h e r   I n c o m e   a n d   E x p e n s e s

Interest expense decreased almost $2 million to $13 million during 2004 mainly due to the $99 million reduction in debt from the proceeds of our equity issue in April 2004 and nearly $1 million of interest capitalized as part of the Cheviot Creek pit expansion at Cardinal River operations.

Other income and expense includes interest and investment income as well as miscellaneous income and expenses. New accounting rules that affected the valuation of inventories resulted in a change in accounting practices that was adopted in 2004, resulting in unusual income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year. Other income in 2003 includes $5 million of interest earned on income tax reassessments.

I n c o m e   T a x e s

INCOME TAXES
(millions of dollars)	2004	2003	2002
Current income taxes:
Canadian income taxes	$2.6	$5.7	$20.7
Provincial mineral taxes and Crown royalties	11.7	14.6	21.3
Foreign income taxes	4.0	2.3	0.3
	18.3	22.6	42.3
Future income tax (recovery)	(31.3)	(22.0)	6.8
Total income taxes (recovery)	$(13.0)	$0.6	$49.1

Total income taxes consist primarily of British Columbia mineral taxes and Alberta Crown royalties on the cash flows of Elk Valley Coal and, to a lesser extent, income tax related to NYCO, as well as applicable federal and provincial income taxes.

Five of Elk Valley Coal's six mines operate in British Columbia and are therefore subject to B.C. mineral taxes. British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows as defined by regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. While cash flows from Elk Valley Coal increased in 2004, mineral taxes and Crown royalties were lower due to higher capital expenditures.

The future income tax recovery in 2004 arose from the recognition of the benefit of net operating losses of Fording Inc. With the settlement of coal sales contracts for the 2005 coal year at significantly higher prices, management expects that the benefit of these loss carry forwards is likely to be realized. The recovery in 2003 resulted from the enactment of lower income tax rates.

With current expectations of high prices for the 2005 coal year, management anticipates a future tax liability will be accrued in 2005. This is more fully explained on page 53 in the 'Outlook' section.

F O U R T H   Q U A R T E R   2 0 0 4

Revenues of $324 million were 5% higher than the fourth quarter of 2003 mainly on the strength of higher coal sales prices, partially offset by lower volumes and a higher Canadian dollar. Cost of product sold decreased 12% to $115 million from $130 million in the fourth quarter of 2003 because of lower coal sales volumes, but rose on a per tonne basis mainly due to higher maintenance, and mining and processing input costs. Transportation

44 | 2004 Annual Report

and other costs increased 9% to $127 million from $117 million in the fourth quarter of 2003 largely on higher rail and port costs for Elk Valley Coal.

Income from operations increased to $57 million during the fourth quarter compared with $37 million during the same period in 2003. Net income was $85 million in the fourth quarter, nearly triple the $31 million in 2003 due to a future income tax recovery to reflect the benefit of net tax operating losses of Fording Inc. Net income before unusual items, future income taxes and discontinued operations was $57 million in the fourth quarter of 2004 compared with $27 million in 2003. Cash available for distribution was $62 million, or $1.26 per unit. The distribution declared for the quarter totalled $64 million, or $1.30 per unit.

O p e r a t i o n s

Fourth quarter revenues benefited from higher prices for the 2004 coal year, offset slightly by a higher effective U.S. / Canadian dollar exchange rate. Income from Elk Valley Coal increased 55% in the fourth quarter to $61 million due primarily to an increase in the average Canadian dollar sales price, offset by lower sales volumes and higher transportation costs. Sales volumes decreased in the fourth quarter of 2004 compared with 2003 as a result of two factors: the reduction in the Trust's interest in Elk Valley Coal and the reduction of high inventory levels in the fourth quarter of 2003. Unit cost of product sold increased 6% in the fourth quarter largely due to higher maintenance costs and costs for mining and processing inputs. Transportation and other costs increased to $126 million in the fourth quarter, up 9% over the same period in 2003. Higher rail and port rates combined with a contingency provision for disputed rail rates were the major contributors to the year-over-year increase.

Income from NYCO decreased in the fourth quarter due to a higher proportion of low-value wollastonite products sales combined with the impact of the weakening U.S. dollar. These factors contributed to a loss from operations compared with the $1 million of income from operations realized in the fourth quarter of 2003.

O t h e r

Investing activities during the fourth quarter included capital expenditures of $27 million, of which approximately $12 million were sustaining and the balance was for development and start-up costs related to the Cheviot Creek pit at Cardinal River operations and plant expansion at Fording River operations. The major financing activity was payment of distributions of $54 million. In the fourth quarter, Fording Inc. entered into an additional $180 million of foreign exchange forward contracts for the 2005 and 2006 years. Our realized gains on foreign exchange included in revenues were $36 million compared with $19 million in 2003.

2003 COMPARED WITH 2002
"Coal sales in 2003 increased due to stronger demand for Canadian metallurgical coal."

The Consolidated Financial Statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. Accordingly, this year-over-year analysis compares the 2003 results of operations for ten months as the Trust plus two months as Old Fording compared with 12 months as Old Fording for 2002.

Prior to February 28, 2003, Old Fording owned 100% of the Fording River and Coal Mountain mines, and 80% of the Greenhills mine with POSCO Canada Limited owning the remaining 20%. As part of the Arrangement, we exchanged our interests in these three mines for a 65% interest in Elk Valley Coal, which owns six producing mines consisting of Fording River, Greenhills (80%), Coal Mountain, Elkview, Line Creek and Cardinal River. This change in asset mix had an impact on the comparability of the operating and financial results of the metallurgical coal operations for 2003 with those for 2002.

2004 Annual Report | 45

Total revenues in 2003 were up 21% from the prior year due to a 24% increase in coal sales volumes resulting from increased demand in 2003 for Canadian metallurgical coal. Canadian dollar coal prices decreased only slightly because gains on foreign currency hedges largely offset the impacts of lower U.S. dollar coal prices and the adverse effects of the stronger Canadian dollar.

In 2003, cost of product sold increased over 2002 as a result of the higher sales volumes, the change in asset mix and the reduced interest in the three Old Fording mines that occurred with the Arrangement. Transportation and other costs decreased on a per unit basis as a result of reductions in rail and port rates driven by lower coal sales prices, moderated slightly by higher charges for vessel waiting times.

Net income in 2003 of $241 million was also impacted by significant gains, net of related expenses, resulting from the formation of the Trust and other aspects of the Arrangement as well as selling, general and administration expenses and interest on bank debt. The net loss of $72 million in 2002 resulted from a $140 million write-down of the value of the Mexico operations after several years of operating losses. Net income before unusual items, future taxes and discontinued operations increased 50% from 2002. This improvement reflects that, as an income trust, we have lower income taxes than as a common share corporation.

E L K   V A L L E Y   C O A L

Revenues and sales volumes were up 22% and 24%, respectively, in 2003 compared with the prior year. Coal sales volumes increased due to stronger demand in 2003 and the benefits of the interest in the six mines owned by Elk Valley Coal in contrast to the three mines owned by Old Fording in 2002. U.S. dollar coal prices declined about 5% for the coal year commencing April 1, 2003, and 4% on a calendar-year basis. The impact of lower U.S. dollar prices and the stronger Canadian dollar was largely mitigated by foreign exchange hedging gains, resulting in a 2% reduction in average Canadian dollar sales prices from 2002.

Cost of product sold increased 36% as a result of the higher sales volumes and a 9% increase in unit cost of product sold. This increase reflected the change in asset mix with the addition of the three new mines and the reduced interest in the three Old Fording mines that occurred with the formation of Elk Valley Coal and the creation of the Trust. High strip ratios and low production levels at both the Line Creek and Cardinal River operations, especially during the first half of 2003, contributed to the high average unit costs, offset somewhat by shorter haul distances and a slightly better production yield from coal preparation plants.

Total transportation and other costs rose 19% due to higher sales volumes, but decreased 5% on a per unit basis.

Selling, general and administration expenses increased in 2003. This was due to the formation of the Trust and creation of Elk Valley Coal, which resulted in a change to the manner in which corporate costs were allocated to the operations compared with the prior year, and to costs incurred under change of control agreements upon the retirement and resignation of certain executive employees. Depreciation and depletion increased slightly from 2002 primarily due to higher production volumes.

N Y C O

NYCO experienced reduced sales volumes, largely due to the global oversupply of wollastonite. Offsetting this to some degree were lower unit costs and an increase in the average sales price, which was primarily a result of its product mix and the focus on the mid- and high-value market. The improved income from operations for the year was mainly due to lower depreciation and depletion expense, caused by the impact of the write-down of the Mexico operation during the fourth quarter of 2002.

C O R P O R AT E

Selling, general and administration expenses in 2003 decreased 25% compared with the prior year. This was due to the formation of the Trust and creation of Elk Valley Coal, which resulted in a change to the manner in which

46 | 2004 Annual Report

corporate costs were allocated to the various operations compared with the prior year. Net interest expense increased to $13 million in 2003 from $5 million in 2002 due to higher debt levels resulting from the Arrangement and higher interest rates. Interest income of $6 million for the year included $5 million of interest received on income tax refunds.

I n c o m e   T a x e s

Income taxes for 2003 included current income taxes related to the two-month period prior to the conversion into an income trust. Canadian current income taxes decreased in 2003 from the prior year primarily as a result of the conversion into the Trust. The 2003 current income tax expense was essentially offset by a $26 million reduction in future income taxes payable resulting from changes to Canadian federal income tax rates for resource companies.

The impact of a lower average realized mineral tax rate resulted in a decline in mineral taxes in 2003 despite higher operating cash flows from the metallurgical coal operations.

Summary of Quarterly Results

Our quarterly results over the past two years are indicative of the variability of Elk Valley Coal's and NYCO's businesses. Net income before unusual items, future income taxes and discontinued operations is influenced largely by the results of Elk Valley Coal. Its results are highly sensitive to coal prices, the U.S. / Canadian dollar exchange rate, sales volumes, and the unit cost of product sold and unit transportation and other costs.

COAL STATISTICS	2004				2003
	Q4[2]	Q3[2]	Q2[2]	Q1	Q4	Q3	Q2	Q1
Production volume (millions of tonnes)	4.1	3.4	4.0	3.9	3.9	3.1	3.8	3.6
Sales volume (millions of tonnes)	4.0	3.6	4.1	3.6	4.8	3.7	3.7	3.1
Average U.S.$ prices (per tonne)	$57.30	$54.80	$51.10	$44.90	$44.10	$46.80	$43.70	$45.60
Average CDN$ prices (per tonne)1	$79.30	$77.00	$72.30	$63.80	$62.10	$66.20	$63.10	$68.50

Cost of product sold (per tonne)	$27.30	$30.30	$25.80	$28.80	$25.80	$27.10	$28.70	$29.10
Transportation and other (per tonne)	$31.70	$27.80	$29.40	$26.60	$24.20	$25.80	$24.00	$25.10
1 Includes the effects of foreign currency hedges
2 The Trust's interest in Elk Valley Coal decreased to 60% from 65% for accounting purposes

U.S. dollar coal prices typically change during the second quarter of the year because most of the coal business is contracted on a coal-year basis that commences April 1. As coal is typically sold in U.S. dollars, Elk Valley Coal has in the past entered into foreign currency hedges to manage the risk of fluctuations in the U.S. / Canadian dollar exchange rate. Accordingly, the Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal, the U.S. / Canadian dollar exchange rate and existing foreign currency hedge contracts.

Coal sales are typically contracted under evergreen agreements with fixed volumes for which prices are determined each year. However, within the year, the timing of coal sales is largely dependent on the customer who determines when the coal will be loaded onto vessels and, therefore, recognized as revenues. It is also common to see sales volumes from one coal year carried over into the next. This can affect the average realized coal price for the second quarter of the fiscal year. Quarterly sales can also be impacted by weather or mechanical problems affecting the minesites, railways and ports, and other factors such as a lack of coal at the ports arising from transportation or production problems.

The unit cost of product sold can be influenced quarter to quarter by changing mining operations such as the timing of stripping activities and raw coal release, production shut downs for vacation and planned maintenance. Transportation and other costs can change based on the timing of rate negotiations and the price of coal products.

2004 Annual Report | 47

(millions of dollars, except per unit amounts)	2004				2003
	Q4[2]	Q3[2]	Q2[2]	Q1	Q4	Q3	Q2	Q1
Revenue	$324.3	$287.7	$308.2	$245.2	$310.3	$258.8	$249.1	$224.8

Income from operations	57.1	50.9	54.0	9.0	37.2	32.9	23.0	30.0

Net income (loss)	85.4	41.3	12.6	10.7	30.6	23.6	39.4	147.3
Net income (loss) before discontinued operations	85.4	41.3	12.6	10.7	31.1	23.6	39.4	68.6
Net income before unusual items, future income taxes and discontinued operations	57.0	41.6	42.8	4.0	27.4	23.1	15.7	25.3

Basic and diluted earnings per unit:
Net income	1.74	0.84	0.26	0.23	0.65	0.50	0.84	3.03
Net income per unit before discontinued operations	1.74	0.84	0.26	0.23	0.65	0.50	0.84	1.41
Net income per unit before unusual items, future income taxes anddiscontinued operations	1.16	0.85	0.88	0.09	0.59	0.49	0.34	0.52

Cash distributions / dividendsdeclared per unit[1]	1.30	1.10	1.00	1.00	1.00	1.00	1.49	1.00
1 The Trust was formed February 28, 2003. Cash available for distribution for the first quarter only reflected one month as an income trust.
2 The Trust's interest in Elk Valley Coal decreased to 60% from 65% for accounting purposes.

Outlook

The following discussion generally highlights our expectation that improved results will be achieved in 2005. Due to continued strong demand from the global steel industry, the current tight markets for metallurgical coal are expected to continue through 2005 and likely into 2006. Contracted coal prices will rise significantly from 2004 levels and sales and production of coal are expected to increase and be at or near capacity. Elk Valley Coal will continue to focus on increasing capacity and production, and expects to increase metallurgical coal production capacity to 28 million tonnes annually by the end of 2005, while targeting a coal sales volume that exceeds 27 million tonnes. The Trust's share of this sales target is approximately 16 million tonnes in 2005. With the growth in global mining activities, higher mining and processing input costs are expected to continue through 2005.

"We expect that improved results will be achieved in 2005 through higher coal sales and prices."

We estimate that Elk Valley Coal's 2005 capital plans will require approximately $100 million in capital requirements from the Trust, which will be spent primarily at the Cardinal River, Elkview and Fording River operations. Elk Valley Coal intends to focus on additional expansion thereafter to further increase capacity to approximately  30 million tonnes by the end of 2007. Elk Valley Coal will work with the railways in order to obtain rail capacity for future expansion.

We will continue to advance our strategy of building long-term unitholder value through efficient management of the Trust and prudent capital investment. This strategy combined with the robust coal markets are expected to provide strong returns in 2005. However, as a result of coal-year pricing and carryover impacts, we expect better results in the last half as compared with the first half of 2005.

48 | 2004 Annual Report

ELK VALLEY COAL

C O K I N G   C O A L   M A R K E T S

"Demand for seaborne coking coal continues to strengthen in global coal markets."

Hard coking coal markets continue to remain very tight due to the strong demand from the global steel industry in the face of limited new supply. Integrated steel mills and coke producers around the world are finding it difficult to purchase sufficient quantities of coking coal at a time when their inventories of coal are low. Over the past few years, China has reversed its position from a net exporter of hard coking coal to a net importer, and at the same time has reduced exports of coke to the steel industry. Indications are that traded coke supplies are not sufficient to meet high demand. The global steel industry has responded by planning significant additions to future domestic coke production capacity to replace lost Chinese coke imports, which will increase the demand for hard coking coal from producers such as Elk Valley Coal. International crude steel production is anticipated to remain strong going forward. A trend is emerging for steel producers to enter into longer-term contracts or purchase interests in coal producers in order to secure additional supplies of hard coking coal to meet their future needs. Higher coal prices are serving to attract new production supply to the market.

In addition to Elk Valley Coal's planned production increases, other smaller-scale Canadian producers started production of metallurgical coals and made their first shipments in 2004. Producers in the United States are also increasing coking coal exports in response to recent high coal prices. It is expected that coal producers will try to maximize and expand coal production from existing operations, and several have announced mine expansion plans in the past six months. Australian producers have also announced plans for capacity increases. The inability to bring on additional supply is aggravated by the fact that logistics chains in major exporting nations, including Canada, are strained and will require expansion. The global increase in mining has also resulted in significant lead-time on the delivery of large mining equipment and supplies.

In addition to the factors discussed above, other influences affecting the supply and demand balance for seaborne hard coking coal are evident:

  Domestic production of coking coal in Europe is declining.
  Economic growth is driving demand for steel in China, and steel mills around the world are running at high capacity to meet global demand, further fuelling strong demand for seaborne coking coal.
  Australian producers are experiencing delays in transporting coal to customers due to port infrastructure constraints.

While supply and demand for seaborne hard coking coal is difficult to predict over the long-term, these factors and continued strong demand indicate that it may be one to two years time before the market can be brought back into balance. Management believes that the current tight markets will continue through 2005 and likely into 2006. Realizing the cyclical nature of the metallurgical coal industry and the expectation that new supply will eventually influence market dynamics, expansion must be managed with an understanding of future variability in sales prices. If a significant event occurred in the global metallurgical coal market to cause a decrease in demand, an oversupply of coal could occur. As a result, prices could decrease and new supply may no longer be required.

C O A L   P R I C E S

Coal is generally priced on an annual basis for the coal year that starts April 1, particularly in Asia and Europe. The most significant determinant of coal prices is the anticipated supply and demand balance for coal at the time negotiations are completed. Given the current tight supply in coal markets, coal sales agreements covering virtually all of Elk Valley Coal's expected production have been concluded for the 2005 coal year.

2004 Annual Report | 49

SALES VOLUMES
(millions of tonnes)
2005e
2004
2003
2002
2001
2000
5
10
15
20

AVERAGE U.S.$ COAL-YEAR PRICE
(per tonne)
2005e
2004
2003
2002
2001
2000
$25
$50
$75
$100
$125

Coal prices for the 2005 coal year are the highest ever experienced. The majority of Elk Valley Coal's sales of metallurgical and other coal for the 2005 coal year beginning April 1, 2005 have been priced at an average of U.S.$122 per tonne on an FOB west coast port equivalent basis. This represents a 130% increase from the average U.S.$53 price realized during the 2004 coal year.

"Given the current tight supply situation in our coal markets, coal sales agreements covering virtually all of Elk Valley Coal's expected production have been concluded for the 2005 year."

Substantially all of Elk Valley Coal's hard coking coal contracts for the 2005 coal year are priced at an average of U.S.$125 per tonne on an FOB west coast port equivalent basis. A small portion of 2005 calendar year sales are based on contracts that are not on the April 1 to March 31 coal-year cycle. Sales for calendar year 2005 also include some sales priced at 2004 coal-year prices with approximately six weeks of carryover of 2004 pricing to satisfy the commitments to customers for the 2004 coal year. In addition, some contracts include additional amounts for ocean freight and small volumes of PCI and thermal coal are sold for less than the hard coking coal price. Taking these factors into account, the weighted average price of 2005 calendar year sales for all coal is expected to be slightly over U.S.$100 per tonne, nearly double the average price of U.S.$52 per tonne obtained in 2004.

C O A L   S A L E S   A N D   P R O D U C T I O N

Higher coal sales resulted in lower clean coal inventory levels by the end of 2004, with the majority of the inventory located at the port. With the continuing high demand of seaborne hard coking coal and sales commitments by Elk Valley Coal, mines are expected to operate at or near full capacity to meet sales forecasts in 2005.

Some variation in quarterly coal sales should be expected, as the timing of shipments is not necessarily uniform. Coal sales volumes during the first quarter of 2005 are expected to be lower than those for the balance of the year. Should weather related problems affect rail service, port shipments or mining activities, delayed sales and higher transportation and other costs could significantly impact the operating results, net income and cash available for distribution in the first quarter of 2005.

Coal is typically sold on a coal-year basis, usually commencing April 1. Shipments can be affected by customers' scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and the strong demand for vessels across a number of commodity sectors, which affects vessel availability and timing.

Production levels will also vary from quarter to quarter. Shutdowns will be taken at the mines at various times throughout the year in order to provide for employee vacations and planned maintenance requirements.

F U T U R E   C O A L   D E V E L O P M E N T

Current and anticipated market conditions for coal products have caused Elk Valley Coal to review and evaluate expansion projects. The development of the Cheviot Creek pit at Cardinal River operations was the first project

50 | 2004 Annual Report

to be undertaken in response to the high market demand for metallurgical coal. There are also a number of projects that can increase overall production of Elk Valley Coal, which will entail capital expenditures that are far less than those required for new mine development.

Elk Valley Coal is progressing with incremental growth opportunities at existing mines to increase annual production to 30 million tonnes by the end of 2007. The potential exists to add a further 5 million tonnes beyond that by using existing assets, reserves and infrastructure if market conditions warrant such development, an approach exemplified by the brownfield expansion of the Cheviot Creek pit at Cardinal River operations this past year.

C O S T   O F   P R O D U C T   S O L D

"Efforts to identify additional value improvements will continue as a normal part of optimizing mining operations over the long-term."

Elk Valley Coal continues to pursue activities to lower the cost of product sold such as the integration of operations in areas such as marketing, transportation, administration, site operations and sustaining and expansion capital expenditures.

Such efforts to identify additional value improvements will continue as a normal part of optimizing its mining operations over the long-term. These include: rationalizing production to reduce costs; adopting best practices across all minesites; coordinating purchasing and inventories of parts and stores; lowering product inventories; optimizing the use of stockpiles at the port and by coordinating rail and port services; and economies of scale relating to transportation management and administrative functions.

Mining and processing input costs such as fuel, steel, tires, labour and maintenance parts and supplies can have a significant impact to cost of product sold. Recent increases in prices for petroleum products and for commodities in general have resulted in increasing cost pressures that can be expected to continue through 2005. In addition, the recent growth in global mining activities has created a demand for mining equipment and tires that outpaces supply. As a result, future operations could be impacted if Elk Valley Coal has trouble obtaining equipment, tires and other supplies on a timely basis. Lastly, costs have increased as the growth in the mining industry has created demand and competition for certain skilled services.

T R A N S P O R T A T I O N   A N D   O T H E R   C O S T S

Transportation and other costs include the costs of shipping coal by rail to port facilities and customers, ocean freight, and the cost of handling and loading coal onto vessels at the ports. The rail systems servicing the mines are being pressed to meet the capacity requirements of all industries shipping westbound to Vancouver. Going forward, Elk Valley Coal's ability to substantially increase coal sales from the Elk Valley will require additional rail capacity.

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

2004 Annual Report | 51

A portion of port costs move with changes in the Canadian dollar price of coal and accordingly, will increase when higher coal prices come into effect in the second quarter of 2005. Demurrage charges for vessel waiting times could be incurred if poor weather conditions hamper mining operations and the movement of coal to port.

Taking these factors into account, transportation and other costs are expected to increase in 2005 from 2004 levels.

C O L L E C T I V E   A G R E E M E N T S

Collective agreements covering production and maintenance employees at three of Elk Valley Coal's mines will expire prior to the end of 2005. The collective agreement at the Coal Mountain operations expired on December 31, 2004, and those at Line Creek and Elkview operations expire at the end of May and October 2005, respectively. The agreement at Fording River operations expires in 2006 while Cardinal River's agreement expires in 2007.

Should agreements not be reached at one or more of these operations, work stoppages may occur that could have a material adverse effect on cash available for distribution to unitholders.

C A R D I N A L   R I V E R   O P E R AT I O N S

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain approvals issued by Alberta Environment in connection with the project. The Environmental Appeal Board heard the appeal in mid-January and the parties are awaiting a decision.

While unanticipated, negative decisions related to these legal issues could impact future operations at the site. Elk Valley Coal continues to monitor progress on these legal issues.

"Our share of sustaining capital expenditure requirements is expected to average over $40 million per year for the next few years."

C A P I T A L   E X P E N D I T U R E S

The Trust's share of capital expenditures for 2005 will be approximately $100 million of which approximately $65 million will be for expansion purposes and $35 million for sustaining operations. The Trust's planned capital expenditures are expected to be financed with a combination of debt and available cash flows, and may have an impact on distributions to unitholders. In addition, equity from the proposed investment by Nippon Steel and POSCO is expected to be utilized by Elk Valley Coal to finance expansion at Elkview.

Sustaining capital expenditures are expected to average approximately $40 million per year for the next few years as older equipment is replaced and mine infrastructure is maintained. Replacing older mining equipment and maintaining plant and mine infrastructure is intended to preserve the productive capacity of Elk Valley Coal's mines, which should benefit the Trust in the future from sustained productivity and reduced maintenance costs.

M I N E R A L   T A X E S

The current maximum mineral tax rate in British Columbia is 13%. Provided that coal prices remain high, we anticipate that Elk Valley Coal will approach the maximum mineral tax rate at the majority of its British Columbia mines over the next few years. The tax rate applicable to the mines and the periods in which the maximum rate will apply depends on such factors as cash flow generated by a mine, capital expenditures, and available deductions.

The Cardinal River Operations are located in Alberta and are required to pay Alberta Crown royalties. These royalties are determined in a similar fashion as British Columbia mineral taxes.

52 | 2004 Annual Report

NYCO

Earnings of this segment are expected to increase in 2005 as compared to 2004 levels. This is due to improved sales volumes combined with higher average U.S. dollar sales prices, offset somewhat by a stronger Canadian dollar. These operations are expected to remain focused on mid- and high-value product lines, and the higher cash margins will have a positive impact on income from operations. Actual results will depend to a large degree on economic activity in NYCO's markets, and its success with new targeted sales applications.

INCOME TAX

The Trust's primary source of taxable income is generated from its investment in Fording Inc. in the form of interest on the subordinated debt and dividends. Offsetting this income for income tax purposes are the distributions declared to unitholders in the year. Fording Inc.'s taxable position is primarily dependant upon the taxable income allocated to it from its interest in Elk Valley Coal and whether this allocated amount exceeds interest incurred on the subordinated notes owing to the Trust and its general and administrative expenses. In addition, Fording currently has available limited tax loss carry forwards, in part resulting from the Arrangement and also as a result of Elk Valley Coal having a January 31 taxation year-end.

With the current expectations for 2005 of a weighted average coal price in excess of U.S.$100 per tonne and Fording's interest in Elk Valley Coal sales volumes expected to exceed 16 million tonnes, Fording anticipates that a future tax liability will be accrued in 2005. With Elk Valley Coal's fiscal year-end being January 31, one month after the Trust's, there is a timing difference between the recognition of income and the payment of taxes. As a result of this timing difference, the Trust intends to withhold an amount equal to the estimated future tax liability from cash otherwise available for distribution so that future unitholders do not bear the cash effect of the deferred timing of the payment of income taxes.

Should price and volumes remain high, Fording Inc.'s liability for income tax in future years may become more significant as available loss carry forwards will be fully utilized and the amount of deductible interest and general and administrative expenses of Fording Inc. will be insufficient to offset all of its taxable income. Although higher revenues and income result in an increase in taxes, it provides an additional net benefit to unitholders.

On March 2, 2005, the Trust announced that it would ask unitholders to provide conditional approval of a two-step reorganization of the Trust and its subsidiaries. The first step would result in the creation of a flow-through structure which would effectively see distributions from Elk Valley Coal taxed at the unitholder level. This step, together with strong coal prices and sales volumes, would result in higher distributions to unitholders. In addition, the Trust believes that completion of the first step will provide it with a competitive advantage if it decides to offer units in order to finance future expansions and investments or to pay down indebtedness. The second step, if undertaken, would be a transaction whereby the Trust would acquire a direct interest in Elk Valley Coal.

Liquidity and Capital Resources

SOURCES AND USE OF CASH

We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient amounts of cash and cash equivalents from operating and financing activities, in the short-term and the long-term, to maintain productive capacity and to fund planned growth and development activities.

2004 Annual Report | 53

SUMMARY OF CASH FLOWS
	Years ended December 31
(millions of dollars)	2004	2003	2002
Operating activities	$269.5	$174.3	$108.8
Investing activities	(59.5)	322.0	(50.7)
Financing activities, excluding distributions	(1.3)	(280.4)	(33.6)
Increase in cash before distributions	208.7	215.9	24.5
Distributions / dividends to unitholders	(196.7)	(163.4)	(28.2)
Increase (decrease) in cash	12.0	52.5	(3.7)
Cash - beginning of year	52.5	-	3.7
Cash - end of year	$64.5	$52.5	$-

At the end of 2004, we held cash and cash equivalents of $65 million, which was higher than amounts held in previous years. We do not have any borrowings under our revolving bank credit facilities and we accumulated cash and cash equivalents at the end of the year to pay declared distributions of $64 million to unitholders in January 2005.

"Cash flows from operating activities are the primary generator of cash available for distribution, and are largely influenced by the results of our metallurgical coal operations."

Cash flows from operating activities are the primary generator of cash available for distribution and also provide cash resources over the long-term for capital expenditures and debt servicing. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal. Fluctuations in the price of metallurgical coal can also impact cash flows from operating activities and liquidity. Cash flows from operating activities were $270 million in 2004, up $95 million from the prior year on the strength of improved results for Elk Valley Coal. NYCO contributed approximately $9 million and $7 million to cash flows from operating activities in 2004 and 2003, respectively. Cash flows from operating activities historically have been sufficient to meet our normal working capital needs and sustaining capital expenditure requirements, debt service obligations and distributions to unitholders.

Cash flows from operations includes changes in working capital that can fluctuate from period to period. In 2004, accounts receivable increased due mainly to a lower amount of receivables sold for financing purposes compared with 2003. Inventories decreased due mainly to the reduction of raw coal stockpiles. Accounts payable were up mainly due to the accrual related to the dispute over rail rates. In 2003, results from Elk Valley Coal and a decrease in working capital in 2003 were the main contributors to cash flows from operating activities, offset in part by reorganization costs.

Investing activities included capital expenditures of $73 million in 2004. This increase from the $20 million spent in 2003 reflected a greater level of development activity to expand capacity and production as well as higher sustaining capital requirements at the mines in order to upgrade equipment, accelerate coal release and achieve productivity gains. Approximately $27 million was categorized as sustaining in nature, which is deducted to determine cash available for distribution. The remaining $46 million included expenditures for development and start-up costs related to the Cheviot Creek pit at Cardinal River operations and plant expansion at Fording River operations. In 2003, capital expenditures were $20 million of which approximately $9 million were sustaining in nature. The remainder included expenditures for costs at the prairie thermal coal operations prior to their sale as part of the Arrangement and to increase Elk Valley Coal's interest in properties located adjacent to the Fording River mine.

For 2004, the major financing activities were the payment of distributions to unitholders of $214 million, net of the fourth quarter distribution of $64 million that was payable at year-end and the units offering that raised net proceeds of $99 million, which were used to repay bank debt. The financing activities in 2003 were mainly related to the Arrangement and the payment of distributions to unitholders.

54 | 2004 Annual Report

Our contractual obligations are identified in the following table:

PAYMENTS DUE BY PERIOD
(millions of dollars)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Foreign exchange forward contracts	$782.6	$601.4	$181.2	$-	$-
Long-term debt	201.0	-	-	201.0	-
Capital lease obligations	5.9	1.7	2.6	1.6	-
Operating leases	18.0	10.4	4.7	1.7	1.1
Purchase obligations	56.1	55.8	0.3	-	-
Pension and other post-retirement funding requirements	88.1	8.4	17.5	16.0	46.3
Asset retirement obligations	221.4	6.9	13.1	7.0	194.4
Total obligations	$1,373.1	$684.6	$219.4	$227.3	$241.8

Obligations under foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. The Trust and Elk Valley Coal's hedge positions are less than the amount of U.S. dollars expected from future coal sales to ensure an adequate future flow of U.S. dollars to cover the obligations under contract.

"...we expect sufficient cash flows from operating activities will be available to meet our obligations as they become due."

Anticipated payments for pension and other post-retirement benefit funding requirements cover the period 2005 through 2013.

Other contractual obligations are consistent with operating and financing practices and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.

Sustaining capital expenditures are the investments in areas such as mining equipment, and mine and plant infrastructure that are necessary to maintain the current productive capacity of existing mines. Investments in sustaining capital are required on an ongoing basis, and are expected to be principally funded by cash flows from operating activities and are deducted when we determine cash available for distribution. Actual expenditures may vary by a considerable amount in any given year.

Expansion capital expenditures are generally made in order to substantially increase the productive capacity of operations and to develop or acquire new mineral bodies, and would include new mines. Expansion capital expenditures generally require financing from sources other than cash flows from operating activities. Commitments for expansion capital, including the development of the Cheviot Creek pit and expansion at Fording River, are expected to be financed with a combination of debt from existing or replacement facilities and available cash flows, and may have an impact on distributions to unitholders. In addition, equity from the proposed investment in the Elkview mine by POSCO and Nippon Steel is expected to be utilized to finance expansion at Elkview.

As part of the Arrangement, Fording and Elk Valley Coal entered into a $540 million credit facility with a syndicate of lenders comprised mainly of Canadian banks. The facility provided Fording with $300 million of term bridge financing to meets its commitments under the Arrangement and revolving, annually extendable operating lines of credit of $120 million each for Fording and Elk Valley Coal, to manage their day-to-day operating credit requirements. At December 31, 2004 Fording Inc. had $201 million of term bridge debt outstanding under this facility, which required the repayment or refinancing of $51 million by February 28, 2005 and the remaining $150 million by February 28, 2006. At December 31, 2004 Elk Valley Coal had utilized $71 million of its operating facility for letters of credit or letters of guarantee, leaving unused lines of credit of $49 million. Fording Inc. had utilized $0.1 million of its operating facility for a letter of guarantee. Utilization rates were based on bankers' acceptances or Canadian prime rates and were subject to interest rate movements and certain financial ratios.

In February 2005, Fording Inc. and Elk Valley Coal refinanced their existing bank credit facilities with substantially the same banking syndicate. The new agreement provides each entity with a five-year revolving, floating rate, annually

2004 Annual Report | 55

extendible facility, which can be drawn in either Canadian or equivalent U.S. dollars. Fording Inc.'s facility is for $400 million and Elk Valley Coal's facility is for $150 million. As a result of this refinancing, the $51 million of the bank bridge financing due February 28, 2005 is considered long-term at December 31, 2004. The $400 million Fording facility would be utilized first to refinance the full amount of the outstanding term debt of $201 million. The unutilized line would be available for general corporate purposes, including the funding of Fording's interest in proposed expansions. The Elk Valley Coal's $150 million facility would be utilized for general operating purposes.

The bank loan facilities include provisions that may restrict the Trust's ability to pay cash available for distribution to unitholders. The bank loan facility of Elk Valley Coal precludes a cash payment by Elk Valley Coal to Fording Inc. during an event of default or if the making of such payment would result in an event of default. Similarly, the bank loan facility of Fording Inc. precludes a cash payment by Fording Inc. to the Trust during an event of default or if the making of such payment would result in an event of default. Loan covenants that would create an event of default include tests for interest and cash flow coverage, as well as covenants that restrict the disposition of certain core mining assets. Fording Inc. and Elk Valley Coal are currently in compliance with the loan covenant provisions of the new agreement.

In addition, the bank loan facilities limit distributions from Elk Valley Coal to Fording Inc. and from Fording Inc. to the Trust to an amount that is essentially equal to the available cash of Elk Valley Coal, or Fording Inc., as the case may be, plus releases of cash reserves and undistributed cash flows from prior periods. Fording Inc. may use, up to a specified limit, its revolving bank credit facility to fund quarterly distributions to the Trust subject to availability under the facility. It is anticipated that our use of this funding would only be undertaken on a temporary basis to manage the short-term timing vagaries inherent in our cash flows.

The new facilities are supported by an unsecured guarantee from Elk Valley Coal, limited in recourse to any partner's interest in Elk Valley Coal (other than Fording Inc.) and a general security agreement over the assets of Fording Inc., including its interest in Elk Valley Coal.

Neptune Terminal's shareholder agreement requires that Elk Valley Coal guarantee its share of outstanding bank indebtedness. At December 31, 2004, the Trust's proportionate share of this guarantee was $10 million.

Other Information

OFF-BALANCE SHEET ARRANGEMENTS

Elk Valley Coal uses available export trade credit insurance to provide security for non-payment for coal sales by customers. Elk Valley Coal has entered into an agreement with the insurer and a Canadian Schedule 1 bank for the transfer of the insurance and sale of the accounts receivable from coal sales at Elk Valley Coal's discretion, subject to a maximum amount outstanding at any one time of U.S.$50 million.

Proceeds on the sale of these accounts receivable is based on the invoice amount, invoice due date and current LIBOR. Elk Valley Coal benefits from a lower borrowing rate spread on LIBOR compared with a rate spread that would normally be available because the insurer is a Canadian Crown corporation and, therefore, rate spreads are based on sovereign rather than corporate risk.

These arrangements allow Elk Valley Coal to receive cash for its accounts receivable more quickly, and to shorten the period of time during which foreign exchange rate movements will impact the Canadian dollar value of the accounts receivables.

Export trade credit insurance is transferred with the accounts receivable sold to the buyer. The risk to Elk Valley Coal of the non-payment by the customer is the deductible on the insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.

56 | 2004 Annual Report

TRANSACTIONS WITH RELATED PARTIES

Subsequent to the Arrangement, Elk Valley Coal entered into an arrangement with Teck Cominco, its managing partner, for the provision of certain management services at prevailing market terms. Elk Valley Coal also sells coal to the managing partner at prevailing market terms. Related party revenues for 2004 were $3 million (2003: $2 million) to the Trust. Our share of related party expenses included in selling, general and administrative and cost of sales for 2004 was $1 million. Related party receivables and payables were $0.4 million and $0.2 million respectively to the Trust.

Elk Valley Coal also ships coal through Neptune Terminals in the normal course of operations, on a cost of service basis. These costs are included in transportation and other costs and totalled $9 million for the Trust during 2004 (2003 - $8 million). Our share of related party receivables and payables related to this entity was approximately one-quarter of a million dollars and $2 million respectively at December 31, 2004. Our proportionate share of asset retirement obligations of Neptune Terminals was $7 million.

Elk Valley Coal accepted the transfer of the Quintette mine assets and purchased certain other assets of Teck Cominco related to the Quintette mine on December 31, 2004. The transfer of the Quintette mine assets, including the real property, coal leases, permits and licenses was provided for in the Arrangement and was to occur when Teck Cominco had completed the reclamation of the mine site. Elk Valley Coal agreed to an earlier transfer of the Quintette mine assets before reclamation was completed in return for an agreement by Teck Cominco to complete the reclamation and provide Elk Valley Coal with an indemnity against any liability arising from the early transfer.

OUTSTANDING UNIT DATA

The Trustees are authorized to issue an unlimited number of units of the Trust. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and rateably without discrimination, preference or priority.

The Trustees may create and issue rights, warrants, options and convertible securities at such time or times as they may determine. No such rights, warrants, options and convertible securities have been issued and are outstanding.

There were approximately 49 million trust units outstanding on December 31, 2004 and at March 2, 2005. Approximately 48,000 options are outstanding under the exchange option plan as of December 31, 2004, and 41,000 options as of March 2, 2005.

On March 2, 2005 we announced that unitholders will be asked to approve a three-for-one unit split at our Annual and Special Meeting, which will be held May 4, 2005.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We make assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. On an on-going basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of our significant accounting policies is contained in note 2 to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.

2004 Annual Report | 57

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Trust adopted the new standard for asset retirement obligations described in CICA Handbook Section 3110 and applied the recommendations retroactively. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life.

As a result of the retroactive adoption of this standard, 2002 opening accumulated earnings increased by $10 million and net income decreased by $1 million. Net income for 2003 decreased by $2 million, capital assets increased by $39 million, goodwill decreased by $5 million, other long-term liabilities increased by $13 million and future income taxes increased by $14 million.

We have significant long-term liabilities relating to Elk Valley Coal's mine reclamation and end-of-mine closure costs. Reclamation liabilities are not funded. The liability is determined on a mine-by-mine basis, and various assumptions are used in the engineering studies including current mine plans, future reclamation costs, and estimates of reserves and resources. Costs incurred under the reclamation programs are charged against the associated liability. Elk Valley Coal has developed reclamation programs and cost estimates based on meeting existing government regulations and standards.

EMPLOYEE FUTURE BENEFITS

Elk Valley Coal has post-retirement benefit plans that include pension plans and other post-retirement benefit plans, the cost of which are based on estimates. Actuarial calculations of benefit costs and obligations are dependent on estimates and assumptions about future events. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates.

CAPITAL ASSETS

Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is determined using a unit-of-production method based upon the proven and probable mineral reserves of the mine.

The determination of mineral reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of the ore body may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Elk Valley Coal reviews and evaluates capital assets for impairment of value on an ongoing basis. The expected undiscounted future cash flows from an asset used in these evaluations are developed using assumptions that reflect best estimate of the long-term operating plans for the asset. Changes in market conditions, reserve estimates and operating conditions are updated periodically as part of the test for impairment of value.

The possible impairment of goodwill must be considered annually. The carrying amount of goodwill on the balance sheet of Elk Valley Coal at December 31, 2004 was $74 million, of which the Trust's share was $44 million.

58 | 2004 Annual Report

Financial and Other Instruments

Almost all of Elk Valley Coal's sales are denominated in U.S. dollars and the vast majority of its costs are denominated in Canadian dollars. Accordingly, revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S. / Canadian dollar exchange rate.

The Trust and Elk Valley Coal uses derivative financial instruments, specifically foreign exchange forward contracts, to help manage cash flows with respect to foreign currency exposure. Foreign exchange forward contracts fix the rate at which future anticipated flows of U.S. dollars are exchanged into Canadian dollars. Derivative financial instruments are not entered into for trading or speculative purposes. Foreign exchange forward contracts are designated as hedges of anticipated U.S. dollar cash flows and gains or losses on the contracts are not recorded in financial results or financial position until the maturity date of the contracts. The unrealized gains on these contracts at December 31, 2004 were $116 million.

"Foreign exchange forward contracts are used to help manage cash flows with respect to foreign currency exposure."

The Trust and Elk Valley Coal have established policy limits to allow hedges of up to 100% of estimated U.S. dollar exposure within the first 24 months and, thereafter, up to 50%, 30% and 15% of expected U.S. dollar revenues during each of the next three 12-month periods, respectively. There is no minimum amount required to be hedged. The hedging limits are established with reference to the Trust's share of the U.S. dollar exposure of Elk Valley Coal, and will take into account any of Elk Valley Coal's outstanding hedges. At December 31, 2004, foreign exchange forward contracts, including contracts entered into directly and the Trust's share of the contracts of Elk Valley Coal, totalled $555 million, which are disclosed in note 11 to the Consolidated Financial Statements.

The layering of foreign exchange forward contracts implied by this strategy can further reduce the risk of rapidly changing U.S. / Canadian dollar exchange rates while controlling the risk associated with fluctuating coal sales volumes and prices arising from changing conditions in coal markets. The net investment in and the net U.S. dollar denominated cash flows of NYCO are not hedged.

Our ability to enter into foreign exchange forward contracts will depend on the total hedge position we wish to undertake, the credit worthiness of available counterparties, and the counterparties' assessment of our credit risk and that of Elk Valley Coal.

The gains and losses on foreign exchange forward contracts designated as hedges are recognized in revenues and income in the period that the hedged exposure is recognized, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged. During 2004, the Trust realized gains on foreign exchange forward contracts of $83 million due to the U.S. dollar weakening relative to the U.S. / Canadian dollar exchange rate specified in the contracts. In 2003, we realized a gain of $42 million.

The Trust and Elk Valley Coal are exposed to gains or losses depending on the difference between the U.S. / Canadian dollar exchange rate and the rate in the foreign exchange forward contracts in the event of non-performance by the counterparties to Elk Valley Coal's contracts. To mitigate this risk of non-performance, several counterparties of high credit quality are utilized. We do not believe that there are any significant concentrations of credit risk.

2004 Annual Report | 59

Risks and Uncertainties

An investment in units of the Trust involves numerous risks and uncertainties. An investor should consider carefully the risk factors set out below as they all have the potential to impact an investment in units. In addition, potential investors should carefully review and consider all other information contained in management's discussion and analysis and in the Trust's other public disclosure documents before making an investment decision.

Elk Valley Coal and NYCO have operations in North America and customers around the world. As such, their results, and that of the Trust, are exposed to changes in various markets and economies, and operations can be affected by a variety of conditions. To minimize the impacts of such changes and conditions on the Trust's financial performance, we seek to identify, evaluate and, where appropriate, hedge financial, market and operation risk.

The following briefly addresses some, but not all, risk factors that could affect the Trust, its future results, the amount of cash available for distribution to unitholders and the nature of the trust itself. Risk factors include, but are not limited, to those set out below.

RISKS RELATING TO THE TRUST

Risk factors specific to an investment in the units include, but are not limited, to the following:

C A S H   D I S T R I B U T I O N S   T O   U N I T H O L D E R S   A R E   D E P E N D E N T   O N   F O R D I N G   I N C .

Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. The Trust is entirely dependent upon the operations and assets of Fording Inc. through its ownership of Fording Inc.'s issued and outstanding common and preferred shares and unsecured subordinated notes. The Trust's ability to make cash distributions to unitholders will be dependent upon the ability of Fording Inc. to pay its obligations under the subordinated notes and to declare dividends or make other distributions on its outstanding shares.

Although the Trust intends to distribute the interest and dividend income earned, and any returns of capital on, or redemptions of, the common or preferred shares of Fording Inc., less expenses and amounts, if any, the Trust pays in connection with the redemption of units, there is no assurance regarding the amounts of cash to be generated by Fording Inc., and therefore funds available for distribution to unitholders. The actual amount distributed in respect of the units will depend on a variety of factors such as coal prices, sales volumes, profitability, the level of sustaining capital expenditures, credit agreements, and other factors that may be beyond the control of Fording Inc. or the Trust. In the event significant sustaining capital expenditures are required, coal prices and / or sales volumes decline, or the profitability of Fording Inc. declines there would be a decrease in the amount of cash available for distribution to unitholders and such decrease could be material.

The Trust's distribution policy and that of Fording Inc. is subject to change at the discretion of the Board of Directors of Fording Inc. or the Trustees of the Trust, as applicable. The recourse of unitholders who disagree with any change in policy is limited and could require such unitholders to seek to replace the Trustees or the Board of Directors of Fording Inc.

I N T E R E S T   R AT E S   A N D   O T H E R   F A C T O R S   A F F E C T I N G   Y I E L D

One of the factors that may influence the price of the units in the public trading markets will be the annual yield on the units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of units to demand a higher annual yield, which could adversely affect the market price of the units. Annual yield and therefore the price of units in the public trading markets may also be

60 | 2004 Annual Report

affected by short-term supply and demand factors for income trust products. A rise in the annual yield on financial instruments could be expected to result in an increase in the required yield on the units, and such increase could result in a decrease in the trading price of units and such decline could be material.

I N C O M E   T A X

There is no assurance that Canadian federal income tax laws or the current treatment of mutual funds trusts will not be changed in a manner that affects unitholders in a material adverse way. If the Trust ceases to qualify as a "mutual fund trust" under the Income Tax Act, it is possible that the units would cease to be qualified investments for deferred income plans and registered education savings plans.

Further, it is possible that the Canadian taxation authorities could choose to change the tax laws and regulations applicable to income trusts thereby reducing or eliminating the tax advantages that such structures enjoy. Any such changes could negatively affect, in a material way, the amount of cash available for distribution to unitholders, the tax treatment of the units and distributions made thereon, and the market value of the units.

Interest on the subordinated notes of Fording Inc. accrues at the Trust level under the Income Tax Act whether or not actually paid. The Declaration of Trust provides that, in the event that the aggregate of the taxable income of the Trust, including taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions otherwise made payable in the year, the amount of such excess will become payable to the unitholders on December 31 and will be paid to the unitholders in the following year. This may result in income distributable to unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional units must be distributed to unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those units in their Canadian federal taxable income, in circumstances where they do not directly receive a cash distribution.

N A T U R E   O F   U N I T S

The units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units do not represent a direct investment in Fording Inc.'s business and should not be viewed by investors as shares in Fording Inc. As holders of units, unitholders do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The units represent a fractional interest in the Trust. The Trust's primary asset is its investment in the Fording Inc.'s subordinated notes and common shares. The units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

L I M I T   O F   N O N - C A N A D I A N   O W N E R S H I P

At no time may more than 49% of our outstanding units be held by or for the benefit of non-residents of Canada. Periodically, we review the level of ownership of units by non-residents. If this limit has been, or is about to be exceeded, certain steps, some of which are specified in the Declaration of Trust, may be taken to keep or reduce the unit holdings of non-residents of Canada below 49%. The acquisition of more than 49% of our outstanding units by non-residents of Canada could have a material adverse effect on the Trust and the units, and could result in non-residents of Canada being compelled to dispose of their units or certain other actions being taken by the Trustees. Some of these steps may result in the delisting of the units or actions otherwise restricting their liquidity. The market price of the units could decline in the event that the Trustees elect to undertake one or more of these steps.

R E D E M P T I O N   R I G H T

Registered unitholders are entitled to require the Trust to redeem their units in accordance with conditions stated in the Declaration of Trust, which may be at a value less than market price. It is anticipated that the redemption

2004 Annual Report | 61

right will not be the primary mechanism for unitholders to liquidate their investment in the units. Cash redemptions are subject to limitations set out in the Declaration of Trust. In certain circumstances, securities of Fording Inc. or the Trust may be distributed to unitholders in connection with redemption as opposed to cash. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.

D I S T R I B U T I O N   O F   S E C U R I T I E S   O N R E D E M P T I O N   O R   T E R M I N A T I O N   O F   T H E
T R U S T

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

L I M I T E D   L I K E L I H O O D   O F   U N I T H O L D E R   L I A B I L I T Y

Effective July 1, 2004, income trusts settled in Alberta, such as the Trust, have the protection of limited liability under the Income Trust Liability Act (ITLA) effective July 1, 2004, in respect of any act, default, obligation, or liability of the Trust arising after July 1, 2004. However, the ITLA does not prevent liability for any act, default, obligation, or liability arising before July 1, 2004. Ontario has passed legislation similar to the ITLA and Quebec has legislation that provides similar protection to unitholders.

The Declaration of Trust provides for additional limits to the liability of the unitholders. The Declaration of Trust states that no unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that in the event that a court determines that unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the unitholder's share of the Trust's assets. The Declaration of Trust also provides that the Trust shall use reasonable commercial efforts to include as a specific term of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust a contractual provision to the effect that neither the unitholders nor the Trustees have any personal liability or obligation in respect thereof. However, the effectiveness of these provisions to limit the liability of unitholders is uncertain.

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

A D D I T I O N A L   U N I T S

The Declaration of Trust authorizes the Trustees to issue an unlimited number of units for the consideration, and on terms and conditions, established by Trustees without the approval of any unitholders. If the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and distributable cash per unit could decline.

C A P I T A L   I N V E S T M E N T

The timing and amount of capital expenditures incurred by Elk Valley Coal or by NYCO will directly affect the amount of cash available to the Trust for distribution to unitholders. Distributions may be reduced, or even eliminated at times when significant capital expenditures are incurred or other unusual expenditures are made.

62 | 2004 Annual Report

U N F U N D E D   L I A B I L I T I E S

Elk Valley Coal has a number of unfunded liabilities, including pension, other post-retirement benefit and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash available for distributions to unitholders.

R E S T R I C T I O N S   O N   P O T E N T I A L   G R O W T H

The payout by Fording Inc. of all of its available cash to the Trust means that capital expenditures to expand operations or to exploit reserves and resources can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the businesses of Fording Inc. and, over time, have a material adverse effect on the amount of cash available for distribution to unitholders.

F O R W A R D - L O O K I N G   I N F O R M A T I O N   M A Y   P R O V E   I N A C C U R A T E

Numerous statements containing forward-looking information are found in this document and other documents forming part of the Trust's public disclosure record. Such statements and information are subject to risks and uncertainties, some of which are discussed elsewhere in this document. The occurrence of any of the events described in those risk factors could affect future financial and operating results and could cause those results to differ materially from those expressed in the forward-looking statements and information.

RISKS RELATING TO FORDING INC. AND ITS INTEREST IN ELK VALLEY COAL

The Trust's financial performance is entirely dependent upon the operations and assets of Fording Inc. and, in particular, Fording Inc.'s interest in Elk Valley Coal. Accordingly, unitholders are exposed to all of the risks to which the Trust is exposed, and to the risks to which Fording Inc. and Elk Valley Coal are exposed. Risks to which Fording Inc., Elk Valley Coal and NYCO are exposed include, but are not limited to, the following:

C R E D I T   F A C I L I T I E S

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

I N C O M E   T A X E S

Fording Inc.'s ability to shelter current income taxes payable is primarily dependant upon its ability to offset income from Elk Valley Coal and NYCO with the interest it incurs on the subordinated notes owing to the Trust, as well as any existing tax loss carry forwards and available tax pools.

As a result of the strong demand for metallurgical coal, and the substantial increase in prices for the 2005 coal year, Fording Inc. anticipates a future tax liability will be accrued in 2005. With Elk Valley Coal's fiscal year-end being January 31, 2006, one month after the Trust's, this creates a timing difference between the recognition and the payment of taxes. As a result of this difference the Trust has elected to withhold an amount equal to the amount of the future tax liability accrual from cash otherwise available for distribution so that future unitholders do not bear the cash effect of the deferred timing of the payment of income taxes. Should price and volumes remain high, subsequent years' income taxes may become more significant as the available loss carry forwards will be fully utilized. Please refer to the Income Tax section found on page 53 for a more complete description of the income tax discussion.

2004 Annual Report | 63

M A R K E T   R I S K S   -   O V E R S U P P L Y   O F   C O K I N G   C O A L

The prices for coking coal and hard coking coal in particular, have a significant impact on Elk Valley Coal's profitability, and are dependent on the supply / demand balance for coking coal and, to a lesser degree, the economic conditions of the markets into which the coal is sold. In the past, there have been periods of oversupply of coking coal in the market, which have resulted in price decreases. An oversupply of coking coal in world markets or a general downturn in the economies of any of Elk Valley Coal's significant markets could have a material adverse effect on the profitability of Fording Inc. and, accordingly, the amount of cash available for distribution to unitholders.

C O N F L I C T S   O F   I N T E R E S T

The Trust and its unitholders are dependent upon Teck Cominco, as managing partner and 40% owner, to manage the day-to-day operations of Elk Valley Coal. There is a risk to the Trust, should any conflict arise between the Trust, Elk Valley Coal and Teck Cominco. Should Teck Cominco not fulfill its obligations under the terms of the Partnership Agreement, there could be adverse affects on the amount of available cash Fording Inc. may be able to pay to the Trust. Procedures are in place to ensure that any such conflicts are appropriately resolved. Further, the Partnership Agreement states that partner approval is required for certain strategic or significant decisions.

O P E R A T I O N A L   R I S K S

Profitability and, therefore, funds available to the Trust for distribution to unitholders, are also affected by the cost of product sold and transportation and other costs, product quality and taxation.

S h o r t a g e   o f   M i n i n g   E q u i p m e n t

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. As a result, future operations could be adversely affected if Elk Valley Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Elk Valley Coal was unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected, resulting in a material adverse effect on cash available for distribution to unitholders.

C o a l   T r a n s p o r t a t i o n

The majority of coal that is produced by Elk Valley Coal is exported outside of North America. Elk Valley Coal's mines are located more than 1,100 kilometres from seaports. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other cost are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of the coal production from Elk Valley Coal is transported to port facilities by CPR, and to a lesser extent Canadian National Railway Company (CNR), and loaded on to vessels in Vancouver at either Westshore Terminals or Neptune Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent CPR, CNR, Westshore Terminals or Neptune Terminals from providing their services could seriously impact Elk Valley Coal and Fording Inc.'s financial results, and therefore, funds available to us for distribution to unitholders.

T h e   S t e e l   I n d u s t r y

Substantially all of the coking coal that Elk Valley Coal produces is sold to steel producers. The steel industry's demand for coking coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce

64 | 2004 Annual Report

the demand for coking coal, which would have a material adverse effect upon Fording Inc. and the funds available for distribution to unitholders. Similarly, if less expensive ingredients could be used in substitution for coking coal in the integrated steel mill process, the demand for coking coal would materially decrease, which would also materially and adversely affect the funds available for distribution to unitholders.

F o r e i g n   C u r r e n c y   E x c h a n g e

Elk Valley Coal's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of Elk Valley Coal's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Elk Valley Coal's realized Canadian dollar-selling price thereby reducing the profitability of Fording Inc. and the cash available for distribution to unitholders, and such reduction could be material.

This risk is mitigated to some extent by Fording Inc.'s policy to hedge a portion of our U.S. dollar exposure through the use of foreign exchange forward contracts. Fording Inc.'s ability to enter into foreign exchange forward contracts will depend on the total hedge position it wishes to take and the counterparties' assessment of its credit risk and that of Elk Valley Coal. The effectiveness of such hedges will depend in part on the credit worthiness of the counterparties to foreign exchange forward contracts. The inability of Fording Inc. or Elk Valley Coal to put in place effective hedges could materially increase exposure to fluctuations in the value of the Canadian dollar relative to the U.S. dollar.

D e r i v a t i v e   I n s t r u m e n t s

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

D e p e n d e n c e   o n   M a j o r   C u s t o m e r s

The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with Elk Valley Coal. For example, sales to a single customer accounted for approximately 10% of Elk Valley Coal's revenue in 2004. A loss of, or a significant reduction in, purchases by any of its largest customers could adversely affect Elk Valley Coal and Fording Inc.'s revenues and the amount of cash available for distribution to unitholders.

P e r s o n n e l

Five of Elk Valley Coal's six mines are unionized. Two of NYCO's three mines are unionized. In addition, rail carriers and port facilities on which Elk Valley Coal is dependent to deliver coal to its customers are also unionized. Strikes, lockouts or other work stoppages or slow-downs involving Elk Valley Coal's unionized employees or those of its key service suppliers could have a material adverse effect upon Elk Valley Coal and Fording Inc.'s revenues and the funds available for distribution to unitholders.

In addition, the success of the Trust will be dependent in large measure on the services of a number of key executives of the Trust, Fording Inc., NYCO and Elk Valley Coal. The loss of such key personnel and the inability to replace them with people of similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of Elk Valley Coal, NYCO and Fording Inc. which, in turn, would reduce the amount of cash available to the Trust for distribution to unitholders. Certain key executives have change of control agreements.

2004 Annual Report | 65

RISKS INHERENT IN THE MINING INDUSTRY

Mining operations are subject to conditions that are beyond the control of management that can delay coal production or delivery, or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Elk Valley Coal and NYCO maintain insurance against risks that are typical in the mining industry. In addition, Elk Valley Coal and NYCO have insured their physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance at levels they believe to be reasonable. However, there is no guarantee that the insurance coverage will be adequate in all cases.

Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Elk Valley Coal, NYCO, or others in the mining industry.

R E S E R V E S   A N D   R E S O U R C E S

Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Ultimately, actual production, recovery, revenues and expenditures for the reserve properties will vary from estimates used and those variations could be material.

While the estimates of the reserves and resources of Elk Valley Coal and NYCO have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resource involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of Elk Valley Coal and NYCO. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect actual reserves and resources of Elk Valley Coal and NYCO.

Fording Inc.'s profitability will depend substantially on Elk Valley Coal's ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Elk Valley Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of Fording Inc.

Elk Valley Coal has extensive coal properties and NYCO has wollastonite properties that are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Elk Valley Coal and NYCO will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect the ability of the Trust to make future distributions to unitholders.

O P E R A T I O N S   I N   A N D   S A L E S   T O   F O R E I G N   C O U N T R I E S

Elk Valley Coal operates in Canada and sells its products to customers located around the world. NYCO operates in the United States and Mexico and sells products to customers located around the world. Operations and sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political

66 | 2004 Annual Report

and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation.

N E W   A P P L I C A T I O N S   F O R   W O L L A S T O N I T E

The wollastonite market is currently in an oversupply position and has been for several years. Management believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which management believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on NYCO's growth.

H E A L T H   I S S U E S   -   N Y C O

Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group 1 agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. The earlier presence of tremolite asbestos at one of NYCO's ore sources in the United States and in some of its products could result in NYCO becoming exposed to liabilities, including workers' compensation and product liability claims. Further, in the event that NYCO's wollastonite products continue to contain small amounts of asbestiform tremolite, the demand for these products could materially decrease.

Tripoli produced at American Tripoli is a type of crystalline silica that has been classified by the International Agency for Research on Cancer as Group 1 agent. In the event that it was demonstrated that tripoli contributed to the development of cancer, the markets for this product would be very limited and American Tripoli could become exposed to workers' compensation and product liability claims.

RISKS RELATED TO GOVERNMENT REGULATIONS

Government authorities regulate the mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. Such regulation can have a significant effect on Elk Valley Coal's and Fording Inc.'s costs of production and competitive position.

T H E  E N V I R O N M E N T

Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement that sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Elk Valley Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada's industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing

2004 Annual Report | 67

and cost of any programs contemplated or their potential effects on operations. Most of Elk Valley Coal's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions would negatively affect in a material adverse way the demand for coal, oil and natural gas, as well as increase production and transportation costs.

P E R M I T S   A N D   P E R M I T T I N G   P R O C E S S

Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, new permits required by Elk Valley Coal and NYCO to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of Elk Valley Coal and NYCO to conduct mining operations or to do so profitably.

A C C U R A C Y   O F   L I A B I L I T Y   A C C R U A L S

The funding requirements of Elk Valley Coal's and NYCO's defined benefit pension plans are based on actuarial valuations. The rates of investment return realized by pension funds can fluctuate with the general performance of the economy and shortfalls in investment returns could lead to materially increased funding requirements that could have a material adverse effect upon Fording Inc. and the funds available to the Trust for distribution to unitholders.

Elk Valley Coal also has obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and production. These obligations are currently unfunded. While Elk Valley Coal believes that it has properly accrued, in accordance with GAAP in Canada, for the costs likely to be incurred for these environmental matters, there is no assurance that total liabilities and expenses for these matters will not increase in the future. As a result, there is no assurance that additional liabilities or expenses related to environmental matters will not be incurred in the future and such additional liabilities could have a material adverse effect upon Fording Inc. and the funds available to us for distribution to unitholders.

A S S E R T I O N   O F   A B O R I G I N A L   R I G H T S   C L A I M S

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

In British Columbia, where five of the six mines owned by Elk Valley Coal are located, few treaties exist with aboriginal peoples. In the mid 1990s, the provincial government, together with the federal government, established the British Columbia Treaty Commission to facilitate negotiations with aboriginal peoples to resolve outstanding aboriginal rights and other claims. Under this process, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they have historically lived and carried out traditional activities. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people.

It is not possible to predict with certainty the impact that future treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of native land claims outside the treaty process, may limit the ability of Elk Valley Coal to develop new projects or further develop existing properties.

68 | 2004 Annual Report