Form 40-F
period 2005-12-31
FORDING CANADIAN COAL TRUST
filed 2006-03-24
CIK 1158113

As filed with the Securities and Exchange Commission on March 21, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 40-F

(Check One)

[   ]

Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[✓]

Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 1-15230

FORDING CANADIAN COAL TRUST

(Exact Name of Registrant as Specified in its Charter)

ALBERTA (Province or Other Jurisdiction of Incorporation or Organization)	1221 (Primary Standard Industrial Classification Code Number)	98-0393766 (I.R.S. Employer Identification Number, if applicable)

Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R3, (403) 260-9800

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

As of December 31, 2005, there were 146,990,073 Units of the issuer outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

82 - _______

No

[✓]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s); and (2) has been subject to such filing requirements for the past 90 days.

Yes [✓] No [ ]

Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  The disclosure committee of the Trust (the “Disclosure Committee”) and the management of the Trust are responsible for establishing and maintaining adequate disclosure controls and procedures for the Trust.  This involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively.  As of December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.  The Disclosure Committee adopted a new policy in 2005 relating to the establishment and maintenance of effective controls and procedures.  There was no change in the Trust’s internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Trust’s internal controls over financial reporting.

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Trust and Fording (GP) ULC have adopted a Joint Code of Business Conduct that applies to all employees, including the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  This code is available on the Trust’s web site at www.fording.ca and in print to any unitholder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Trust’s web site and provided in print to any unitholder who requests them.  There were no amendments to or waivers of the Joint Code of Business Conduct in 2005.

Audit Committee

Identification of Audit Committee

The Trust has a separately-designated standing audit committee established in accordance with Exchange Act regulations.  The following trustees constitute such Audit Committee: Harry G. Schaefer, F.C.A., committee chairman; Michael S. Parrett, C.A.; and Peter Valentine, F.C.A.  Each of these trustees has been determined by the trustees of the Trust to be independent and financially literate as those terms are defined by the New York Stock Exchange for audit committee members.

Audit Committee Financial Expert

The trustees of the Trust have determined that more than one member of the Audit Committee meets the legal requirements of an audit committee financial expert.  Of those members, Harry G. Schaefer, F.C.A. is designated as an audit committee financial expert.

Principal Accounting Fees and Services

The following is a summary of professional services provided by the Trust’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2004 and 2005, and the related fees:

	2005	2004
Audit fees	$354,000	$277,500
Audit related fees	$118,500	$128,413
Tax fees	$0	$ 22,750
All other fees	$2,500	$ 1,625
Total	$475,000	$430,288

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

Pre-approval Policies and Procedures

All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed.  The Audit Committee has considered the compatibility of the non-audit services provided by the Trust’s principal auditors with auditor independence in accordance with the prior approval policy set out in the Audit Committee Charter.  The Audit Committee has delegated authority to the Audit Committee Chair to review and evaluate proposals from management to have non-audit services performed by the Trust’s principal auditors.  If the Audit Committee Chair determines the request to be appropriate, he approves the provision of such non-audit services and reports on such matters at the first scheduled meeting of the Audit Committee following such pre-approval.

Off-Balance Sheet Arrangements

Reference is made to the section titled “Other Information - Off-Balance Sheet Arrangements” in the 2005 Management Discussion and Analysis attached as an Exhibit hereto.

Contractual Obligations

Reference is made to the contractual obligations table included in the section titled “Liquidity and Capital Resources” in the 2005 Management Discussion and Analysis attached as an Exhibit hereto.

New York Stock Exchange Corporate Governance Disclosures

In 2005, the Trust had four independent trustees and three non-independent trustees, within the meaning of the rules of the New York Stock Exchange.  A majority of the trustees will be independent after the Trust’s annual meeting in 2006 in the event that all of the candidates nominated by the Trust’s Governance Committee are elected.  A majority of the directors of Fording (GP) ULC are independent, within the meaning of the rules of the New York Stock Exchange.

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

Exhibit Index

Exhibit

Description

“A”

2005 Annual Information Form.

“B”

Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2005 and 2004 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2005 (including a reconciliation to US GAAP).

“C”

2005 Management Discussion and Analysis.

“D”

Consent of Independent Accountants.

“E”

Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

“F”

Section 906 certification of James L. Popowich, the President, and R. James Brown, the Vice-President and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 21, 2006

FORDING CANADIAN COAL TRUST

By:

/s/ James Frederick Jones

James Frederick Jones

Trust Secretary

Exhibit D
Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of Fording Canadian Coal Trust of our report dated March 1, 2006 and our Comment by Auditors for US Readers on Canada-US Reporting Differences also dated March 1, 2006 relating to the consolidated financial statements, which appears in the Annual Report to Unitholders.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Calgary, Alberta, Canada

Date:  March 21, 2006

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

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:  March 21, 2006

/s/ James L. Popowich

James L. Popowich

President

I, R. James Brown, Vice-President and Chief Financial Officer, certify that:

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

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:  March 21, 2006

/s/ R. James Brown

R. James Brown,

Vice-President and Chief Financial Officer

Exhibit F*
Certification Pursuant to 18 U.S.C. Section 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

In connection with the Annual Report on Form 40-F of Fording Canadian Coal Trust (the “Company”) for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, James L. Popowich, the President, and R. James Brown, the Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 21, 2006

/s/ James L. Popowich

James L. Popowich

President

/s/ R. James Brown

R. James Brown

Vice-President and Chief Financial Officer

______________________________________________________________________________

A signed original of this written statement required by Section 906 has been provided to Fording Canadian Coal Trust and will be retained by Fording Canadian Coal Trust and furnished to the Securities and Exchange Commission or its staff upon request.

* This exhibit is “furnished” and not “filed” for the purposes of Section 18 of the Exchange Act.