Form 40-F
period 2006-12-31
FORDING CANADIAN COAL TRUST
filed 2007-03-08
CIK 1158113

As filed with the Securities and Exchange Commission on March 7, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 40-F

(Check One)

Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[✓]

Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

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

CT Corporation System

111 Eighth Avenue, New York, New York 10011, (212) 590-9330

(Name, Address and Telephone Number of Agent for Service in the United States)

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of Each Class) Units, no par value Unit Purchase Rights(1)	(Name of Each Exchange on which Registered) The New York Stock Exchange

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

As of December 31, 2006, there were 147,038,201 Units of the issuer outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

82 - _______

No

[✓]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [✓] No

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission (the “Commission”) as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  The disclosure committee of the Fording Canadian Coal Trust (the “Trust”) (the “Disclosure Committee”) and the management of the Trust are responsible for establishing and maintaining adequate disclosure controls and procedures for the Trust.  This involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively.  As of December 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The internal control over financial reporting of the Trust is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Trust are being made only in accordance with authorizations of management and directors of the Trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Trust that could have a material effect on the financial statements.

Under the supervision and with the participation of the Trust’s principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of the internal control over financial reporting of the Trust, as of December 31, 2006, based on the framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that the internal control over financial reporting of the Trust was effective as of that date and no material weaknesses were detected.

Attestation Report of the Independent Auditor

PricewaterhouseCoopers LLP, an independent auditor, who audited and reported on our financial statements attached as Exhibit B to this Annual Report on Form 40-F, has issued an attestation report on management's assessment of our internal control over financial reporting as of December 31, 2006. The attestation report is included on page 3 of the financial statements attached as Exhibit B to this Annual Report on Form 40-F.

Changes to Internal Control Over Financial Reporting

There was no change in the Trust’s internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Audit Committee

Identification of Audit Committee

The Trust has a separately-designated standing audit committee established in accordance with the Exchange Act.  The following trustees constitute such Audit Committee: Harry G. Schaefer, F.C.A.; Michael S. Parrett, C.A. and Peter Valentine, F.C.A.  Each of these trustees has been determined by the trustees of the Trust to be independent and financially literate as those terms are defined by the New York Stock Exchange for audit committee members.

Audit Committee Financial Expert

The trustees of the Trust have determined that more than one member of the Audit Committee meets the legal requirements of an audit committee financial expert.  Of those members, Harry G. Schaefer, F.C.A. is designated as an audit committee financial expert.

Code of Ethics for Principal Executive Officer and Senior Financial Officers

The Trust and Fording (GP) ULC, an unlimited liability company and the general partner of Fording LP, a subsidiary of the Trust, have adopted a Joint Code of Business Conduct that applies to all employees, including the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  This code is available on the Trust’s web site at www.fording.ca and in print to any unitholder who requests it by writing to the Secretary, Fording Canadian Coal Trust, 205 – 9th Avenue S.E., Calgary, AB, T2G 0R3.  All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Trust’s web site and provided in print to any unitholder who requests them.  There were no amendments to or waivers of the Joint Code of Business Conduct in 2006.

Principal Accounting Fees and Services

The following is a summary of professional services provided by the Trust’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2005 and 2006, and the related fees:

Fees in Canadian Dollars[1]	2006	2005
Audit fees	$743,000	$354,000
Audit related fees	$83,000	$118,500
Tax fees	$0	$0
All other fees	$2,500	$2,500
Total	$828,500	$475,000

Audit fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements and internal controls, review of the Annual Information Form and Management Discussion and Analysis and completion of limited reviews of quarterly financial information and work on internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.

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

1

The exchange rates at December 31, 2006 and 2005, based on the Bank of Canada noon rate were $1.165 and $1.166 (C$/US$), respectively.

Pre-approval Policies and Procedures

All services provided by and fees paid to PricewaterhouseCoopers LLP were approved by the Audit Committee in advance of the services being performed.  The Audit Committee considered the compatibility of the non-audit services provided by the Trust’s principal auditors with auditor independence in accordance with the prior approval policy set out in the Audit Committee Charter.  The Audit Committee has delegated authority to the Audit Committee Chair to review and evaluate proposals from management to have non-audit services performed by the Trust’s principal auditors.  If the Audit Committee Chair determines the request to be appropriate, he approves the provision of such non-audit services and reports on such matters at the first scheduled meeting of the Audit Committee following such pre-approval.

Off-Balance Sheet Arrangements

Reference is made to the section titled “Other Information - Off-Balance Sheet Arrangements” in the 2006 Management Discussion and Analysis attached as Exhibit “C” hereto.

Contractual Obligations

Reference is made to the contractual obligations table included in the section titled “Liquidity and Capital Resources” in the 2006 Management Discussion and Analysis attached as Exhibit “C” hereto.

New York Stock Exchange Corporate Governance Disclosures

Reference is made to the section titled “Governance” in the 2006 Annual Information Form attached as Exhibit “A” hereto.

Undertaking

The Trust undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Trust has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Exhibit Index

Exhibit

Description

“A”

2006 Annual Information Form.

“B”

Audited Consolidated Financial Statements, including consolidated balance sheets as at December 31, 2006 and 2005 and consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2006 (including a reconciliation to US GAAP).

“C”

2006 Management Discussion and Analysis.

“D”

Consent of Independent Accountants.

“E”

Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

“F”

Section 906 certification of Boyd Payne, the President and R. James Brown, the Vice-President and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 7, 2007

FORDING CANADIAN COAL TRUST

By:

/s/ James F. Jones

James F. Jones

Trust Secretary

Exhibit D
Consent of Independent Auditors

We hereby consent to the use in this Annual Report on Form 40-F of Fording Canadian Coal Trust  of our report dated March 1, 2007 relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Calgary, Alberta, Canada

Date:  March 1, 2007

Exhibit E
Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Boyd Payne, President of the Fording Canadian Coal Trust, certify that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions);

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

Date:  March 7, 2007

/s/ Boyd Payne

Boyd Payne

President

I, R. James Brown, Vice-President and Chief Financial Officer, certify that:

6.

I have reviewed this annual report on Form 40-F of the Fording Canadian Coal Trust;

7.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

9.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

10.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions);

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

Date:  March 7, 2007

/s/ R. James Brown

R. James Brown

Vice-President and Chief Financial Officer

Exhibit F*
Certification Pursuant to 18 U.S.C. Section 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

In connection with the Annual Report on Form 40-F of Fording Canadian Coal Trust (the “Company”) for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Boyd Payne, the President and R. James Brown, the Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

11.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

12.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 7, 2007

/s/ Boyd Payne

Boyd Payne

President

/s/ R. James Brown

R. James Brown

Vice-President and Chief Financial Officer

______________________________________________________________________________

* This exhibit is “furnished” and not “filed” for the purposes of Section 18 of the Exchange Act.