Form 40-F
period 2007-12-31
FORDING CANADIAN COAL TRUST
filed 2008-03-17
CIK 1158113

As filed with the Securities and Exchange Commission on March 14, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Commission file number 1-15230
FORDING CANADIAN COAL TRUST
(Exact Name of Registrant as Specified in its Charter)

ALBERTA	1221	98-0393766

(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)
Suite 1000, 205 — 9th Avenue SE, Calgary, Alberta T2G 0R3, (403) 260-9800
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation System
111 Eighth Avenue, New York, New York 10011, (212) 590-9330
(Name, Address and Telephone Number of Agent for Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of Each Class) Units, no par value Unit Purchase Rights(1)	(Name of Each Exchange on which Registered) The New York Stock Exchange
(1)	The Unit Purchase Rights initially are attached to and trade with the Units.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual report, indicate by check mark the information filed with this form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2007, there were 148,298,691 Units of the issuer outstanding.
Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such rule.

Yes ☐	82 —	No ☑
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Disclosure Controls and Procedures
Disclosure controls and procedures are defined by the Securities and Exchange Commission (the “Commission”) as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The disclosure committee of the Fording Canadian Coal Trust (the “Trust”) (the “Disclosure Committee”) and the management of the Trust are responsible for establishing and maintaining adequate disclosure controls and procedures for the Trust. This involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively. As of December 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective.
Management’s Report on Internal Control Over Financial Reporting
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
Under the supervision and with the participation of the Trust’s principal executive officer and its principal financial officer, management conducted an evaluation of the effectiveness of the internal control over financial reporting of the Trust, as of December 31, 2007, based on the framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the internal control over financial reporting of the Trust was effective as of that date and there were no material weaknesses in the Trust’s internal control over financial reporting as at December 31, 2007.
Report of the Independent Auditor
PricewaterhouseCoopers LLP, an independent auditor, who audited and reported on the financial statements of the Trust attached as Exhibit B to this Annual Report on Form 40-F, has issued a report on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007. The report is included on page 2 of the financial statements attached as Exhibit B to this Annual Report on Form 40-F.

Changes to Internal Control Over Financial Reporting
There was no change in the Trust’s internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting.
Audit Committee
Identification of Audit Committee
The Trust has a separately-designated standing audit committee established in accordance with the Exchange Act. The following trustees constitute such Audit Committee: Michael S. Parrett, C.A.; Peter Valentine, F.C.A and Donald A. Pether. Each of these trustees has been determined by the trustees of the Trust to be independent and financially literate as those terms are defined by the New York Stock Exchange for audit committee members.
Audit Committee Financial Expert
The trustees of the Trust have determined that more than one member of the Audit Committee meets the legal requirements of an audit committee financial expert. Of those members, Michael S. Parrett, C.A. is designated as an audit committee financial expert.
Code of Ethics for Principal Executive Officer and Senior Financial Officers
The Trust and Fording (GP) ULC, an unlimited liability company and the general partner of Fording LP, a subsidiary of the Trust, have adopted a Joint Code of Business Conduct that applies to all employees, including the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is available on the Trust’s web site at www.fording.ca and in print to any unitholder who requests it by writing to the Secretary, Fording Canadian Coal Trust, 205 — 9th Avenue S.E., Calgary, AB, T2G 0R3. All amendments to the code, and all waivers of the code with respect to any of the principal executive or financial officers covered by it, will be posted on the Trust’s web site and provided in print to any unitholder who requests them. There were no waivers of the Joint Code of Business Conduct in 2007. On September 19, 2007 the Joint Code of Business Conduct was amended to provide for rules against violating any copyright laws including a prohibition against copying, installing or otherwise using software in a manner that violates the license agreement for that software. In addition, the amendment provides for a prohibition against the use of improper means to obtain any competitor’s information, whether or not that information is confidential, such as posing as an employee of a fictitious company, using other false pretences, bribery or unauthorized access to a computer network is prohibited. A copy of the amended Joint Code of Business Conduct is attached as Exhibit “G” hereto.

Principal Accountant Fees and Services
The following is a summary of professional services provided to the Trust and Elk Valley Coal Partnership by the Trust’s principal auditors, PricewaterhouseCoopers LLP, during the years ended December 31, 2006 and 2007, and the related fees:

Fees in Canadian Dollars[1]	2007	2006
Audit fees	$860,500	$743,000
Audit related fees	71,000	83,000
Tax fees	0	0
All other fees	2,500	2,500

Total	$934,000	$828,500
Audit fees
Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements and internal controls, review of the Annual Information Form and Management’s Discussion and Analysis and completion of limited reviews of quarterly financial information and work on internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.
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

[1]	The exchange rates at December 31, 2007 and 2006, based on the Bank of Canada noon rate were $0.99 and $1.165 (C$/US$), respectively.

Off-Balance Sheet Arrangements
Reference is made to the section titled “Other Information — Off-Balance Sheet Arrangements” in the 2007 Management’s Discussion and Analysis attached as Exhibit “C” hereto.
Contractual Obligations
Reference is made to the contractual obligations table included in the section titled “Liquidity and Capital Resources” in the 2007 Management’s Discussion and Analysis attached as Exhibit “C” hereto.
New York Stock Exchange Corporate Governance Disclosures
Reference is made to the disclosure provided under the headings “Independent Trustees and Directors”, “Presiding Director at Meetings of Non-Management Trustees and Directors”, “Communications with Non-Management Trustees and Directors” and “Corporate Governance Guidelines and Board Committee Charters” beginning on page 45 in the 2007 Annual Information Form attached as Exhibit “A” hereto.
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
Consent to Service of Process
The Trust has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Exhibit Index

Exhibit	Description

“A”	2007 Annual Information Form.

“B”	Audited Consolidated Financial Statements for the year ended December 31, 2007 (including a reconciliation to U.S. GAAP).

“C”	2007 Management’s Discussion and Analysis.

“D”	Consent of Independent Auditors.

“E”	Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

“F”	Section 906 certification of Boyd Payne, the President and R. James Brown, the Vice-President and Chief Financial Officer.

“G”	Amended Joint Code of Business Conduct
Mr. Boyd Payne, President of the Trust executed Exhibits E and F in his capacity as principal executive officer. Despite the fact that the Trust has a chief executive officer, the structure of the Trust is such that the management of the day-to-day operations rests with the President. Therefore, as the Trust’s principal executive officer, Mr. Boyd Payne is the proper person to provide the required certifications.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 14, 2008	FORDING CANADIAN COAL TRUST
	By:	/s/ James F. Jones
James F. Jones
Trust Secretary